Filed Pursuant to Rule 424(b)(3)
Registration No. 333-292182

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

To the Shareholders of American Water Works Company, Inc. and Essential Utilities, Inc.:

On behalf of the board of directors of American Water Works Company, Inc., which is referred to as American Water, and Essential Utilities, Inc., which is referred to as Essential, we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed merger of American Water and Essential. We are requesting that you take certain actions as a holder of American Water common stock or Essential common stock, as more fully described in the accompanying joint proxy statement/prospectus.

Each of the boards of directors of American Water and Essential has authorized, adopted, and approved, and determined to be advisable, an Agreement and Plan of Merger, dated as of October 26, 2025, which, as it may be amended from time to time, is referred to as the merger agreement, by and among American Water, Alpha Merger Sub, Inc., a direct, wholly owned subsidiary of American Water, which is referred to as Merger Sub, and Essential, pursuant to which the parties agreed to combine their respective companies in an all-stock merger transaction. Subject to the terms and conditions of the merger agreement, which are more fully described in the accompanying joint proxy statement/prospectus, Merger Sub will merge with and into Essential, which transaction is referred to as the merger, with Essential surviving the merger as a wholly owned subsidiary of American Water.

At the effective time of the merger, which is referred to as the effective time, each share of common stock, par value $0.50 per share, of Essential, which is referred to as Essential common stock, issued and outstanding immediately prior to the effective time, other than any shares of Essential common stock owned by American Water or Merger Sub or by Essential as treasury stock (in each case, other than Essential restricted shares), will be converted into the right to receive 0.305 shares, which is referred to as the exchange ratio, of validly issued, fully paid, and nonassessable common stock, par value $0.01 per share, of American Water, which is referred to as American Water common stock. The aggregate number of such shares of American Water common stock to be issued in the merger is collectively referred to as the merger consideration. The exchange ratio is fixed and will not be adjusted to reflect stock price changes of either American Water common stock or Essential common stock between the dates of the merger agreement and the completion of the merger. American Water shareholders will continue to own their existing shares of common stock of American Water after completion of the merger, the form of which will not be changed by the merger.

Upon completion of the merger, former Essential shareholders will own approximately 31% of the then outstanding American Water common stock and American Water shareholders will own the remaining approximately 69%, based on the number of shares of common stock and stock-based awards of American Water and Essential outstanding as of December 29, 2025, the last practicable trading day before the date of the accompanying joint proxy statement/prospectus.

American Water will issue a fixed number of shares of American Water common stock in exchange for each share of Essential common stock. As a result, the implied value of the merger consideration to be received by Essential shareholders will fluctuate based on any changes in the market price of American Water common stock prior to the completion of the merger. Accordingly, such implied value of the per share merger consideration to be received by Essential shareholders upon completion of the merger could be greater than, less than, or the same as the implied value of the merger consideration on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations for the shares of American Water common stock and Essential common stock. American Water common stock is listed on the New York Stock Exchange, which is referred to as the NYSE, under the symbol “AWK,” and Essential common stock is listed on the NYSE under the symbol “WTRG.”

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. The obligation of the parties to consummate the merger is not conditioned upon the receipt of an opinion from counsel, nor have the parties applied for a ruling from the U.S. Internal Revenue Service, that the merger would so qualify.

Each of American Water and Essential will hold a special meeting of its shareholders in connection with the transactions contemplated by the merger agreement.

American Water’s special meeting of shareholders will be held virtually (and not at a physical location) on February 10, 2026 at 10:00 a.m., Eastern time (unless it is adjourned or postponed to a later date) via remote communication at www.virtualshareholdermeeting.com/AWK2026SM. At the American Water special meeting, American Water shareholders will be asked to consider and vote on the following matters: (i) a proposal to approve the issuance of American Water common stock in connection with the merger, which is referred to as the share issuance proposal; and (ii) a proposal to adjourn or postpone the American Water special meeting from time to time, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the American Water special meeting (or any adjournment or postponement thereof) to approve the share issuance proposal, or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to American Water shareholders, which is referred to as the American Water adjournment proposal. By unanimous vote of all directors then present, the American Water board of directors has authorized, adopted, and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger and the share issuance, and determined that the merger agreement and such contemplated transactions, including the merger and the share issuance, are advisable, fair to, and in the best interests of American Water and its shareholders, and the American Water board unanimously recommends that American Water shareholders vote “FOR” the share issuance proposal and “FOR” the American Water adjournment proposal.

Essential’s special meeting of shareholders will be held virtually (and not at a physical location) on February 10, 2026 at 10:00 a.m., Eastern time (unless it is adjourned or postponed to a later date) via remote communication at www.virtualshareholdermeeting.com/WTRG2026SM. At the Essential special meeting, Essential shareholders will be asked to consider and vote on the following matters: (i) a proposal to approve the merger agreement, and the transactions contemplated thereby, including the merger, which is referred to as the merger agreement proposal; (ii) a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to the named executive officers of Essential in connection with the transactions contemplated by the merger agreement, which is referred to as the merger-related compensation proposal; and (iii) a proposal to adjourn or postpone the Essential special meeting from time to time, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Essential special meeting (or any adjournment or postponement thereof) to approve the merger agreement proposal, or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Essential shareholders, which is referred to as the Essential adjournment proposal. The Essential board of directors has determined that it is advisable, fair to, and in the best interests of Essential and its shareholders to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement, including the merger, and unanimously approved, adopted, and declared advisable the merger agreement, and unanimously recommends that Essential shareholders vote “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal, and “FOR” the Essential adjournment proposal.

The accompanying joint proxy statement/prospectus contains detailed information about American Water, Essential, the merger agreement, and the transactions contemplated by the merger agreement. In particular, see “Risk Factors” beginning on page 35. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus and is incorporated by reference therein. We encourage you to read the accompanying joint proxy statement/prospectus and its annexes, including the merger agreement, carefully and in their entirety. You may also obtain information about American Water and Essential from the U.S. Securities and Exchange Commission.

Your vote is very important regardless of the number of shares of American Water common stock or Essential common stock that you own. The merger cannot be completed unless American Water shareholders approve the share issuance proposal and Essential shareholders approve the merger agreement proposal.

Whether or not you plan to virtually attend your company’s special meeting of shareholders, please submit your proxy as soon as possible to make sure that your shares are represented at that meeting.

John C. Griffith President and Chief Executive Officer and Director American Water Works Company, Inc.	Christopher H. Franklin Chairman, President and Chief Executive Officer Essential Utilities, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the other transactions described in the accompanying joint proxy statement/prospectus or the securities to be issued in connection with the merger or determined if the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated December 31, 2025 and is first being sent or given to shareholders of American Water and Essential on or about December 31, 2025.

American Water Works Company, Inc.

1 Water Street

Camden, New Jersey 08102-1658

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 10, 2026

Dear American Water Works Company, Inc. Shareholder:

I am pleased to notify you of, and invite you to attend, the special meeting of shareholders of American Water Works Company, Inc., which is referred to as the American Water special meeting, which will be held at 10:00 a.m., Eastern time on February 10, 2026 via remote communication at www.virtualshareholdermeeting.com/AWK2026SM to allow broad access to the American Water special meeting by American Water’s shareholders and employees.

At the American Water special meeting, American Water shareholders will be asked to consider and vote on the following matters:

1.

a proposal to approve the issuance of American Water common stock, par value $0.01 per share, pursuant to the Agreement and Plan of Merger, dated as of October 26, 2025, which, as may be amended from time to time, is referred to as the merger agreement, by and among American Water, Essential Utilities, Inc., which is referred to as Essential, and Alpha Merger Sub, Inc., a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, which proposal is referred to as the share issuance proposal; and

2.

a proposal to adjourn or postpone the American Water special meeting from time to time, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the American Water special meeting (or any adjournment or postponement thereof) to approve the share issuance proposal, or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to American Water shareholders, which proposal is referred to as the American Water adjournment proposal.

Approval of the share issuance proposal by the American Water shareholders is required to complete the transactions contemplated by the merger agreement.

American Water will transact no other business at the American Water special meeting, except for business properly brought before the American Water special meeting or any adjournment or postponement thereof by or at the direction of the American Water board of directors. The accompanying joint proxy statement/prospectus describes the matters to be considered at the American Water special meeting in more detail.

The American Water board of directors has set December 29, 2025 as the record date for determining the American Water shareholders entitled to notice of and to vote at the American Water special meeting and any adjournment or postponement thereof. Only shareholders of record at the close of business on December 29, 2025 are entitled to notice of, and to vote at, the special meeting.

You may participate in the American Water special meeting via the Internet at www.virtualshareholdermeeting.com/AWK2026SM. Instructions on how to participate in the American Water special meeting are described in the accompanying joint proxy statement/prospectus and posted at www.virtualshareholdermeeting.com/AWK2026SM.

Your vote is very important regardless of the number of shares of American Water common stock that you own. The transactions contemplated by the merger agreement cannot be completed without approval of the share issuance proposal by the affirmative vote of holders of a majority of the American Water common stock present in person, by remote communication, or represented by proxy at the American Water special meeting and entitled to vote on the share issuance proposal (so long as a quorum is present), or any adjournment or postponement thereof. Whether or not you expect to participate in the American Water special meeting, American Water urges you to submit a proxy or voting instruction form to have your shares voted as promptly as possible, either: (i) via the Internet (see proxy card or voting instruction form for instructions); (ii) by telephone (see proxy card or voting instruction form for instructions); or (iii) by completing, signing, dating, and returning the enclosed proxy card or voting instruction form in the postage-paid envelope provided, so that your shares may be represented and voted at the special meeting. If your shares are held in “street name” (through a brokerage firm, trustee, bank, or other record holder, nominee, or financial intermediary, each of which is referred to as an intermediary), please follow the instructions provided to you by such intermediary.

By unanimous vote of all directors then present, the American Water board of directors has authorized, adopted, and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger and the share issuance, and determined that the merger agreement and such contemplated transactions, including the merger and the share issuance, are advisable, fair to, and in the best interests of American Water and its shareholders, and the American Water board unanimously recommends that American Water shareholders vote “FOR” the share issuance proposal and “FOR” the American Water adjournment proposal.

The accompanying joint proxy statement/prospectus provides a detailed description of the merger agreement, the transactions contemplated thereby, including the merger, and the other matters to be considered at the American Water special meeting. A summary of the merger agreement is included in the joint proxy statement/prospectus in the sections entitled “The Merger” and “The Merger Agreement,” and a copy of the merger agreement is attached as Annex A to the joint/proxy statement prospectus. We encourage you to carefully read the accompanying joint proxy statement/prospectus (including the annexes thereto) and any other documents incorporated by reference therein in their entirety.

PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION FORM. IF YOU HAVE QUESTIONS ABOUT THE MERGER, THE SHARE ISSUANCE PROPOSAL, THE AMERICAN WATER ADJOURNMENT PROPOSAL, OR VOTING YOUR SHARES, PLEASE CONTACT:

D.F. King & Co, Inc.

28 Liberty Street, 53rd Floor

New York, New York 10005

Shareholders may call toll free: (888) 869-7406

Banks and Brokers may call collect: (646) 582-2898

Email: AWK@dfking.com

By Order of the Board of Directors of

American Water Works Company, Inc.

Jeffrey M. Taylor

Vice President and Secretary

Camden, New Jersey

December 31, 2025

Essential Utilities, Inc.

762 West Lancaster Avenue

Bryn Mawr, Pennsylvania 19010-3489

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 10, 2026

Dear Essential Utilities, Inc. Shareholder:

I am pleased to notify you of, and invite you to attend, the special meeting of shareholders of Essential Utilities, Inc., which is referred to as the Essential special meeting, which will be held at 10:00 a.m., Eastern time on February 10, 2026 via remote communication at www.virtualshareholdermeeting.com/WTRG2026SM to allow broad access to the Essential special meeting by Essential’s shareholders and employees.

At the Essential special meeting, Essential shareholders will be asked to consider and vote on the following matters:

1.	a proposal to approve the merger agreement and the transactions contemplated thereby, including the merger, which proposal is referred to as the merger agreement proposal;

2.

a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to the named executive officers of Essential in connection with the transactions contemplated by the merger agreement, which proposal is referred to as the merger-related compensation proposal; and

3.

a proposal to adjourn or postpone the Essential special meeting from time to time, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Essential special meeting (or any adjournment or postponement thereof) to approve the merger agreement proposal, or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Essential shareholders, which proposal is referred to as the Essential adjournment proposal.

Approval of the merger agreement proposal by the Essential shareholders is required to complete the transactions contemplated by the merger agreement.

Essential will transact no other business at the Essential special meeting, except for business properly brought before the Essential special meeting or any adjournment or postponement thereof by or at the direction of the Essential board of directors. The accompanying joint proxy statement/prospectus describes the matters to be considered at the Essential special meeting in more detail.

The Essential board of directors has set December 29, 2025 as the record date for determining the Essential shareholders entitled to notice of and to vote at the Essential special meeting and any adjournment or postponement thereof. Only shareholders of record at the close of business on December 29, 2025 are entitled to notice of, and to vote at, the special meeting.

You may participate in the Essential special meeting via the Internet at www.virtualshareholdermeeting.com/WTRG2026SM. Instructions on how to participate in the Essential special meeting are described in the accompanying joint proxy statement/prospectus and posted at www.virtualshareholdermeeting.com/WTRG2026SM.

Your vote is very important regardless of the number of shares of Essential common stock that you own. The transactions contemplated by the merger agreement cannot be completed without approval of the merger agreement proposal by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the merger agreement proposal at the Essential special meeting (so long as a quorum is present), or any adjournment or postponement thereof. Whether or not you expect to participate in the

Essential special meeting, Essential urges you to submit a proxy or voting instruction form to have your shares voted as promptly as possible, either: (i) via the Internet (see proxy card or voting instruction form for instructions); (ii) by telephone (see proxy card or voting instruction form for instructions); or (iii) by completing, signing, dating, and returning the enclosed proxy card or voting instruction form in the postage-paid envelope provided, so that your shares may be represented and voted at the special meeting. If your shares are held in “street name” (through a brokerage firm, trustee, bank, or other record holder, nominee, or financial intermediary, each of which is referred to as an intermediary), please follow the instructions provided to you by such intermediary.

The Essential board of directors has unanimously approved, adopted, and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and unanimously recommends that Essential shareholders vote “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal, and “FOR” the Essential adjournment proposal.

The accompanying joint proxy statement/prospectus provides a detailed description of the merger agreement, the transactions contemplated thereby, including the merger, and the other matters to be considered at the Essential special meeting. A summary of the merger agreement is included in the joint proxy statement/prospectus in the sections entitled “The Merger” and “The Merger Agreement,” and a copy of the merger agreement is attached as Annex A to the joint/proxy statement prospectus. We encourage you to carefully read the accompanying joint proxy statement/prospectus (including the annexes thereto) and any other documents incorporated by reference therein in their entirety.

PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION FORM. IF YOU HAVE QUESTIONS ABOUT THE MERGER, THE MERGER AGREEMENT PROPOSAL, THE ESSENTIAL ADJOURNMENT PROPOSAL, OR VOTING YOUR SHARES, PLEASE CONTACT:

MacKenzie Partners, Inc.

7 Penn Plaza

New York, New York 10001

Shareholders may call toll free: (800) 322-2885

Banks and Brokers may call collect: (212) 929-5500

Email: proxy@MacKenziePartners.com

By Order of the Board of Directors of

Essential Utilities, Inc.

Kimberly A. Joyce

Secretary

Bryn Mawr, Pennsylvania

December 31, 2025

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about American Water and Essential from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a listing of the documents incorporated by reference into this joint proxy statement/prospectus and additional information, see “Where You Can Find More Information” beginning on page 183.

You can obtain any of the documents incorporated by reference into this joint proxy statement/prospectus without charge by requesting them in writing or by telephone from D.F. King & Co, Inc., American Water’s proxy solicitor, or MacKenzie Partners, Inc., Essential’s proxy solicitor, at the following addresses and telephone numbers:

For American Water Shareholders:

D.F. King & Co, Inc.
28 Liberty Street, 53rd Floor
New York, New York 10005
Shareholders may call toll free: (888) 869-7406

Banks and Brokers may call collect: (646) 582-2898

Email: AWK@dfking.com

For Essential Shareholders:

MacKenzie Partners, Inc.

7 Penn Plaza

New York, New York 10001

Shareholders may call toll free: (800) 322-2885
Banks and Brokers may call collect: (212) 929-5500

Email: proxy@MacKenziePartners.com

You will not be charged for any of these documents that you request. To receive timely delivery of any of these documents in advance of the special meetings, you should make your request no later than February 3, 2026, which is five business days before the special meetings.

You may also obtain any of the documents incorporated by reference into this joint proxy statement/prospectus without charge through the U.S. Securities and Exchange Commission, which is referred to as the SEC, website at www.sec.gov. In addition, you may obtain copies of documents filed by American Water with the SEC by accessing American Water’s website at ir.amwater.com. You may also obtain copies of documents filed by Essential with the SEC by accessing Essential’s website at essential.co.

We are not incorporating the contents of or any information linked in the websites of the SEC, American Water, Essential, or any other entity into this joint proxy statement/prospectus. The inclusion of the website addresses in this joint proxy statement/prospectus are intended as inactive textual reference only, and we are providing the information about how you can obtain certain documents that are incorporated by reference into this joint proxy statement/prospectus at these websites only for your convenience.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

Except where the context otherwise states, American Water has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to American Water (including the annexes hereto), and Essential has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Essential (including the annexes hereto). American Water and Essential both contributed information relating to the merger.

This joint proxy statement/prospectus forms a part of a registration statement on Form S-4 (Registration No. 333-292182) filed by American Water with the SEC. It constitutes a prospectus of American Water under Section 5 of the Securities Act, and the rules thereunder, with respect to the shares of American Water common stock to be issued to Essential shareholders in the merger. It also constitutes a proxy statement under Section 14(a) of the Exchange Act and a notice of meeting (i) with respect to the American Water special meeting at which American Water shareholders will consider and vote on the share issuance proposal and the American Water adjournment proposal and (ii) with respect to the Essential special meeting at which Essential shareholders will consider and vote on the merger agreement proposal, the merger-related compensation proposal, and the Essential adjournment proposal.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus (including the annexes hereto). No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this joint proxy statement/prospectus (including the annexes hereto). You should not assume that the information contained herein, including in any annexes hereto, or contained in any document incorporated by reference herein is accurate as of any date other than the date of such information or document. Any statement contained herein (including in any annex hereto) or in a document incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that is incorporated by reference into this joint proxy statement/prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus. Neither American Water nor Essential assumes any obligation to update the information contained in or incorporated by reference into this joint proxy statement/prospectus (whether as a result of new information, future events, or otherwise), except as required by applicable law. Neither the mailing of this joint proxy statement/prospectus to the shareholders of American Water or Essential, nor American Water or Essential taking of any actions contemplated hereby at any time, will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

i

ii

ANNEXES

Annex A	Agreement and Plan of Merger
Annex B	Opinion of BofA Securities, Inc.
Annex C	Opinion of Moelis & Company LLC

iii

DEFINED TERMS

Unless stated otherwise, when the following bolded terms and abbreviations appear in this joint proxy statement/prospectus, they have the meanings indicated below:

Defined Term:	Meaning:
American Water	American Water Works Company, Inc., a Delaware corporation

American Water adjournment proposal	The proposal to be submitted to American Water shareholders to adjourn or postpone the American Water special meeting from time to time, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the American Water special meeting (or any adjournment or postponement thereof) to approve the share issuance proposal, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to American Water shareholders

American Water board	The board of directors of American Water

American Water bylaws	The amended and restated bylaws of American Water as in effect as of the date of this joint proxy statement/prospectus

American Water certificate of incorporation	The restated certificate of incorporation of American Water as in effect as of the date of this joint proxy statement/prospectus

American Water common stock	Common stock, par value $0.01 per share, of American Water

American Water special meeting	The special meeting of shareholders of American Water

applicable PSCs	The California Public Utilities Commission, the Illinois Commerce Commission, the Indiana Utility Regulatory Commission, the Kentucky Public Service Commission, the New Jersey Board of Public Utilities, the North Carolina Utilities Commission, the Pennsylvania Public Utility Commission, the Public Utilities Commission of Ohio, the Public Utility Commission of Texas, and the Virginia State Corporation Commission, collectively

BofA Securities	BofA Securities, Inc.

closing	The closing of the merger

Code	The U.S. Internal Revenue Code of 1986, as amended

combined company	American Water immediately following the completion of the merger

competing proposal	Any proposal or offer, with respect to any (i) merger, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution, or similar transaction in which any third party, other than American Water or its subsidiaries or Essential or its subsidiaries, as applicable, acquires or would acquire (A) business or assets of American Water or its subsidiaries or Essential or its subsidiaries, as applicable, representing 20% or more of the consolidated revenues, net income, or fair market value of the consolidated assets of such party or such party’s subsidiaries, taken as a whole, or (B)(1) 20% or more of the outstanding American Water common stock or Essential common stock, as applicable, or (2) 20% or more of the aggregate voting power of the surviving entity or a resulting direct or indirect parent of American Water or Essential, as applicable, or such surviving entity, (ii) sale, lease, contribution, transfer, or other

Defined Term:	Meaning:
disposition, pursuant to which any third party acquires or would acquire business or assets of American Water or its subsidiaries or Essential or its subsidiaries, as applicable, representing 20% or more of the consolidated revenues, net income, or fair market value of the consolidated assets of such party and its subsidiaries, taken as a whole, (iii) issuance, sale or other disposition to any third party of securities representing direct or beneficial ownership of 20% or more of the voting power of American Water or Essential, as applicable, (iv) transaction in which any third party would acquire beneficial ownership, or the right to acquire beneficial ownership of 20% or more of any class of capital stock of American Water or Essential, as applicable, or (v) any combination of the foregoing

DGCL	The General Corporation Law of the State of Delaware, as amended

effective time	The time and the date when the merger becomes effective (i.e., when the statement of merger is duly filed with and accepted by the Department of State of the Commonwealth of Pennsylvania, or at such later time as is agreed by the parties to the merger agreement and specified in the statement of merger)

Essential	Essential Utilities, Inc., a Pennsylvania corporation

Essential 401(k) Plan	The Essential Utilities, Inc. 401(k) Plan, as amended

Essential adjournment proposal	The proposal to be submitted to Essential shareholders to adjourn or postpone the Essential special meeting from time to time, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Essential special meeting (or any adjournment or postponement thereof) to approve the merger agreement proposal, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Essential shareholders

Essential board	The board of directors of Essential

Essential common stock	Common stock, par value $0.50 per share, of Essential

Essential ESPP	The Aqua America, Inc. 2012 Employee Stock Purchase Plan, as amended

Essential PSU	Each Essential performance-based restricted stock unit

Essential RSA	Each Essential restricted stock award

Essential RSU	Each Essential time-based restricted stock unit

Essential special meeting	The special meeting of shareholders of Essential

Essential stock option	Each option to purchase Essential common stock

Essential stock plan	The Aqua America, Inc. Amended & Restated Omnibus Equity Compensation Plan

Exchange Act	The Securities Exchange Act of 1934, as amended

exchange ratio	0.305 of a share of validly issued, fully paid, and nonassessable American Water common stock per share of Essential common stock

FCC	The Federal Communications Commission or any successor agency

GAAP	Generally accepted accounting principles in the United States

Gibson Dunn	Gibson, Dunn & Crutcher LLP

HSR Act	The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended

Defined Term:	Meaning:
HSR clearance	The expiration or termination of the waiting periods or agreements between the parties to the merger agreement and a governmental entity not to close the transaction embodied in a “timing agreement” (and any extensions thereof) required under the HSR Act applicable to the merger and the transactions contemplated by the merger agreement

interim period	The period between the date of the merger agreement and the earlier of the effective time and the date, if any, on which the merger agreement is terminated

IRS	The U.S. Internal Revenue Service or any successor agency

merger	The merger of Merger Sub with and into Essential, with Essential surviving the merger as a wholly owned subsidiary of American Water

merger agreement	The Agreement and Plan of Merger, dated as of October 26, 2025, by and among American Water, Merger Sub, and Essential, as may be amended, restated, or otherwise modified from time to time, a copy of which is attached as Annex A to this joint proxy statement/prospectus

merger agreement proposal	The proposal to be submitted to Essential shareholders to approve the merger agreement and the transactions contemplated thereby, including the merger

merger-related compensation proposal	The proposal to be submitted to Essential shareholders to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to the named executive officers of Essential in connection with the transactions contemplated by the merger agreement

Merger Sub	Alpha Merger Sub, Inc., a Pennsylvania corporation and a direct, wholly owned subsidiary of American Water

Moelis	Moelis & Company LLC

NYSE	The New York Stock Exchange

PBCL	The Pennsylvania Business Corporation Law, as amended

required state regulatory approvals	The authorizations, approvals, or consents of the applicable PSCs that may be required for the parties to complete the merger

SEC	The U.S. Securities and Exchange Commission

Securities Act	The Securities Act of 1933, as amended

share issuance	The issuance of shares of American Water common stock pursuant to the merger agreement as consideration for the merger

share issuance proposal	The proposal to be submitted to American Water shareholders to approve the share issuance

Skadden	Skadden, Arps, Slate, Meagher & Flom LLP

superior proposal	A bona fide written competing proposal made after the date of the merger agreement, substituting in the definition of “competing proposal” “more than 50%” for “20% or more” in each place such phrase appears, that the American Water board or Essential board, as applicable, determines in good faith, after consultation with outside legal counsel and a financial advisor, and taking into account, to the extent applicable, the legal, financial, regulatory, timing, and other aspects of such competing proposal, the identity of the person making the proposal, and any financing required for such proposal, the ability of the person

Defined Term:	Meaning:
making such proposal to obtain such required financing, and the level of certainty with respect to such required financing, and such other factors, in each case, that are deemed relevant by such board, (i) if accepted, is reasonably likely to be completed and (ii) if completed, would result in a transaction that is more favorable from a financial point of view to such party’s shareholders than the transactions contemplated by the merger agreement (after taking into account all adjustments or modifications to the terms thereof, and any revisions to the terms of the transactions contemplated by the merger agreement pursuant to the non-solicitation provisions thereof)

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger agreement, the merger, the share issuance, and the other transactions contemplated by the merger agreement. American Water and Essential urge you to read carefully this entire joint proxy statement/prospectus, including the annexes and the other documents referred to or incorporated by reference into this joint proxy statement/prospectus, because the information in this section does not provide all of the information that might be important to you.

About the Merger Agreement and the Merger

Q:	What is the merger agreement and what is the merger?

A:

On October 26, 2025, American Water, Merger Sub, and Essential entered into the merger agreement. Subject to the terms and conditions of the merger agreement, upon the completion of the merger, Merger Sub will merge with and into Essential, with Essential continuing as the surviving corporation and a direct, wholly owned subsidiary of American Water.

Q:	What will Essential shareholders receive in the merger?

A:

Pursuant to the merger agreement, in the merger, Essential shareholders will receive 0.305 of a share of validly issued, fully paid, and nonassessable American Water common stock for each share of Essential common stock that they own.

Q:	What happens if the market price of American Water common stock or Essential common stock changes before the closing of the merger and what is the value of the merger consideration?

A:

Changes in the market price of American Water common stock or the market price of Essential common stock at or prior to the effective time of the merger will not change the number of shares of American Water common stock that Essential shareholders will receive because the exchange ratio is fixed at 0.305 of a share of validly issued, fully paid, and nonassessable American Water common stock. The value of the merger consideration to be received in exchange for each share of Essential common stock will fluctuate with the market value of American Water common stock until the merger is completed.

Based on American Water’s closing stock price on October 24, 2025, the last trading day prior to the announcement of the execution of the merger agreement, the implied value of the merger consideration was $43.18 per share of Essential common stock, representing an approximately 10% premium based on the average of the daily volume weighted average closing price per share of each company’s common stock over the 60-trading day period ending October 24, 2025.

Based on American Water’s closing stock price on December 29, 2025, the last practicable trading day before the date of this joint proxy statement/prospectus, the implied value of the merger consideration was $39.94 per share of Essential common stock.

Q:	Are there any conditions to completion of the merger?

A:

Yes. Completion of the merger is conditioned on American Water shareholders approving the share issuance proposal, Essential shareholders approving the merger agreement proposal, the receipt of certain governmental approvals, including the HSR clearance and the required state regulatory approvals, in each case on such terms and conditions that would not, individually or in the aggregate, result in a burdensome effect (as defined in “The Merger Agreement—Efforts Related to Consents and Approvals of Governmental Entities” beginning on page 137), and a number of other conditions that must be satisfied or waived before the merger can be completed. For a description of all of the conditions to the merger, see “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 140.

For American Water Shareholders

Q:	When and where is the American Water special meeting?

A:

The special meeting of American Water shareholders, which is referred to as the American Water special meeting, will be held at 10:00 a.m., Eastern time, on February 10, 2026 (unless it is adjourned or postponed to a later date), via live webcast at www.virtualshareholdermeeting.com/AWK2026SM. The American Water special meeting will be held exclusively online via live webcast.

Q:	What matters will be voted on at the American Water special meeting?

A:	American Water shareholders will be asked to consider and vote on the following proposals: (i) the share issuance proposal and (ii) the American Water adjournment proposal.

Q:	Who is entitled to vote at the American Water special meeting?

A:

The American Water record date is December 29, 2025, which is referred to as the American Water record date. Only holders of American Water common stock as of the close of business on the American Water record date are entitled to notice of and entitled to vote at the American Water special meeting, unless a new record date is set in connection with any adjournment or postponement of the American Water special meeting. As of the American Water record date, there were 195,177,161 issued and outstanding shares of American Water common stock, and the issued and outstanding American Water common stock was held by approximately 1,793 shareholders of record. Each American Water shareholder entitled to vote at the American Water special meeting is entitled to cast one vote per share at the American Water special meeting.

Q:	How does the American Water board recommend that I vote on the proposals?

A:

By unanimous vote of all directors then present, the American Water board has authorized, adopted, and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger and the share issuance, and determined that the merger agreement and such contemplated transactions, including the merger and the share issuance, are advisable, fair to, and in the best interests of American Water and its shareholders, and the American Water board unanimously recommends that American Water shareholders vote “FOR” the share issuance proposal and “FOR” the American Water adjournment proposal. For a discussion of the factors considered by the American Water board in reaching its decision, see “The Merger—American Water Board’s Recommendations and Its Reasons for the Merger” beginning on page 67.

Q:	What will happen to my shares of American Water common stock in the merger?

A:

Nothing. You will continue to own the same shares of American Water common stock that you owned prior to the effective time. As a result of the share issuance, however, the overall ownership percentage of the current American Water shareholders in the combined company will be diluted.

Immediately following the completion of the merger, continuing American Water shareholders will own approximately 69% of the then outstanding American Water common stock and former Essential shareholders will own approximately 31% of the then outstanding American Water common stock, in each case based on the number of shares of common stock and stock-based awards of American Water and Essential outstanding as of December 29, 2025, the last practicable trading day before the date of this joint proxy statement/prospectus.

Q:	Do the American Water directors and executive officers have any interests in the merger?

A:

Yes. In connection with the completion of the merger, American Water’s current directors and executive officers have interests in the merger that may be different from, or in addition to, those of the shareholders of American Water generally. The American Water board was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement, including the merger and the share issuance. These interests are described in more detail in “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of American Water Directors and Executive Officers in the Merger” beginning on page 104.

Q:	What constitutes a quorum at the American Water special meeting?

A:

The American Water bylaws provide that the presence, in person, by remote communication, or by proxy duly authorized, of the holders of a majority of the outstanding shares of American Water common stock entitled to vote is necessary to constitute a quorum at the American Water special meeting. The American Water special meeting will be held virtually, so shareholders of American Water will not be able to attend the American Water special meeting in person. Abstentions and broker non-votes are included in the determination of shares present at the American Water special meeting for quorum purposes.

Q:	What vote is required for American Water shareholders to approve the share issuance proposal?

A:

The affirmative vote of a majority of the shares of American Water common stock present in person, by remote communication, or represented by proxy at the American Water special meeting and entitled to vote on the share issuance proposal (assuming a quorum has been obtained) is required to approve the share issuance proposal. Only holders of American Water common stock at the close of business on the American Water record date will be entitled to vote on the share issuance proposal. Abstentions will be counted as a vote “AGAINST” the share issuance proposal; broker non-votes, if any, will not be taken into account in determining the outcome of the share issuance proposal.

Q:	What vote is required for American Water shareholders to approve the American Water adjournment proposal?

A:

Whether or not a quorum is present, approval of the American Water adjournment proposal requires the affirmative vote of a majority of the shares of American Water common stock present in person, by remote communication, or represented by proxy at the American Water special meeting and entitled to vote on the American Water adjournment proposal. Only holders of American Water common stock at the close of business on the American Water record date will be entitled to vote on the American Water adjournment proposal. Abstentions will be counted as a vote “AGAINST” the American Water adjournment proposal; broker non-votes, if any, will not be taken into account in determining the outcome of the American Water adjournment proposal.

The vote on the American Water adjournment proposal is separate and apart from the vote to approve the share issuance proposal and is not a condition to the completion of the merger.

Q:	Is my vote at the American Water special meeting important, and how are votes counted at the American Water special meeting?

A:

Yes, your vote is very important. If you do not submit a proxy or vote virtually at the meeting, it will be more difficult for American Water to obtain the necessary quorum to hold the American Water special meeting.

With respect to shares of American Water common stock held of record, properly executed proxy cards with no instructions indicated on the proxy card will be voted “FOR” the share issuance proposal and “FOR” the American Water adjournment proposal.

Q:	What happens if I sell my American Water common stock before the American Water special meeting?

A:

The record date for the American Water special meeting is earlier than the date of the American Water special meeting. If you sell your shares of American Water common stock after the American Water record date but before the date of the American Water special meeting, you will retain the right to vote at the American Water special meeting.

Q:	How do I submit a proxy or vote my shares at the American Water special meeting?

A:

How you vote your shares at the American Water special meeting depends on how you hold your shares. If you hold shares of American Water common stock directly in your name with Equiniti Trust Company, LLC, American Water’s transfer agent and registrar with respect to the American Water common stock, including through American Water Stock Direct, American Water’s dividend reinvestment and direct stock purchase plan, you are a holder of record. If you hold your shares of American Water common stock through a brokerage firm, trustee, bank, or other record holder, nominee, or financial intermediary, each of which is referred to as an intermediary, you hold your shares in “street name.”

Holders of Record

If you are a holder of record (including with respect to shares held through American Water Stock Direct), you may submit your proxy by mailing the enclosed proxy card, by telephone, or via the Internet, or you may vote virtually at the American Water special meeting by attending the live webcast at www.virtualshareholdermeeting.com/AWK2026SM. If you hold your shares in more than one account, please be sure to submit a proxy for each proxy card you receive.

Holders of record may vote by mail by completing, signing, and dating your enclosed proxy card and returning it in the accompanying pre-addressed envelope for receipt no later than the close of business on February 9, 2026 in order for your vote to be counted at the American Water special meeting.

Holders of record may submit their proxy by telephone by calling toll-free at (800) 690-6903. Holders of record may also submit their proxy via the Internet (see proxy card for instructions). In order for holders of record to vote their shares by telephone or via the Internet, such holders will need the 16-digit control number included on the enclosed proxy card (which is unique to each American Water shareholder of record to ensure all voting instructions are genuine and to prevent duplicate voting). If holders of record choose to submit their proxy by telephone or via the Internet, the proxy must be received by 11:59 p.m., Eastern time on February 9, 2026 in order to be counted at the American Water special meeting.

To vote during the live webcast, follow the instructions available on the American Water special meeting website at www.virtualshareholdermeeting.com/AWK2026SM. The American Water special meeting will be held exclusively online via live webcast. To be admitted to the live webcast, holders of record must provide their 16-digit control number. It is recommended that holders of record submit their vote by proxy prior to the date of the American Water special meeting even if they plan to attend the meeting virtually via the Internet.

Beneficial Holders (in “Street Name”)

If you hold shares of American Water common stock through an intermediary, which is known as holding shares in “street name,” you will receive a voting instruction form from that intermediary. The form will explain how to direct the voting of your shares through the intermediary, which may include the ability to provide voting instructions via the Internet or by telephone.

If your shares of American Water common stock are held in “street name” and you want to vote on the share issuance proposal or the American Water adjournment proposal, you MUST indicate how you wish your shares to be voted. The intermediary will vote shares held by you in “street name” in accordance with your voting instructions, as indicated on your signed voting instruction form or by the instructions you provide via the Internet or by telephone. Absent such instructions, NYSE rules prohibit an intermediary from exercising discretion to cast a vote with respect to your shares. In that case, a proxy submitted by the intermediary with respect to your shares would indicate that the intermediary is unable to cast a vote with respect to the matter, which is commonly referred to as a “broker non-vote.”

If you received more than one voting instruction form, your shares of American Water common stock are likely registered in different names or with different addresses or are in more than one account. You must separately follow the foregoing voting procedures for each voting instruction form that you receive in order for all of your shares to be voted at the meeting.

If you hold shares of American Water common stock in “street name” and wish to vote your shares virtually at the meeting, you may vote online during the meeting as an authenticated shareholder by visiting www.virtualshareholdermeeting.com/AWK2026SM, entering your 16-digit control number, and following the on-screen instructions. The availability of online voting may depend on your intermediary’s specific voting procedures. Please contact your intermediary for information.

Q:	If my shares of American Water common stock are held in “street name” by an intermediary, will my intermediary vote my shares for me at the American Water special meeting?

A:

No. If your shares are held in “street name” in a stock brokerage account or by an intermediary, you must provide the record holder of your shares with instructions on how to vote your shares. If you do not provide instruction to the record holder, your shares will not be voted. Please follow the voting instructions provided by your intermediary.

Applicable stock exchange rules permit intermediaries to vote their customers’ stock held in “street name” on routine matters when the intermediaries have not received voting instructions from their customers. Those rules do not, however, allow intermediaries to vote their customers’ stock held in “street name” on non-routine matters unless they have received voting instructions from their customers. In such cases, the uninstructed shares for which the intermediary is unable to vote are called “broker non-votes.” It is expected that all proposals to be voted on at the American Water special meeting will be non-routine matters on which intermediaries are not allowed to vote unless they have received voting instructions from their customers.

Please note that you may not vote shares held in “street name” by returning a proxy card, or by returning a voting instruction form directly to American Water. Your intermediary is obligated to provide you with a voting instruction form for you to instruct the record holder on how to vote your shares.

Q:	How can I revoke or change my vote at the American Water special meeting?

A:

If you are a record holder (which includes ownership of shares you may hold through American Water Stock Direct), you may revoke or change any prior proxy, regardless of how your proxy was originally submitted, by (i) sending a written statement or email to that effect to American Water’s Secretary, which must be received before the American Water special meeting, (ii) submitting a properly signed proxy card dated a later date, which must be received before the American Water special meeting, (iii) submitting a later dated proxy via the Internet or by telephone, which must be received by 11:59 p.m., Eastern time on February 9, 2026, or (iv) attending the American Water special meeting virtually as an authenticated shareholder and voting your shares online during the meeting. For this purpose, communications to the Secretary of American Water should be addressed to American Water Works Company, Inc., 1 Water Street, Camden, NJ 08102-1658, or via email at svc_corpsecoffice@amwater.com.

If you hold shares in “street name,” you should follow the instructions provided on the voting instruction form you received from the intermediary or contact the intermediary for instructions on how to change or revoke your vote.

Q:	Will a proxy solicitor be used by American Water in connection with the American Water special meeting?

A:

Yes. American Water has engaged D.F. King & Co, Inc. to assist in the solicitation of proxies for the American Water special meeting, and American Water has agreed to pay them a non-refundable fee of $35,000, plus the cost of any additional services provided at reasonable and customary rates, and the reasonable out-of-pocket expenses of D.F. King & Co., Inc. incurred in connection with the solicitation.

Q:	How can I vote the shares of American Water that I hold through American Water’s dividend reinvestment and direct stock purchase plan?

A:	Participants in American Water Stock Direct will receive the same materials as a holder of record and should follow the voting instructions summarized above.

Q:	Will American Water be required to submit the share issuance proposal to American Water shareholders even if the American Water board has withdrawn, modified, or qualified its recommendation?

A:

Yes. Unless the merger agreement is terminated prior to the American Water special meeting, American Water is required to submit the share issuance proposal to its shareholders even if the American Water board has withdrawn, modified, or qualified its recommendation in favor of the proposal.

Q:	Am I entitled to exercise appraisal rights in respect of my American Water shares?

A:	No. American Water shareholders are not entitled to any appraisal rights in connection with the merger or any other matter described in this joint proxy statement/prospectus.

Q:	What else do I need to do now prior to the American Water special meeting?

A:

You are urged to read this joint proxy statement/prospectus carefully and in its entirety, including its annexes and the information incorporated by reference herein, and to consider how the merger may affect you. Even if you plan to attend virtually the American Water special meeting, please vote promptly.

For Essential Shareholders

Q:	How will I receive the merger consideration in respect of my Essential shares if the merger is completed?

A:

If you are a shareholder of record of Essential shares and hold your shares in certificated form, you will receive a letter of transmittal and instructions for use in surrendering shares of Essential common stock in exchange for (i) certificates representing whole shares of American Water common stock (or appropriate alternative arrangements made by American Water if uncertificated shares of American Water common stock will be issued), (ii) cash in lieu of fractional shares of American Water common stock, and (iii) any dividends or distributions payable with respect to such Essential common stock. The exchange of any book-entry shares will be made in accordance with the exchange agent’s customary procedures with respect to securities held in book-entry form.

If you are not a shareholder of record, but instead hold your shares of Essential common stock in “street name” through an intermediary, you will receive instructions from your intermediary as to how to effect the surrender of your shares of Essential common stock held in “street name” in exchange for (i) the shares of American Water common stock, (ii) cash in lieu of fractional shares of American Water common stock, and (iii) any dividends or distributions payable with respect to such Essential common stock.

Q:	When and where is the Essential special meeting?

A:

The special meeting of Essential shareholders, which is referred to as the Essential special meeting, will be held virtually at 10:00 a.m., Eastern time, on February 10, 2026 (unless it is adjourned or postponed to a later date), via live webcast at www.virtualshareholdermeeting.com/WTRG2026SM. The Essential special meeting will be held exclusively online via live webcast.

Q:	What matters will be voted on at the Essential special meeting?

A:	You will be asked to consider and vote on the following proposals: (i) the merger agreement proposal; (ii) the merger-related compensation proposal; and (iii) the Essential adjournment proposal.

Q:

Why are Essential shareholders being asked to consider and vote on a proposal to approve, by non-binding advisory vote, merger-related compensation arrangements for Essential’s named executive officers (i.e., the merger-related compensation proposal)?

A:

Under SEC rules, Essential is required to seek a non-binding advisory vote with respect to the compensation that may be paid or become payable to Essential’s named executive officers that is based on or otherwise relates to the merger.

Q:	What happens if Essential shareholders do not approve the merger-related compensation proposal?

A:

Because the vote on the merger-related compensation proposal is advisory in nature only, it will not be binding upon Essential or American Water. Accordingly, the merger-related compensation will be paid to Essential’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and other contractual arrangements even if Essential shareholders do not approve the merger-related compensation proposal.

The vote on the merger-related compensation proposal is separate and apart from the votes to approve the other proposals being presented at the Essential special meeting and is not a condition to the completion of the merger.

Q:	Who is entitled to vote at the Essential special meeting?

A:

The record date for the Essential special meeting is December 29, 2025, which is referred to as the Essential record date. Only holders of record of Essential common stock as of the close of business on the Essential record date are entitled to notice of, and to vote at, the Essential special meeting, unless a new record date is set in connection with any adjournment or postponement of the Essential special meeting. As of the Essential record date, there were 283,082,809 issued and outstanding shares of Essential common stock, and the issued and outstanding Essential common stock was held by approximately 16,155 shareholders of record. Each Essential shareholder entitled to vote at the Essential special meeting is entitled to cast one vote per share at the Essential special meeting.

Q:	How does the Essential board recommend that I vote on the proposals?

A:

The Essential board unanimously (i) determined that it is advisable, fair to, and in the best interests of Essential and its shareholders to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement, including the merger, (ii) approved, adopted, and declared advisable the merger agreement, and (iii) directed that the merger agreement proposal, the merger-related compensation proposal, and the Essential adjournment proposal be submitted to the Essential shareholders for approval at the Essential special meeting. The Essential board unanimously recommends that Essential shareholders vote “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal, and “FOR” the Essential adjournment proposal. For a discussion of the factors considered by the Essential board in reaching its decision, see “The Merger—Essential Board’s Recommendations and Its Reasons for the Merger” beginning on page 70.

Q:	Do the Essential directors and executive officers have any interests in the merger?

A:

Yes. In connection with the completion of the merger, Essential’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of the shareholders of Essential generally. The Essential board was aware of these interests and considered them, among other things, in reaching its decision to approve, adopt, and declare advisable the merger agreement. These interests are described in more detail in “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Essential Directors and Executive Officers in the Merger” beginning on page 105.

Q:	What constitutes a quorum at the Essential special meeting?

A:

The Essential bylaws provide that a quorum at the Essential special meeting is the presence, in person or represented by proxy, of shareholders entitled to cast a majority of the votes which all shareholders are entitled to cast at the Essential special meeting. The Essential special meeting will be held virtually, so shareholders of Essential will not be able to attend the Essential special meeting in person. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum at the Essential special meeting.

Q:	What vote is required for Essential shareholders to approve the merger agreement proposal?

A:

Assuming a quorum is present at the Essential special meeting, approval of the merger agreement proposal requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the merger agreement proposal at the Essential special meeting. Only holders of record of Essential common stock at the close of business on the Essential record date will be entitled to vote on the merger agreement proposal. Abstentions and broker non-votes will have no effect in determining the outcome of the merger agreement proposal.

Q:	What vote is required for Essential shareholders to approve the merger-related compensation proposal?

A:

Assuming a quorum is present at the Essential special meeting, approval of the merger-related compensation proposal, which is a non-binding advisory vote, requires the approval of shareholders present, in person or by proxy, entitled to cast at least a majority of the votes which all shareholders present in person or by proxy are entitled to cast at the Essential special meeting. Only holders of record of Essential common stock at the close of business on the Essential record date will be entitled to vote on the merger-related compensation proposal. Abstentions will be counted as a vote “AGAINST” the merger-related compensation proposal and broker non-votes will have no effect in determining the outcome of the merger-related compensation proposal.

The vote on the merger-related compensation proposal is separate and apart from the votes to approve the other proposals being presented at the Essential special meeting and is not a condition to the completion of the merger.

Q:	What vote is required for Essential shareholders to approve the Essential adjournment proposal?

A:

Whether or not a quorum is present, approval of the Essential adjournment proposal requires the approval of shareholders present, in person or by proxy, entitled to cast at least a majority of the votes which all shareholders present in person or by proxy are entitled to cast at the Essential special meeting. Only holders of record of Essential common stock at the close of business on the Essential record date will be entitled to vote on the Essential adjournment proposal. Abstentions will be counted as a vote “AGAINST” the Essential adjournment proposal and broker non-votes will have no effect in determining the outcome of the Essential adjournment proposal.

The vote on the Essential adjournment proposal is separate and apart from the votes to approve the other proposals being presented at the Essential special meeting and is not a condition to the completion of the merger.

Q:	Is my vote at the Essential special meeting important, and how are votes counted at the Essential special meeting?

A:

Yes, your vote is very important. If you do not submit a proxy or vote virtually at the meeting, it will be more difficult for Essential to obtain the necessary quorum to hold the Essential special meeting.

With respect to shares of Essential common stock held of record, properly executed proxy cards with no instructions indicated on the proxy card will be voted “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal, and “FOR” the Essential adjournment proposal.

Q:	What happens if I sell my Essential common stock before the Essential special meeting?

A:

The record date for the Essential special meeting is earlier than the date of the Essential special meeting. If you sell your shares of Essential common stock after the Essential record date but before the date of the Essential special meeting, you will retain any right to vote at the Essential special meeting, but you will have transferred your right to receive the merger consideration. For Essential shareholders, in order to receive the merger consideration, you must hold your shares of Essential common stock through completion of the merger.

Q:	How do I submit a proxy or vote my shares at the Essential special meeting?

A:

How you vote your shares at the Essential special meeting depends on how you hold your shares. If you hold shares of Essential common stock directly in your name with Computershare Trust Company, N.A., Essential’s transfer agent, including shares held through Essential’s dividend reinvestment and direct stock purchase plan, you are a holder of record. If you hold your shares of Essential common stock through an intermediary, you hold your shares in “street name.”

Holders of Record

If you are a holder of record of your shares of Essential common stock (including shares held through Essential’s dividend reinvestment and direct stock purchase plan), you may submit your proxy by mailing the enclosed proxy card, by telephone, or via the Internet, or you may vote virtually at the Essential special meeting by attending the live webcast at www.virtualshareholdermeeting.com/WTRG2026SM. If you hold your shares in more than one account, please be sure to submit a proxy for each proxy card you receive.

Holders of record may vote by mail by completing, signing, and dating their enclosed proxy card and returning it in the accompanying pre-addressed envelope for receipt no later than the close of business on February 9, 2026 in order for your vote to be counted at the Essential special meeting.

Holders of record may submit their proxy by telephone by calling (800) 690-6903. Holders of record may submit their proxy via the Internet (see proxy card for instructions). In order for holders of record to vote their shares by telephone or via the Internet, such holders will need the 16-digit control number included on the enclosed proxy card (which is unique to each Essential shareholder of record to ensure all voting instructions are genuine and to prevent duplicate voting). If holders of record choose to submit their proxy by telephone or via the Internet, the proxy must be received by 11:59 p.m., Eastern time on February 9, 2026 in order to be counted at the Essential special meeting.

To vote during the live webcast, follow the instructions available on the Essential special meeting website at www.virtualshareholdermeeting.com/WTRG2026SM. The Essential special meeting will be held exclusively online via live webcast. To be admitted to the live webcast, holders of record must provide their 16-digit control number. It is recommended that holders of record submit their vote by proxy prior to the date of the Essential special meeting even if they plan to attend the meeting virtually via the Internet.

Beneficial Holders (in “Street Name”)

If you hold your shares of Essential common stock in “street name” through an intermediary, you have the right to direct how your shares will be voted. You may vote by mail by completing, signing, and dating the voting instruction form provided by your intermediary and returning it in the accompanying pre-addressed envelope. Your intermediary must receive your voting instruction form in sufficient time to vote your shares at the Essential special meeting.

If you hold your shares of Essential common stock in “street name” through an intermediary, you may vote via the Internet or by telephone only if Internet or telephone voting is made available by your intermediary. Please follow the voting instructions provided by your intermediary with these materials.

If you hold shares of Essential common stock in “street name” through an intermediary, you will receive separate voting instructions from your intermediary for voting during the live webcast. You must follow the voting instructions provided by your intermediary in order to instruct your intermediary on how to vote your shares of Essential common stock.

Q:	If my shares of Essential common stock are held in “street name” by my intermediary, will my intermediary vote my shares for me at the Essential special meeting?

A:

No. If your shares are held in “street name” in a stock brokerage account or by an intermediary, you must provide the record holder of your shares with instructions on how to vote your shares. If you do not provide instructions to the record holder, your shares will not be voted. Please follow the voting instructions provided by your intermediary.

Applicable stock exchange rules permit intermediaries to vote their customers’ stock held in “street name” on routine matters when the intermediaries have not received voting instructions from their customers. Those rules do not, however, allow intermediaries to vote their customers’ stock held in “street name” on non-routine matters unless they have received voting instructions from their customers. In such cases, the uninstructed shares for which the intermediary is unable to vote are called “broker non-votes.” It is expected that all proposals to be voted on at the Essential special meeting are non-routine matters on which intermediaries are not allowed to vote unless they have received voting instructions from their customers.

Please note that you may not vote shares held in “street name” by returning a proxy card or voting instruction form directly to Essential. Your intermediary is obligated to provide you with a voting instruction form for you to use.

Q:	How can I revoke or change my vote at the Essential special meeting?

A:

Holders of record (including shares held through Essential’s dividend reinvestment and direct stock purchase plan) may revoke their proxy at any time before the vote is taken at the Essential special meeting by taking one of the following actions: (i) giving written notice of revocation to Essential’s Corporate Secretary, which must be received before the time that the proxy you wish to revoke is voted at the Essential special meeting; (ii) submitting new voting instructions over the telephone or the Internet prior to 11:59 p.m., Eastern time, on February 9, 2026; (iii) delivering a new, validly completed, later-dated proxy card, which must be received no later than the close of business on February 9, 2026; or (iv) joining the Essential special meeting virtually and voting during the meeting. For this purpose, communications to the Corporate Secretary of Essential should be addressed to Essential Utilities, Inc., 762 W. Lancaster Avenue, Bryn Mawr, PA 19010.

For shares you hold in “street name,” you may change your vote by timely submitting new voting instructions to your intermediary, or, if you have obtained a legal proxy from your intermediary giving you the right to vote your shares, by joining the Essential special meeting virtually via the Internet and voting during the Essential special meeting.

Q:	Will a proxy solicitor be used by Essential in connection with the Essential special meeting?

A:

Yes. Essential has engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the Essential special meeting, and Essential has agreed to pay them a fee of $17,500, plus $1,500 for any adjournment or postponement of the Essential special meeting. Essential has also agreed to pay the cost of any additional services provided at customary rates, and to reimburse the reasonable and customary expenses of MacKenzie Partners, Inc. incurred in connection with the solicitation.

Q:	How can I vote the shares of Essential that I hold through Essential’s dividend reinvestment and direct stock purchase plan?

A:	Participants in Essential’s dividend reinvestment and direct stock purchase plan will receive the same materials as a holder of record and should follow the voting instructions summarized above.

Q:	Will Essential be required to submit the merger agreement proposal to Essential shareholders even if the Essential board has withdrawn, modified, or qualified its recommendation?

A:

Yes. Unless the merger agreement is terminated prior to the Essential special meeting, Essential is required to submit the merger agreement proposal to its shareholders even if the Essential board has withdrawn, modified, or qualified its recommendation in favor of the proposal.

Q:	Am I entitled to exercise appraisal rights in respect of my Essential shares?

A:	No. Essential shareholders are not entitled to any appraisal rights in connection with the merger or any other matter described in this joint proxy statement/prospectus.

Q:	What else do I need to do now prior to the Essential special meeting?

A:

You are urged to read this joint proxy statement/prospectus carefully and in its entirety, including its annexes and the information incorporated by reference herein, and to consider how the merger may affect you. Even if you plan to attend virtually the Essential special meeting, please vote promptly.

Q:	What will happen to Essential stock options, restricted shares, and other equity-based awards if the merger occurs?

A:

Upon completion of the merger, each outstanding Essential stock option will be converted into an option, which is referred to as an adjusted option, to purchase American Water common stock by applying the exchange ratio to the number of shares of Essential common stock that may be acquired thereunder, with an adjusted exercise price determined by applying the exchange ratio to the exercise price of such Essential stock options, and otherwise on the same terms and conditions applicable under the Essential stock options (except that any adjusted options corresponding to performance-based Essential stock options will no longer be subject to such performance goals). Upon completion of the merger, each outstanding Essential RSA will be converted into similarly restricted shares of American Water common stock, which is referred to as an adjusted RSA, by applying the exchange ratio and otherwise on the same terms and conditions applicable to the Essential RSAs. Upon completion of the merger, each outstanding Essential RSU and Essential PSU in respect of Essential common stock will be converted into an adjusted number of time-based RSUs, which is referred to as adjusted RSUs in respect of American Water common stock as determined by applying the exchange ratio and otherwise on the same terms and conditions applicable to the Essential RSUs and Essential PSUs (except that any performance-based vesting conditions will no longer apply to the adjusted RSUs). For purposes of the foregoing, Essential PSUs will be converted into a number of adjusted RSUs based on (i) the greater of actual or target level of performance with respect to any ongoing performance periods as of the completion of the merger, or (ii) the actual level of performance with respect to any performance period completed as of the completion of the merger. For a more detailed discussion of the treatment of Essential equity awards, see “The Merger Agreement—Treatment of Outstanding Essential Equity Awards” beginning on page 123.

Q:	What will happen to the Essential ESPP?

A:

Prior to the effective time, Essential will (i) cause the offering period (as defined in the Essential ESPP) ongoing as of October 26, 2025 to be the final offering period under the Essential ESPP and the options thereunder to be exercised on the earlier of (A) the scheduled purchase date for such offering period and (B) the date that is 10 business days prior to the completion of the merger (with any participant payroll deductions not applied to the purchase of shares of Essential common stock promptly returned to the participant), (ii) prohibit any individual who is not participating in the Essential ESPP as of October 26, 2025 from commencing participation in the Essential ESPP following October 26, 2025, (iii) prohibit any individual who is participating in the Essential ESPP as of October 26, 2025 from increasing their payroll deferrals under the Essential ESPP following October 26, 2025, and (iv) terminate the Essential ESPP as of, and subject to, the completion of the merger.

Q:	What will happen to the Essential 401(k) Plan?

A:

Prior to completion of the merger, Essential will prohibit any future investments in “corporation stock” (as defined in the Essential 401(k) Plan) and prohibit any future investments in “employer securities” (as defined in Section 407(d)(1) of the Employee Retirement Income Security Act of 1974, as amended) under the Essential 401(k) Plan.

For Both American Water Shareholders and Essential Shareholders

Q:	When is the merger expected to be completed?

A:

American Water and Essential expect to complete the merger in the first quarter of 2027, although American Water and Essential cannot assure completion by any particular date, if at all. Because the merger is subject to a number of conditions, including the approval of the share issuance proposal by American Water shareholders, the approval of the merger agreement proposal by Essential shareholders, and the receipt of certain governmental approvals, including the HSR clearance and the required state regulatory approvals, in each case on such terms and conditions that would not, individually or in the aggregate, result in a burdensome effect (as defined in “The Merger Agreement—Efforts Related to Consents and Approvals of Governmental Entities” beginning on page 137), the exact timing of the merger cannot be determined at this time and American Water and Essential cannot guarantee that the merger will be completed at all. For a description of the conditions to the merger, see “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 140. Also see “Risk Factors” beginning on page 35.

Q:	Following the merger, what percentage of American Water common stock will the continuing American Water shareholders and former Essential shareholders own?

A:

Immediately following the completion of the merger, continuing American Water shareholders will own approximately 69% of the then outstanding American Water common stock, and former Essential shareholders will own approximately 31% of the then outstanding American Water common stock, in each case based on the number of shares of common stock and stock-based awards of American Water and Essential outstanding as of December 29, 2025, the last practicable trading day before the date of this joint proxy statement/prospectus.

Q:	What happens if the merger is not completed?

A:

If the share issuance proposal is not approved by American Water shareholders, if the merger agreement proposal is not approved by Essential shareholders, or if the merger is not completed for any other reason, Essential shareholders will not have their shares of Essential common stock converted into the right to receive shares of American Water common stock. Instead, each of American Water and Essential would remain separate companies. Under certain circumstances, American Water may be required to pay Essential a termination fee or Essential may be required to pay American Water a termination fee, as described under “The Merger Agreement—Effect of Termination.”

Q:	Are there any risks associated with the merger that I should consider in deciding how to vote?

A:	Yes. A number of risks related to the merger are discussed in this joint proxy statement/prospectus and described in “Risk Factors” beginning on page 35.

Q:	What are the U.S. federal income tax consequences of the merger to U.S. holders of Essential common stock?

A:

American Water and Essential intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, and American Water and Essential intend to report the merger consistent with such qualification. Nevertheless, it is not a condition to American Water’s obligation or Essential’s obligation to complete the transactions contemplated by the merger agreement that the merger qualify as a “reorganization” or that Essential or American Water receive an opinion from counsel to that effect.

Assuming the merger so qualifies, no gain or loss will be recognized by, or be includable in the income of, a U.S. holder (as defined in “The Merger—U.S. Federal Income Tax Considerations”) as a result of the receipt of American Water common stock pursuant to the merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of American Water common stock.

American Water and Essential have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and, as a result, there can be no assurance that the IRS would not assert or that a court would not sustain, a position contrary to any of the conclusions herein.

If the IRS or a court determines that the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Essential common stock generally would recognize taxable gain or loss upon the exchange of Essential common stock for American Water common stock pursuant to the merger.

U.S. holders should consult their tax advisors as to the U.S. federal income tax consequences of the merger, including the income tax consequences arising from such U.S. holders’ particular circumstances, and as to any estate, gift, state, local, or non-U.S. tax consequences arising out of the merger. See “The Merger—U.S. Federal Income Tax Considerations” beginning on page 114 for a more complete discussion of the U.S. federal income tax consequences of the merger.

Q:	How can I obtain additional information about American Water and Essential?

A:

American Water and Essential each file annual, quarterly, and current reports, proxy statements, and other information with the SEC. Each company’s filings with the SEC may be accessed on the Internet at www.sec.gov. Copies of the documents filed by American Water with the SEC will be available free of charge on American Water’s website at ir.amwater.com. Copies of the documents filed by Essential with the SEC will be available free of charge on the Investor Relations section of Essential’s website at essential.co. The information provided on each company’s website or any information linked therein is not part of this joint proxy statement/prospectus and is not incorporated by reference into this joint proxy statement/prospectus. The inclusion of the website addresses are as inactive textual references only. For a more detailed description of the information available and information incorporated by reference, please see “Where You Can Find More Information” beginning on page 183.

Q:	Who can answer my questions?

A:

If you have any questions about the merger agreement, the merger, the share issuance, or the other matters to be voted on at the American Water special meeting or the Essential special meeting, or questions about how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card, or voting instructions, you should contact American Water’s and Essential’s respective proxy solicitors, as follows:

For American Water Shareholders:	For Essential Shareholders:

D.F. King & Co, Inc. 28 Liberty Street, 53rd Floor New York, New York 10005 Shareholders may call toll free: (888) 869-7406 Banks and Brokers may call collect: (646) 582-2898 Email: AWK@dfking.com	MacKenzie Partners, Inc. 7 Penn Plaza New York, New York 10001 Shareholders may call toll free: (800) 322-2885 Banks and Brokers may call collect: (212) 929-5500 Email: proxy@MacKenziePartners.com

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus and does not contain all the information that may be important to you. American Water and Essential urge you to read carefully this joint proxy statement/prospectus in its entirety, including the annexes. Additional, important information, which American Water and Essential also urge you to read, is contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 183.

Risk Factors

You should also carefully consider the risks that are described in “Risk Factors” beginning on page 35 and the risks included in American Water’s and Essential’s SEC filings that are incorporated by reference into this joint proxy statement/prospectus.

Information About the Parties to the Transaction

American Water

American Water is the largest and most geographically diverse, publicly traded water and wastewater utility company in the United States, as measured by both operating revenues and population served. As a holding company, American Water conducts substantially all of its business through its subsidiaries. American Water employs approximately 6,700 professionals who provide drinking water, wastewater, and other related services to over 14 million people in 24 states. American Water conducts the majority of its business through one reportable segment that is commonly referred to as the Regulated Businesses, which includes utilities that are regulated by public utilities commissions and that provide water and wastewater services to residential, commercial, industrial, public authority, fire service, and sale for resale customers, and sales to public authorities and other utilities and community water systems under bulk contracts for the supply of water or the treatment of wastewater for their own customers. American Water also operates other businesses that provide water and wastewater services to the U.S. government on military installations, as well as municipalities.

American Water is a corporation originally incorporated under the laws of Delaware in 1936. Its principal executive offices are located at 1 Water Street, Camden, New Jersey 08102-1658, and its telephone number is (856) 955-4001. American Water common stock is listed on the NYSE under the ticker symbol “AWK.” American Water’s website address is amwater.com. The inclusion of American Water’s website address in this joint proxy statement/prospectus is intended as an inactive textual reference only, and the information contained on or accessible from American Water’s website does not constitute a part of this joint proxy statement/prospectus and is not incorporated by reference herein.

Essential

Essential is the holding company for regulated utilities providing water, wastewater, or natural gas services to an estimated 5.5 million people in Pennsylvania, Ohio, Texas, Illinois, North Carolina, New Jersey, Indiana, Virginia, and Kentucky under the Aqua and Peoples brands. One of Essential’s largest operating subsidiaries, Aqua Pennsylvania, Inc., which is referred to as Aqua Pennsylvania, accounted for approximately 55% of operating revenues and approximately 67% of income for Essential’s Regulated Water segment in 2024. Aqua Pennsylvania provides water or wastewater services to approximately one-half of the total number of water or wastewater customers Essential serves, who are located in the suburban areas in counties north and west of the City of Philadelphia and in 28 other counties in Pennsylvania. Essential’s other regulated water or wastewater utility subsidiaries provide similar services in seven additional states. Essential’s Peoples subsidiaries provide natural gas services to approximately 745,000 customers in western Pennsylvania and Kentucky. Approximately 95% of the total number of natural gas utility customers Essential serves are in western Pennsylvania. Essential also operates market-based activities, conducted through its non-regulated subsidiaries, that provide utility service line protection solutions and repair services to households and gas marketing and production activities. Essential seeks to acquire businesses in the U.S. regulated sector, focusing on water and wastewater utilities and to opportunistically pursue growth ventures in select market-based activities, such as infrastructure opportunities that are supplementary and complementary to its regulated water utility businesses.

Essential is a corporation incorporated under the laws of Pennsylvania. Its principal executive offices are located at 762 W. Lancaster Avenue, Bryn Mawr, Pennsylvania 19010, and its telephone number is (610) 527-8000. Essential common stock is listed on the NYSE under the ticker symbol “WTRG.” Essential’s website address is essential.co. The inclusion of Essential’s website address in this joint proxy statement/prospectus is intended as an inactive textual reference only, and the information contained on or accessible from Essential’s website does not constitute a part of this joint proxy statement/prospectus and is not incorporated by reference herein.

Merger Sub

Merger Sub is a corporation incorporated under the laws of Pennsylvania on October 23, 2025, solely for the purpose of effecting the merger. Merger Sub has not conducted any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. Its principal executive offices are located at 1 Water Street, Camden, New Jersey 08102-1658 and its telephone number is (856) 955-4001.

The Meetings of Shareholders

American Water Special Meeting

American Water’s shareholders are receiving this joint proxy statement/prospectus in connection with the calling by the American Water board of the American Water special meeting. The special meeting is to be held virtually on February 10, 2026, at 10:00 a.m., Eastern time. At the American Water special meeting, American Water’s shareholders will be asked to consider and vote upon (i) the share issuance proposal and (ii) the American Water adjournment proposal.

The record date for the American Water special meeting is December 29, 2025. American Water’s shareholders of record as of the close of business on the record date will receive notice of and will be entitled to vote at the American Water special meeting. As of December 29, 2025, there were 195,177,161 shares of American Water common stock issued and outstanding and entitled to notice of, and to vote at, the American Water special meeting, and such shares were held by approximately 1,793 holders of record.

The presence in person, by remote communication, or by proxy duly authorized of a majority of the outstanding shares of American Water common stock entitled to vote on the share issuance proposal is necessary to constitute a quorum at the American Water special meeting. Each share of American Water common stock outstanding on the record date entitles its holder to cast one vote on each of the share issuance proposal and the American Water adjournment proposal and any other proposals that may be brought before the American Water special meeting by the American Water board. To determine the presence of a quorum at the American Water special meeting, American Water will also count as present at the meeting the shares of American Water common stock present in person or by remote communication but not voting, and the shares of American Water common stock for which American Water has received proxies but with respect to which the holders of such shares have abstained or signed without providing instructions.

The affirmative vote of a majority of the shares of American Water common stock present in person, by remote communication, or represented by proxy at the American Water special meeting and entitled to vote on the share issuance proposal (assuming a quorum has been obtained) is required to approve the share issuance proposal. Only holders of American Water common stock at the close of business on the American Water record date will be entitled to vote on the share issuance proposal. Abstentions will be counted as a vote “AGAINST” the share issuance proposal; broker non-votes will not be taken into account in determining the outcome of the share issuance proposal.

Whether or not a quorum is present, approval of the American Water adjournment proposal requires the affirmative vote of a majority of the shares of American Water common stock present in person, by remote communication, or represented by proxy at the American Water special meeting and entitled to vote on the American Water adjournment proposal. Only holders of American Water common stock at the close of business on the American Water record date will be entitled to vote on the American Water adjournment proposal. Abstentions will be counted as a vote “AGAINST” the American Water adjournment proposal; broker non-votes will not be taken into account in determining the outcome of the American Water adjournment proposal.

As of December 29, 2025, American Water’s current directors and executive officers and their affiliates beneficially owned a total of 174,145 shares of American Water common stock entitled to vote at the American Water special meeting, which represents less than 1% of American Water’s issued and outstanding common stock entitled to vote at the American Water special meeting. American Water anticipates that these individuals will vote in favor of the proposals described above, although none of them have entered into any agreements obligating them to do so.

For more information regarding the American Water special meeting, see “Information Regarding the American Water Special Meeting” beginning on page 49.

Essential Special Meeting

Essential’s shareholders are receiving this joint proxy statement/prospectus in connection with the calling by the Essential board of the Essential special meeting. The special meeting is to be held virtually on February 10, 2026, at 10:00 a.m., Eastern time. At the Essential special meeting, Essential’s shareholders will be asked to consider and vote upon (i) the merger agreement proposal, (ii) the merger-related compensation proposal, and (iii) the Essential adjournment proposal.

The record date for the Essential special meeting is December 29, 2025. Essential’s shareholders of record as of the close of business on the record date will receive notice of, and to vote at, the Essential special meeting. As of December 29, 2025, there were 283,082,809 shares of Essential common stock issued and outstanding and entitled to notice of, and to vote at, the Essential special meeting, and such shares were held by approximately 16,155 holders of record.

The presence, in person or by proxy, of shareholders entitled to cast a majority of the votes which all shareholders are entitled to cast at the Essential special meeting shall constitute a quorum at the Essential special meeting. Each share of Essential common stock outstanding on the record date entitles its holder to cast one vote on each of the merger agreement proposal, the merger-related compensation proposal, the Essential adjournment proposal, and any other proposals that may be brought before the meeting by the Essential board. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum at the Essential special meeting. Failure of a quorum at the Essential special meeting may result in an adjournment of the Essential special meeting and may subject Essential to additional costs and expenses.

Assuming a quorum is present at the Essential special meeting, approval of the merger agreement proposal requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the merger agreement proposal at the Essential special meeting. Abstentions and broker non-votes will have no effect on determining the outcome of the merger agreement proposal.

Assuming a quorum is present at the Essential special meeting, approval of the merger-related compensation proposal, which is a non-binding advisory vote, requires the approval of shareholders present, in person or by proxy, entitled to cast at least a majority of the votes which all shareholders present in person or by proxy are entitled to cast at the Essential special meeting. Abstentions will be counted as a vote “AGAINST” the merger-related compensation proposal and broker non-votes will have no effect on determining the outcome of the merger-related compensation proposal.

Whether or not a quorum is present, approval of the Essential adjournment proposal requires the approval of shareholders present, in person or by proxy, entitled to cast at least a majority of the votes which all shareholders present in person or by proxy are entitled to cast at the Essential special meeting. Abstentions will be counted as a vote “AGAINST” the Essential adjournment proposal and broker non-votes will have no effect on determining the outcome of the Essential adjournment proposal.

As of December 29, 2025, Essential’s directors and executive officers and their affiliates beneficially owned a total of 1,050,034 shares of Essential common stock entitled to vote at the Essential special meeting, which represents less than 1% of Essential’s issued and outstanding common stock entitled to vote at the Essential special meeting. Essential anticipates that these individuals will vote in favor of the proposals described above, although none of them have entered into any agreements obligating them to do so.

For more information regarding the Essential special meeting, see “Information Regarding the Essential Special Meeting” beginning on page 53.

The Merger

At a special meeting held on October 24, 2025, each of the members of the American Water board present at the meeting authorized, adopted, and approved the merger agreement and the merger, pursuant to which Merger Sub will merge with and into Essential, with Essential surviving the merger as a wholly owned subsidiary of American Water. At a special meeting held on October 26, 2025, the Essential board unanimously approved the merger agreement and the merger. In connection with the merger, American Water will issue to Essential shareholders 0.305 of a share of American Water common stock for each share of Essential common stock held prior to the merger (other than canceled or restricted shares).

For more information regarding the merger, see the sections entitled “The Merger” beginning on page 57, “The Merger Agreement” beginning on page 120, and Annex A.

Merger Consideration

At the effective time, each share of Essential common stock issued and outstanding immediately prior to the effective time, other than any shares of Essential common stock owned by American Water or Merger Sub or by Essential as treasury stock (in each case, other than restricted shares), will be converted into the right to receive 0.305 shares of validly issued, fully paid, and nonassessable American Water common stock. The aggregate number of such shares of American Water common stock to be issued in the merger is collectively referred to as the merger consideration. The exchange ratio is fixed and will not be adjusted to reflect stock price changes of either American Water common stock or Essential common stock between the dates of the signing of the merger agreement and the completion of the merger. American Water shareholders will continue to own their existing shares of common stock of American Water, the form or terms of which will not be changed by the merger. Fractional shares of American Water common stock will not be issued in connection with the merger, and cash will be paid in lieu of any fractional shares that would otherwise be issued.

Treatment of Essential Equity Awards

Upon completion of the merger, each outstanding Essential stock option will be converted into an adjusted option to acquire shares of American Water common stock by applying the exchange ratio to the number of shares of

Essential common stock that may be acquired thereunder, with an adjusted exercise price determined by applying the exchange ratio to the exercise price of such Essential stock option, and otherwise on the same terms and conditions applicable to such Essential stock option (including any “double trigger” vesting protections, except that any adjusted options corresponding to performance-based Essential stock options will no longer be subject to such performance goals). Upon completion of the merger, each outstanding Essential RSA will be converted into an adjusted RSA covering shares of American Water common stock by applying the exchange ratio and otherwise on the same terms and conditions applicable to such Essential RSA (including any “double trigger” vesting protections). Upon completion of the merger, each outstanding Essential RSU and Essential PSU will be converted into an adjusted RSU in respect of shares of American Water common stock as determined by applying the exchange ratio and otherwise on the same terms and conditions applicable to such Essential RSU and Essential PSU (except that any performance-based vesting conditions will no longer apply to the adjusted RSUs, and including any “double-trigger” vesting protections). For purposes of the foregoing, Essential PSUs will be converted into a number of adjusted RSUs based on (i) the greater of actual or target level of performance with respect to any ongoing performance periods as of the date of the closing or (ii) the actual level of performance with respect to any performance period completed as of the date of the closing. For a more detailed discussion of the treatment of Essential equity awards, see “The Merger Agreement—Treatment of Outstanding Essential Equity Awards” beginning on page 123.

American Water Board’s Recommendations and Its Reasons for the Merger

On October 24, 2025, by unanimous vote of all directors then present, the American Water board authorized, adopted, and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger and the share issuance, and determined that the merger agreement and such contemplated transactions, including the merger and the share issuance, are advisable, fair to, and in the best interests of American Water and its shareholders, and the American Water board unanimously recommends that American Water shareholders vote “FOR” the share issuance proposal and “FOR” the American Water adjournment proposal.

For a discussion of the factors considered by the American Water board in reaching its decision to approve the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the merger and the share issuance, see “The Merger—American Water Board’s Recommendations and Its Reasons for the Merger” beginning on page 67.

Essential Board’s Recommendations and Its Reasons for the Merger

On October 26, 2025, the Essential board unanimously determined that it is advisable, fair to, and in the best interests of Essential and its shareholders to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement, including the merger, and unanimously approved, adopted, and declared advisable the merger agreement, and unanimously recommends that Essential shareholders vote “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal, and “FOR” the Essential adjournment proposal.

For a discussion of the factors considered by the Essential board in reaching its decision to approve the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the merger, see “The Merger—Essential Board’s Recommendations and Its Reasons for the Merger” beginning on page 70.

Opinions of Financial Advisors

Opinion of American Water’s Financial Advisor

American Water retained BofA Securities to act as a financial advisor to American Water in connection with the merger. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. American Water selected BofA Securities to act as a financial advisor to American Water in connection with the merger on the basis of BofA Securities’ experience in transactions similar to the merger, its reputation in the investment community, and its familiarity with American Water and its business.

On October 24, 2025, at a meeting of the American Water board held to evaluate the merger, representatives of BofA Securities delivered to the American Water board the oral opinion of BofA Securities, which was confirmed by delivery of a written opinion dated October 24, 2025, to the effect that, as of the date of such opinion and based on and subject to the factors and assumptions set forth in the written opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to American Water.

The full text of BofA Securities’ written opinion to the American Water board, which describes, among other things, the assumptions made, procedures followed, factors considered, and limitations on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. BofA Securities delivered its opinion to the American Water board for the benefit and use of the American Water board (in its capacity as such) in connection with and for purposes of its evaluation of the merger. BofA Securities expressed no opinion or view as to any terms or other aspects or implications of the merger (other than the exchange ratio to the extent expressly specified in such opinion) and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to American Water or in which American Water might engage or as to the underlying business decision of American Water to proceed with or effect the merger. BofA Securities’ opinion does not constitute a recommendation as to how any shareholder should vote or act in connection with the merger or any related matter.

For more information regarding the opinion of American Water’s financial advisor, see “The Merger—Opinion of American Water’s Financial Advisor” beginning on page 80. See also Annex B to this joint proxy statement/prospectus.

Opinion of Essential’s Financial Advisor

At the meeting of the Essential board on October 26, 2025 to evaluate and approve the merger agreement and the transactions contemplated by the merger agreement, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated October 26, 2025, addressed to the Essential board to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the exchange ratio was fair from a financial point of view to the holders of Essential common stock.

The full text of Moelis’ written opinion dated October 26, 2025, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the Essential board (solely in its capacity as such) in its evaluation of the merger. Moelis’ opinion is limited solely to the fairness from a financial point of view of the exchange ratio to the holders of Essential common stock, and does not address Essential’s underlying business decision to effect the merger or the relative merits of the merger as compared to any alternative business strategies or transactions that might be available to Essential. Moelis’ opinion does not constitute a recommendation as to how any holder of securities of Essential or American Water should vote or act with respect to the merger or any other matter.

For more information regarding the opinion of Essential’s financial advisor, see “The Merger—Opinion of Essential’s Financial Advisor” beginning on page 90. See also Annex C to this joint proxy statement/prospectus.

Governance of American Water After the Merger

Prior to the effective time, American Water will take all necessary action to increase the size of the American Water board such that at the effective time, the American Water board will be comprised of 15 directors, which will include the 10 directors serving on the American Water board as of immediately prior to the effective time and five directors selected by Essential from directors on the Essential board as of the date of the merger agreement, and following reasonable consultation with American Water and subject to compliance with (i) the independence requirements of the NYSE listing standards (other than Mr. Franklin) and (ii) American Water’s charter and bylaws, corporate governance guidelines and typical procedures with respect to new directors.

The Board Chair with respect to the American Water board (Karl F. Kurz, or the individual serving in such position immediately prior to the effective time) will continue to serve in such position following the effective time. The current Chief Executive Officer of Essential (Christopher H. Franklin, or the individual serving in such position immediately prior to the effective time) will serve as Executive Vice Chair of the American Water board for a period of two years following the effective time. For additional information regarding the terms of Mr. Franklin’s go-forward employment with American Water, see “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Essential Directors and Executive Officers in the Merger—New Management Arrangements” beginning on page 109. The President and Chief Executive Officer of American Water (John C. Griffith, or the individual serving in such position immediately prior to the effective time) will continue to serve in such position following the effective time.

For more information, see “The Merger—Governance of American Water After the Merger” beginning on page  103.

Interests of Directors and Executive Officers in the Merger

Interests of the American Water Directors and Executive Officers in the Merger

American Water shareholders should be aware that American Water’s current directors and executive officers have interests in the merger that may be different from, or in addition to, those of American Water shareholders generally. The American Water board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation that the American Water shareholders vote “FOR” each of the share issuance proposal and the American Water adjournment proposal. See “The Merger—Interests of Directors and Executive Officers in the Merger” beginning on page 104.

Under the terms of the merger agreement, all of the directors of American Water immediately prior to the effective time will continue to serve as directors of American Water after the effective time, subject to their willingness to serve. Additionally, it is expected that each of the executive officers of American Water immediately prior to the effective time will, after the effective time, continue to serve in the same or similar positions until the earlier of such individual’s resignation or removal. See “The Merger—Governance of American Water After the Merger” beginning on page 103.

None of American Water’s directors or executive officers are party to or participates in any plan, program, or arrangement that provides such director or executive officer with any compensation that is based on or otherwise related to the completion of the merger.

Interests of the Essential Directors and Executive Officers in the Merger

In considering the recommendation of the Essential board to approve the merger agreement and the transactions contemplated thereby, including the merger, Essential shareholders should be aware that Essential’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Essential shareholders generally, including treatment of outstanding Essential equity awards in connection with the transactions contemplated by the merger agreement, potential severance benefits, and rights to ongoing indemnification and insurance coverage. The Essential board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and in reaching its decision to (i) determine that it is advisable, fair to, and in the best interests of Essential and its shareholders to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement, including the merger, (ii) approve, adopt, and declare advisable the merger agreement, and (iii) direct that the merger agreement proposal, the merger-related compensation proposal, and the Essential adjournment proposal be submitted to the Essential shareholders for approval at the Essential special meeting. These interests are discussed in more detail in “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Essential Directors and Executive Officers in the Merger” beginning on page 105.

Accounting Treatment

The merger, if it occurs, will be accounted for as a purchase of Essential by American Water under the acquisition method of accounting in accordance with GAAP.

For more information regarding the accounting treatment, see “The Merger—Accounting Treatment of the Merger” beginning on page 112.

No Appraisal or Dissenters’ Rights in the Merger

Under Delaware law, American Water shareholders will not be entitled to any appraisal or dissenters’ rights in connection with the merger or any other transactions described in this joint proxy statement/prospectus.

Under Pennsylvania law, Essential shareholders will not be entitled to any appraisal or dissenters’ rights in connection with the merger or any other transactions described in this joint proxy statement/prospectus.

Regulatory Matters Relating to the Merger

To complete the merger, American Water and Essential must make filings with and obtain authorizations, approvals or consents from a number of federal and state public utility, antitrust, and other regulatory entities, including filings pursuant to the HSR Act, and the rules and regulations promulgated thereunder, and, to the extent required, obtain all required state regulatory approvals. The parties also agreed to use their reasonable best efforts to make any necessary filings with the FCC. For more information regarding regulatory matters relating to the merger, see the sections entitled “Regulatory Matters Relating to the Merger,” “The Merger Agreement—Efforts Related to Consents and Approvals of Governmental Entities,” and “The Merger Agreement—Conditions to the Completion of the Merger.”

Overview of the Merger Agreement

Conditions to the Completion of the Merger

As more fully described in this joint proxy statement/prospectus and in the merger agreement, each party’s obligation to complete the merger is subject to the satisfaction or waiver (to the extent permitted by law) at or prior to the effective time of the following conditions:

•	the approval by Essential shareholders of the merger agreement proposal;

•	the approval by American Water shareholders of the share issuance proposal;

•

the absence of (i) any order issued by any court or government entity and (ii) any law enacted, entered, promulgated, or enforced by any governmental entity after the date of the merger agreement that, in either case, prevents, makes illegal, or prohibits the completion of the merger;

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order by the SEC; and

•	the NYSE listing of the American Water common stock to be issued as merger consideration in the merger, subject to official notice of issuance.

In addition, the obligations of each party to complete the merger are subject to the satisfaction or waiver by the other party at or prior to the effective time of the following conditions:

•	the accuracy of representations and warranties made in the merger agreement by the other party, subject to materiality thresholds;

•	the performance and compliance in all material respects by the other party of its covenants and other agreements under the merger agreement;

•	the absence of any change or event that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the other party;

•

the receipt by the party of a certificate executed by an executive officer of the other party, dated as of the closing date of the merger, certifying to the effect that certain closing conditions have been satisfied; and

•

the receipt of the required state regulatory approvals and the occurrence of the HSR clearance, in each case, (i) that have become final orders (as defined below) and (ii) without the imposition of terms or conditions that, individually or in the aggregate, constitute a burdensome effect (as defined below).

For more information regarding the conditions to the completion of the merger and a complete list of such conditions, see “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 140.

No Solicitation

As more fully described in this joint proxy statement/prospectus and in the merger agreement, each of American Water and Essential has agreed that it will not, and will cause its subsidiaries not to, and will use reasonable best efforts to cause its and their respective representatives not to, directly or indirectly:

•

solicit, initiate, or knowingly encourage (including by way of furnishing nonpublic information) or knowingly facilitate any competing proposal or any inquiry regarding, or the making of, a proposal that is or would reasonably be expected to lead to a competing proposal; or

•

participate in any discussions or negotiations with any person (other than the other party or any of their respective affiliates or representatives) regarding, or furnish to any such person, any nonpublic information with respect to, or knowingly cooperate in any way with any such person with respect to, any competing proposal or any inquiry or proposal that would reasonably be expected to lead to a competing proposal.

Prior to obtaining shareholder approval of the share issuance proposal, in the case of American Water, or prior to obtaining shareholder approval of the merger agreement proposal, in the case of Essential, if American Water or Essential receives a bona fide written competing proposal that does not result from a material breach of such party’s non-solicitation obligations under the merger agreement and that its board of directors determines in good faith (after consultation with outside legal counsel and a financial advisor) constitutes, or would reasonably be expected to lead to, a superior proposal, such party and its representatives may:

•	furnish nonpublic information to the third party making such competing proposal (provided that all such information has previously been provided to or is provided or made available to Essential or

American Water, as applicable, prior to or substantially concurrently with the provision of such information to such third party), pursuant to a confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to American Water or Essential, as applicable, than those contained in the confidentiality agreement entered into by American Water and Essential, dated as of August 25, 2025; and

•

participate in discussions regarding the terms of such competing proposal, including the terms of a competing agreement with respect thereto, and the negotiation of such terms with the third party making such competing proposal.

For more information regarding the limitations on American Water and Essential and their boards to consider other proposals, see “The Merger Agreement—No Solicitation by American Water or Essential” beginning on page 133.

Change of Recommendation and Match Rights

As more fully described in this joint proxy statement/prospectus and in the merger agreement, subject to certain exceptions, the American Water board may not change its recommendation that American Water shareholders vote “FOR” the share issuance proposal, and the Essential board may not change its recommendation that Essential shareholders vote “FOR” the merger agreement proposal. Under the merger agreement, a change of recommendation will occur if the American Water board or the Essential board, including any committee thereof:

•	withdraws, changes, qualifies, withholds, or modifies, or proposes publicly to withdraw, change, qualify, withhold, or modify, in any manner adverse to the other party, the recommendation;

•	adopts, approves, or recommends, or publicly proposes to adopt, approve, or recommend, any competing proposal;

•	fails to include the recommendation in this joint proxy statement/prospectus;

•

fails to send to its shareholders, within 10 business days after the commencement of any tender offer or exchange offer relating to shares of American Water common stock or Essential common stock, a statement disclosing that it recommends rejection of such tender or exchange offer and reaffirming its recommendation of the merger agreement and the merger; or

•

fails to publicly reaffirm its recommendation of the merger agreement and the merger within 10 business days of the other party’s written request to do so following the public announcement of any competing proposal (or any material amendment thereto, including any change to the price or form of consideration), subject to certain exceptions.

Any action or failure to act described above is referred to as an adverse recommendation change.

Prior to obtaining shareholder approval of the share issuance proposal, the American Water board may, or, prior to obtaining shareholder approval of the merger agreement proposal, the Essential board may, make an adverse recommendation if (i) American Water or Essential, as applicable, receives a superior proposal that does not result from a material breach of such party’s non-solicitation obligations and (ii) such board determines in good faith (after consultation with outside legal counsel and a financial advisor) that the failure to effect an adverse recommendation change would be inconsistent with its fiduciary duties under applicable law. Prior to making any such adverse recommendation change, the American Water board or the Essential board, as applicable, must comply with certain obligations, including negotiating in good faith with the other party regarding any revisions to the merger agreement that the other party proposes to make so that such competing proposal no longer constitutes a superior proposal.

For a more complete description of the change of recommendation provisions of the merger agreement, see “The Merger Agreement—Change of Recommendation and Match Rights” beginning on page 134.

Termination of the Merger Agreement

As more fully described in this joint proxy statement/prospectus and in the merger agreement, the merger agreement may be terminated prior to the effective time of the merger under specific circumstances, including:

•	by American Water’s and Essential’s mutual written agreement;

•

by American Water or Essential, if the merger is not completed on or prior to the end date of April 26, 2027, subject to extension to July 26, 2027, and further extension to October 26, 2027 under certain circumstances; provided that a party will not have the right to terminate the merger agreement in accordance with the provision described in this paragraph if the failure of the merger to be completed by the end date was principally caused by or principally resulted from a material breach by such party of its covenants or other agreements under the merger agreement;

•

by American Water or Essential, if a governmental entity has taken any action, whether by order or law, that prevents, makes illegal, or prohibits the completion of the merger and such action has become final and nonappealable; provided that a party will not have the right to terminate the merger agreement in accordance with the provision described in this paragraph if such action by such governmental entity was principally caused by or principally resulted from a material breach by such party of its covenants or other agreements under the merger agreement;

•	by American Water or Essential, if the Essential shareholder approval is not obtained after the Essential shareholder meeting (including any adjournments or postponements) has concluded;

•	by American Water or Essential, if the American Water shareholder approval is not obtained after the American Water shareholder meeting (including any adjournments or postponements) has concluded;

•

by American Water or Essential, if the other party has breached or failed to perform in any material respect any of its representations, warranties, covenants, or other agreements contained in the merger agreement, which breach or failure to perform (i) would result in a failure of a condition of the merger applicable to such party’s representations, warranties, covenants, or other agreements and (ii) cannot be cured, or if curable, is not cured prior to the earlier of (A) 30 days after written notice is given by the non-breaching party to the breaching party and (B) three business days prior to the end date; provided that the right to terminate will not be available to the non-breaching party if such party is in material breach of any of its representations, warranties, covenants, or other agreements contained in the merger agreement such that certain conditions of the merger applicable to such party would not be capable of being satisfied;

•

by American Water or Essential, before obtaining its shareholder approval, in order to enter into a written definitive agreement for a superior proposal, if such party has complied with its change of recommendation and match right obligations described above, subject to paying of any applicable termination fee; or

•	by American Water or Essential, before the other party obtains its shareholder approval, if there has been an adverse recommendation change by the board of directors of the other party.

For more information regarding the rights of American Water and Essential to terminate the merger agreement, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 142.

Termination Fees

As more fully described in this joint proxy statement/prospectus and in the merger agreement, Essential has agreed to pay American Water $370 million if the merger agreement is terminated:

•

(i) by American Water, if Essential willfully breached or failed to perform in any material respect any of its representations, warranties, covenants, or other agreements contained in the merger agreement, which breach or failure to perform would result in a failure of a condition of the merger applicable to such party’s representations, warranties, covenants, or other agreements, (ii) by American Water or Essential, if the Essential shareholder approval is not obtained after the Essential shareholder meeting (including any adjournments or postponements) has concluded, or (iii) by American Water or Essential, if the merger is not completed by the end date and, in each case:

•	prior to any such termination, any third party has publicly announced and not publicly withdrawn a competing proposal for Essential; and

•	within 12 months of any such termination, Essential enters into a competing acquisition transaction;

•	by American Water, if there has been an adverse recommendation change by the Essential board; or

•	by Essential, if it accepts a superior proposal.

As more fully described in this joint proxy statement/prospectus and in the merger agreement, American Water has agreed to pay Essential $835 million if the merger agreement is terminated:

•

(i) by Essential, if American Water willfully breached or failed to perform in any material respect any of its representations, warranties, covenants, or other agreements contained in the merger agreement, which breach or failure to perform would result in a failure of a condition of the merger applicable to such party’s representations, warranties, covenants, or other agreements, (ii) by Essential or American Water, if the American Water shareholder approval is not obtained after the American Water shareholder meeting (including any adjournments or postponements) has concluded, or (iii) by Essential or American Water, if the merger is not completed by the end date and, in each case:

•	prior to any such termination, any third party has publicly announced and not publicly withdrawn a competing proposal for American Water; and

•	within 12 months of any such termination, American Water enters into a competing acquisition transaction;

•	by Essential, if there has been an adverse recommendation change by the American Water board; or

•	by American Water, if it accepts a superior proposal.

For a more complete description of the termination fee provisions of the merger agreement, see “The Merger Agreement—Effect of Termination” beginning on page 143.

U.S. Federal Income Tax Consequences of the Merger

American Water and Essential intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, and American Water and Essential intend to report the merger consistent with such qualification. Nevertheless, it is not a condition to American Water’s obligation or Essential’s obligation to complete the transactions contemplated by the merger agreement that the merger qualify as a “reorganization” or that Essential or American Water receive an opinion from counsel to that effect.

Assuming the merger so qualifies, no gain or loss will be recognized by, or be includable in the income of, a U.S. holder (as defined in “The Merger—U.S. Federal Income Tax Considerations”) as a result of the receipt of American Water common stock pursuant to the merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of American Water common stock.

American Water and Essential have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger and, as a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the conclusions herein.

If the IRS or a court determines that the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Essential common stock generally would recognize taxable gain or loss upon the exchange of Essential common stock for American Water common stock pursuant to the merger.

U.S. holders should consult their tax advisors as to the U.S. federal income tax consequences of the merger, including the income tax consequences arising from such U.S. holders’ particular circumstances, and as to any estate, gift, state, local, or non-U.S. tax consequences arising out of the merger. See “The Merger—U.S. Federal Income Tax Considerations” beginning on page 114 for a discussion of the U.S. federal income tax consequences of the merger.

Comparison of Rights of American Water Shareholders and Essential Shareholders

Following completion of the merger, the rights of Essential shareholders who become shareholders of American Water in the merger will be governed by Delaware law and American Water’s certificate of incorporation and American Water’s bylaws. Therefore, Essential shareholders will have different rights once they become shareholders of American Water due to differences between Delaware law and Pennsylvania law and differences between the organizational documents of American Water and the organizational documents of Essential, as described in more detail in “Comparison of Rights of American Water’s Shareholders and Essential’s Shareholders.”

Comparative Per Share Market Prices and Dividend Information

Comparative Per Share Market Prices

The following table sets forth the closing price per share of American Water common stock and of Essential common stock as of October 24, 2025, the last trading day prior to the announcement of the execution of the merger agreement, and December 29, 2025, the last practicable trading day before the date of this joint proxy statement/prospectus. The table also shows the implied value of the merger consideration for each share of Essential common stock as of the same two dates. This implied value was calculated by multiplying the closing price of a share of American Water common stock on the relevant date by the exchange ratio of 0.305 (rounded to the nearest cent). American Water common stock is listed on the NYSE under the symbol “AWK” and Essential common stock is listed on the NYSE under the symbol “WTRG.”

	American Water Common Stock	Essential Common Stock	Implied Per Share Value of Merger Consideration
October 24, 2025	$141.59	$41.21	$43.18
December 29, 2025	$130.95	$38.71	$39.94

The market prices of shares of American Water common stock and Essential common stock have fluctuated during the period between the date the merger agreement was executed and the date of this joint proxy statement/prospectus and may continue to change through the date of each of American Water’s and Essential’s shareholder meetings and the date the merger is completed. American Water will issue a fixed number of shares of American Water common stock in exchange for each share of Essential common stock. As a result, the implied per share value of the merger consideration to be received by Essential shareholders will fluctuate based on any changes in the market price of American Water common stock prior to the completion of the merger. Accordingly, such implied per share value of the merger consideration to be received by Essential shareholders upon completion of the merger could be greater than, less than, or the same as the implied per share value of the merger consideration on the date of this joint proxy statement/prospectus. American Water and Essential urge you to obtain current market quotations for the shares of American Water common stock and Essential common stock. For more information, please see “Where You Can Find More Information” beginning on page 183.

Dividend Information

American Water currently pays a quarterly dividend on shares of American Water common stock. American Water last paid a quarterly dividend of $0.8275 per share of American Water common stock on December 2, 2025. The terms of the merger agreement limit American Water’s ability to declare or pay dividends prior to the completion of the merger, subject to certain exceptions, including the declaration and payment of quarterly dividends on shares of American Water common stock on a schedule consistent with American Water’s past practices in amounts not in excess of the amounts set forth in the confidential disclosure schedule delivered by American Water.

Essential currently pays a quarterly dividend on shares of Essential common stock. Essential last paid a quarterly dividend of $0.3426 per share of Essential common stock on December 1, 2025. The terms of the merger agreement limit Essential’s ability to declare or pay dividends prior to the completion of the merger, subject to certain exceptions, including the declaration and payment of quarterly dividends on shares of Essential common stock on a schedule consistent with Essential’s past practices in amounts not in excess of the amounts set forth in the confidential disclosure schedule delivered by Essential.

There is no assurance that American Water shareholders or Essential shareholders will continue to receive payments of dividends while the merger is pending, or that shareholders of the combined company will receive payments of dividends following completion of the merger. See “Risk Factors” beginning on page 35.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and any amendment or supplement hereto, the documents incorporated by reference herein, or any other written or oral statements made by or on behalf of American Water or Essential may include statements that reflect current views with respect to future events. These statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words with prospective meanings such as “intend,” “plan,” “estimate,” “believe,” “anticipate,” “expect,” “predict,” “project,” “propose,” “assume,” “forecast,” “outlook,” “future,” “likely,” “pending,” “goal,” “objective,” “potential,” “continue,” “seek to,” “may,” “can,” “will,” “should,” and “could,” or the negative of such terms or other variations or similar expressions.

Forward-looking statements may relate to, among other things: statements about the benefits of the merger, including future financial and operating results; the parties’ respective plans, objectives, expectations, and intentions; the expected timing and likelihood of completion of the merger and related transactions; the results of any strategic review; expected synergies of the merger; the timing and result of various regulatory proceedings related to the merger, and other general rate cases, filings for infrastructure surcharges, and other governmental agency authorizations and proceedings, and filings to address regulatory lag; the combined company’s ability to execute its current and long-term business, operational, capital expenditures, and growth plans and strategies; the amount, allocation, and timing of projected capital expenditures and related funding requirements; the future impacts of increased or increasing transaction and financing costs associated with the merger or otherwise, as well as inflation and interest rates; each party’s ability to finance current and projected operations, capital expenditure needs, and growth initiatives by accessing the debt and equity capital markets and sources of short-term liquidity; impacts of the merger on the future settlement or settlements of a party’s forward sale agreements, including potential adjustments to the forward sale price or other economic terms thereunder, and the amount of and the intended use of net proceeds from any such future settlement or settlements; the outcome and impact on other governmental and regulatory investigations; the filing of class action lawsuits and other litigation and legal proceedings related to the merger; the ability to complete, and the timing and efficacy of, the design, development, implementation, and improvement of technology and other strategic initiatives; each party’s ability to comply with new and changing environmental regulations; regulatory, legislative, tax policy, or legal developments; and impacts that future significant tax legislation may have on each such party and on its business, results of operations, cash flows, and liquidity.

These forward-looking statements are predictions based on currently available information, the parties’ current respective expectations, and assumptions regarding future events that American Water and/or Essential believe to be reasonable. They are not, however, guarantees or assurances of any outcomes, performance, or achievements, and you are cautioned not to place undue reliance upon them. You should not regard any forward-looking statement as a representation or warranty by American Water, Essential, or any other person that the expectation, plan, or objective expressed in such forward-looking statement will be successfully achieved in any specified time frame, or at all. The forward-looking statements are subject to a number of estimates and assumptions, and known and unknown risks, uncertainties, and other factors. Actual results may differ materially from those discussed in the forward-looking statements included in this joint proxy statement/prospectus as a result of the factors discussed in American Water’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 19, 2025, Essential’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 27, 2025, and each party’s other filings with the SEC, and additional risks and uncertainties, including with respect to:

•	the parties’ ability to consummate the merger pursuant to the terms of the merger agreement or at all;

•	the ability to timely or at all obtain the approval of the American Water shareholders of the share issuance proposal and the Essential shareholders of the merger agreement proposal;

•	each party’s requirement to obtain required governmental and regulatory approvals required for the merger (and/or that such approvals may result in the imposition of burdensome or commercially undesirable conditions, including required dispositions, that could adversely affect the combined company or the expected benefits of the merger);

•	an event, change, or other circumstance that could give rise to the termination of the merger agreement;

•	the failure to satisfy or waive a condition to closing of the merger on a timely basis or at all;

•	a delay in the timing to consummate the merger;

•	the failure to integrate the parties’ businesses successfully;

•	the failure to fully realize cost savings and any other efficiencies from the merger or that such benefits may take longer to realize or be more costly to achieve than expected;

•	negative or adverse impacts of the announcement of the merger on the market price of American Water’s or Essential’s common stock;

•	the risk of litigation related to the merger;

•

disruption from the merger making it more difficult to maintain relationships with customers, employees, contractors, suppliers, regulators, vendors, elected officials, governmental agencies, or other stakeholders;

•	the diversion of each party’s management’s time and attention from ongoing business operations and opportunities of such party on merger-related matters;

•	the challenging macroeconomic environment, including disruptions in the water and wastewater utility industries;

•

the ability of each party to manage its respective existing operations and financing arrangements on favorable terms or at all, including with respect to future capital expenditures and investments, operations, and maintenance costs;

•	changes in environmental laws and regulations regarding each party’s respective operations that may adversely impact such party’s businesses or increase the cost of operations;

•	changes in each party’s key management and personnel;

•	changes in tax laws that could adversely affect beneficial tax treatment of the merger;

•	regulatory, legislative, local, or municipal actions affecting the water and wastewater industries, which could adversely affect the parties’ respective utility subsidiaries; and

•	other economic, business, and other factors, including inflation, interest rate fluctuations, or tariffs.

The foregoing factors should not be construed as exhaustive. These forward-looking statements are qualified by, and should be read together with, the risks and uncertainties set forth above, set forth in “Risk Factors” beginning on page 35 and in American Water’s and Essential’s other filings with the SEC incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page 183 for more information about the SEC filings incorporated by reference into this joint proxy statement/prospectus. You should refer to such risks, uncertainties, and risk factors in evaluating such forward-looking statements. Any forward-looking statements speak only as of the date of this joint proxy statement/prospectus or the date of the document incorporated herein by reference, unless expressly stated otherwise herein or therein. Neither American Water nor Essential has any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as otherwise required by the federal securities laws. New factors emerge from time to time, and it is not possible for American Water or Essential to predict all such factors. Furthermore, it may not be possible to assess the impact of any such factor on American Water’s or Essential’s businesses, viewed independently or together, or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including, among others, the matters addressed in “Cautionary Note Regarding Forward-Looking Statements” beginning on page 33, you should carefully consider the following risk factors before deciding whether to vote for the share issuance proposal, in the case of American Water shareholders, or for the merger agreement proposal and the merger-related compensation proposal, in the case of Essential shareholders. In addition, you should read and consider the risks associated with each of the businesses of American Water and Essential because these risks will relate to the combined company following the completion of the merger. Descriptions of some of these risks can be found in the respective Annual Reports on Form 10-K of American Water and Essential for the fiscal year ended December 31, 2024, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 183.

If any of the risks described below or incorporated by reference herein actually occur, the business, financial condition, and results of operations of American Water, Essential, and/or the combined company, as applicable, could be materially and adversely affected and the trading price of the applicable common stock could decline. Some of these risks and uncertainties may have occurred in the past, and the disclosures below and incorporated herein by reference are not representations or warranties as to whether or not any risks or uncertainties have occurred in the past, but are discussed because future occurrences of such risks and uncertainties could have a material adverse effect on American Water’s, Essential’s, and/or the combined company’s business, financial condition and results of operations, as applicable.

Risks Related to the Merger

The merger is subject to various closing conditions, including the receipt of consents and approvals from various governmental and regulatory entities, and a failure to obtain all such consents or approvals or to satisfy such other closing conditions could prevent or delay the completion of the merger or impose conditions that could have a material adverse effect on either or both parties or the combined company.

American Water and Essential anticipate that, subject to the receipt of all required regulatory and other consents and approvals and the satisfaction or waiver of all other closing conditions, the merger will be completed in the first quarter of 2027. Among other closing conditions, completion of the merger is conditioned upon the receipt of such required consents, orders, and approvals from various governmental and regulatory entities, including the applicable PSCs in certain states in which either or both companies operate, including, without limitation, the Pennsylvania Public Utility Commission. The merger is also subject to review under the HSR Act and the expiration or earlier termination of the waiting period (and any extension of the waiting period) applicable to the merger is a condition to closing the merger. Approvals by shareholders of each of American Water and Essential will also be required to complete the merger.

American Water and Essential cannot provide any assurance that all of the required consents, orders, and approvals will be obtained or that these consents, orders, or approvals will not be conditioned on terms, conditions, or restrictions that would be detrimental to the combined company after the completion of the merger, including requiring one or both companies to dispose of certain assets. The American Water shareholders may not approve the share issuance proposal, and the Essential shareholders may not approve the merger agreement proposal. The merger agreement allows, subject to certain conditions, limitations, and exclusions, each party to terminate the merger agreement (and without the payment of a termination fee to the non-terminating party) if the final terms and conditions of any of the required regulatory consents, orders, or approvals constitute, individually or in the aggregate, a burdensome effect (as defined in “The Merger Agreement—Efforts Related to Consents and Approvals of Governmental Entities” beginning on page 137). Any substantial delay in obtaining satisfactory consents, orders, or approvals, or the imposition of any requirements, terms, or conditions in connection with a party’s obtaining such consents, orders, or approvals, could be on terms that American Water or Essential does not believe to be reasonable or could cause a material reduction in the expected benefits of the merger and/or an impairment or deterioration in American Water’s or Essential’s relationships with their respective applicable PSCs or other regulatory bodies. If any such delays or conditions are significant enough, one or both parties may decide to abandon the merger and terminate the merger agreement, subject to its terms. If the merger is not completed, either company’s or both companies’ ongoing businesses may be adversely affected, including, as follows:

•

having to pay certain significant costs relating to the merger without receiving the benefits of the merger, including, in certain circumstances, the payment of a termination fee by American Water of $835 million to Essential, and the payment by Essential of a termination fee of $370 million to American Water;

•	diversion of each company’s management’s attention from day-to-day operations;

•	not pursuing other strategic transactions that either or both companies may have otherwise considered had the merger agreement not been executed;

•

each party will have been subject to certain restrictions on the conduct of its ongoing businesses, which may prevent either or both parties from making certain acquisitions or dispositions or pursuing certain business opportunities while the merger was pending; and

•	the price of either or both companies’ common stock may decline to reflect assumptions by the market as to whether the merger will be completed.

Even if the merger agreement proposal is approved by Essential shareholders, the date that Essential shareholders will receive the merger consideration, if at all, is still uncertain.

As described in this joint proxy statement/prospectus, completing the merger is subject to numerous conditions, not all of which are controllable or waivable by American Water or Essential. Accordingly, if the merger agreement proposal is approved by Essential shareholders, the date that Essential shareholders will receive the merger consideration, if at all, depends on the completion date of the merger, which is uncertain.

The merger may cause suppliers, strategic partners, certain customers, or others to delay or defer decisions regarding one or both companies’ business, and may adversely affect either or both companies’ ability to effectively manage its business.

The merger will happen only if stated conditions are satisfied, including the receipt of the requisite shareholder approvals and the receipt of certain regulatory approvals, among other conditions. Many of the conditions are outside the parties’ control, and both parties also have certain rights to terminate the merger agreement. Accordingly, there may be uncertainty regarding the completion of the merger. This uncertainty, or any disagreement with the decision to enter into the merger agreement, may cause one or both companies’ suppliers, vendors, strategic partners, certain customers, or others that deal with either company to delay or defer entering into contracts or make other decisions concerning American Water or Essential, or to seek to change or cancel existing business relationships. Any delay or deferral of those decisions or changes in existing agreements or relationships could have a material adverse effect on American Water or Essential, as applicable, and their respective financial conditions and results of operations.

The merger agreement contains provisions that limit each party’s ability to pursue certain alternatives to the merger, which could discourage a potential acquirer of either Essential or American Water from making an alternative transaction proposal and, in certain circumstances, could require one party to pay to the other party a significant termination fee.

Under the merger agreement, each party is restricted, subject to limited exceptions, from entering into certain alternative transactions in lieu of the merger. In general, unless and until the merger agreement is terminated, each party is restricted from, among other things, soliciting, initiating, knowingly encouraging, or knowingly facilitating the making of a proposal that is or would reasonably be expected to lead to a competing proposal from any person. Each party’s board of directors is limited in its ability to change its recommendation with respect to the merger and related proposals. Either party may terminate the merger agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including compliance with the non-solicitation provisions of the merger agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of American Water or Essential from considering or proposing such an acquisition, even if such third party were prepared to pay consideration with a higher per share cash or market value than the consideration proposed to be received or realized in the merger, or the competing transaction might result in a potential acquirer proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances. Under the merger agreement, in the event the merger agreement is terminated and American Water accepts a superior proposal, or under certain other circumstances, American Water would be required to pay a termination fee of $835 million to Essential, or in the event the merger agreement is terminated and Essential accepts a superior proposal or under certain other circumstances, Essential would be required to pay a termination fee of $370 million to American Water.

The exchange ratio is fixed and will not be adjusted in the event of any change in either American Water’s or Essential’s stock price. As a result, the value of the merger consideration payable to Essential’s shareholders may be subject to change if American Water’s stock price fluctuates and may vary significantly from the value of such consideration as of the date of the merger agreement.

Upon completion of the merger, each share of Essential common stock will be converted into the right to receive 0.305 of a share of American Water common stock. This exchange ratio will not be adjusted for changes in the market price of either American Water common stock or Essential common stock between the date the merger agreement was signed and completion of the merger. Due to the fixed exchange ratio, fluctuations in the price of American Water common stock will drive corresponding changes in the value of the merger consideration payable to each Essential shareholder. As a result, changes in the price of American Water common stock prior to the completion of the merger will affect the value of American Water common stock that Essential shareholders will receive upon the effectiveness of the merger.

The price of American Water common stock has fluctuated during the period between the date the merger agreement was executed and the date of this joint proxy statement/prospectus, and may continue to change through the date of each of American Water’s and Essential’s shareholder meetings and the date the merger is completed. For example, based on the range of closing prices of American Water common stock during the period from October 24, 2025, the last trading day before the public announcement of the merger agreement, through December 29, 2025, the last practicable trading day before the date of this joint proxy statement/prospectus, the exchange ratio resulted in an implied value of the merger consideration ranging from a high of approximately $43.18 to a low of approximately $38.42 for each share of Essential common stock. The actual market value of the American Water common stock received by Essential shareholders upon completion of the merger may result in an implied value of the merger consideration outside of this range.

These variations could result from a number of factors, including, without limitation: market assessment of the likelihood that the merger will be completed; changes in the business, operations, or prospects of American Water or Essential prior to or following the completion of the merger; reactions from the financial markets or analysts; regulatory considerations; general business, market, industry, or economic conditions; and other factors both within and beyond the control of American Water or Essential, including the risks, uncertainties, and other factors described in each of American Water’s and Essential’s filings with the SEC. At the time of the Essential special meeting, Essential shareholders will not know with certainty the value of the shares of American Water common stock that they would receive upon completion of the merger. Neither American Water nor Essential may terminate the merger agreement solely because of changes in the market price of either company’s common stock.

The shares of American Water common stock to be received by Essential shareholders upon completion of the merger will have different rights from shares of Essential common stock.

Upon completion of the merger, Essential shareholders will no longer be shareholders of Essential but will instead become shareholders of American Water, and their rights as American Water shareholders will be governed by the terms of the American Water certificate of incorporation and bylaws. The terms of the American Water certificate of incorporation and bylaws are in some respects materially different than the terms of the Essential articles of incorporation and bylaws, which currently govern the rights of Essential shareholders. Additionally, American Water is a Delaware corporation governed by the DGCL, and Essential is a Pennsylvania corporation governed by the Pennsylvania Business Corporation Law, the Pennsylvania Entity Transactions Law, and other applicable parts of the Pennsylvania Associations Code, and these state statutes provide for different rights in certain circumstances. For a discussion of the different rights associated with shares of American Water common stock and shares of Essential common stock, see “Comparison of Rights of Shareholders of American Water and Essential.”

Members of the management and boards of directors of American Water and Essential have interests in the merger that may be different from, or in addition to, those of other shareholders.

In considering whether to approve the share issuance proposal, American Water shareholders should recognize that members of American Water management and the American Water board have interests in the merger that may be different from, or in addition to, their interests as shareholders of American Water.

These interests include that the 10 members of the American Water board as of immediately prior to the effective time will remain on the American Water board immediately following the completion of the merger, the Board Chair with respect to the American Water board (Karl F. Kurz, or the individual serving in such position immediately prior to the effective time) will continue to serve in such position, the President and Chief Executive Officer of American Water (John C. Griffith, or the individual serving in such position immediately prior to the effective time) will continue to serve in such position, and the individuals serving in executive vice president and senior executive positions of American Water who report to the President and Chief Executive Officer of American Water immediately prior to the effective time will continue in such positions until the earlier of such individual’s resignation or removal. The American Water board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation that the American Water shareholders vote “FOR” each of the share issuance proposal and the American Water adjournment proposal.

In considering the recommendation of the Essential board to approve the merger agreement proposal, Essential shareholders should be aware that Essential’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Essential shareholders generally, including treatment of outstanding Essential equity awards in connection with the transactions contemplated by the merger agreement, potential severance benefits, continued employment benefits, potential transaction bonuses, and rights to ongoing indemnification and insurance coverage.

These interests also include that, prior to the completion of the merger, the American Water board will increase its size from 10 to 15 directors and cause five individuals who serve on the Essential board as of the date of the merger agreement to be appointed as members of the American Water board to fill the five new vacancies. The designees will be determined by the Essential board following reasonable consultation with American Water. The Chief Executive Officer of Essential (Christopher H. Franklin, or the individual serving in such position immediately prior to the effective time) will serve as Executive Vice Chair of the American Water board for a period of two years following the effective time. For additional information regarding the terms of Mr. Franklin’s prospective employment with American Water upon the completion of the merger, see “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Essential Directors and Executive Officers in the Merger—New Management Arrangements” beginning on page 109.

The Essential board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation that the Essential shareholders vote “FOR” the merger agreement proposal, the merger-related compensation proposal, and the Essential adjournment proposal.

These and other such interests are further described in “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of American Water Directors and Executive Officers in the Merger” beginning on page 104 and “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Essential Directors and Executive Officers in the Merger” beginning on page 105.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees, and American Water and Essential may have difficulty attracting and motivating management personnel and other key employees, which could adversely affect the future business and operations of the combined company.

American Water and Essential are dependent on the experience and industry knowledge of their respective management personnel and other key employees to execute their business plans. The combined company’s success after the completion of the merger will depend in part upon the ability of American Water and Essential to attract, motivate, and retain key management personnel and other key employees. Prior to completion of the merger, current and prospective employees of American Water and Essential may experience uncertainty about their roles within the combined company following the completion of the merger, which may have an adverse effect on the ability of each of American Water and Essential to attract, motivate, or retain management personnel and other key employees. In addition, no assurance can be given that the combined company will be able to attract, motivate, or retain management personnel and other key employees of American Water and Essential to the same extent that American Water and Essential have previously been able to attract or retain their own employees.

The parties may be the target of securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into a merger agreement. Even if these lawsuits are without merit, defending against these claims can result in substantial costs to the parties to the merger agreement and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting the completion of a merger, that injunction may delay or prevent such merger from being completed.

American Water and Essential may incur substantial and/or unexpected transaction fees and merger-related costs in connection with the merger.

American Water and Essential expect to incur substantial non-recurring expenses associated with completing the merger, as well as expenses related to combining the operations of the two companies. The combined company may incur additional unanticipated costs in the integration of the companies’ businesses. Although the parties expect that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, will offset some or all of the incremental transaction and merger-related costs over time, the combined company may not achieve this net benefit in the near term, or at all.

None of the opinions regarding the fairness, from a financial point of view, of the exchange ratio in the merger delivered to the American Water board and the Essential board prior to the signing of the merger agreement reflects any changes in circumstances since the date on which such opinions were delivered.

Each of the opinions rendered by BofA Securities, financial advisor to American Water, to the American Water board on, and dated, October 24, 2025, and by Moelis, financial advisor to Essential, to the Essential board on, and dated, October 26, 2025, were based upon information available to such financial advisors as of the date of each respective opinion. Neither of the opinions reflect any changes that may occur or may have occurred after the date on which that opinion was delivered, including changes to the operations and prospects of American Water or Essential, changes in general market and economic conditions, or other changes that may be beyond the control of American Water and Essential. Any such changes may alter the relative value of American Water or Essential or the prices of shares of American Water common stock or Essential common stock by the time the merger is completed. The opinions do not speak as of the date the merger will be completed or as of any date other than the date of each respective opinion. For a description of the opinion that the American Water board received from American Water’s financial advisor, see “The Merger—Opinions of American Water’s Financial Advisor” beginning on page 80. For a description of the opinion that the Essential board received from Essential’s financial advisor, see “The Merger—Opinion of Essential’s Financial Advisor” beginning on page 90.

Holders of American Water common stock and holders of Essential common stock will not have appraisal rights or dissenters’ rights in the merger.

Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Under Delaware law, American Water shareholders will not be entitled to any appraisal rights in connection with the merger or any other transactions described in this joint proxy statement/prospectus. Under Pennsylvania law, Essential shareholders will not be entitled to any appraisal rights in connection with the merger or any other transactions described in this joint proxy statement/prospectus.

Completion of the merger may trigger change in control or other provisions in certain agreements to which American Water or Essential or their respective subsidiaries are a party, which may have an adverse impact on the combined company’s business and results of operations.

The completion of the merger may trigger change in control or other provisions in certain agreements to which American Water or Essential or their respective subsidiaries are a party. If American Water and Essential are unable to negotiate waivers of those provisions or otherwise amend the terms of such agreements, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if American Water and Essential are able to negotiate waivers or amend the terms of such agreements, the counterparties may require a fee for such waivers or amendments or renegotiate the agreements on terms less favorable to American Water, Essential, or the combined company. Any of the foregoing or similar developments may have an adverse impact on the combined company’s business, results of operations, financial condition, and cash flows.

If the merger does not qualify as a “reorganization” under Section 368(a) of the Code, the U.S. holders of Essential common stock may be required to pay additional U.S. federal income taxes.

American Water and Essential intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Nevertheless, it is not a condition to American Water’s obligation or Essential’s obligation to complete the transactions that the merger qualify as a “reorganization.”

American Water and Essential have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger and the other transactions contemplated by the merger agreement, and, as a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the conclusions herein. If the IRS or a court determines that the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder (as defined in “The Merger—U.S. Federal

Income Tax Considerations”) of Essential common stock generally would recognize taxable gain or loss upon the exchange of Essential common stock for American Water common stock pursuant to the merger.

U.S. holders of Essential common stock should consult their tax advisors as to the U.S. federal income tax consequences of the merger, including the income tax consequences arising from such U.S. holders’ particular circumstances, and as to any estate, gift, state, local, or non-U.S. tax consequences arising out of the merger. See “The Merger—U.S. Federal Income Tax Considerations” beginning on page 114 for a more complete discussion of the U.S. federal income tax consequences of the merger.

Risks Related to the Combined Company After Completion of the Merger

If completed, the merger may not achieve its anticipated results, and the combined company may be unable to successfully integrate American Water’s and Essential’s operations and/or operate in the manner expected.

American Water and Essential entered into the merger agreement with the expectation that the merger will result in various benefits, including, among other things, increased efficiencies of scale and size, increased geographic diversity, greater long-term growth opportunities for employees of the combined company, and other operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether American Water’s and Essential’s businesses can be integrated in an efficient, effective, and timely manner, or at all.

The combined company could have difficulty integrating the combined assets, personnel, and operations of American Water and Essential. American Water and Essential anticipate that the integration of the two companies will ultimately be complex and expect to devote significant time and resources to this integration process. Risks and uncertainties that could impact the combined company negatively include:

•	unforeseen or significant difficulties in integrating the two companies and their assets, operations, cultures, and employees;

•	the potential disruption of the ongoing businesses and distraction of American Water’s and Essential’s management;

•	changes in American Water’s and Essential’s business focus and/or management;

•

risks related to owning, operating, maintaining, and successfully managing Essential’s natural gas distribution business, including any increased risks and liabilities associated with the operation of that business;

•

difficulties in establishing and/or maintaining uniform standards, systems, controls, procedures, and policies, including accounting and financial reporting, across the combined company, or merging or linking disparate ones;

•	the potential impairment of relationships with employees and partners as a result of any integration of new management personnel;

•	the potential inability to manage an increased number of locations and employees; and

•

the effect of any government regulations that relate to American Water’s and Essential’s businesses, including with respect to jurisdictions in which the other company’s regulated businesses currently do not operate.

It is possible that the integration process could take longer than anticipated and could result in the loss of valuable employees, the disruption of each company’s ongoing businesses, processes and systems, or inconsistencies in standards, controls, procedures, practices, policies, and compensation arrangements, any of which could adversely affect the combined company’s ability to achieve the anticipated benefits of the merger as and when expected. The integration could also be more expensive than anticipated. It is also possible that the combined company will not successfully compete for some or all of the reasons discussed in the risks described in American Water’s and Essential’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2024, each as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and otherwise adversely affect the combined company’s future business, financial condition, operating results, and prospects.

American Water shareholders and Essential shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over the policies of the combined company than they now have on the policies of American Water and Essential, respectively.

Based on the number of shares of American Water common stock and Essential common stock outstanding as of December 29, 2025, the last practicable trading day before the date of this joint proxy statement/prospectus, it is estimated that current American Water shareholders and Essential shareholders will own approximately 69% and 31% of the combined company’s outstanding shares of common stock, respectively, on a fully diluted basis immediately following the consummation of the merger.

American Water’s and Essential’s shareholders currently have the right to vote for their respective directors and on other matters affecting their company. If the merger occurs, each Essential shareholder who receives shares of American Water common stock will become a shareholder of American Water with a percentage ownership of the combined company that will be smaller than such shareholder’s percentage ownership of Essential. Correspondingly, upon the completion of the merger, each holder of American Water common stock will remain a shareholder of American Water but with a percentage ownership of the combined company that will be smaller than such shareholder’s percentage of ownership immediately prior to the merger. As a result of these reduced ownership percentages, American Water’s shareholders will have less voting power and influence in the combined company than they now have with respect to American Water, and former Essential shareholders will have less voting power and influence in the combined company than they now have with respect to Essential.

The future results and market value of the combined company may be adversely impacted if the combined company does not effectively manage its expanded operations following the completion of the merger or the combined company fails to successfully execute its business strategy and objectives.

Following the completion of the merger, the size of the combined company’s business will be significantly larger than the current size of either American Water’s or Essential’s respective businesses. The combined company’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to design and implement operational, managerial, financial, and strategic initiatives that address not only the integration of two independent standalone companies, but also the increased scale and scope of the combined business with its associated increased costs and complexity.

In addition, the success of the merger will depend, in part, on the ability of each of American Water and Essential to successfully execute its business strategy. If the combined company is not able to achieve its business strategy on a timely basis, or otherwise fails to perform in accordance with the expectations of the parties, the anticipated benefits of the merger may not be realized fully or at all, and the merger may materially adversely affect the results of operations, financial condition, and prospects of the combined company, and, consequently, the market value of the combined company’s common stock.

The merger will combine companies that are affected by developments in the water and wastewater utility industries and, additionally, with respect to Essential, the natural gas industry, including changes in regulation. Any failure to adapt to changing regulatory environments after the merger could adversely affect the stability of the combined company’s earnings.

Because American Water, Essential, and their respective subsidiaries are significantly regulated in the United States, the two companies have been and will continue to be affected by legislative, political, and regulatory developments. After the merger, the combined company and/or its subsidiaries will be subject to extensive regulation in the states in which the combined company will operate. The costs and burdens associated with complying with these regulations may have an adverse effect on the combined company. Moreover, potential legislative, political, or regulatory changes, or other similar changes, may create greater risks to the stability of the combined company’s revenue, income, and earnings generally.

American Water’s and Essential’s projections and financial forecasts are based on various assumptions that may not prove to be correct.

The projections and financial forecasts set forth in “Certain Unaudited Prospective Financial Information” beginning on page 75 are based on assumptions of, and information available to, American Water and Essential at the time they were prepared and provided to the American Water board and the Essential board, respectively, along with their respective financial advisors. American Water and Essential do not know whether such projections, forecasts, and assumptions will prove correct. Any or all of such projections, forecasts, and assumptions may turn out to be wrong. Such projections and forecasts can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond American Water’s and Essential’s control. Many factors discussed in, or in documents incorporated by reference into, this joint proxy statement/prospectus, including the risks outlined in this “Risk Factors” section beginning on page 35 and the events or circumstances described under “Cautionary Note Regarding Forward-Looking Statements” beginning on page 33, will be important in determining American Water’s, Essential’s and the combined company’s future results. As a result of these contingencies, actual future results may vary materially from American Water’s and Essential’s projections and forecasts.

In view of these uncertainties, the inclusion of American Water’s and Essential’s projections and financial forecasts in this joint proxy statement/prospectus is not and should not be viewed as a representation that the projected or forecast results will be achieved. Further, any forward-looking statement speaks only as of the date on which it is made, and American Water and Essential undertake no obligation, other than as required by applicable law, to update the financial projections and forecasts herein to reflect events or circumstances after the date those financial projections and forecasts were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances. The unaudited prospective financial information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, American Water’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled, or applied agreed-upon procedures with respect to such unaudited prospective financial information, and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports incorporated by reference in this joint proxy statement/prospectus relate to American Water’s and Essential’s previously issued financial statements. Such reports do not extend to the unaudited prospective financial information and should not be read to do so.

In addition, the unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with GAAP with the expectation, as of the date of this joint proxy statement/prospectus, that American Water will be identified as the acquirer. The unaudited pro forma condensed combined financial information was prepared on the basis that such preliminary estimated adjustments will be incurred to achieve the merger, are pending finalization of various estimates, inputs, and analyses, and do not include adjustments to reflect any or all potential costs that may be incurred in connection with actions required by regulatory or governmental entities for regulatory approvals and clearances of the merger, including divestitures or concessions; anticipated benefits, including costs savings, innovation, and operational efficiencies; or potential post-merger costs, such as restructuring and integration charges.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the combined company’s actual financial position or results of operations would have actually been had the merger been completed as of the date indicated. Further, the unaudited pro forma condensed combined financial information does not purport to project or forecast the future financial position or results of operations of the combined company after the merger, which may differ materially and adversely from the unaudited pro forma condensed combined financial information that is included in this joint proxy statement/prospectus. The final acquisition accounting will be based upon the actual consideration and the fair value of the assets to be acquired and liabilities to be assumed of the party that is determined to be the acquiree under GAAP as of the date of the completion of the merger. In addition, subsequent to completion of the merger, there will be further refinements of the acquisition accounting as additional information becomes available. Accordingly, the final acquisition accounting may differ materially from the unaudited pro forma condensed combined financial information reflected in this joint proxy statement/prospectus. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 146.

The combined company’s indebtedness may limit its flexibility and increase its borrowing costs.

As of September 30, 2025, American Water’s aggregate long-term debt balance was approximately $13.0 billion (exclusive of approximately $2.3 billion of American Water indebtedness, comprised of short-term, and the current portion of long term, debt), and Essential had approximately $7.7 billion of outstanding long-term debt (exclusive of approximately $0.1 billion of current portion of long-term debt). On a pro forma basis, as of September 30, 2025, the combined company’s total indebtedness was approximately $20.0 billion. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 146. The combined company’s consolidated indebtedness may have the effect of, among other things:

•	increasing borrowing costs and making it more difficult to make payments on existing indebtedness of the combined company;

•	increasing the combined company’s vulnerability to general economic and industry conditions, including its ability to access the capital markets for debt and equity;

•

limiting the combined company’s ability to adjust to changing market or industry conditions and placing it at a competitive disadvantage with respect to significant business opportunities, including, without limitation, with respect to acquisitions, compared to its competitors who are less highly leveraged; and

•	exposing the combined company to the risk of increased interest rates on variable rate borrowings.

In addition, the amount of cash required to service the indebtedness levels will be greater than the amount of cash flows required to service the indebtedness of American Water or Essential individually prior to completion of the merger, thereby reducing the combined company’s ability to use cash flow to fund operations, capital expenditures, and future business opportunities. The level of indebtedness of the combined company could also reduce common stock dividend payments, share repurchases, and other activities and may create competitive disadvantages relative to other companies with lower debt levels. The combined company may be required to seek or obtain additional financing for working capital, capital expenditures, acquisitions, or other general corporate purposes. The combined company’s ability to arrange additional financing or refinancing will depend on, among other factors, its financial condition and performance, as well as prevailing market conditions and other factors beyond its control. There can be no assurance that the combined company will be able to obtain additional financing or arrange refinancing on terms acceptable to it or at all, and any such failure could materially adversely affect its results of operations, financial condition, and cash flows. For more information on the financial impact of the merger on the combined company’s indebtedness, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 146.

The merger may not be accretive to the combined company’s earnings and may adversely affect the combined company’s earnings per share, which may negatively affect the market price of the combined company’s common stock.

American Water and Essential currently anticipate that the merger will be accretive to the combined company’s earnings per share in 2028, the first full year following the completion of the merger. This expectation is based on preliminary estimates that are subject to change. The combined company could also encounter additional transaction and integration-related costs, may fail to realize all of the benefits anticipated in the merger, or be subject to other factors that affect American Water’s and Essential’s preliminary estimates. Any of these factors could cause a decrease in the combined company’s earnings per share or decrease or delay the expected accretive effect of the merger and contribute to a decrease in the market price of the combined company’s common stock.

If the merger is completed, the combined company may be required to record goodwill or may acquire other assets measured and recorded at fair value, and, thereafter, the combined company may be required to record impairments to the goodwill or changes to the fair value of the other assets, either of which may negatively affect our financial condition and results of operations of the combined company.

In accordance with GAAP, American Water and Essential believe that the merger will be accounted for as an acquisition of Essential’s common stock by American Water and will follow the acquisition method of accounting for business combinations, including with respect to goodwill. Goodwill represents the excess of the purchase price paid over the fair value of the net tangible and other intangible assets acquired. Goodwill is recorded at fair value on the date of an acquisition and is reviewed annually or more frequently if changes in circumstances indicate the carrying value may not be recoverable. The combined company may be required to recognize goodwill in connection with the merger and in the future an impairment of goodwill, including any goodwill recognized in connection with the merger, or a change in fair value of financial instruments or certain other assets due to, for example, market conditions, other factors related to the performance of American Water’s or Essential’s business, or other circumstances that may impact the fair value of a financial instrument or the other asset. Market conditions could include a decline over a period of time of the stock price of the combined company, a decline over a period of time in valuation multiples of comparable water and wastewater utilities, market price performance of the combined company’s common stock that compares unfavorably to peer companies, or other circumstances. Recognition of impairments of goodwill and any changes in fair value of other assets would result in a charge to the combined company’s income in the period in which the impairment or change occurred, which may negatively affect the combined company’s financial condition, results of operations, and total capitalization. The effects of any such impairment or change could be material and could cause the combined company to miss forecasted results, which could adversely affect the combined company’s stock price, and make it more difficult to maintain the combined company’s credit ratings, secure financing on attractive terms, maintain compliance with debt covenants, and meet the expectations of the combined company’s regulators.

The combined company cannot assure that it will be able to continue paying quarterly dividends at American Water’s current rate, or to propose and/or maintain future quarterly dividend increases as planned.

The combined company’s shareholders will have no contractual or other legal right to dividends that have not been declared by the combined company’s board of directors. American Water and Essential currently expect that the combined company will continue to pay dividends in an amount consistent with American Water’s dividend strategy and policy, and that the combined company will continue to propose future increases in its quarterly dividend rate consistent with American Water’s announced dividend growth strategy. However, there is no assurance that American Water’s shareholders will continue to receive payments of such dividends while the merger is pending, or that American Water’s and Essential’s shareholders will continue to receive payments of dividends following completion of the merger, for a number of reasons that include, for example:

•	a lack of cash to pay such dividends, due to changes in cash requirements, capital spending plans, financing agreements, cash flow or financial position;

•	the board of directors may decide not to declare and pay quarterly dividends in accordance with historical practice or American Water’s stated dividend strategy and policy, or at all;

•

the amount of quarterly dividends that may be paid to shareholders is subject to restriction under Delaware law and the combined company’s financing arrangements as well as compliance with American Water’s stated dividend strategy and policy; and

•

upstream dividend payments from subsidiaries may not be received in the same amount that such subsidiaries have historically paid, and the ability of such subsidiaries to pay such dividends is subject to various risks and uncertainties described in each company’s respective filings with the SEC.

Risks Related to American Water’s and Essential’s Businesses

American Water’s and Essential’s businesses are and will be subject to the risks described above. In addition, American Water and Essential are, and will continue to be, subject to the risks described in American Water’s and Essential’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2024, as updated by each of their respective subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus as set forth in “Where You Can Find More Information” beginning on page 183.

INFORMATION ABOUT THE PARTIES TO THE MERGER

American Water

American Water is the largest and most geographically diverse, publicly traded water and wastewater utility company in the United States, as measured by both operating revenues and population served. As a holding company, American Water conducts substantially all of its business through its subsidiaries. American Water employs approximately 6,700 professionals who provide drinking water, wastewater, and other related services to over 14 million people in 24 states. American Water conducts the majority of its business through one reportable segment that is commonly referred to as the Regulated Businesses, which includes utilities that are regulated by public utilities commissions and that provide water and wastewater services to residential, commercial, industrial, public authority, fire service, and sale for resale customers, and sales to public authorities and other utilities and community water systems under bulk contracts for the supply of water or the treatment of wastewater for their own customers. American Water also operates other businesses that provide water and wastewater services to the U.S. government on military installations, as well as municipalities.

American Water is a corporation originally incorporated under the laws of Delaware in 1936. Its principal executive offices are located at 1 Water Street, Camden, New Jersey 08102-1658, and its telephone number is (856) 955-4001. American Water common stock is listed on the NYSE under the ticker symbol “AWK.” American Water’s website address is amwater.com. The inclusion of American Water’s website address in this joint proxy statement/prospectus is intended as an inactive textual reference only, and the information contained on or accessible from American Water’s website does not constitute a part of this joint proxy statement/prospectus and is not incorporated by reference herein.

Essential

Essential is the holding company for regulated utilities providing water, wastewater, or natural gas services to an estimated 5.5 million people in Pennsylvania, Ohio, Texas, Illinois, North Carolina, New Jersey, Indiana, Virginia, and Kentucky under the Aqua and Peoples brands. One of Essential’s largest operating subsidiaries, Aqua Pennsylvania, Inc., which is referred to as Aqua Pennsylvania, accounted for approximately 55% of operating revenues and approximately 67% of income for Essential’s Regulated Water segment in 2024. Aqua Pennsylvania provides water or wastewater services to approximately one-half of the total number of water or wastewater customers Essential serves, who are located in the suburban areas in counties north and west of the City of Philadelphia and in 28 other counties in Pennsylvania. Essential’s other regulated water or wastewater utility subsidiaries provide similar services in seven additional states. Essential’s Peoples subsidiaries provide natural gas services to approximately 745,000 customers in western Pennsylvania and Kentucky. Approximately 95% of the total number of natural gas utility customers Essential serves are in western Pennsylvania. Essential also operates market-based activities, conducted through its non-regulated subsidiaries, that provide utility service line protection solutions and repair services to households and gas marketing and production activities. Essential seeks to acquire businesses in the U.S. regulated sector, focusing on water and wastewater utilities and to opportunistically pursue growth ventures in select market-based activities, such as infrastructure opportunities that are supplementary and complementary to its regulated water utility businesses.

Essential is a corporation incorporated under the laws of Pennsylvania. Its principal executive offices are located at 762 W. Lancaster Avenue, Bryn Mawr, Pennsylvania 19010, and its telephone number is (610) 527-8000. Essential common stock is listed on the NYSE under the ticker symbol “WTRG.” Essential’s website address is essential.co. The inclusion of Essential’s website address in this joint proxy statement/prospectus is intended as an inactive textual reference only, and the information contained on or accessible from Essential’s website does not constitute a part of this joint proxy statement/prospectus and is not incorporated by reference herein.

Merger Sub

Merger Sub is a corporation incorporated under the laws of Pennsylvania on October 23, 2025, solely for the purpose of effecting the merger. Merger Sub has not conducted any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. Its principal executive offices are located at 1 Water Street, Camden, New Jersey 08102-1658, and its telephone number is (856) 955-4001.

INFORMATION REGARDING THE AMERICAN WATER SPECIAL MEETING

Date, Time, Place, and Purpose of the American Water Special Meeting

American Water’s shareholders have received this joint proxy statement/prospectus in connection with the calling by the American Water board of the American Water special meeting. The American Water special meeting is to be held virtually (and not at a physical location) on February 10, 2026, at 10:00 a.m., Eastern time (unless it is adjourned or postponed to a later date) via remote communication at www.virtualshareholdermeeting.com/AWK2026SM. At the American Water special meeting, American Water’s shareholders will be asked to consider and vote upon (i) the share issuance proposal and (ii) the American Water adjournment proposal.

American Water will transact no other business at the American Water special meeting, except for business properly brought before the American Water special meeting or any adjournment or postponement thereof by or at the direction of the American Water board.

Only the approval of the share issuance proposal is required to complete the merger.

Recommendation of the American Water Board

The American Water board has authorized, adopted, and approved the merger agreement and the completion of the transactions contemplated thereby, has determined that the merger agreement and such contemplated transactions, including the merger and the share issuance, are advisable, fair to, and in the best interests of American Water and its shareholders, and has recommended that you vote “FOR” the share issuance proposal and “FOR” the American Water adjournment proposal.

In the course of its decision to approve the merger agreement and the completion of the transactions contemplated thereby, including the merger and the share issuance, the American Water board, among other things, consulted with its legal advisor, Skadden, regarding the legal and other terms of the merger agreement, and with its financial advisor, BofA Securities, regarding the fairness of the exchange ratio to American Water from a financial point of view. For a discussion of the factors considered by the American Water board in reaching its decision, see “The Merger—American Water Board’s Recommendations and Its Reasons for the Merger” beginning on page 67.

American Water Record Date; Outstanding Shares; Shareholders Entitled to Vote; Quorum

The record date for the American Water special meeting is December 29, 2025. American Water’s shareholders of record as of the close of business on the record date will receive notice of and will be entitled to vote at the American Water special meeting. As of December 29, 2025, there were 195,177,161 shares of American Water common stock issued and outstanding and entitled to vote at the American Water special meeting, and such shares were held by approximately 1,793 holders of record.

The presence in person, by remote communication, or by proxy duly authorized of the holders of a majority of the outstanding shares of American Water common stock entitled to vote on the share issuance proposal is necessary to constitute a quorum at the American Water special meeting. Each share of American Water common stock outstanding on the record date entitles its holder to cast one vote on each of the share issuance proposal and the American Water adjournment proposal and any other proposals that may properly come before the American Water special meeting. To determine the presence of a quorum at the American Water special meeting, American Water will also count as present at the meeting the shares of American Water common stock present by in person or by remote communication but not voting, and the shares of American Water common stock for which American Water has received proxies but with respect to which the holders of such shares have abstained or signed without providing instructions as described in “—Voting Rights; Proxies; Revocation” below.

Required Vote

The affirmative vote of a majority of the shares of American Water common stock present in person, by remote communication, or represented by proxy at the American Water special meeting and entitled to vote on the share issuance proposal (assuming a quorum has been obtained) is required to approve the share issuance proposal. Only holders of American Water common stock at the close of business on the American Water record date will be entitled to vote on the share issuance proposal. Abstentions will be counted as a vote “AGAINST” the share issuance proposal; broker non-votes will not be taken into account in determining the outcome of the share issuance proposal.

Whether or not a quorum is present, approval of the American Water adjournment proposal requires the affirmative vote of a majority of the shares of American Water common stock present in person, by remote communication, or represented by proxy at the American Water special meeting and entitled to vote on the American Water adjournment proposal. Only holders of American Water common stock at the close of business on the American Water record date will be entitled to vote on the American Water adjournment proposal. Abstentions will be counted as a vote “AGAINST” the American Water adjournment proposal; broker non-votes will not be taken into account in determining the outcome of the American Water adjournment proposal.

Voting Rights; Proxies; Revocation

Attending and Voting at the American Water Special Meeting

The American Water special meeting will be held solely via remote communication, also known as a “virtual meeting,” rather than at a physical location. Shareholders of American Water will not be able to attend the American Water special meeting in person. However, the virtual meeting format will provide shareholders with an opportunity to participate in the American Water special meeting as they would at an in-person meeting. Instructions on how to attend and participate in the virtual American Water special meeting, as well as how to obtain technical and general support on the day of such meeting, will be available at www.virtualshareholdermeeting.com/AWK2026SM.

To attend the American Water special meeting, you will need a computer or a web-enabled phone, tablet or other device, together with appropriate Internet access. To attend the American Water special meeting or cast or change your vote, you will also need to authenticate your status as a holder of record with your 16-digit control number. Online access to the American Water special meeting will open approximately 15 minutes prior to the start of the meeting to permit you time to access and log into the virtual meeting platform. Your ability to be admitted to the meeting is also subject to potential capacity limits set by the virtual meeting platform provider.

Members of the public, including American Water shareholders who do not have their 16-digit control number, will be able to access the American Water special meeting as a guest in listen-only mode by visiting www.virtualshareholdermeeting.com/AWK2026SM. Shareholders of American Water and other persons without a 16-digit control number will not be able to otherwise participate in, vote at, or submit appropriate questions at, the American Water special meeting.

No recording or rebroadcasting of the American Water special meeting by participants will be permitted.

Voting by Proxy

How you vote your shares at the American Water special meeting depends on how you hold your shares of American Water common stock. If you hold shares directly in your name with Equiniti Trust Company, LLC, American Water’s transfer agent, including shares held through American Water Stock Direct, you are a holder of record. If you hold your shares of American Water common stock through an intermediary, you hold your shares in “street name.”

If you received more than one proxy card and/or voting instruction form, your shares of American Water common stock are likely registered in different names or with different addresses or are in more than one account. You must separately follow the applicable voting procedures described below for each proxy card or voting instruction form that you receive in order for all of your shares to be voted at the American Water special meeting.

Holders of Record

If you are a holder of record of your shares of American Water common stock (including shares held through American Water Stock Direct), you may submit your proxy by mailing the enclosed proxy card, by telephone, or via the Internet, and may vote virtually at the American Water special meeting by attending the live webcast at www.virtualshareholdermeeting.com/AWK2026SM. If you hold your shares in more than one account, please be sure to submit a proxy for each proxy card you receive.

Holders of record may vote by mail by completing, signing, and dating your enclosed proxy card and returning it in the accompanying pre-addressed envelope for receipt no later than the close of business on February 9, 2026 in order for your vote to be counted at the American Water special meeting.

Holders of record may submit their proxy by telephone by calling (800) 690-6903. Holders of record may also submit their proxy via the Internet (see proxy card for instructions). In order for holders of record to vote their shares by telephone or via the Internet, they will need the 16-digit control number included on the enclosed proxy card (which is unique to each American Water shareholder of record to ensure all voting instructions are genuine and to prevent duplicate voting). If a holder of record chooses to submit a proxy by telephone or via the Internet, the proxy must be received by 11:59 p.m., Eastern time on February 9, 2026 in order to be counted at the American Water special meeting.

To vote during the American Water special meeting, follow the instructions available on the American Water special meeting website at www.virtualshareholdermeeting.com/AWK2026SM. To be admitted to the American Water special meeting, holders of record must provide their 16-digit control number. We recommend holders of record submit their vote by proxy prior to the date of the American Water special meeting even if they plan to attend the virtual American Water special meeting.

Beneficial Holders (in “Street Name”)

If you hold shares of American Water common stock through an intermediary, you will receive a voting instruction form from your intermediary. The form will explain how to direct the voting of your shares through the intermediary, which may include the ability to provide voting instructions via the Internet or by telephone. You may not vote for shares held in “street name” by returning a proxy card, or by returning a voting instruction form directly to American Water. Your intermediary is obligated to provide you with a voting instruction form for you to instruct the record holder on how to vote your shares.

If your shares of American Water common stock are held in “street name” and you want to vote on the share issuance proposal or the American Water adjournment proposal, you MUST indicate how you wish your shares to be voted. The intermediary will vote shares held by you in “street name” in accordance with your voting instructions, as indicated on your signed voting instruction form or by the instructions you provide via the Internet or by telephone. Absent such instructions, NYSE rules prohibit an intermediary from exercising discretion to cast a vote with respect to your shares held in street name on non-routine matters. In that case, a proxy submitted by the intermediary with respect to your shares would indicate that the intermediary is unable to cast a vote with respect to the matter, which is commonly referred to as a “broker non-vote.” It is expected that all proposals to be voted on at the American Water special meeting will be non-routine matters on which intermediaries are not allowed to vote unless they have received voting instructions from their customers.

If you hold shares of American Water common stock in “street name” and wish to vote your shares virtually at the American Water special meeting, you may vote online during the meeting only as an authenticated shareholder with a 16-digit control number by visiting www.virtualshareholdermeeting.com/AWK2026SM, entering your 16-digit control number, and following the on-screen instructions. The availability of online voting at the American Water special meeting for shares held in “street name” will depend on your intermediary’s specific voting procedures. Please contact your intermediary for information.

Revoking Your Vote

If you are a record holder (which includes ownership of shares you may hold through American Water Stock Direct), you may revoke or change any prior proxy, regardless of how your proxy was originally submitted, by (i) sending a written statement or email to that effect to American Water’s Secretary, which must be received before the American Water special meeting, (ii) submitting a properly signed proxy card dated a later date, which must be received before the American Water special meeting, (iii) submitting a later dated proxy via the Internet or by telephone, which must be received by 11:59 p.m., Eastern time on February 9, 2026, or (iv) attending the American Water special meeting virtually as an authenticated shareholder and voting your shares online during such meeting. For this purpose, communications to the Secretary of American Water should be addressed to American Water Works Company, Inc., 1 Water Street, Camden, NJ 08102-1658, or via email at svc_corpsecoffice@amwater.com.

If you hold shares in “street name,” you should follow the instructions provided on the voting instruction form you received from the intermediary or contact the intermediary for instructions on how to change or revoke your vote.

Stock Ownership of and Voting by American Water Directors and Executive Officers

As of December 29, 2025, American Water’s current directors and executive officers and their affiliates beneficially owned a total of 174,145 shares of American Water common stock entitled to vote at the American Water special meeting, which represents less than 1% of American Water’s issued and outstanding common stock entitled to vote at the American Water special meeting. American Water anticipates that these individuals will vote in favor of the proposals described above, although none of them have entered into any agreements obligating them to do so.

Solicitation of Proxies; Expenses of Solicitation

The American Water board is soliciting proxies with respect to the proposals to be considered at the American Water special meeting. American Water will bear the costs of solicitation of proxies, including the reimbursement of banks and brokers for certain costs incurred in forwarding proxy materials to beneficial owners. American Water has retained D.F. King & Co, Inc. in connection with this solicitation, for a non-refundable fee of $35,000, plus the cost of any additional services provided at reasonable and customary rates, and the reasonable out-of-pocket expenses of D.F. King & Co., Inc. incurred in connection with the solicitation. In addition to the use of the mails, American Water’s officers, directors and employees may solicit proxies personally, by telephone, facsimile or other electronic communication, or via the Internet. These individuals will not receive any additional compensation for these activities. Intermediaries have been requested to forward proxy solicitation materials to their customers or other beneficial holders and will be reimbursed for their reasonable out-of-pocket expenses.

INFORMATION REGARDING THE ESSENTIAL SPECIAL MEETING

Date, Time, Place, and Purpose of the Essential Special Meeting

Essential’s shareholders have received this joint proxy statement/prospectus in connection with the calling by the Essential board of the Essential special meeting. The special meeting is to be held virtually (and not at a physical location) on February 10, 2026, at 10:00 a.m., Eastern time (unless it is adjourned or postponed to a later date) via remote communication at www.virtualshareholdermeeting.com/WTRG2026SM. At the Essential special meeting, Essential’s shareholders will be asked to consider and vote upon (i) the merger agreement proposal, (ii) the merger-related compensation proposal, and (iii) the Essential adjournment proposal.

Essential will transact no other business at the Essential special meeting, except for business properly brought before the Essential special meeting or any adjournment or postponement thereof by or at the direction of the Essential board.

Only the approval of the merger agreement proposal is required to complete the merger.

Recommendation of the Essential Board

The Essential board has unanimously (i) determined that it is advisable, fair to, and in the best interests of Essential and its shareholders to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement, including the merger, (ii) approved, adopted, and declared advisable the merger agreement, and (iii) directed that the merger agreement proposal, the merger-related compensation proposal, and the Essential adjournment proposal be submitted to the Essential shareholders for approval at the Essential special meeting. The Essential board unanimously recommends that Essential shareholders vote “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal, and “FOR” the Essential adjournment proposal.

In the course of reaching its decision, the Essential board, among other things, consulted with its legal advisor, Gibson Dunn, regarding the legal and other terms of the merger agreement, and with its financial advisor, Moelis, regarding the fairness of the exchange ratio from a financial point of view to the holders of Essential common stock. For a discussion of the factors considered by the Essential board in reaching its decision, see “The Merger—Essential Board’s Recommendations and Its Reasons for the Merger” beginning on page 70.

Essential Record Date; Outstanding Shares; Shareholders Entitled to Vote; Quorum

The record date for the Essential special meeting is December 29, 2025. Essential’s shareholders of record as of the close of business on the Essential record date will receive notice of and will be entitled to vote at the Essential special meeting. As of December 29, 2025, there were 283,082,809 shares of Essential common stock issued and outstanding and entitled to vote at the Essential special meeting, and such shares were held by approximately 16,155 holders of record.

The presence, in person or by proxy, of shareholders entitled to cast a majority of the votes which all shareholders are entitled to cast at the Essential special meeting shall constitute a quorum at the Essential special meeting. Each share of Essential common stock outstanding on the record date entitles its holder to cast one vote on each of the merger agreement proposal, the merger-related compensation proposal, the Essential adjournment proposal and any other proposals that may properly come before the meeting. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum at the Essential special meeting. Failure of a quorum at the Essential special meeting may result in an adjournment of the Essential special meeting and may subject Essential to additional costs and expenses.

Required Vote

Assuming a quorum is present at the Essential special meeting, approval of the merger agreement proposal requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the merger agreement proposal at the Essential special meeting. Abstentions and broker non-votes will have no effect on determining the outcome of the merger agreement proposal.

Assuming a quorum is present at the Essential special meeting, approval of the merger-related compensation proposal, which is a non-binding advisory vote, requires the approval of shareholders present, in person or by proxy, entitled to cast at least a majority of the votes which all shareholders present in person or by proxy are entitled to cast at the Essential special meeting. Abstentions will be counted as a vote “AGAINST” the merger-related compensation proposal and broker non-votes will have no effect on determining the outcome of the merger-related compensation proposal.

Whether or not a quorum is present, approval of the Essential adjournment proposal requires the approval of shareholders present, in person or by proxy, entitled to cast at least a majority of the votes which all shareholders present in person or by proxy are entitled to cast at the Essential special meeting. Abstentions will be counted as a vote “AGAINST” the Essential adjournment proposal and broker non-votes will have no effect on determining the outcome of the Essential adjournment proposal.

Voting Rights; Proxies; Revocation

Attending and Voting at the Special Meeting

Essential is holding the special meeting solely via remote communications, also known as a “virtual meeting,” rather than at a physical location. Shareholders will not be able to attend the meeting in person. However, the virtual meeting format will provide shareholders with an opportunity to participate in the meeting as they would at an in-person meeting. Instructions on how to attend and participate in the virtual meeting, as well as how to obtain technical and general support on the day of the meeting, will be available at www.virtualshareholdermeeting.com/WTRG2026SM.

To attend the Essential special meeting, you will need a computer or a web-enabled phone, tablet or other device, together with appropriate Internet access. To attend the Essential special meeting or cast or change your vote, you will also need to authenticate your status as a holder of record with your 16-digit control number. Online access to the Essential special meeting will open approximately 15 minutes prior to the start of the meeting to permit you time to access and log into the virtual meeting platform. Your ability to be admitted to the meeting is also subject to potential capacity limits set by the virtual meeting platform provider.

Members of the public, including shareholders who do not have their 16-digit control number, will be able to access the meeting as a guest in listen-only mode by visiting www.virtualshareholdermeeting.com/WTRG2026SM. Shareholders and other persons without a 16-digit control number will not be able to otherwise participate in, vote at, or submit appropriate questions at, the meeting.

No recording or rebroadcasting of the special meeting by participants will be permitted.

Voting by Proxy

How you vote your shares at the Essential special meeting depends on how you hold your shares. If you hold shares of Essential common stock directly in your name with Computershare Trust Company, N.A., Essential’s transfer agent, including shares held through Essential’s dividend reinvestment and direct stock purchase plan, you are a holder of record. If you hold your shares of Essential common stock through an intermediary, you hold your shares in “street name.”

If you received more than one proxy card and/or voting instruction form, your shares of Essential common stock are likely registered in different names or with different addresses or are in more than one account. You must separately follow the applicable voting procedures for each proxy card and voting instruction form that you receive in order for all of your shares to be voted at the Essential special meeting.

Holders of Record

If you are a holder of record of your shares of Essential common stock (including shares held through Essential’s dividend reinvestment and direct stock purchase plan), you may submit your proxy by mailing the enclosed proxy card, by telephone, or via the Internet, and may vote virtually at the Essential special meeting by attending the live webcast at www.virtualshareholdermeeting.com/WTRG2026SM. If you hold your shares in more than one account, please be sure to submit a proxy for each proxy card you receive.

Holders of record may vote by mail by completing, signing, and dating your enclosed proxy card and returning it in the accompanying pre-addressed envelope for receipt no later than the close of business on February 9, 2026 in order for your vote to be counted at the Essential special meeting.

Holders of record may submit their proxy by telephone by calling (800) 690-6903. Holders of record may submit their proxy via the Internet (see proxy card for instructions). In order for holders of record to vote their shares by telephone or via the Internet, they will need the 16-digit control number included on the enclosed proxy card (which is unique to each Essential shareholder of record to ensure all voting instructions are genuine and to prevent duplicate voting). If a holder of record chooses to submit its proxy by telephone or via the Internet, the proxy must be received by 11:59 p.m., Eastern time on February 9, 2026 in order to be counted at the Essential special meeting.

To vote during the live webcast, follow the instructions available on the Essential special meeting website at www.virtualshareholdermeeting.com/WTRG2026SM. The Essential special meeting will be held exclusively online via live webcast. To be admitted to the live webcast, holders of record must provide their 16-digit control number. It is recommended that holders of record submit their vote by proxy prior to the date of the Essential special meeting even if they plan to attend the meeting virtually via the Internet.

Beneficial Holders (in “Street Name”)

If you hold shares of Essential common stock in “street name,” you will receive a voting instruction form from your intermediary. The form will explain how to direct the voting of your shares through the intermediary, which may include the ability to provide voting instructions via the Internet or by telephone.

If your shares of Essential common stock are held in “street name” and you want to vote on the merger agreement proposal, the merger-related compensation proposal, or the Essential adjournment proposal, you MUST indicate how you wish your shares to be voted. The intermediary will vote shares held by you in “street name” in accordance with your voting instructions, as indicated on your signed voting instruction form or by the instructions you provide via the Internet or by telephone. Absent such instructions, NYSE rules prohibit an intermediary from exercising discretion to cast a vote with respect to your shares held in street name.

If you hold shares of Essential common stock in “street name” and wish to vote your shares virtually at the Essential special meeting, you may vote online during the meeting as an authenticated shareholder with a 16-digit control number by visiting www.virtualshareholdermeeting.com/WTRG2026SM, entering your 16-digit control number, and following the on-screen instructions. The availability of online voting during the Essential special meeting for holders in “street name” will depend on your intermediary’s specific voting procedures. Please contact your intermediary for information.

Revoking Your Vote

If you own shares of Essential common stock in your own name (including shares you may hold through Essential’s dividend reinvestment and direct stock purchase plan), you may revoke or change any prior proxy, regardless of how your proxy was originally submitted, by (i) sending a written statement to that effect to Essential’s Corporate Secretary, which must be received before the Essential special meeting, (ii) submitting a properly signed proxy card dated a later date, which must be received before the Essential special meeting, (iii) submitting a later dated proxy via the Internet or by telephone, which must be received by 11:59 p.m., Eastern time on February 9, 2026, or (iv) attending the Essential special meeting virtually as an authenticated shareholder and voting your shares online during the meeting. For this purpose, communications to the Corporate Secretary of Essential should be addressed to Essential Utilities, Inc., 762 W. Lancaster Avenue, Bryn Mawr, PA 19010.

If you hold shares in “street name,” you should follow the instructions provided on the voting instruction form you received from the intermediary or contact the intermediary for instructions on how to change or revoke your vote.

Stock Ownership of and Voting by Essential Directors and Executive Officers

As of December 29, 2025, Essential’s directors and executive officers and their affiliates beneficially owned a total of 1,050,034 shares of Essential common stock entitled to vote at the Essential special meeting, which represents less than 1% of Essential’s issued and outstanding common stock entitled to vote at the Essential special meeting. Essential anticipates that these individuals will vote in favor of the proposals described above, although none of them have entered into any agreements obligating them to do so.

Solicitation of Proxies; Expenses of Solicitation

The Essential board is soliciting proxies with respect to the proposals to be considered at the Essential special meeting. Essential will bear the costs of solicitation of proxies, including the reimbursement of banks and brokers for certain costs incurred in forwarding proxy materials to beneficial owners. Essential has retained MacKenzie Partners, Inc. in connection with this solicitation, at an anticipated cost of $17,500, plus $1,500 for any adjournment or postponement of the Essential special meeting. Essential has also agreed to pay the cost of any additional services provided at customary rates, and to reimburse the reasonable and customary expenses of MacKenzie Partners, Inc. incurred in connection with the solicitation. In addition to the use of the mails, Essential’s officers, directors and employees may solicit proxies personally, by telephone, facsimile or other electronic communication, or via the Internet. These individuals will not receive any additional compensation for these activities. Intermediaries have been requested to forward proxy solicitation materials to their customers or other beneficial holders and will be reimbursed for their reasonable out-of-pocket expenses.

THE MERGER

The following is a description of the material aspects of the merger and the material terms of the merger agreement. While American Water and Essential believe that the following description includes all of the material terms of the merger and the merger agreement, the description may not contain all of the information that is important to you. American Water and Essential encourage you to carefully read this entire joint proxy statement/prospectus, including the merger agreement attached as Annex A, which constitutes a part of this joint proxy statement/prospectus, for a more complete understanding of the merger and the merger agreement.

Terms of the Merger

In the merger, Merger Sub will merge with and into Essential with Essential surviving the merger as a wholly owned subsidiary of American Water. Essential shareholders will receive the merger consideration described in “The Merger Agreement—Merger Consideration Received by Essential Shareholders ” beginning on page 121.

Background of the Merger

As neighboring water and wastewater utilities, American Water and Essential are well known to each other. From time to time, members of American Water management have met with members of Essential management to discuss their industry and their respective businesses. At various points in the past few years, American Water and Essential have had discussions regarding the potential for a strategic transaction between American Water and Essential. These discussions did not advance beyond preliminary, exploratory conversations.

As part of its regular ongoing strategic review, the American Water board and American Water management periodically consider opportunities to evaluate the future of American Water and enhance stakeholder objectives, including strategic alternatives to American Water’s existing growth plan, taking into account economic, competitive, regulatory, and other conditions and challenges, as well as historical and projected industry trends and developments.

As part of its regular ongoing strategic review, the Essential board and Essential management regularly evaluate the future of Essential and consider opportunities to enhance stakeholder objectives, including maintaining the status quo and strategic alternatives to Essential’s standalone prospects and strategic plan, taking into account economic, competitive, regulatory, and other conditions, as well as historical and projected industry trends and developments. This ongoing review has, from time to time, included discussions regarding potential mergers, acquisitions, sales of assets, going-private transactions, or the sale of Essential in a change of control transaction.

On June 4, 2025, John C. Griffith, the President and Chief Executive Officer of American Water, contacted Christopher H. Franklin, the Chairman, President and Chief Executive Officer of Essential, following Mr. Griffith’s appointment by the American Water board as Chief Executive Officer of American Water, to establish an executive-level dialogue. Mr. Griffith and Mr. Franklin then met for dinner on June 18, 2025 and discussed various business topics but did not discuss a potential business combination between American Water and Essential, which is referred to as the potential transaction. Mr. Griffith encouraged Mr. Franklin to contact Karl F. Kurz, American Water’s Board Chair, when Mr. Franklin was next to be in the Houston, Texas area, to continue the dialogue between the companies regarding business and industry matters.

On July 15, 2025, Mr. Franklin and Mr. Kurz met for dinner to have a general business discussion. In the course of this conversation, the prospect of re-engaging in a dialogue regarding a potential transaction was discussed. Mr. Kurz suggested that Mr. Franklin initiate discussions regarding the consideration of a potential transaction with Mr. Griffith.

On July 23, 2025, Mr. Griffith and Mr. Franklin had a call during which they discussed the mutual benefits that a potential transaction would have to American Water and Essential and their respective shareholders and other stakeholders, and the business rationale and anticipated timing for a potential transaction. Mr. Griffith and Mr. Franklin discussed that a premium would be paid to Essential shareholders in connection with the potential transaction. In addition, Mr. Griffith and Mr. Franklin discussed concepts of a framework for a potential transaction, including that Mr. Griffith and the executive leadership team of American Water would remain in their current roles in the combined company, and the combined company’s board of directors would be made up of members from the American Water board and the Essential board in approximate proportion to pro forma shareholder ownership. Mr. Griffith and Mr. Franklin also discussed that Mr. Franklin would have an executive board role for a period of time and that certain key executives from Essential would be retained in the combined company’s senior management team. Mr. Griffith indicated that he and Mr. Kurz would provide an update to the American Water board regarding his and Mr. Kurz’s recent discussions with Mr. Franklin at the American Water board’s July 30, 2025 regular meeting.

On July 30, 2025, the American Water board held a regular meeting, at which certain members of American Water management were present. During the executive session of the meeting, without other members of management or guests present, Mr. Griffith summarized for the American Water board his and Mr. Kurz’s recent discussions with Mr. Franklin. Mr. Griffith then provided an overview of his perspective as to the potential framework for and financial benefits of a potential transaction. The American Water board engaged in discussion with Mr. Griffth regarding the potential framework for and implications of a potential transaction, including potential benefits and risks of the transaction to American Water and its shareholders and other stakeholders, culture considerations, governance components and requirements, including the makeup of key management and board roles, the amount of a potential transaction premium for Essential shareholders, and the overall structure of and anticipated timing for a potential transaction. The American Water board also discussed post-closing governance related to a potential transaction and was supportive of the concept that Mr. Griffith should continue as the president and chief executive officer and Mr. Kurz should continue as the board chair of the combined company.

Mr. Griffth also discussed with the American Water board certain transaction considerations, including due diligence, and proposed next steps. Following discussion, the American Water board instructed Mr. Griffith to continue his discussions with Mr. Franklin regarding a potential transaction.

On July 30, 2025, the Essential board held a meeting, at which certain members of Essential management were present. Representatives of Gibson Dunn also attended portions of the meeting. Representatives of Gibson Dunn led the Essential board in a review and discussion of its fiduciary duties generally as well as certain legal considerations in connection with the Essential board’s evaluation of potential strategic alternatives. Essential management then led a strategic discussion of, among other items, Essential’s historical financial performance and current five-year plan and potential strategic alternatives for Essential to enhance shareholder value. This discussion included consideration of a potential strategic transaction with American Water, among other potential strategic actions, and related action items to advance the consideration of a potential transaction with American Water. After this discussion, the Essential board instructed Mr. Franklin to continue discussions with American Water regarding a potential transaction.

On August 5, 2025, Mr. Griffith and Mr. Franklin met for dinner to continue their prior discussions regarding a potential transaction. During their dinner, Mr. Griffith described the discussions that he had with the American Water board and explained that it had instructed Mr. Griffith to continue his discussions with Mr. Franklin. Mr. Franklin also described his discussions with the Essential board and that it had instructed Mr. Franklin to continue his discussions with Mr. Griffith. Mr. Griffith and Mr. Franklin further discussed the mutual benefits that a potential transaction would have to American Water and Essential and their respective shareholders. In addition, Mr. Griffith and Mr. Franklin discussed the potential post-closing governance structure and key leadership roles in the combined company, including senior leadership roles for Daniel J. Schuller, Essential’s Executive Vice President and Chief Financial Officer, and Colleen M. Arnold, Essential’s President of its Aqua division. Mr. Griffith proposed that the board of the combined company be composed of ten members from American Water and four members from Essential. Mr. Griffith and Mr. Franklin also discussed the transaction structure as an all-stock, fixed exchange ratio merger with a potential premium in the range of 10% for Essential shareholders. In addition, Mr. Griffith and Mr. Franklin discussed regulatory matters, potential transaction timing, and considerations involving Essential’s natural gas operations.

Following Mr. Griffith’s dinner with Mr. Franklin, in early August 2025, American Water management contacted Skadden, American Water’s legal counsel with respect to this potential transaction, and informed Skadden of Mr. Franklin’s and Mr. Kurz’s discussion with Mr. Franklin regarding a potential transaction. American Water management requested that Skadden begin drafting a term sheet with respect to a potential transaction that reflected details that Mr. Griffith and Mr. Franklin had discussed in their prior conversations, including the anticipated timing of signing a definitive agreement, governance of the combined company, structure of the potential transaction, and the fixed exchange ratio mechanism for the all-stock merger consideration.

On August 20, 2025, Mr. Griffith and Mr. Franklin met for dinner to continue their prior discussions regarding a potential transaction. During their meeting, Mr. Griffith and Mr. Franklin discussed their continued belief in the mutual benefits of a potential transaction to American Water and Essential and their respective shareholders, and governance of the combined company, including board composition and a proposal to have Mr. Franklin transition from his role as Chairman, President and Chief Executive Officer of Essential to the role of Executive Vice Chair of the board of directors of the combined company and his potential leadership duties and responsibilities in such role. Mr. Griffith and Mr. Franklin also discussed having the all-stock consideration reflect a premium of 10% for Essential shareholders. Mr. Griffith and Mr. Franklin also discussed the potential timeline for announcing a potential transaction.

On August 21, 2025, the Essential board held a special meeting, at which certain members of Essential management were present. During the meeting, Essential management reviewed potential strategic alternatives available to Essential, including the potential transaction with American Water, and Essential’s current five-year plan. The Essential board then engaged in a discussion regarding the potential transaction, its potential benefits, and related risks and challenges. Following this discussion, the Essential board instructed Essential management to continue discussions with American Water regarding the potential transaction.

Following the Essential board meeting, also on August 21, 2025, Mr. Franklin and Mr. Kurz had a call to discuss the business rationale for a potential transaction and board governance of the combined company.

On August 24, 2025, Mr. Griffith and Mr. Franklin had a call and discussed key governance terms for a potential transaction, including composition of the board of directors of the combined company, including the role of the Executive Vice Chair and executive roles. Mr. Franklin proposed a board composition of ten members from American Water and five members from Essential. In addition, Mr. Franklin confirmed his and Mr. Griffith’s mutual understanding with respect to creating senior management roles for Mr. Schuller and Ms. Arnold. After the discussion, Mr. Griffith and Mr. Franklin agreed as a next step that each would update his respective company’s board of directors and that American Water and Essential would execute a mutual confidentiality agreement in order to facilitate the exchange of non-public information by both parties so that they could further explore whether a potential transaction would be in the best interests of each company and its respective shareholders.

Later in the day, on August 24, 2025, Mr. Franklin sent Mr. Griffith an email containing a proposal regarding the post-closing governance matters that they discussed, including the composition of the board of directors of the combined company, Mr. Franklin’s responsibilities and compensation if he were to transition from his role as Chairman, President and Chief Executive Officer of Essential to the role of Executive Vice Chair of the board of directors of the combined company, and senior management roles for Mr. Schuller and Ms. Arnold.

On August 25, 2025, American Water and Essential entered into a mutual confidentiality agreement to share certain non-public information about their respective businesses. The confidentiality agreement included, among other things, customary confidentiality and non-disclosure obligations for a two-year period, a non-solicitation of employees covenant with a one-year period, a one-year standstill period with customary fall-aways, and the ability to make confidential proposals regarding a potential transaction.

On August 27, 2025, Mr. Griffith and Mr. Franklin had a call and continued their discussion of key governance terms of the combined company in a potential transaction. During their discussion, Mr. Griffith and Mr. Franklin achieved conceptual alignment as to their views of the role of the Executive Vice Chair of the board of directors of the combined company, the composition of the board of directors of the combined company, roles for Mr. Schuller and Ms. Arnold, and post-closing commitments.

On August 28, 2025, Stacy A. Mitchell, Executive Vice President and General Counsel of American Water, and Christopher P. Luning, Executive Vice President and General Counsel of Essential, held an introductory call to discuss the potential transaction, including the due diligence process.

Also on August 28, 2025, the American Water board held a special meeting, at which certain members of American Water management were present. Representatives of BofA Securities and Skadden also attended portions of this meeting. During the meeting, the American Water board engaged in discussion with members of American Water management regarding the potential transaction, including recent interactions between Mr. Griffith and Mr. Franklin and their discussions following the July 30, 2025 American Water board meeting, an overview of Essential’s business, governance terms for the combined company, regulatory considerations, the proposed timeline to sign a definitive agreement and close the potential transaction, key diligence areas and an update on the diligence process, and next steps. Members of American Water management also reviewed with the American Water board the proposed draft of the transaction term sheet and discussed federal and state regulatory considerations and approvals for the potential transaction. During the same meeting, representatives of BofA Securities presented on key financial, economic, market, public market, and structuring considerations and the rationale for a potential transaction. In addition, representatives of Skadden discussed certain legal and regulatory matters relating to a potential transaction and reminded the American Water board of its fiduciary and other duties in connection with a potential transaction.

At the conclusion of the meeting, the American Water board directed American Water management to continue discussions regarding a potential transaction, including to coordinate with Essential management regarding the diligence process.

On August 29, 2025, David M. Bowler, Executive Vice President and Chief Financial Officer of American Water, and Mr. Schuller held an introductory call to discuss the potential transaction, including the due diligence process.

On September 2, 2025, representatives of Moelis and members of Essential management held a call to discuss Essential’s five-year planning process, Essential’s business and financial performance, and the due diligence process for a potential transaction.

Also on September 2, 2025, members of American Water management, members of Essential management and representatives of their respective advisors, including Skadden, BofA Securities, Gibson Dunn, and Moelis, held a call to begin the diligence process in connection with a potential transaction. During the call, the parties discussed the timeline to begin and complete diligence, key diligence focus areas, and which parties would be responsible for certain diligence workstreams. Thereafter, members of American Water management, members of Essential management and representatives of their respective advisors, including Skadden, BofA Securities, Gibson Dunn, and Moelis, generally held calls on a weekly basis to discuss the diligence process and key outstanding diligence items, as well as other key workstreams and allocations of responsibility with respect to such workstreams.

At the direction of the Essential board, in early September 2025, Essential management began negotiating the terms of an engagement letter with Moelis in connection with Moelis’ services with respect to the potential transaction.

On September 4, 2025, Skadden (on behalf of American Water) sent a draft term sheet to Gibson Dunn, which addressed the key terms covered in the email sent by Mr. Franklin to Mr. Griffith on August 24, 2025, including American Water common stock as merger consideration, contemplating an exchange ratio that would reflect a 10% premium to the trading price of shares of Essential common stock, the timeline to sign a definitive agreement, the role of the Executive Vice Chair of the board of directors of the combined company, the composition of the board of directors of the combined company, representation of Mr. Schuller and Ms. Arnold in the senior management of the combined company, and post-closing commitments.

Between September 5, 2025 and September 9, 2025, Mr. Griffith and Mr. Franklin held multiple calls to discuss the September 4, 2025 draft term sheet, the regulatory approval process for the potential transaction, and certain governance items.

On September 9, 2025, and after discussions with other members of Essential management and Essential’s advisors, Mr. Franklin sent Mr. Griffith an email responding to the September 4, 2025 draft term sheet, including with respect to board composition and roles, roles and responsibilities of the Executive Vice Chair of the board of directors of the combined company and compensation arrangements with respect to certain members of Essential management.

On September 10, 2025, members of American Water management, members of Essential management, and representatives of their respective advisors, including BofA Securities and Moelis, held a meeting to discuss diligence matters. During the meeting, members of Essential management discussed Essential’s historical and projected growth, Essential’s rate base growth, employee matters, regulatory matters, tax matters, Essential’s capital plan, and Essential’s natural gas business.

On September 12, 2025, Mr. Griffith and Mr. Franklin held a call to continue their prior discussions on a potential transaction and discussed certain merger agreement terms, continuing roles for certain members of Essential management in the combined company, potential timeline for executing the merger agreement, regulatory considerations, and Essential’s natural gas business.

Also on September 12, 2025, the Essential board held a special meeting, at which certain members of Essential management were present. During the meeting, Mr. Franklin reviewed the meetings and conversations that had taken place with American Water regarding the potential transaction since the prior Essential board meeting. Mr. Franklin described the weekly meetings he recently had with Mr. Griffith. The Essential board then reviewed and discussed, among other things, the proposed terms set forth in the draft term sheet, the proposed economic terms of the possible transaction, the status and proposed approach to due diligence, the anticipated timing of a potential transaction and certain key terms proposed to be included in the merger agreement, certain post-closing integration matters, including the proposed role for Mr. Franklin in the combined company, and various social commitment items (including the location of the corporate headquarters and operation centers for the combined company). Essential management discussed key topics from the due diligence meeting held between American Water and Essential and the scope of potential regulatory approvals required for the potential transaction. The Essential board instructed Essential management to continue discussions with American Water regarding the potential transaction.

On September 16, 2025, each of American Water and Essential opened an electronic data room in which certain information about each party was provided for review and subsequently provided data room access to certain of each party’s management team and advisors. After the opening of the electronic data rooms, American Water, Essential, and their respective advisors engaged in preliminary due diligence of the other party. Over the following days, each of American Water and Essential began the process of uploading additional information to the electronic data room.

On September 18, 2025, members of American Water management, members of Essential management, and representatives of their respective advisors, including BofA Securities and Moelis, held a meeting to discuss diligence matters. During the meeting, members of American Water management discussed American Water’s five-year plan, key business drivers, key regulatory matters, financial modeling and budgeting process, acquisition history and performance, tax matters, and various aspects of American Water’s business. Thereafter, American Water, Essential, and their respective advisors began regular communications and meetings to discuss key diligence updates and the diligence workstream.

On September 19, 2025, Mr. Griffith and Mr. Franklin held a call to continue their prior discussions on a potential transaction and discussed the diligence process, management integration planning, and transaction announcement coordination.

On September 22, 2025, Mr. Kurz and Mr. Franklin held a call to discuss the status of discussions for the potential transaction and strategic alignment between American Water and Essential.

On September 23, 2025, representatives of BofA Securities provided a customary written relationship conflicts disclosure letter to American Water via Skadden. The conflicts disclosure letter included, among other things, information regarding the nature of BofA Securities’ engagements with each of American Water and Essential, and the amount of revenue BofA Securities received from American Water and Essential in connection with these engagements during the prior two years.

On September 24, 2025, members of American Water management, members of Essential management, and representatives of their respective advisors, held a meeting to discuss diligence matters in connection with the operations of Aqua Pennsylvania. During the meeting, members of Essential management discussed the capital investment program for Aqua Pennsylvania.

On September 25, 2025, members of Essential management and its advisors discussed with members of American Water management and its advisors certain diligence matters regarding the operations of Peoples Gas, Essential’s natural gas business. Also on September 25, 2025, Skadden (on behalf of American Water) provided the initial draft of the merger agreement and an exhibit detailing post-closing governance matters to Gibson Dunn for Gibson Dunn’s and Essential’s review and comment.

On September 26, 2025, Mr. Griffith and Mr. Franklin held a call to continue their prior discussions on a potential transaction and discussed the diligence process, regulatory considerations, and management integration. In addition, on September 26, 2025, members of American Water management, including Ms. Mitchell, and members of Essential management, including Mr. Luning, held a call to discuss certain legal matters, including each company’s organizational structure, legal due diligence and legal compliance matters and policies, and historical and the status of current litigation matters involving each company.

On September 29, 2025, the Essential board held a special meeting, at which certain members of Essential management were present. During the meeting, Mr. Franklin reviewed the status of a potential transaction with American Water, including due diligence efforts to date and recent discussions between Mr. Griffith and Mr. Franklin. Essential management then led the Essential board in a discussion regarding the draft merger agreement received from American Water and key terms, including, among others, the proposed “no shop” and “fiduciary out” provisions, the proposed obligations of the parties regarding regulatory approvals, and the potential remedies and consequences if regulatory approvals were not obtained. The Essential board discussed the potential impact of the potential transaction with American Water on Essential’s employees and the potential timeline from signing of a merger agreement until closing.

On September 30, 2025, the American Water board held a regular meeting, at which certain members of American Water management were present. Representatives of BofA Securities and Skadden also attended portions of this meeting. During the meeting, the American Water board engaged in discussion with members of American Water management regarding the potential transaction, including discussing recent developments since the August 28, 2025 American Water special board meeting, due diligence updates, and an overview of regulatory matters, considerations, and strategy, including the impact on ongoing and future rate case filings. During the same meeting, representatives of BofA Securities presented certain key market and financial analyses and discussed various considerations for a potential transaction, including impacts to American Water’s future growth opportunities and prospects and the public market response and reaction to a potential transaction. In addition, representatives of Skadden discussed certain legal and regulatory matters relating to the proposed transaction process, including the status of key terms in the draft merger agreement, and reminded the American Water board of its fiduciary and other duties in connection with a potential transaction. At the conclusion of the meeting, the American Water board directed American Water management to continue discussions, evaluation, and diligence regarding a potential transaction, including to negotiate the terms of the draft merger agreement.

In early October 2025, American Water management began negotiating the terms of an engagement letter with BofA Securities in connection with BofA Securities’ services with respect to the potential transaction.

On October 6, 2025, as part of the diligence process for the potential transaction, members of Essential management shared Essential’s updated five-year plan, which was previously approved by the Essential board, with members of American Water management.

On October 7, 2025, Gibson Dunn (on behalf of Essential) sent a revised draft of the merger agreement to Skadden. Among other changes, Gibson Dunn’s revised draft of the merger agreement included changes to covenants applicable to regulatory matters, employee matters, and the operation of the business between signing and closing, changes to the definition of burdensome effect, and a decrease in the termination fee amounts from 3.5% to 2.5% of the relevant party’s equity value. Gibson Dunn also proposed that the parties discuss a regulatory reverse termination fee.

On October 9, 2025, members of American Water management, including Ms. Mitchell, and members of Essential management, including Mr. Luning, held a call to discuss certain legal matters, including legal due diligence, outstanding high-priority diligence matters, and regulatory matters.

Also on October 9, 2025, Mr. Griffith and Mr. Franklin held a call to discuss the potential transaction, including required regulatory approvals and the exchange ratio for the potential transaction, and Essential’s gas operations.

On October 10, 2025, representatives of Skadden and representatives of Gibson Dunn had a call to discuss key proposed changes in Gibson Dunn’s October 7, 2025 draft of the merger agreement. During the call, Skadden and Gibson Dunn discussed various proposed changes in the draft merger agreement, including the definition of burdensome effect, the amount of the termination fees, matters related to Essential employees and their compensation, covenants applicable to the operation of the businesses during the interim period and certain post-closing commitments.

Also on October 10, 2025, and again on October 14, 2025, representatives from each of Skadden and Gibson Dunn discussed certain regulatory matters in connection with the potential transaction.

On October 13, 2025, the Essential board held a meeting, at which certain members of Essential management were present. Representatives of Gibson Dunn also attended portions of the meeting. During the meeting, Mr. Franklin reviewed the status of the potential transaction with American Water. Essential management then led the Essential board in a discussion of the regulatory approvals that would be required in the potential transaction with American Water, the potential risks associated therewith and the potential remedies and consequences if such approvals were not obtained. Essential management also reviewed Essential’s five-year plan for 2026 through 2030. Representatives of Gibson Dunn reviewed the status of the merger agreement negotiations, including the proposed “no shop” and “fiduciary out” provisions. Mr. Franklin discussed his most recent exchanges with Mr. Griffith, including key topics concerning the benefits of the potential transaction to each party’s shareholders, customers and employees. The Essential board then met in executive session, and representatives of Gibson Dunn discussed with the Essential board the key terms of the merger agreement and certain social and governance aspects of the proposed transaction, including Mr. Franklin’s proposed role and compensation following the closing of the potential transaction. The Essential board instructed Essential management to continue discussions with American Water regarding the potential transaction.

On October 15, 2025, representatives of Skadden and representatives of Gibson Dunn had a call to discuss a workplan for progressing the various workstreams that would need to be completed prior to American Water and Essential signing a definitive agreement.

Later in the day on October 15, 2025, Skadden sent a revised draft of the merger agreement to Gibson Dunn. Skadden’s revised draft of the merger agreement included, among other things, modifications to provisions related to the covenants applicable to regulatory matters, continuing Essential employees, the operation of the businesses during the interim period, and the specified debt agreements, the definition of burdensome effect, and the amount of the termination fees.

On October 16, 2025, members of American Water management, members of Essential management, and representatives of their respective advisors, held a meeting to discuss each company’s five-year plan.

On October 18, 2025 and October 19, 2025, Skadden and Gibson Dunn exchanged revised drafts of the merger agreement. The revised drafts of the merger agreement included, among other things, modifications to provisions related to the covenants applicable to the operation of the businesses during the interim period, continuing Essential employees, and the specified debt agreements, the definition of burdensome effect, post-closing commitments, and the amount of the termination fees. The revised draft of the merger agreement that Skadden sent to Gibson Dunn on October 19, 2025 also accepted the proposed termination fee amounts of 3.0% of the equity value of each party from the October 18 draft that Gibson Dunn sent to Skadden.

Also on October 19, 2025, Skadden sent Gibson Dunn an initial draft of the American Water disclosure schedule. Over the following days, Skadden and Gibson Dunn exchanged revised drafts of the American Water disclosure schedule. Also on October 19, 2025, representatives of Skadden sent Gibson Dunn an exhibit detailing post-closing executive officer matters. In addition, on October 19, 2025, representatives of BofA Securities and Moelis had a call to discuss the calculation of the exchange ratio.

During the week of October 20, 2025, Mr. Griffith and Mr. Franklin held several calls to discuss the exchange ratio and other key considerations for the potential transaction, including the definition of burdensome effect in the merger agreement.

On October 20, 2025, Ms. Mitchell and Mr. Luning had a call to discuss outstanding high-priority diligence matters and employee matters.

On October 20 and October 21, 2025, members of American Water management, including Ms. Mitchell, and members of Essential management, including Mr. Luning, met to discuss certain legal matters, including the organizational structures of each company and outstanding high-priority diligence matters. Ms. Mitchell and Mr. Luning also reviewed certain books and records of Essential and American Water, respectively.

On October 21, 2025 and October 22, 2025, Gibson Dunn and Skadden exchanged revised drafts of the merger agreement. The revised drafts of the merger agreement included, among other things, modifications to provisions related to the covenants applicable to the operation of the businesses during the interim period, continuing Essential employees, and the specified debt agreements and the definition of burdensome effect.

Later in the day on October 21, 2025, representatives of Skadden and representatives of Gibson Dunn had a call to discuss key changes in Gibson Dunn’s October 21, 2025 draft of the merger agreement. During the call, Skadden and Gibson Dunn discussed the definition of burdensome effect, matters related to continuing Essential employees, and post-closing commitments.

On October 22, 2025, Gibson Dunn sent Skadden an initial draft of the Essential disclosure schedule. Over the following days, Skadden and Gibson Dunn exchanged revised drafts of the Essential disclosure schedule. Also on October 22, 2025, Skadden sent Gibson Dunn drafts of the post-closing organizational documents of the combined company.

On October 22, 2025, representatives of Skadden and representatives of Gibson Dunn had a call to discuss certain outstanding matters in the draft merger agreement. Thereafter, until the merger agreement was executed, representatives of both American Water and Essential and their respective advisors, including Skadden and Gibson Dunn, met to discuss and negotiate the remaining open points in the merger agreement and disclosure schedules.

On October 23, 2025, representatives of BofA Securities provided an updated conflicts disclosure letter to American Water via Skadden. On the same day, BofA Securities and American Water executed an engagement letter in connection with BofA Securities’ services with respect to the potential transaction and delivery of a fairness opinion.

Also on October 23, 2025, Skadden and Gibson Dunn exchanged revised drafts of the merger agreement. The following day, on October 24, 2025, Skadden sent a revised draft of the merger agreement to Gibson Dunn. The key open items in Skadden’s revised draft of the merger agreement related to the covenants applicable to the continuing Essential employees and the specified debt agreements. In addition, over the next few days, Ms. Mitchell and Mr. Luning had multiple calls to discuss employee matters, including post-closing severance benefits for non-continuing Essential employees.

Also on October 23, 2025, representatives of Moelis provided a customary written relationship conflicts disclosure letter to Essential. The conflicts disclosure letter included, among other things, information regarding the nature of Moelis’ previous engagement with Essential, and the amount of revenue Moelis received from Essential in connection with this engagement. The conflicts disclosure letter confirmed that during the period covered by the letter Moelis had not been engaged by, and had not received fees from, American Water.

During the morning of October 24, 2025, the Essential board held a special meeting, at which certain members of Essential management were present. Representatives of Moelis and Gibson Dunn also attended portions of the meeting. During the meeting, members of Essential management led the Essential board through a financial review of Essential’s standalone prospects and strategic plan, including a review of the five-year plan. Essential management then discussed with the Essential board key findings from its due diligence review of American Water. Representatives of Moelis provided Moelis’ preliminary financial analysis for a potential transaction with American Water, including a review of various methodologies used by Moelis in conducting its preliminary financial analysis. Representatives of Gibson Dunn reviewed with the Essential board their fiduciary duties and certain legal considerations in connection with evaluating a potential merger transaction. They then discussed the key terms of the merger agreement, and certain information sharing guidelines while the transaction is pending regulatory approvals. The Essential board then discussed the anticipated regulatory approval timeline and potential risks associated with such approvals and internal and external communications plans following the announcement of the potential transaction, as well as Essential’s plans for communicating with its shareholders. After discussion, the Essential board adjourned the meeting until October 26, 2025.

During the afternoon of October 24, 2025, the American Water board held a special meeting, at which certain members of American Water management were present. Representatives of BofA Securities and Skadden also attended portions of this meeting. During the meeting, the American Water board engaged in discussion with members of American Water management regarding the potential transaction, including discussing recent developments since the September 30, 2025 American Water board meeting, due diligence updates, an overview of regulatory matters and strategy, and a potential communications roll-out should the American Water board approve the potential transaction. During the meeting, representatives of BofA Securities discussed key market considerations and BofA Securities’ financial analysis for a potential transaction. Representatives of BofA Securities also discussed the implied premium based on the agreed-upon exchange ratio of 0.305 shares of

American Water common stock for each share of Essential common stock. In addition, representatives of Skadden discussed certain legal matters relating to the potential transaction, including the key open matters in the draft merger agreement, and reminded the American Water board of its fiduciary and other duties in connection with a potential transaction. Following BofA Securities’ representatives’ departure from the meeting and a discussion with representatives of Skadden, the American Water board then determined that none of the matters set forth in the BofA Securities’ updated conflicts disclosure letter would limit BofA Securities’ ability to fulfill its responsibilities as American Water’s financial advisor in connection with the potential transaction. After returning to the meeting, representatives of BofA Securities delivered to the American Water board the oral opinion of BofA Securities, which was confirmed by delivery of a written opinion dated October 24, 2025, to the effect that, as of the date of such opinion and based on and subject to the factors and assumptions set forth in the written opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to American Water.

Following discussion and the American Water board’s consideration of the foregoing, including as to the matters described in “The Merger—American Water Board’s Recommendations and Its Reasons for the Merger” beginning on page 67, by unanimous vote of all directors then present, the American Water board authorized, adopted, and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger and the share issuance, and determined that the merger agreement and such contemplated transactions, including the merger and the share issuance, are advisable, fair to, and in the best interests of American Water and its shareholders, and the American Water board unanimously recommended that American Water shareholders approve the share issuance proposal.

On October 25, 2025, Gibson Dunn sent a revised draft of the merger agreement to Skadden.

On October 25, 2025, Moelis and Essential executed an engagement letter in connection with Moelis’ services with respect to the potential transaction and delivery of a fairness opinion.

On October 26, 2025, the Essential board reconvened its prior meeting virtually, at which certain members of Essential management were present. Representatives of Moelis and Gibson Dunn also attended portions of the meeting. At the request of the Essential board, representatives of Moelis reviewed with the Essential board its financial analysis of the exchange ratio and delivered to the Essential board an oral opinion, confirmed by delivery of a written opinion dated October 26, 2025, to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth in its written opinion, the exchange ratio was fair from a financial point of view to the holders of Essential common stock. Representatives of Gibson Dunn led the Essential board in an updated review of the merger agreement, noting the resolution of certain open maters since the Essential board’s prior meeting and highlighting the ancillary documentation. Following discussion, and the Essential board’s consideration of the foregoing, including as to the matters described in “The Merger—Essential Board’s Recommendations and Its Reasons for the Merger” beginning on page 70, the Essential board authorized, adopted, and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and determined that the merger agreement and such contemplated transactions, including the merger, are advisable, fair to, and in the best interests of Essential and its shareholders, and the Essential board unanimously recommends that Essential shareholders approve the merger proposal.

Following approval of the merger agreement and the merger by the Essential board, during the afternoon on October 26, 2025, American Water and Essential and their respective representatives finalized the merger agreement and ancillary transaction documents, and American Water, Merger Sub, and Essential executed the merger agreement.

On the morning of October 27, 2025, prior to the opening of trading on the NYSE, American Water and Essential issued a joint press release announcing their entry into the merger agreement. Later that morning, American Water and Essential held a joint investor call to discuss the transaction.

American Water Board’s Recommendations and Its Reasons for the Merger

At a meeting on October 24, 2025, by unanimous vote of all directors then present, the American Water board (i) authorized, adopted, and approved the merger agreement and the completion of the transactions contemplated thereby and determined that the merger agreement and such contemplated transactions, including the merger and the share issuance, are advisable, fair to, and in the best interests of American Water and its shareholders, (ii) directed that the share issuance proposal and the American Water adjournment proposal be submitted to the American Water shareholders for approval at the American Water special meeting, and (iii) recommended that the American Water shareholders vote “FOR” the share issuance proposal and “FOR” the American Water adjournment proposal.

In evaluating the merger agreement and the transactions contemplated thereby, including the merger and the share issuance, the American Water board consulted with American Water’s management and independent legal and financial advisors and considered a variety of benefits and factors that weighed positively in favor of the transactions contemplated by the merger agreement, including, but not limited to, the following (which are presented in no particular order and are not exhaustive):

•

the combination of American Water and Essential would create a leading regulated U.S. water and wastewater utility company serving more than 4.7 million water and wastewater customer connections across 17 states;

•

the belief that American Water and Essential share similar strategic objectives and that the combined company would continue to focus on safety and be well-positioned to improve safety through technological advances;

•

the expectation that the merger would give rise to potential efficiencies, driven by, among other things, a more efficient regulated platform with improved ability to serve customers and pass along economies of scale and operational efficiency benefits to customers;

•

the merger is expected to be accretive to American Water’s earnings per share in the first year following the completion of the merger, and the combined company expects to maintain American Water’s 7-9% earnings per share and dividend growth targets immediately following the effective time;

•

the belief that the merger will strengthen the combined company’s commitment to the communities it serves by enabling the combined company to be able to better maintain an average customer water bill that is affordable;

•

American Water and Essential had a combined rate base of $33.5 billion as of December 31, 2024, and the combined company would be expected to continue to maintain its overall rate base growth on a combined basis;

•

the merger is expected to improve the combined company’s access to capital and enhance the combined company’s credit through scale, reduced cash flow seasonality, and diversification of regulatory exposure; moreover, the combined company would be expected to have greater access to high-quality capital allocation opportunities;

•

the exchange ratio is fixed and will not change based on fluctuations in the trading prices of American Water common stock or Essential common stock, or changes in the business performance or financial results of American Water or Essential, which creates certainty as to the number of shares of American Water common stock to be issued in the merger;

•	recent and historical market prices, volatility, and trading information for American Water common stock and Essential common stock;

•

the expectation that the use of all-stock consideration will help support a reasonable leverage ratio for the combined company, with an estimated debt-to-consolidated capitalization ratio (as calculated for purposes of American Water’s revolving credit facility) of 0.537 to 1.000 by the second year following completion of the merger, allowing the combined company to pursue additional value enhancing opportunities as appropriate;

•

the oral opinion of BofA Securities, which was confirmed by delivery of a written opinion dated October 24, 2025, to the American Water board to the effect that, as of the date of such opinion and based on and subject to the factors and assumptions set forth in such opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to American Water, as more fully described in “The Merger—Opinion of American Water’s Financial Advisor” beginning on page 80;

•

the requirement that the share issuance proposal would be subject to the approval of American Water shareholders, and that American Water shareholders would have the opportunity to evaluate the merger and vote on the share issuance proposal at the American Water special meeting;

•

the obligations imposed on Essential under the merger agreement to use its reasonable best efforts to obtain the required regulatory approvals, as more fully described in “The Merger Agreement—Efforts Related to Consents and Approvals of Governmental Entities” beginning on page 137;

•	the likelihood and anticipated timing of completing the merger in light of the nature and scope of the conditions to completion;

•

the belief that, although the completion of the merger is subject to the required regulatory approvals, the parties will be able to obtain all required regulatory approvals without a burdensome effect on their respective businesses, and if a burdensome effect is imposed in connection with obtaining the required regulatory approvals, American Water would have the right not to complete the merger;

•

the belief that the end date (as it may be extended) under the merger agreement, after which American Water or Essential, subject to certain exceptions, may terminate the merger agreement if the closing of the merger has not occurred, provides the parties with sufficient time to obtain all required regulatory approvals and satisfy the other conditions to closing;

•

the possibility that Essential may be required to pay American Water a termination fee of $370 million under certain circumstances following a termination of the merger agreement, including if the merger agreement is terminated due to the Essential board changing its recommendation that Essential shareholders vote “FOR” the merger agreement proposal, as described in “The Merger Agreement—Effect of Termination” beginning on page 143;

•	the fact that the merger agreement provides for reasonable restrictions on the operations of Essential’s business prior to completion of the merger;

•

each of the 10 members of the American Water board as of immediately prior to the effective time will serve as members of the combined company’s board of directors following the effective time, until the earlier of his or her resignation or removal;

•

the President and Chief Executive Officer of American Water (Mr. Griffith, or the individual serving in such position immediately prior to the effective time) will continue to serve in such position following the effective time;

•

the Board Chair with respect to the American Water board (Mr. Kurz, or the individual serving in such position immediately prior to the effective time) will continue to serve in such position following the effective time;

•

each of the individuals serving in executive vice president and senior executive positions of American Water who report to the Chief Executive Officer of American Water immediately prior to the effective time will continue in such positions following the effective time, until the earlier of such individual’s resignation or removal;

•	American Water will retain its current name and maintain its headquarters and principal corporate offices in Camden, New Jersey;

•

based on American Water’s closing stock price on October 24, 2025, the American Water shareholders immediately prior to the merger will own approximately 69% of the outstanding American Water common stock on a fully diluted basis immediately following the merger;

•	the combined company will broaden employment opportunities for American Water’s employees;

•	the merger will add three new states (North Carolina, Ohio and Texas) as platforms for future growth for the combined company; and

•

the summary of the due diligence findings reported to the American Water board, which diligence efforts were conducted by American Water management and its outside advisors in respect of Essential’s business.

The American Water board also considered potential risks, uncertainties, and other factors that weighed negatively against the transactions contemplated by the merger agreement, including, but not limited to, the following (which are presented in no particular order and are not exhaustive):

•

the exchange ratio is fixed and will not change based on changes in the trading prices of American Water common stock or Essential common stock or changes in the business performance or financial results of American Water or Essential, and, accordingly, if the value of Essential’s businesses declines relative to the value of American Water’s businesses prior to completion of the merger, the ownership percentage of the current Essential shareholders in the combined company may exceed Essential’s relative contribution to the combined company;

•	the share issuance to holders of Essential common stock will result in dilution to the existing shares of American Water common stock;

•	Essential’s financial performance may not meet American Water’s expectations;

•

the risk that American Water’s management’s time and attention and American Water’s other resources may be diverted from the operation of American Water’s businesses, including other strategic opportunities and operational matters, while American Water is working toward the completion of the merger;

•

the possibility that completion of the merger, which is subject to certain conditions, as more fully described in “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 140, may not occur or may be delayed for reasons that are beyond the control of American Water or Essential, and the impact that such failure or delay would have on American Water;

•

one or more applicable governmental entities may not grant the required regulatory approvals or may seek to impose unfavorable terms or conditions on the required regulatory approvals, thereby requiring American Water to agree to substantial concessions or remedies to meet its obligations under the merger agreement if such terms or conditions would not have a burdensome effect;

•

obtaining the required regulatory approvals may take a significant period of time, and the pendency of the merger during the regulatory approval process may preclude American Water from pursuing other strategic opportunities or may result in unfavorable outcomes for American Water in rate cases in the states where American Water has made, or intends to make, a filing with an applicable PSC or other regulator;

•

the possibility that American Water may be required to pay Essential a termination fee of $835 million under certain circumstances following termination of the merger agreement, including if the merger agreement is terminated due to the American Water board changing its recommendation that American Water shareholders vote “FOR” the share issuance proposal, as more fully described in “The Merger Agreement—Effect of Termination” beginning on page 143;

•

the merger agreement does not preclude a third party from making an unsolicited competing proposal to Essential and that, although the merger agreement prohibits Essential from soliciting a transaction from a third party to acquire all or a significant part of Essential, Essential may provide information to, and enter into discussions or negotiations with, a third party regarding such an acquisition, in certain circumstances as further described in “The Merger Agreement—No Solicitation by American Water or Essential” beginning on page 133;

•

the fact that Essential engages in some lines of business that are different than the lines of business that American Water currently engages in, and the merger will broaden the mix of services that American Water currently offers;

•

completion of the merger is subject to American Water shareholders approving the share issuance proposal and Essential shareholders approving the merger agreement proposal, and the risk that one or both of such approvals may not be obtained;

•

the merger agreement imposes certain restrictions on American Water’s operations until completion of the merger, as more fully described in “The Merger Agreement—Conduct of Business Prior to the Effective Time—Conduct of American Water’s Business” beginning on page 130;

•

certain of American Water’s current directors and executive officers have interests in the merger that may be different from, or in addition to, those of American Water shareholders generally, as more fully described in “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of American Water Directors and Executive Officers in the Merger” beginning on page 104;

•

American Water and Essential will incur substantial costs and expenses in connection with the transactions contemplated by the merger agreement, including, among others, legal, financial advisory, and accountants’ fees; and

•	the risks of the type and nature described under “Risk Factors” beginning on page 35 and the matters described under “Cautionary Note Regarding Forward-Looking Statements” beginning on page 33.

The American Water board believes that, overall, the potential benefits and factors that weighed positively in favor of the transactions contemplated by the merger agreement to American Water shareholders outweigh the risks, uncertainties, and factors weighing negatively against the transactions contemplated by the merger agreement.

THE AMERICAN WATER BOARD UNANIMOUSLY RECOMMENDS THAT AMERICAN WATER SHAREHOLDERS VOTE “FOR” THE SHARE ISSUANCE PROPOSAL AND “FOR” THE AMERICAN WATER ADJOURNMENT PROPOSAL.

Essential Board’s Recommendations and Its Reasons for the Merger

The Essential board, at a meeting held on October 26, 2025, unanimously (i) determined that it is advisable, fair to, and in the best interests of Essential and its shareholders to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement, including the merger, (ii) approved, adopted, and declared advisable the merger agreement, and (iii) directed that the merger agreement proposal, the merger-related compensation proposal, and the Essential adjournment proposal be submitted to the Essential shareholders for approval at the Essential special meeting. The Essential board unanimously recommends that Essential shareholders vote “FOR” the merger agreement proposal, “FOR” the merger-related compensation proposal, and “FOR” the Essential adjournment proposal.

In reaching its decision, the Essential board consulted with Essential management and independent legal and financial advisors and considered a variety of factors with respect to the merger and the other transactions contemplated by the merger agreement, including the following (which are presented below in no particular order and are not exhaustive):

•

the combination of Essential and American Water would create a leading regulated U.S. water and wastewater utility company serving more than 4.7 million water and wastewater customer connections across 17 states;

•	the merger is expected to be accretive to American Water’s earnings per share in the first year following the closing, and the combined company expects to maintain American Water’s 7-9%

earnings per share and dividend growth targets post-closing, as well as potential cost synergies, driven by, among other things, a more efficient regulated platform with improved ability to serve customers and pass along economies of scale and operational efficiency benefits to customers;

•

Essential and American Water had a combined rate base of $33.5 billion as of December 31, 2024, and the combined company would be expected to continue to maintain its overall rate base growth on a combined basis;

•

the merger consideration to be received by Essential shareholders values Essential common stock at $43.18 per share based on American Water’s closing price on October 24, 2025 (the last trading day prior to public announcement of the execution of the merger agreement), which represents a highly attractive valuation relative to the standalone prospects of Essential and the recent and historic trading prices, trading multiples, and analyst price targets for Essential common stock, including the fact that the implied per share merger consideration represented, as of October 24, 2025, an approximately 10% premium based on the average of the daily volume weighted average closing price per share of each company’s common stock over the 60-trading day period ending on that date;

•

based on American Water’s closing stock price on October 24, 2025, Essential shareholders immediately prior to the transaction would hold approximately 31% of the common stock of the combined company on a fully diluted basis immediately following completion of the merger, providing Essential shareholders with meaningful participation in any potential growth in the earnings and cash flows of the combined company and any potential synergies from the transaction, and in any potential future appreciation in the value of the combined company shares following the merger;

•

the expectation that the use of all-stock consideration will help support a reasonable leverage ratio for the combined company, with an estimated debt-to-consolidated capitalization ratio (as calculated for purposes of American Water’s revolving credit facility) of 0.537 to 1.000 by the second year following completion of the merger, allowing the combined company to pursue additional value enhancing opportunities as appropriate;

•

the belief that Essential and American Water share similar cultures and strategic objectives and that the combined company would continue to focus on safety and be well-positioned to improve safety through technological advances;

•

the fact that the exchange ratio is fixed and will not fluctuate based upon changes in the market price of Essential or American Water common stock during the interim period, which the Essential board believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction, and therefore the value of the merger consideration to be received by the Essential shareholders will increase in the event that the share price of American Water common stock increases prior to the completion of the merger;

•

the increase in the merger consideration that Essential was able to negotiate and the Essential board’s conclusion that the merger consideration reflected the best value that American Water would be willing to provide;

•

the financial analyses of Moelis, as reviewed and discussed with the Essential board, as well as the opinion of Moelis to the effect that, as of October 26, 2025, and, based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in Moelis’ written opinion, the exchange ratio was fair from a financial point of view to the holders of Essential common stock, as more fully described below in “The Merger—Opinion of Essential’s Financial Advisor” beginning on page 90;

•

the Essential board’s knowledge, familiarity, and understanding with Essential’s business, results of operations, financial and market position, prospects and expectations concerning the operating environment and Essential’s future earnings and prospects on a standalone basis, including Essential’s standalone strategic plan and the risks and uncertainties associated with such plan, including the forecasts described in “The Merger—Certain Unaudited Prospective Financial Information” beginning on page 75, which include inherent risks and uncertainties and may not be achieved;

•

the understanding of the Essential board of the current and prospective environment in which Essential and American Water operate, including economic conditions, tariffs, the competitive landscape in the utility industry, the current and prospective regulatory environment, and the challenges facing Essential as an independent company, including the difficulty Essential and the industry has had, and risks continuing to have, in achieving significant growth on a standalone basis and the likely effect of these factors on Essential both with and without the merger;

•

the combined company would have the scale, balance sheet strength, financial flexibility, and free cash flow to fund future growth and improved ability to access the capital markets on more favorable terms than available to Essential as an independent company, which would allow the combined company to be more competitive in capturing strategic opportunities;

•

the possible alternatives to the merger, including, in addition to remaining an independent company, entering into a strategic transaction with another party, and the timing and likelihood of obtaining any required regulatory approvals and consummating any such strategic transaction, all of which alternatives the Essential board evaluated and determined were less favorable to Essential’s shareholders than the merger, given the potential benefits, risks and uncertainties associated with those alternatives;

•	the reverse due diligence conducted by Essential management and Essential’s outside advisors in respect of American Water’s business;

•

five Essential directors, including Christopher H. Franklin, the current Chairman of the Essential board and President and Chief Executive Officer of Essential, would join the American Water board following the effective time, with Mr. Franklin to be Executive Vice Chair of the American Water board, thereby providing Essential with meaningful representation on the combined company’s board of directors and helping to ensure that the combined company has the opportunity to benefit from the insights and experience of members of the Essential board. For additional information regarding the terms of Mr. Franklin’s go-forward employment with American Water, see “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Essential Directors and Executive Officers in the Merger—New Management Arrangements” beginning on page 109;

•

the merger agreement provides for the establishment of an integration planning committee consisting of members of Essential and American Water senior management to seek to achieve the realization of synergies, operating efficiencies and other benefits expected to be realized as a result of the merger;

•

the assessment of the Essential board, after considering the advice of regulatory counsel, regarding the likelihood of obtaining HSR clearance and the required state regulatory approvals, including taking into account the obligations imposed on American Water under the merger agreement to use its reasonable best efforts to obtain the regulatory approvals, as described in greater detail in “The Merger Agreement—Efforts Related to Consents and Approvals of Governmental Entities” beginning on page 137;

•

the post-closing commitments made by American Water in the merger agreement, including to (i) maintain Essential’s office complex located in Bryn Mawr, Pennsylvania for a period of five years immediately following the effective time and the headquarters and principal corporate offices for Essential’s natural gas business in Pittsburgh, Pennsylvania, in accordance with Essential’s settlement with the Pennsylvania Public Utility Commission in connection with the acquisition of the natural gas business, as described in greater detail in “The Merger Agreement—Headquarters and Operations of American Water” beginning on page 138, and (ii) provide community development and charitable contributions within Essential’s utility services areas for two years following the effective time consistent with levels historically provided by Essential, and thereafter consistent with American Water’s levels of contributions within its utility service areas, as described in greater detail in “The

Merger Agreement—Community Development and Charitable Contributions” beginning on page 138, all of which Essential anticipated would be favorably received by the applicable PSCs and therefore increase the likelihood of completing the merger;

•	the likelihood and anticipated timing of completing the merger in light of the nature and scope of the conditions to closing;

•

the merger would be subject to the approval of Essential’s shareholders, and that shareholders would be free to evaluate the merger and vote for or against the merger agreement proposal at the Essential special meeting;

•	the terms of the merger agreement were informed by the advice and professional experience of Essential’s advisors and were the result of robust negotiations;

•

under the merger agreement, Essential will be permitted to continue to pay its regular quarterly cash dividends consistent with past practices and subject to limits referenced in the merger agreement pending completion of the merger;

•	Essential’s ability, pursuant to the merger agreement, to seek specific performance to prevent breaches of the merger agreement and to enforce specifically the terms of the merger agreement;

•

the fact that the merger agreement provides that, in the event of a failure of the merger to be completed under certain circumstances, American Water will pay Essential a termination fee of $835 million, without having to establish any damages;

•

under the merger agreement, Essential will still be able to consider and respond to unsolicited competing proposals, engage in discussions or negotiations regarding such proposals and terminate the merger agreement to accept a superior proposal under certain circumstances;

•

the Essential board’s ability, under certain circumstances, to change, withhold, withdraw, qualify, or modify its recommendation that Essential’s shareholders vote to approve the merger agreement proposal; and

•

the merger is intended to qualify as a “reorganization” for U.S. federal income tax purposes in which Essential’s shareholders generally would not recognize gain or loss upon their exchange of Essential common stock in the merger.

The Essential board also considered potential risks, uncertainties, and other factors weighing negatively against the merger and the other transactions contemplated by the merger agreement. The Essential board concluded that the anticipated benefits of the merger were likely to outweigh these risks substantially. These potential risks include the following (which are presented below in no particular order and are not exhaustive):

•

the possibility that the merger or the other transactions contemplated by the merger agreement may not be completed, or that their completion may be delayed for reasons that are beyond the control of Essential or American Water, including the failure of Essential shareholders to approve the merger agreement proposal, the failure of the American Water shareholders to approve the share issuance proposal, or the failure of Essential or American Water to satisfy other requirements that are conditions to closing the merger, and the impact that such failure or delay would have on Essential;

•

the risk that federal and/or state regulatory entities may not approve the merger or may impose terms and conditions on its approval, which terms and conditions may adversely affect the business and financial results of the combined company and its ability to realize the expected benefits of the transaction or which terms and conditions may result in a condition to the closing of the merger set forth in the merger agreement failing to be satisfied;

•

the risk that the pendency of the merger or failure to complete the merger could adversely affect the operations of Essential and its subsidiaries and the relationships of Essential and its subsidiaries with their respective employees (including making it more difficult to attract and retain key personnel), customers, suppliers, vendors, regulators and others with whom they have business dealings, including as a result of the expected time period for satisfying the conditions to the closing of the merger and the risk of potential delays in satisfying such conditions beyond the anticipated time frames;

•

the exchange ratio is fixed and will not fluctuate based upon changes in the market price of Essential or American Water common stock during the interim period, and therefore Essential will be exposed to any adverse development in American Water’s business, operations, financial condition, earnings, and prospects, and the value of the merger consideration payable to Essential shareholders will decrease in the event that the market price of American Water common stock decreases prior to completion of the merger;

•

the significant effort and cost involved in connection with negotiating the merger agreement and completing the merger (including certain costs and expenses if the merger is not completed), and the substantial time, attention, and effort of Essential management required to complete the merger and the potential further disruptions to Essential’s day-to-day operations during the pendency of the merger;

•

the restrictions under the terms of the merger agreement on the conduct of Essential’s business prior to the completion of the merger, which may have a material adverse effect on Essential’s ability to respond to changing market and business conditions or delay or prevent Essential from undertaking strategic and other business opportunities that might arise or certain other actions it might otherwise take or forgo from taking with respect to Essential’s operations pending completion of the merger, including in light of the expected time frame for completing the merger;

•

the amount of time it could take to complete the regulatory approval processes, and the possible diversion of Essential management’s attention from Essential’s ongoing business given the substantial time and effort necessary to obtain these approvals and complete the merger and to plan for the integration of the operations of Essential and American Water;

•

the fact that the merger agreement precludes Essential from soliciting competing proposals, imposes restrictions on Essential’s ability to respond to unsolicited competing proposals in certain circumstance and requires Essential to pay to American Water a termination fee of $370 million if the merger agreement is terminated and Essential accepts a superior proposal, which could discourage other third parties from making an unsolicited competing proposal to acquire Essential;

•

the possibility that Essential may be required to pay American Water a termination fee of $370 million under certain circumstances following termination of the merger agreement, including if the merger agreement is terminated due to an adverse recommendation change by the Essential board, as described in “The Merger Agreement—Effect of Termination” beginning on page 143;

•	the merger is conditioned on the approval by American Water’s shareholders of the share issuance proposal and the risk that American Water shareholders may not approve the share issuance proposal;

•

the merger agreement does not preclude a third party from making an unsolicited competing proposal to American Water and that, although the merger agreement prohibits American Water from soliciting a transaction from a third party to acquire all or a significant part of American Water, American Water may provide information to, and enter into discussions or negotiations with, a third party regarding such an acquisition, in certain circumstances as further described in “The Merger Agreement—No Solicitation by American Water or Essential” beginning on page 133;

•

the challenges inherent in the combination of two businesses of the size and complexity of Essential and American Water, including the risk that integration of the two companies may take more time and be more costly than anticipated, the risk of not being able to realize all of the anticipated cost savings and other synergies and the risk that other anticipated benefits might not be realized, including the merger being accretive to American Water’s earnings per share in the first year following the closing;

•	the potential for litigation by shareholders in connection with the merger, which, even where lacking in merit, could nonetheless result in delays, distraction, and expense;

•

the fact that if the merger is not completed, Essential will be required to pay its own expenses associated with the merger agreement, and if the merger is completed, the combined company will bear the cost of the expenses of American Water and Essential;

•

the fact that certain of Essential’s directors and executive officers have interests in the merger that may be different from, or in addition to, those of Essential shareholders generally, as more fully described under the caption “ —Interests of Directors and Executive Officers in the Merger—Interests of Essential Directors and Executive Officers in the Merger” beginning on page 105; and

•	the risks of the type and nature described under “Risk Factors” beginning on page 35 and the matters described under “Cautionary Note Regarding Forward-Looking Statements” beginning on page 33.

The foregoing discussion of certain factors considered by the Essential board is intended to be illustrative, and is not exhaustive, but includes many of the material reasons and factors considered by the Essential board in reaching its conclusions and recommendations in relation to the merger agreement and the transactions contemplated thereby, including the merger. The Essential board collectively reached the decision to unanimously approve the merger agreement in light of the factors described above and other factors that the Essential board believed were appropriate. In view of the wide variety of factors considered by the Essential board in connection with its evaluation of the merger and the complexity of these matters, the Essential board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Essential board. Rather, the Essential board considered all these factors as a whole, including through its discussions with Essential management and independent financial and legal advisors, and made its recommendation based on the totality of information presented to it and the investigation conducted by it. In considering the factors discussed above, individual members of the Essential board may have given different weights to different factors.

For the reasons set forth above, the Essential board unanimously (i) determined that it is advisable, fair to, and in the best interests of Essential and its shareholders to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement, including the merger, (ii) approved, adopted, and declared advisable the merger agreement, and (iii) directed that the merger agreement proposal, the merger-related compensation proposal, and the Essential adjournment proposal be submitted to the Essential shareholders for approval at the Essential special meeting.

In considering the recommendation of the Essential board, you should be aware that certain directors and executive officers of Essential may have interests in the merger that are different from, or in addition to, interests of shareholders of Essential generally. The Essential board was aware of these interests and considered them when evaluating and negotiating the merger agreement and the transactions contemplated thereby (including the merger), and in recommending to the shareholders of Essential that they vote in favor of the merger agreement proposal, the merger-related compensation proposal, and the Essential adjournment proposal.

It should be noted that this explanation of the reasoning of the Essential board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Note Regarding Forward-Looking Statements” beginning on page 33.

Certain Unaudited Prospective Financial Information

Although American Water and Essential may individually issue limited guidance to investors concerning expected financial performance, neither American Water nor Essential publicly discloses detailed financial projections due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates and the inherent difficulty of accurately predicting future results. However, in connection with the consideration of the merger, and at the direction of the American Water board and Essential board, as applicable,

American Water and Essential provided to each other and to their respective financial advisors certain non-public unaudited prospective financial information which each of American Water and Essential management prepared for its respective boards of directors in connection with the applicable company’s annual strategic planning and budgeting processes and which their respective financial advisors were directed to use and rely upon for purposes of their respective financial analyses and opinions. See “The Merger—Opinion of American Water’s Financial Advisor” beginning on page 80 and “The Merger—Opinion of Essential’s Financial Advisor” beginning on page 90.

Although the unaudited prospective financial information is presented with numerical specificity, it was based on numerous estimates, variables, and assumptions regarding future events that are inherently uncertain and are beyond the control of American Water and Essential. American Water and Essential management, as applicable, believed that the estimates, variables, and assumptions used were reasonable at the time the applicable projections were prepared, taking into account the relevant information available to such party at that time. However, the unaudited prospective financial information should not be taken as statements of fact and should not be relied upon as indicative of actual future results. The unaudited prospective financial information is subject to many risks and uncertainties, including, but not limited to, those relating to American Water’s and Essential’s businesses, regulatory decisions and the regulatory environment, industry performance and market conditions, interest rates and financing activities, competition, general business and financial conditions, and other factors described under “Cautionary Note Regarding Forward-Looking Statements” beginning on page 33, and “Risk Factors” beginning on page 35. Further, the unaudited prospective financial information does not account for any circumstances or events occurring after the applicable date it was prepared, including revised prospects for American Water’s or Essential’s business, changes in general business or economic conditions, or any other transaction or event that has occurred, that may occur, or that was not anticipated at the time the unaudited prospective financial information was prepared. The unaudited prospective financial information also does not take into account the merger, including any costs incurred in connection with the merger, or any changes to the combined company’s operations or strategy that may be implemented after the effective time.

As a result, none of American Water, Essential, or their respective affiliates, directors, officers, employees, or other representatives can provide any assurance or has made or is making any representation to anyone that the results reflected in the unaudited prospective financial information will be achieved or that actual results will not differ materially, and none of them undertake any obligation to update or otherwise revise or reconcile the unaudited prospective financial information to reflect circumstances existing after the applicable date the unaudited prospective financial information was prepared or to reflect the occurrence of future events, even to the extent any or all of the underlying estimates, variables, and assumptions prove to be different. The unaudited prospective financial information covers multiple years, and such information by its nature becomes less predictive with each successive year. As a result of the foregoing, and because the American Water special meeting and the Essential special meeting will be held months after the unaudited prospective financial information was prepared, shareholders are cautioned not to place undue reliance on the unaudited prospective financial information.

This unaudited prospective financial information was not prepared with a view toward public disclosure, or compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, or GAAP. The unaudited prospective financial information is included in this joint proxy statement/prospectus solely to give shareholders access to summaries of the information provided to each company’s financial advisor and board of directors for purposes of considering and evaluating the merger and the merger agreement. This unaudited prospective financial information is not included to influence shareholders with respect to any voting or investment decision regarding the merger, and it is not, and should not be viewed as, public guidance or targets.

The unaudited prospective financial information of American Water and Essential included in the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, has been prepared by, and is the responsibility of, American Water management and Essential management, respectively.

PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled, or applied agreed-upon procedures with respect to, any of the accompanying unaudited prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports incorporated by reference in the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, relate to American Water’s and Essential’s respective previously issued financial statements. Such reports do not extend to the unaudited prospective financial information and should not be read to do so.

Certain Unaudited Prospective Financial Information of American Water

American Water prepared certain non-public unaudited prospective financial information for the years ending December 31, 2025 through December 31, 2030 that reflects American Water management’s financial and business outlook for American Water on a standalone basis, which is referred to as the American Water projections. American Water management provided the American Water projections to the American Water board to assist it in its evaluation of the merger and to BofA Securities, and the American Water board directed BofA Securities to use and rely upon the American Water projections for purposes of its financial analyses and opinion. American Water also provided the American Water projections to Essential in connection with its due diligence. Essential provided the Essential board and Moelis with the American Water projections following receipt thereof from American Water, and the Essential board directed Moelis to use and rely upon the American Water projections for purposes of its financial analyses and opinion. The American Water projections depend, in large part, upon numerous estimates, variables, and assumptions regarding future events, including revenue and customer growth, weather, the ability to manage operation and maintenance expense, capital expenditures and recovery of costs through customer rates as permitted by applicable regulators.

The American Water projections are presented below:

American Water Projections
	Year Ending December 31,
(in millions)	2025E	2026E	2027E	2028E	2029E	2030E
Revenue	$5,126	$5,427	$5,938	$6,396	$7,117	$7,578
EBITDA (1)	$2,793	$3,087	$3,400	$3,776	$4,317	$4,734
Net income	$1,116	$1,213	$1,336	$1,445	$1,597	$1,759
Capital expenditures (2)	$3,205	$3,735	$3,825	$4,080	$4,079	$4,038
Unlevered free cash flow (3)	$205	$(1,398)	$(1,080)	$(1,030)	$(548)	$(238)

(1)	EBITDA, a non-GAAP financial measure, is calculated as earnings before interest, taxes, depreciation and amortization.
(2)	Includes investments to fund acquisitions in American Water’s Regulated Businesses.
(3)

Unlevered free cash flow, a non-GAAP financial measure, is EBITDA less tax-effected depreciation and amortization, plus depreciation and amortization, plus deferred taxes, less increases in net working capital, less capital expenditures, plus net proceeds from disposals and acquisitions. The amount indicated for 2025E represents unlevered free cash flow for the six months ending December 31, 2025, as American Water did not prepare unlevered free cash flow projections for the full year 2025E since only the six-month 2025 period was relevant for the discounted cash flow analysis, and includes $795 million of proceeds to be received from the amended secured seller note related to the sale of American Water’s former Homeowner Services Group business.

Certain Unaudited Prospective Financial Information of Essential

Essential prepared certain non-public unaudited prospective financial information for the years ending December 31, 2025 through December 31, 2030 that reflects Essential management’s financial and business outlook for Essential on a standalone basis, which is referred to as the Essential projections. Essential management provided the Essential projections to the Essential board to assist it in its evaluation of the merger and to Moelis, and the Essential board directed Moelis to use and rely upon the Essential projections for purposes of its financial analyses and fairness opinion. Essential also provided the Essential projections to American Water in connection with its due diligence. American Water provided the American Water board and BofA Securities with the Essential projections following receipt thereof from Essential, and the American Water board directed BofA Securities to use and rely upon the Essential projections for purposes of its financial analyses and opinion. The Essential projections depend, in large part, upon numerous estimates, variables, and assumptions regarding future events, including revenue and customer growth, weather, the ability to manage expenses, capital expenditures and recovery of costs through customer rates as permitted by applicable regulators.

The Essential projections are presented below:

Essential Projections (Consolidated)
	Year Ending December 31,

($ in millions)	2025E	2026E	2027E	2028E	2029E	2030E
Net revenue (1)	$2,042	$2,157	$2,356	$2,546	$2,759	$2,941
EBITDA	$1,336	$1,419	$1,583	$1,747	$1,910	$2,072
Net income (2)	$615	$670	$695	$749	$803	$857
Capital expenditures (3)	$1,499	$1,738	$1,805	$1,840	$1,809	$1,692

(1)   Net revenue is presented on a net basis, reflecting the pass-through of gas purchases.

(2)   Includes gains of sales from assets in 2026E and 2027E.

(3)   Includes data center investments in 2027E and 2028E.

Essential Projections (Water Segment)
	Year Ending December 31,

($ in millions)	2025E	2026E	2027E	2028E	2029E	2030E
Net revenue	$1,324	$1,412	$1,564	$1,653	$1,789	$1,868
EBITDA	$855	$902	$1,032	$1,096	$1,207	$1,266
Net income	$412	$389	$442	$467	$516	$516
Capital expenditures (1)	$847	$983	$928	$942	$970	$827

(1) Includes investments to fund acquisitions in Essential’s Water Segment in 2025E and 2026E.

Essential Projections (Gas Segment)
	Year Ending December 31,

($ in millions)	2025E	2026E	2027E	2028E	2029E	2030E
Net revenue (1)	$718	$746	$793	$893	$944	$1,022
EBITDA	$485	$515	$549	$637	$674	$738
Net income (2)	$260	$313	$299	$323	$331	$366
Capital expenditures	$652	$755	$802	$823	$839	$865

(1) Gas revenue is presented on a net basis, reflecting the pass-through of gas purchases. (2) Includes gains of sales from assets in 2026E and 2027E.

Unlevered Free Cash Flow

Moelis calculated unlevered free cash flow for each of Essential and American Water based on the Essential projections and the American Water projections, respectively, which calculations were approved by Essential management and authorized by the Essential board to be used and relied upon by Moelis for purposes of its financial analyses and fairness opinion. The following tables set forth the results of these calculations regarding Essential and American Water for the second half of 2025 and the years ending December 31, 2026 through December 31, 2030.

Essential Unlevered Free Cash Flow (Consolidated)
	Year Ending December 31,

($ in millions)	2H2025E	2026E	2027E	2028E	2029E	2030E
Unlevered free cash flow (1)	$(494)	$(391)	$(494)	$(404)	$(238)	$(11)

(1)   Unlevered free cash flow is a non-GAAP measure defined as EBITDA (i) less taxes, (ii) plus deferred income taxes, (iii) less capital expenditures, (iv) plus sale of assets (net proceeds), (v) less acquisitions and (vi) less change in working capital. The amount indicated for 2H2025E represents unlevered free cash flow for the six months ending December 31, 2025, since only the six-month 2025 period was relevant for the discounted cash flow analysis.

Essential Unlevered Free Cash Flow (Water Segment)
	Year Ending December 31,

($ in millions)	2H2025E	2026E	2027E	2028E	2029E	2030E
Unlevered free cash flow (1)	$(165)	$(178)	$(28)	$45	$116	$260

(1)   Unlevered free cash flow is a non-GAAP measure defined as EBITDA (i) less taxes, (ii) plus deferred income taxes, (iii) less capital expenditures, (iv) plus sale of assets (net proceeds), (v) less acquisitions and (vi) less change in working capital. The amount indicated for 2H2025E represents unlevered free cash flow for the six months ending December 31, 2025, since only the six-month 2025 period was relevant for the discounted cash flow analysis.

Essential Unlevered Free Cash Flow (Gas Segment)
	Year Ending December 31,

($ in millions)	2H2025E	2026E	2027E	2028E	2029E	2030E
Unlevered free cash flow (1)	$(194)	$(261)	$(418)	$(386)	$(353)	$(327)

(1)   Unlevered free cash flow is a non-GAAP measure defined as EBITDA (i) less taxes, (ii) plus deferred income taxes, (iii) less capital expenditures, (iv) plus sale of assets (net proceeds), (v) less acquisitions and (vi) less change in working capital. The amount indicated for 2H2025E represents unlevered free cash flow for the six months ending December 31, 2025, since only the six-month 2025 period was relevant for the discounted cash flow analysis.

American Water Unlevered Free Cash Flow
	Year Ending December 31,

($ in millions)	2H2025E	2026E	2027E	2028E	2029E	2030E
Unlevered free cash flow (1)	$(590)	$(1,398)	$(1,080)	$(1,030)	$(548)	$(238)

(1)   Unlevered free cash flow is a non-GAAP measure defined as EBITDA (i) less taxes, (ii) plus cost of removal accrual, (iii) plus deferred income taxes, (iv) less capital expenditures, (v) less acquisitions, (vi) less removal costs, (vii) less pension and non-pension benefit contributions and (viii) less change in working capital & other. The amount indicated for 2H2025E represents unlevered free cash flow for the six months ending December 31, 2025, as American Water did not prepare unlevered free cash flow projections for the full year 2025E since only the six-month 2025 period was relevant for the discounted cash flow analysis, and does not include $795 million of proceeds to be received from the amended secured seller note related to the sale of American Water’s former Homeowner Services Group business, which proceeds were reflected as part of the assumed capital structure of American Water.

Opinion of American Water’s Financial Advisor

American Water retained BofA Securities to act as a financial advisor to American Water in connection with the merger. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. American Water selected BofA Securities to act as a financial advisor to American Water in connection with the merger on the basis of BofA Securities’ experience in transactions similar to the merger, its reputation in the investment community and its familiarity with American Water and its business.

On October 24, 2025, at a meeting of the American Water board held to evaluate the merger, representatives of BofA Securities delivered to the American Water board the oral opinion of BofA Securities, which was confirmed by delivery of a written opinion, dated October 24, 2025, to the effect that, as of the date of such opinion and based on and subject to the factors and assumptions set forth in the written opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to American Water.

The full text of BofA Securities’ written opinion to the American Water board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. The following summary of BofA Securities’ opinion is qualified in its entirety by reference to the full text of the written opinion. BofA Securities delivered its opinion to the American Water board for the benefit and use of the American Water board (in its capacity as such) in connection with and for purposes of its evaluation of the merger. BofA Securities expressed no opinion or view as to any terms or other aspects or implications of the merger (other than the exchange ratio to the extent expressly specified in such opinion) and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to American Water or in which American Water might engage or as to the underlying business decision of American Water to proceed with or effect the merger. BofA Securities’ opinion does not constitute a recommendation as to how any shareholder should vote or act in connection with the merger or any related matter.

In connection with rendering its opinion, BofA Securities has, among other things:

(1)	reviewed certain publicly available business and financial information relating to Essential and American Water;

(2)

reviewed certain internal financial and operating information with respect to the business, operations, and prospects of Essential furnished to or discussed with BofA Securities by the management of Essential, including certain financial forecasts relating to Essential prepared by the management of Essential, which are referred to as the Essential forecasts;

(3)

reviewed certain internal financial and operating information with respect to the business, operations, and prospects of American Water furnished to or discussed with BofA Securities by the management of American Water, including certain financial forecasts relating to American Water prepared by the management of American Water, which are referred to as the American Water forecasts;

(4)

reviewed and discussed with members of senior management of American Water estimates of the amount and utilization of certain net operating losses and other tax attributes of Essential prepared by the management of American Water, which are referred to as the NOLs;

(5)

reviewed certain estimates as to the impact of incremental rate base investment and the amount and timing of temporary cost efficiencies, which are referred to, collectively, as the efficiencies, anticipated by the management of American Water to result from the merger;

(6)

discussed the past and current business, operations, financial condition, and prospects of Essential with members of senior managements of Essential and American Water, and discussed the past and current business, operations, financial condition, and prospects of American Water with members of senior management of American Water;

(7)	reviewed the potential pro forma financial impact of the merger on the future financial performance of American Water, including the potential effect on American Water’s estimated earnings per share;

(8)

reviewed the trading histories for Essential common stock and American Water common stock and a comparison of such trading histories with each other and with the trading histories of other companies BofA Securities deemed relevant;

(9)	compared certain financial and stock market information of Essential and American Water with similar information of other companies BofA Securities deemed relevant;

(10)	compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions BofA Securities deemed relevant;

(11)	reviewed the relative financial contributions of Essential and American Water to the future financial performance of the combined company on a pro forma basis;

(12)	reviewed a draft, dated October 21, 2025, of the merger agreement; and

(13)	performed such other analyses and studies and considered such other information and factors as BofA Securities deemed appropriate.

In arriving at its opinion, BofA Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with BofA Securities and relied upon the assurances of the managements of American Water and Essential that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect.

With respect to the Essential forecasts, BofA Securities was advised by Essential, and assumed that they were reasonably prepared on bases reflecting the best then-currently available estimates and good faith judgments of the management of Essential as to the future financial performance of Essential. With respect to the American Water forecasts, the efficiencies and the NOLs, BofA Securities assumed, at the direction of American Water, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of American Water as to the future financial performance of Essential and American Water and the other matters covered thereby. BofA Securities relied, at the direction of American Water, on the assessments of the management of American Water as to American Water’s ability to achieve the efficiencies and was advised by American Water, and assumed, that the efficiencies will be realized in the amounts and at the times projected. BofA Securities relied, at the direction of American Water, on the assessments of the management of American Water as to the ability of Essential to utilize the NOLs, and has been advised by American Water, and has assumed, at the direction of American Water, that such NOLs will be utilized in the amounts and at the times projected. BofA Securities was not made aware of or provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Essential, American Water, or any other entity, nor did it make any physical inspection of the properties or assets of Essential, American Water, or any other entity. BofA Securities did not evaluate the solvency or fair value of Essential, American Water, or any other entity under any state, federal, or other laws relating to bankruptcy, insolvency, or similar matters. BofA Securities assumed, at the direction of American Water, that the merger will be consummated in accordance with the terms set forth in the merger agreement, without waiver, modification, or amendment of any material term, condition, or agreement contemplated therein or thereby and that, in the course of obtaining the necessary governmental, regulatory, and other approvals, consents, releases, and waivers for the merger, no delay, limitation, restriction, or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Essential, American Water, any other entity, or the merger (including the contemplated benefits thereof). BofA Securities also assumed, at the direction of American Water, that the final executed merger agreement would not differ in any material respect from the draft merger agreement reviewed by it.

BofA Securities expressed no view or opinion as to any terms or other aspects or implications of the merger (other than the exchange ratio to the extent expressly specified herein), including, without limitation, the form or structure of the merger, or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the merger or otherwise. BofA Securities’ opinion is limited to the fairness, from a financial point of view, to American Water of the exchange ratio provided for in the merger and no opinion or view was expressed with respect to any consideration received in connection with the merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature, or any other aspect of any compensation to any of the officers, directors, or employees of any party to the merger, or class of such persons, relative to the exchange ratio. Furthermore, no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to American Water or in which American Water might engage or as to the underlying business decision of American Water to proceed with or effect the merger. In addition, BofA Securities did not express any view or opinion with respect to, and has relied, with the consent of American Water, upon the assessments of representatives of American Water regarding legal, regulatory, accounting, tax, and similar matters relating to American Water or Essential and the merger (including the contemplated benefits thereof) as to which BofA Securities understood that American Water obtained such advice as it deemed necessary from qualified professionals. BofA Securities did not express any opinion as to what the value of American Water common stock actually will be when issued or the prices at which American Water common stock or Essential common stock will trade at any time, including following announcement or consummation of the merger. In addition, BofA Securities expressed no opinion or recommendation as to how any shareholder should vote or act in connection with the merger or any related matter.

BofA Securities’ opinion was necessarily based on financial, economic, monetary, market, and other conditions and circumstances as in effect on, and the information made available to BofA Securities as of, the date of its opinion. It should be understood that subsequent developments may affect BofA Securities’ opinion, and BofA Securities does not have any obligation to update, revise, or reaffirm its opinion. The issuance of BofA Securities’ opinion was approved by a fairness opinion review committee of BofA Securities. Except as described in this summary, American Water imposed no other instructions or limitations on the investigations made or procedures followed by BofA Securities in rendering its opinion.

The discussion set forth below represents a brief summary of the material financial analyses presented by BofA Securities to the American Water board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Securities.

Summary of Material Company Financial Analyses of Essential

Selected Publicly Traded Companies Analysis

BofA Securities reviewed publicly available financial and stock market information for Essential and the following four publicly traded companies in the water utility industry and the following three publicly traded companies in the gas local distribution industry:

Water Utility Companies

•	American Water

•	American States Water Company

•	California Water Service Group

•	Middlesex Water Company

Gas Local Distribution Companies

•	Atmos Energy Corporation

•	Southwest Gas Holdings

•	One Gas, Inc.

BofA Securities reviewed, among other information, the closing share prices of each of the applicable selected companies on October 22, 2025, as a multiple of estimated earnings per share, which is referred to as EPS, in calendar year 2026 and in calendar year 2027, for the applicable company, which is referred to in this section as 2026E P/E multiples and 2027E P/E multiples, respectively. Financial data of the selected publicly traded companies and for Essential were based on public filings and publicly available Wall Street research analysts’ estimates as of October 22, 2025. The overall low to high 2026E P/E multiples and 2027E P/E multiples observed for the selected publicly traded companies in the water utility industry were 19.4x to 23.4x and 17.9x to 22.4x, respectively (with an average of 21.6x and 19.9x, respectively, and with a median of 21.9x and 19.7x, respectively). The overall low to high 2026E P/E multiples and 2027E P/E multiples observed for the selected publicly traded companies in the gas local distribution industry were 18.0x to 22.3x and 16.6x to 20.8x, respectively (with an average of 19.8x and 18.2x, respectively, and with a median of 19.1x and 17.1x, respectively). BofA Securities noted that the 2026E P/E multiples and 2027E P/E multiples observed for Essential were 18.8x and 17.3x, respectively, based on the closing price per share of Essential common stock on October 22, 2025.

Based on BofA Securities’ review of the 2026E P/E multiples and 2027E P/E multiples observed for the selected publicly traded companies and on its professional judgment and experience, BofA Securities calculated ranges of implied equity value per share reference ranges for Essential by applying (i) a 2026E P/E multiple reference range of 19.25x to 21.75x to the estimate of Essential’s calendar year 2026 recurring EPS and (ii) a 2027 P/E multiple reference range of 17.25x to 19.50x to the estimate of Essential’s calendar year 2027 recurring EPS, each as reflected in the Essential forecasts.

Additionally, BofA Securities performed a sum-of-the-parts selected publicly traded companies analysis for Essential by separately deriving approximate implied equity value per share reference ranges for Essential’s water utility segment and Essential’s gas local distribution segment. Based on BofA Securities’ review of 2026E P/E multiples and 2027E P/E multiples observed for the water utility companies and gas local distribution companies, and on its professional judgement and experience, BofA Securities calculated implied equity value per share reference ranges (i) for Essential’s water utility segment by applying a 2026E P/E multiple reference range of 19.50x to 23.25x to the estimate of Essential’s calendar year 2026 water utility segment-level recurring EPS (including illustrative allocated estimated corporate expenses) and (ii) for Essential’s gas local distribution segment by applying a 2026E P/E multiple reference range of 18.0x to 22.25x to the estimate of Essential’s calendar year 2026 gas local distribution segment-level recurring EPS (including illustrative allocated estimated corporate expenses), each as reflected in the Essential forecasts. BofA Securities then calculated an implied equity value per share reference range for Essential based on the combined range of such implied equity values.

This analysis indicated the following approximate implied equity value reference ranges per share of Essential common stock (rounded to the nearest $0.05), as compared to the implied value of the exchange ratio of $43.84 per share of Essential common stock (calculated as the exchange ratio of 0.305 multiplied by the closing price of American Water common stock on October 22, 2025, which is referred to as the Implied Exchange Ratio Value), and the closing price per share of Essential common stock as of October 22, 2025:

Implied Equity Value Reference Range Per Share			Implied Exchange Ratio Value	October 22, 2025 Closing Price Per Share of Essential Common Stock
2026E P/E	2027E P/E	2026E P/E SotP
$40.95 – $46.25	$40.10 – $45.35	$40.20 – $48.60	$43.84	$41.69

No selected publicly traded company used in this analysis is identical or directly comparable to Essential. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Essential was compared.

Selected Precedent Transactions Analysis

BofA Securities reviewed, to the extent publicly available, financial information relating to the following selected transactions involving publicly traded companies in the water utility industry or gas local distribution industry announced since 2010.

Water Utility Industry

Announcement Date	Acquiror	Target
March 3, 2010	Investor Group	SouthWest Water Company
July 26, 2018	PGGM	Suez
March 15, 2018	SJW Group	Connecticut Water
January 27, 2025	Aquarion Water Authority	Aquarion

Gas Local Distribution

Announcement Date	Acquiror	Target
October 23, 2018	Aqua America	Peoples
February 11, 2022	Ullico	Hope Gas
September 5, 2023	Enbridge	Dominion LDCs
October 30, 2023	Bernhard Capital Partners	Entergy LDC
February 20, 2024	Bernhard Capital Partners	CenterPoint LDCs
August 5, 2024	Bernhard Capital Partners	Emera LDC
November 18, 2024	NWN	SiEnergy
July 29, 2025	Spire	Piedmont TN Natural Gas
October 21, 2025	NFG	CenterPoint OH

BofA Securities reviewed the enterprise values implied for each target company based on the aggregate consideration payable in the selected transaction, as a multiple of each respective target company’s rate base as of the fiscal year preceding the year in which the applicable transaction was announced, which is referred to in this section as EV / Prior Year Rate Base multiples. Financial data relating to each of the selected transactions and target companies was based on publicly available information. The overall low to high EV / Prior Year Rate Base multiples observed for the target companies in the selected transactions in the water utility industry were 1.7x to 2.3x. The overall low to high EV / Prior Year Rate Base multiples observed for the target companies in the selected transactions in the gas local distribution industry were 1.4x to 2.0x.

Based on BofA Securities’ review of the EV / Prior Year Rate Base multiples for the selected transactions and on its professional judgment and experience, BofA Securities calculated a range of implied enterprise values reference ranges (i) for Essential’s water utility segment by applying an EV / Prior Year Rate Base multiple reference range of 1.7x to 2.3x to Essential’s rate base as of June 30, 2025 for the water utility segment and (ii) for Essential’s gas local distribution segment by applying a EV / Prior Year Rate Base multiple reference range of 1.4x to 2.0x to Essential’s rate base as of June 30, 2025 for the gas local distribution segment, each as reflected in the Essential forecasts. BofA Securities then calculated an implied enterprise value reference range for Essential based on the combined range of such implied enterprise values. BofA Securities then calculated an implied equity value per share reference range for Essential by deducting from this range of implied enterprise values an estimate of the net debt of Essential as of June 30, 2025, as reflected in Essential’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, as filed with the SEC on August 4, 2025, and dividing the results by a number of fully-diluted shares of Essential common stock outstanding as of October 20, 2025, as provided by the management of Essential.

This analysis indicated the following approximate implied equity value reference ranges per share of Essential common stock (rounded to the nearest $0.05), as compared to the Implied Exchange Ratio Value and the closing price per share of Essential common stock as of October 22, 2025:

Implied Equity Value Reference Range Per Share	Implied Exchange Ratio Value	October 22, 2025 Closing Price Per Share of Essential Common Stock
$38.00 – $62.60	$43.84	$41.69

No selected precedent transaction used in this analysis or the applicable target company is identical or directly comparable to Essential or the merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics, market conditions, and other factors that could affect the merger or other values of the companies or transactions to which Essential and the merger were compared.

Discounted Cash Flow Analysis

BofA Securities performed a discounted cash flow analysis of Essential to calculate a range of implied present values per share of Essential common stock utilizing estimates of the standalone, unlevered, after-tax free cash flows Essential was expected to generate over the period from June 30, 2025 through December 31, 2030 based on the Essential forecasts. BofA Securities calculated a terminal value for Essential by applying (i) a net income exit multiple range of 21.75x to 25.75x, based on BofA Securities’ professional judgment and experience, to an estimate of the terminal year recurring net income of Essential’s water utility segment, and (ii) a net income exit multiple range of 19.75x to 24.25x, based on BofA Securities’ professional judgment and experience, to an estimate of the terminal year recurring net income of Essential’s natural gas local distribution segment. The unlevered free cash flows, the terminal values, and the estimated benefits from Essential’s NOLs were discounted to June 30, 2025, utilizing mid-year discounting convention, and using discount rates ranging from 6.25% to 7.25%, which were based on an estimate of Essential’s weighted average cost of capital derived using the capital asset pricing model. BofA Securities then calculated an implied equity value per share reference range for Essential by deducting from this range of implied enterprise values an estimate of the net debt of Essential as of June 30, 2025, as reflected in Essential’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, as filed with the SEC on August 4, 2025, and dividing the results by a number of fully-diluted shares of Essential common stock outstanding as of October 20, 2025, as provided by the management of Essential.

This analysis indicated the following approximate implied equity value reference range per share of Essential common stock (rounded to the nearest $0.05), as compared to the Implied Exchange Ratio Value, and the closing price per share of Essential common stock as of October 22, 2025:

Implied Equity Value Reference Range Per Share	Implied Exchange Ratio Value	October 22, 2025 Closing Price Per Share of Essential Common Stock
$42.15 – $55.85	$43.84	$41.69

Other Factors

BofA Securities also noted certain additional factors that were not considered part of BofA Securities’ financial analyses with respect to its opinion but were referenced solely for informational purposes, including, among other things, the following:

52-Week Trading Range. BofA Securities reviewed the trading range of shares of Essential common stock for the 52-week period ended October 22, 2025, which was $33.49 to $41.93.

Wall Street Research Analysts Price Targets. BofA Securities reviewed publicly available equity research analyst price targets for the Essential common stock as of October 22, 2025, which indicated a range of $42.00 to $56.00 and a present value of $38.62 to $51.49 when discounted by one year at Essential’s estimated midpoint cost of equity of 8.75% derived using the capital asset pricing model.

Summary of Material Company Financial Analyses of American Water

Selected Publicly Traded Companies Analysis

Based on BofA Securities’ review of the 2026E P/E multiples and 2027E P/E multiples observed for the selected publicly traded companies, as described in the section entitled “—Summary of Material Company Financial Analyses of Essential—Selected Publicly Traded Companies Analysis” beginning on page 82, and on its professional judgment and experience, BofA Securities calculated ranges of implied equity value per share reference ranges for American Water by applying (i) a 2026E P/E multiple reference range of 20.25x to 23.75x to the estimate of American Water’s calendar year 2026 recurring EPS and (ii) a 2027 P/E multiple reference range of 18.25x to 21.50x to the estimate of American Water’s calendar year 2027 recurring EPS, each as reflected in the American Water forecasts.

This analysis indicated the following approximate implied equity value reference ranges per share (rounded to the nearest $0.05) of American Water common stock, as compared to the closing price per share of American Water common stock as of October 22, 2025:

Implied Equity Value Reference Range Per Share		October 22, 2025 Closing Price Per Share of American Water Common Stock
2026E P/E	2027E P/E
$122.90 – $144.15	$119.65 – $140.95	$143.73

No selected publicly traded company used in this analysis is identical or directly comparable to American Water. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which American Water was compared.

Discounted Cash Flow Analysis

BofA Securities performed a discounted cash flow analysis of American Water to calculate a range of implied present values per share of American Water common stock utilizing estimates of the standalone, unlevered, after-tax free cash flows American Water was expected to generate over the period from June 30, 2025 through December 31, 2030 based on the American Water forecasts. BofA Securities calculated a terminal value for American Water by applying a net income exit multiple range of 24.00x to 28.00x, based on BofA Securities’ professional judgment and experience, to an estimate of the terminal year recurring net income of American Water. The unlevered free cash flows and the terminal values were discounted to June 30, 2025, utilizing mid-year discounting convention, and using discount rates ranging from 6.63% to 7.63%, which were based on an estimate of American Water’s weighted average cost of capital derived using the capital asset pricing model.

BofA Securities then calculated an implied equity value per share reference range for American Water by deducting from this range of present values American Water’s net debt as of June 30, 2025, as reflected in American Water’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, as filed with the SEC on July 30, 2025, and dividing the result by the number of fully-diluted shares of American Water common stock outstanding as of October 20, 2025, as provided by the management of American Water.

This analysis indicated the following approximate implied equity value reference range per share for American Water (rounded to the nearest $0.05), as compared to the closing price per share of American Water common stock as of October 22, 2025:

Implied Equity Value Reference Range Per Share	October 22, 2025 Closing Price Per Share of American Water Common Stock
$137.95 – $176.40	$143.73

Other Factors

BofA Securities also noted certain additional factors that were not considered part of BofA Securities’ financial analyses with respect to its opinion but were referenced solely for informational purposes, including, among other things, the following:

52-Week Trading Range. BofA Securities reviewed the trading range of shares of American Water common stock for the 52-week period ended October 22, 2025, which was $121.01 to $151.96.

Wall Street Research Analysts Price Targets. BofA Securities reviewed publicly available equity research analyst price targets for shares of American Water common stock as of October 22, 2025 which indicated a range of $114.00 to $159.00 and a present value of $104.59 to $145.87 when discounted by one year at American Water’s estimated midpoint cost of equity of 9.0%.

Summary of Material Relative and Pro Forma Financial Analyses

Implied Exchange Ratio Analyses

Utilizing the implied equity value reference ranges for Essential and American Water described above under the captions “—Selected Publicly Traded Companies Analysis” and “—Discounted Cash Flow Analysis” (and, for informational purposes only and not as part of BofA Securities’ financial analyses with respect to its opinion, under “—52 Week Trading Range” and “—Wall Street Research Analysts Price Targets”) for each of Essential and American Water, as applicable, BofA Securities derived the implied exchange ratio by dividing the low end and the high end of the implied equity value reference range derived for Essential by the high end and low end of the implied equity value reference range derived for American Water, respectively, under each of the financial analyses described above. Utilizing this method, BofA Securities calculated the following approximate implied exchange ratio reference ranges:

Financial Analyses	Implied Exchange Ratio
Publicly Traded Companies Analysis (2026E P/E)	0.284x – 0.376x
Publicly Traded Companies Analysis (2027E P/E)	0.284x – 0.379x
Publicly Traded Companies Analysis (2026E SotP)(1)	0.279x – 0.395x
Discounted Cash Flow Analysis	0.239x – 0.405x
52-Week Trading Range (For Reference Only)	0.220x – 0.347x
Wall Street Research Analysts Price Targets (For Reference Only)	0.265x – 0.492x

(1)

Essential’s implied equity value reference ranges compared against the implied equity value reference ranges for American Water derived using 2026E P/E multiples, as described above under the caption “—Summary of Material Company Financial Analyses of American Water—Selected Publicly Traded Companies Analysis”

Has/Gets Analysis

BofA Securities performed a Has/Gets Analysis to calculate the theoretical change in value for holders of shares of American Water common stock resulting from the merger based on a comparison of (i) the pro forma ownership by holders of shares of American Water common stock after giving effect to the merger and (ii) the 100% ownership by holders of shares of American Water common stock on a stand-alone basis. For American Water on a stand-alone basis, BofA Securities used the implied reference range indicated in its discounted cash flow analysis described above under “—Summary of Material Company Financial Analyses of American Water—Discounted Cash Flow Analysis.” BofA Securities then performed the same analysis by calculating the range of implied per share equity values allocable to holders of shares of American Water common stock on a pro forma basis, giving effect to the merger, by assuming approximately 69.5% pro forma ownership, based on an estimate of the number of shares of American Water common stock to be issued to holders of shares of Essential common stock in the merger, utilizing the results of the standalone discounted cash flow analyses for Essential and American Water described above under “—Summary of Material Company Financial Analyses of Essential—Discounted Cash Flow Analysis” and under “—Summary of Material Company Financial Analyses of American Water—Discounted Cash Flow Analysis,” and taking into account the efficiencies and estimated transaction expenses, as provided by the management of American Water. BofA Securities calculated the present value of the efficiencies as of December 31, 2023 by using a midpoint discount rate range of 6.25% to 7.25%. BofA Securities then compared these implied per share equity value reference ranges to the implied per share equity value reference ranges derived for American Water on a standalone basis utilizing the results of the standalone discounted cash flow analysis for American Water described above.

This analysis indicated approximate implied pro forma per share equity value reference ranges (rounded to the nearest $0.05) for American Water on a standalone basis of $137.95 – $176.40 and on a pro forma basis of $152.45 – $164.95.

Miscellaneous

As noted above, the discussion set forth above represents a brief summary of the material financial analyses presented by BofA Securities to the American Water board in connection with its opinion and is not a comprehensive description of all analyses undertaken or factors considered by BofA Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Securities believes that its analyses summarized above must be considered as a whole. BofA Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of American Water. The estimates of the future performance of American Water and Essential in or underlying BofA Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Securities’ analyses. These analyses were prepared solely as part of BofA Securities’ analysis of the fairness, from a financial point of view, to American Water of the exchange ratio provided for in the merger and were provided to the American Water board in connection with the delivery of BofA Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Securities’ view of the actual values of American Water or American Water common stock, or Essential or Essential common stock.

The type and amount of consideration payable in the merger was determined through negotiations between American Water and Essential, rather than by any financial advisor, and was approved by the American Water board. The decision to enter into the merger agreement was that of the American Water board. As described above, BofA Securities’ opinion and analyses were only one of many factors considered by the American Water board in its evaluation of the merger and should not be viewed as determinative of the views of the American Water board, American Water’s management or any other party with respect to the merger or the exchange ratio.

American Water has agreed to pay BofA Securities for its services in connection with the merger an aggregate fee of $45 million, $2.5 million of which was payable upon delivery of BofA Securities’ opinion and the remainder of which is payable contingent upon consummation of the merger. In addition, American Water has agreed to reimburse certain of BofA Securities’ expenses arising, and to indemnify BofA Securities against certain liabilities that may arise, out of BofA Securities’ engagement.

BofA Securities and its affiliates comprise a full-service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Securities and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make, or hold long or short positions, finance positions, or trade or otherwise effect transactions in equity, debt, or other securities or financial instruments (including derivatives, bank loans, or other obligations) of American Water, Essential, and certain of their respective affiliates.

BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking, and other financial services to American Water and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial advisor to American Water in connection with a sale transaction, (ii) having acted or acting as a book-running manager, bookrunner, and/or underwriter for certain debt and equity offerings of American Water and/or an affiliate thereof, (iii) having acted or acting as a dealer for a commercial paper program of American Water and/or an affiliate thereof, (iv) having acted or acting as a bookrunner, arranger, and/or document agent for, and/or as a lender under, certain letters of credit, credit facilities, and other credit arrangements of American Water and/or certain of its affiliates, (v) having provided or providing certain derivatives and other trading services to American Water and/or certain of its affiliates, and (vi) having provided or providing certain treasury management products and services to American Water and/or certain of its affiliates. From October 1, 2023 through September 30, 2025, BofA Securities and its affiliates derived aggregate revenues from American Water and certain of its affiliates of approximately $6 million for investment and corporate banking services.

In addition, BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Essential and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a manager, bookrunner, sales agent, forward seller, forward purchaser, and/or underwriter for certain debt and equity offerings of Essential, (ii) having acted or acting as a dealer for a commercial paper program of Essential, and (iii) having acted or acting as a bookrunner, arranger, and/or syndication agent for, and/or as a lender under, certain term loans, letters of credit, credit facilities, and other credit arrangements of Essential and/or certain of its affiliates. From October 1, 2023 through September 30, 2025, BofA Securities and its affiliates derived aggregate revenues from Essential and certain of its affiliates of approximately $3 million for investment and corporate banking services.

As of the date of its opinion, BofA Securities and its affiliates were working with Essential and its affiliates on one or more investment and corporate banking matters unrelated to the merger and BofA Securities believes, based on the information available to it as of the date of its opinion, that the aggregate revenues BofA Securities and its affiliates will derive from Essential and its affiliates for those concurrent investment and corporate banking services will be less than the fee payable to BofA Securities for its services in connection with the merger. In addition, in the ordinary course of its respective businesses, BofA Securities and its affiliates (including members of BofA Securities’ deal team working with American Water on the merger) has pitched, is currently pitching, and/or will continue to pitch, additional investment and corporate banking services unrelated to the merger to Essential and its affiliates, but how much, if any, additional investment and corporate banking business and revenues will result from those efforts is subject to numerous factors beyond the control of BofA Securities and its affiliates.

As of the close of trading on October 24, 2025, the date of BofA Securities’ opinion, BofA Securities and its affiliates held on a non-fiduciary basis (i) shares of American Water common stock having a market value of approximately $50 million as of such date, representing less than 0.5% of the outstanding shares of American Water common stock as of such date and (ii) shares of Essential common stock having a market value of approximately $20 million as of such date, representing less than 0.5% of the outstanding shares of Essential common stock as of such date.

Mr. Griffith, President and Chief Executive Officer of American Water, is a former Managing Director in BofA Securities’ Mergers and Acquisitions Group.

Opinion of Essential’s Financial Advisor

At the meeting of the Essential board on October 26, 2025 to evaluate and approve the merger agreement and transactions contemplated by the merger agreement, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated October 26, 2025, addressed to the Essential board, to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the exchange ratio was fair from a financial point of view to the holders of Essential common stock.

The full text of Moelis’ written opinion dated October 26, 2025, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the Essential board (solely in its capacity as such) in its evaluation of the merger. Moelis’ opinion is limited solely to the fairness from a financial point of view of the exchange ratio to the holders of Essential common stock, and does not address Essential’s underlying business decision to effect the merger or the relative merits of the merger as compared to any alternative business strategies or transactions that might be available to Essential. Moelis’ opinion does not constitute a recommendation as to how any holder of securities of Essential or American Water should vote or act with respect to the merger or any other matter.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information, including publicly available research analysts’ financial forecasts, relating to Essential and American Water;

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Essential furnished to Moelis by Essential, including financial forecasts provided to or discussed with Moelis by the management of Essential (described in “—Certain Unaudited Prospective Financial Information—Certain Unaudited Prospective Financial Information of Essential” beginning on page 77 and referred to in this section as the “Essential Financial Projections”);

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of American Water furnished to Moelis by American Water, including financial forecasts provided to or discussed with Moelis by the management of American Water (described in “—Certain Unaudited Prospective Financial Information—Certain Unaudited Prospective Financial Information of American Water” beginning on page 77 and referred to in this section as the “American Water Financial Projections”);

•	reviewed information regarding the capitalization of Essential and American Water furnished to Moelis by Essential and American Water, respectively;

•

conducted discussions with members of the senior management and representatives of Essential and American Water concerning the information described in the foregoing four bullets, as well as the businesses and prospects of Essential and American Water generally;

•	reviewed the reported prices and trading activity for Essential common stock and American Water common stock;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•	reviewed the financial terms of certain other transactions that Moelis deemed relevant;

•	reviewed the execution version of the merger agreement;

•	participated in certain discussions and negotiations among representatives of Essential and American Water and their advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its analysis and opinion, Moelis, at the direction of the Essential board, relied on the information supplied to, discussed with or reviewed by it for purposes of its opinion being complete and accurate in all material respects. Moelis did not independently verify any such information (or assume any responsibility for the independent verification of any such information). Moelis also relied on the representation of Essential’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. Moelis relied upon, without independent verification, the assessment of Essential and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts and other information relating to Essential and American Water referred to above, Moelis assumed, at the direction of the Essential board, that they were reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of Essential or American Water, as the case may be, as to the future performance of Essential and American Water. Moelis also assumed, at the direction of the Essential board, that the future financial results reflected in such forecasts and other information would be achieved at the times and in the amounts projected. In addition, Moelis relied on the assessments of the managements of Essential and American Water as to American Water’s ability to retain key employees of Essential and to integrate the businesses of Essential and American Water. Moelis did not express any views as to the reasonableness of any financial forecasts or the assumptions on which they were based. In addition, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Essential or American Water, nor was it furnished with any such evaluation or appraisal.

Moelis’ opinion did not address Essential’s underlying business decision to effect the merger or the relative merits of the merger as compared to any alternative business strategies or transactions that might be available to Essential. Moelis’ opinion did not address any legal, regulatory, tax or accounting matters. Moelis was not asked to, and Moelis did not, offer any opinion as to any terms of the merger agreement or any aspect or implication of the merger, except for the fairness of the exchange ratio from a financial point of view to the holders of Essential common stock. Moelis did not express any opinion as to fair value, viability or the solvency of Essential or

American Water following the closing of the merger. Moelis’ opinion related to the relative values of Essential and American Water. Moelis did not consider, and did not express any opinion with respect to, any transaction that Essential or American Water may undertake after the date of Moelis’ opinion. Moelis expressed no opinion as to what the value of American Water common stock actually would be when issued pursuant to the merger or the prices at which Essential common stock or American Water common stock may trade at any time. In rendering its opinion, Moelis assumed that the merger would be consummated in accordance with the terms of the merger agreement without any waiver or modification that could be material to its analysis, that the representations and warranties of each party set forth in the merger agreement were accurate and correct, and that the parties to the merger agreement would comply with all the material terms of the merger agreement. Moelis assumed that all governmental, regulatory or other consents or approvals necessary for the completion of the merger would be obtained, except to the extent that could not be material to its analysis. In addition, representatives of Essential advised Moelis, and Moelis assumed, that the merger would qualify as a tax free reorganization for federal income tax purposes. Moelis was not authorized to solicit and did not solicit indications of interest in a possible transaction with Essential from any party.

Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of its opinion, and Moelis assumed no responsibility to update its opinion for developments after the date of its opinion.

Moelis’ opinion did not address the fairness of the merger or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of Essential, other than the fairness of the exchange ratio from a financial point of view to the holders of Essential common stock. In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the exchange ratio or otherwise. Moelis’ opinion was approved by a Moelis fairness opinion committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses presented by Moelis to the Essential board at its meeting held on October 26, 2025, in connection with delivery of its opinion. This summary describes the material analyses underlying Moelis’ opinion but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

For the purposes of Moelis’ analyses:

•	“Net Income” was generally calculated as the relevant company’s net earnings after subtracting operating expenses, depreciation and amortization, interest, and taxes from net revenues.

•

“EBITDA” was generally calculated as the relevant company’s earnings before interest, net, income tax benefit or expense, depreciation and amortization, as adjusted to exclude any one-time and non-recurring items for a specified period of time.

•

“Rate Base” was generally calculated as the relevant company’s net regulated investment used in providing service and on which the utility is authorized to earn a return. While components vary by jurisdiction and utility, Rate Base typically includes net utility plant in service (original cost less accumulated depreciation) and certain working capital or regulatory items, less accumulated deferred income taxes and other approved deductions, all as determined by the relevant regulatory authority.

•

“Total Enterprise Value” (or “TEV”) was generally calculated as the market value of the relevant company’s fully diluted common equity based on its closing stock price as of October 23, 2025 (the “equity value”) plus (i) preferred stock, if any, (ii) plus debt, including financing leases, (iii) plus the book value of minority interests, if any (iv) less cash and cash equivalents, and (v) plus the book value of non-controlling interests, if any (in each of the foregoing cases (i) through (v), as of the relevant company’s most recently reported quarter end).

•	“P/E” multiple means a multiple of stock price to earnings.

•	“TEV/Rate Base” multiple means a multiple of TEV to Rate Base.

•	“TEV/EBITDA” multiples means a multiple of TEV to EBITDA.

•

Implied share price calculations for each of Essential and American Water, as shown in the financial analyses below, were calculated by Moelis using capitalization information provided by Essential management and American Water management, respectively.

Discounted Cash Flow Analysis

Utilizing the Essential Financial Projections for Essential and the American Water Financial Projections for American Water, Moelis performed a discounted cash flow, which is referred to as DCF, analysis of each of Essential and American Water, respectively, to calculate the present value of the estimated future unlevered free cash flows projected by their respective managements to be generated by Essential and American Water and the present value of the estimated terminal value of each of Essential and American Water.

Essential

Based on its professional judgment and experience, Moelis performed its DCF analysis of Essential on a sum-of-the-parts basis to reflect the different business and financial characteristics of the Water Segment and Gas Segment of Essential. The parent holding company, which is referred to as Parent Segment, for Essential has miscellaneous operating expenses included in EBITDA and miscellaneous capital requirements included in capital expenditures. As such, Moelis performed separate DCF analyses of each respective segment of Essential and summed the results of such analyses to determine the implied equity value and implied per share value range for the Essential common stock, as further discussed below.

Moelis calculated the unlevered free cash flows projected to be generated by each of the Water Segment, the Gas Segment and the Parent Segment as EBITDA (i) less taxes, (ii) plus deferred income taxes, (iii) less capital expenditures, (iv) plus sale of assets (net proceeds), (v) less acquisitions and (vi) less change in working capital. Stock-based compensation expense was treated as a cash expense and was not added back when calculating the unlevered free cash flows.

Moelis utilized a range of discount rates of (i) 5.25% to 6.25% for the Water Segment, (ii) 5.50% to 6.75% for the Gas Segment and (iii) 5.35% to 6.45% for the Parent Segment. The range of discount rates for the Water Segment and the Gas Segment were based on an estimated range of each respective segment’s weighted average cost of capital, which is referred to as the WACC. The estimated WACC range for the Water Segment and the Gas Segment reflected a derived cost of equity range using the capital asset pricing model, which is referred to as CAPM. The range of discount rates for the Parent Segment represented blended discount rates informed by the implied TEV contributions of the Water Segment and Gas Segment based on their respective DCF analyses.

Moelis used the foregoing ranges of discount rates to calculate estimated present values as of June 30, 2025 of the (i) estimated unlevered free cash flows of each respective segment of Essential for the second half of the calendar year ending December 31, 2025 through the end of the calendar year ending December 31, 2030 (in each case, discounted using a mid-year discounting convention) and (ii) estimated terminal values of each respective segment of Essential derived by applying a range of selected terminal P/E multiples of (a) 16.5x to

23.5x for the Water Segment, (b) 18.0x to 21.5x for the Gas Segment and (c) 17.2x to 22.6x for the Parent Segment, to the terminal net income of each respective segment of Essential and by adding estimated terminal year net debt of each respective segment of Essential to derive the cumulative implied TEV of Essential. In determining the estimated terminal values, estimated terminal net income of the Water Segment and Gas Segment of Essential was assumed to reflect a normalized earnings level consistent with the average return on equity earned over the projection period applied to the calendar year December 31, 2030 rate base and equity component of the business.

For purposes of selecting the reference range to apply to the Water Segment’s estimated terminal year net income, Moelis noted (i) that the selected reference range was informed by the current P/E trading multiples for the Selected Publicly Traded Water Utility Companies (as defined below) and (ii) the higher quality of American Water’s business relative to the Water Segment of Essential. For purposes of selecting the reference range to apply to the Gas Segment’s estimated terminal year net income, Moelis noted (i) that the selected reference range was informed by the current P/E trading multiples for the Selected Publicly Traded Gas Utility Companies and (ii) that Northwest Natural Holding Company was considered, but not utilized, to inform the foregoing selected P/E multiple range due to its materially lower quality regulatory, growth and financial characteristics compared to the other Selected Publicly Traded Gas Utility Companies (as defined below). For purposes of selecting the reference range to apply to the Parent Segment’s estimated terminal year net income, Moelis calculated the blended P/E terminal multiples informed by the net income contributions of the Water Segment and the Gas Segment based on their respective contributions to the earnings of Essential. Based on the foregoing analysis and its professional judgement and experience, Moelis selected a (i) reference range of 16.5x to 23.5x for the Water Segment’s terminal net income multiples, (ii) reference range of 18.0x to 21.5x for the Gas Segment’s terminal net income multiples and (iii) reference range of 17.2x to 22.6x for the Parent Segment’s terminal net income multiples. Moelis then applied such multiple ranges to each segment’s estimated terminal year net income based on the Essential Financial Projections.

The implied range of equity values for Essential and the implied range of share prices for the Essential common stock derived from the DCF analysis for Essential are presented below, and the implied range of share prices was compared to the closing share price for Essential common stock of $41.30 as of October 23, 2025.

Essential	Implied Equity Value ($ in millions)	Implied Share Price ($ per share)
DCF Analysis	$9,731 - $14,835	$34.29 - $52.21

American Water

Moelis calculated American Water’s unlevered free cash flows as EBITDA (i) less taxes, (ii) plus cost of removal accrual, (iii) plus deferred income taxes, (iv) less capital expenditures, (v) less acquisitions, (vi) less removal costs, (vii) less pension and non-pension benefit contributions and (viii) less change in working capital & other. Stock-based compensation expense was treated as a cash expense and was not added back when calculating the unlevered free cash flows.

Moelis utilized a range of discount rates of 5.25% to 6.25% based on an estimated range of American Water’s WACC. The estimated WACC range reflected a derived cost of equity range using CAPM. Moelis used the foregoing range of discount rates to calculate estimated present values as of June 30, 2025 of the (i) estimated unlevered free cash flows of American Water for the second half of the calendar year ending December 31, 2025 through the end of the calendar year ending December 31, 2030 (in each case, discounted using a mid-year discounting convention) and (ii) estimated terminal values of American Water derived by applying a range of selected terminal P/E multiples of 21.5x to 24.5x to American Water’s estimated terminal year net income and by adding estimated terminal year net debt of American Water to derive the implied TEV for American Water. In determining the estimated terminal values, estimated terminal net income of American Water was assumed to reflect a normalized earnings level consistent with the average return on equity earned over the projection period applied to the calendar year December 31, 2030 rate base and equity component of the business.

For purposes of selecting the reference range to apply to American Water’s estimated terminal year net income, Moelis noted (i) that the selected reference range was informed by the current and recent historical P/E trading multiples for American Water and (ii) American Water’s larger scale, balance sheet strength, stronger financial performance and ability to earn at or above authorized returns in key jurisdictions relative to the other Selected Publicly Traded Water Utility Companies. Based on the foregoing analysis and its professional judgement and experience, Moelis selected a reference range of 21.5x to 24.5x for American Water’s terminal net income multiples. Moelis then applied such multiple range to American Water’s estimated terminal year net income based on the American Water Financial Projections.

The implied range of equity values for American Water and the implied range of share prices for the American Water common stock derived from the DCF analysis for American Water are presented below, and the implied range of share prices was compared to the closing share price for American Water common stock of $142.58 as of October 23, 2025.

American Water	Implied Equity Value ($ in millions)	Implied Share Price ($ per share)
DCF Analysis	$24,675 - $30,767	$126.12 - $157.26

DCF-Based Exchange Ratios and Ownership Percentage Analysis

Based on the implied range of share prices for Essential common stock and American Water common stock presented in the respective DCF analyses above, Moelis calculated a range of implied exchange ratios, which are presented below. Based on the implied range of equity values for Essential and American Water presented in the respective DCF analyses above, Moelis also calculated a range of implied pro forma ownership percentages of the pre-merger holders of Essential common stock in the combined company after giving effect to the merger (the “implied pro forma Essential ownership percentage”), which are presented below:

	Implied Exchange Ratio (1)	Implied Pro Forma Essential Ownership Percentage (1)
DCF Analysis	0.218x - 0.414x	24.0% - 37.5%

(1)

The high end of the range of the implied exchange ratios and the implied pro forma Essential ownership percentages represents the high end of the implied share price range or implied equity value range of Essential versus the low end of the implied share price range or implied equity value range of American Water, respectively. The low end of the range of the implied exchange ratios and the implied pro forma Essential ownership percentages represents the low end of the implied share price range or implied equity value range of Essential versus the high end of the implied share price range or implied equity value range of American Water, respectively.

Moelis compared (i) the range of the implied exchange ratios above to the exchange ratio of 0.305x in the merger and (ii) the range of the implied pro forma Essential ownership percentages above to the pro forma Essential ownership percentage of 30.7% (assuming an exchange ratio of 0.305x in the merger).

Selected Publicly Traded Companies Analysis – P/E Trading Multiples

Moelis performed a selected publicly traded companies analysis of each of Essential and American Water based on P/E trading multiples. Financial data for the selected publicly traded companies were based on public filings and other publicly available information available as of October 23, 2025. In performing a selected publicly traded companies analysis of each of Essential and American Water, Moelis reviewed and analyzed, among other things, P/E multiples of each of the selected publicly traded companies based on Wall Street research analyst consensus earnings estimates for the calendar year ending December 31, 2026 (2026E) and the calendar year ending December 31, 2027 (2027E), and certain other financial information and market trading data related to the following selected publicly traded companies that Moelis believed, based on its professional judgment and experience, were generally relevant in certain respects to Essential and American Water for purposes of its analysis.

In the case of American Water, Moelis selected publicly traded utility companies that operate in the United States that primarily operate fully regulated water utility businesses (which are referred to herein as the “Selected Publicly Traded Water Utility Companies”) given American Water’s business profile as a pure-play water utility. Although none of the Selected Publicly Traded Water Utility Companies are directly comparable to American Water, the Selected Publicly Traded Water Utility Companies were selected by Moelis, based on its professional judgment and experience, on the basis of business models, scale, geographic presence and corporate structures, among other factors.

In the case of Essential, Moelis utilized the Selected Publicly Traded Water Utility Companies for the Water Segment, and Moelis selected publicly traded utility companies that operate in the United States that primarily operate fully regulated gas utility businesses (which are referred to herein as the “Selected Publicly Traded Gas Utility Companies”) for the Gas Segment. Although none of the selected companies are directly comparable to Essential or its applicable segment, the Selected Publicly Traded Water Utility Companies and the Selected Publicly Traded Gas Utility Companies, as applicable, were selected by Moelis, based on its professional judgment and experience, on the basis of business models, scale, geographic presence and corporate structures, among other factors.

Below are the Selected Publicly Traded Water Utility Companies Moelis considered in its analysis:

Selected Publicly Traded Water Utility Companies

•	American Water

•	American States Water Company (“American States”)

•	California Water Service Group (“California Water”)

•	H2O America (“H2O”)

Moelis considered, but ultimately excluded from its analysis, Artesian Resources, Middlesex Water Company and the York Water Company due to significant differences in the attributes mentioned above that made them less relevant to Essential and American Water.

The following table summarizes the P/E multiples for the Selected Publicly Traded Water Utility Companies:

	Equity Value ($ in millions)	P/E Multiple 2026E	P/E Multiple 2027E
Selected Publicly Traded Water Utility Companies
American Water	$27,895	23.3x	21.9x
American States	$2,970	22.0x	20.5x
California Water	$2,984	19.4x	17.9x
H2O	$1,810	16.3x	15.4x

Below are the Selected Publicly Traded Gas Utility Companies which Moelis considered in its analysis:

Selected Publicly Traded Gas Utility Companies

•	Atmos Energy Corporation (“Atmos”)

•	Southwest Gas Holdings, Inc. (“Southwest”)

•	ONE Gas, Inc. (“ONE Gas”)

•	Northwest Natural Holding Company (“Northwest”)

The following table summarizes the P/E multiples for the Selected Publicly Traded Gas Utility Companies:

	Equity Value ($ in millions)	P/E Multiple 2026E	P/E Multiple 2027E
Selected Publicly Traded Gas Utility Companies
Atmos	$28,282	21.7x	20.3x
Southwest	$5,786	18.8x	16.8x
ONE Gas	$4,972	17.9x	17.0x
Northwest	$1,943	15.7x	14.7x

Essential

Based on its professional judgment and experience, Moelis performed its selected publicly traded companies analysis of Essential on a sum-of-the-parts basis to reflect the different business and financial characteristics of the Water Segment and Gas Segment of Essential. The Parent Segment of Essential has miscellaneous operating expenses included in EBITDA and Net Income and interest expense from holding company financial debt in Net Income. As such, Moelis performed separate analyses of each respective segment of Essential and summed the results of such analyses to determine the implied equity value range and implied per share value range for the Essential common stock, as further discussed below.

In determining the selected reference ranges to apply to the Water Segment’s estimated financial metrics, Moelis noted that the selected reference ranges were informed by the low and high ends of the Selected Publicly Traded Water Utility Companies, given the relative comparability with regards to regulatory jurisdictions and growth profiles. In determining the selected reference ranges to apply to the Gas Segment’s estimated financial metrics, Moelis noted (i) that the selected reference ranges were informed by the low and high ends of the Selected Publicly Traded Gas Utility Companies, given the relative comparability with regards to regulatory jurisdictions and growth profiles and (ii) that Northwest was considered, but not utilized, to inform the reference ranges due to its materially lower quality regulatory, growth and financial characteristics compared to the other Selected Publicly Traded Gas Utility Companies. In determining the selected reference ranges to apply to the Parent Segment’s estimated financial metrics, Moelis calculated the blended P/E trading multiples informed by the net income contributions of the Water Segment and the Gas Segment based on their respective contributions to the earnings of Essential.

Based on the foregoing analysis and its professional judgment and experience, Moelis selected a (i) reference range of 16.5x to 23.5x for the Water Segment’s Price / 2026E Earnings multiples and reference range of 15.5x to 22.0x for Water Segment’s Price / 2027E Earnings multiples, (ii) reference range of 18.0x to 21.5x for the Gas Segment’s Price / 2026E Earnings multiples and reference range of 17.0x to 20.5x for Gas Segment’s Price / 2027E Earnings multiples and (iii) reference range of 17.2x to 22.6x for the Parent Segment’s Price / 2026E Earnings multiples and reference range of 16.2x to 21.3x for the Parent Segment’s Price / 2027E Earnings multiples. Moelis then applied such multiple ranges to each segment’s 2026E Net Income and 2027E Net Income based on the Essential Financial Projections, provided that the 2026E Net Income and 2027E Net Income for the Gas Segment were adjusted to remove one-time gains from asset sales in 2026E and 2027E, respectively.

Based on its professional judgment and experience, Moelis then made a further adjustment to account for Essential’s excess leverage relative to the Selected Publicly Traded Water Utility Companies and the Selected Publicly Traded Gas Utility Companies. In determining an additional selected discount reference range to apply to Essential estimated financial metrics, Moelis noted that the selected reference range was informed by the estimated impact of requisite share issuances by Essential to normalize its balance sheet to be in line with the credit profile of the Selected Publicly Traded Water Utility Companies and Selected Publicly Traded Gas Utility Companies.

Based on the foregoing analysis and its professional judgment and experience, Moelis selected a discount reference range of (1.5x) to (2.0x) to Essential’s 2026E P/E multiple and 2027E P/E multiple. Moelis then applied such multiple discount range to Essential’s 2026E Net Income and 2027E Net Income based on the Essential Financial Projections, provided that the 2026E Net Income and 2027E Net Income for the Gas Segment were adjusted to remove one-time gains from asset sales in 2026E and 2027E, respectively.

The implied ranges of equity values for Essential and the implied ranges of share prices for the Essential common stock derived from the selected publicly traded companies analysis for Essential based on the selected reference ranges of P/E multiples described above are presented below, and the implied ranges of share prices were compared to the closing share price for Essential common stock of $41.30 as of October 23, 2025.

Essential	Implied Equity Value ($ in millions)	Implied Share Price ($ per share)
Selected Publicly Traded Companies Analysis – 2026E Net Income	$9,697 - $12,845	$34.17 - $45.23
Selected Publicly Traded Companies Analysis – 2027E Net Income	$10,134 - $13,450	$35.71 - $47.35

American Water

In determining the selected reference ranges to apply to American Water’s estimated financial metrics, Moelis noted (i) that the selected reference ranges were informed by the current and recent historical trading multiples for American Water, (ii) American Water’s larger scale, balance sheet strength, stronger financial performance and ability to earn at or above authorized returns in key jurisdictions relative to the other Selected Publicly Traded Water Utility Companies and (iii) that the Selected Publicly Traded Water Utility Companies were considered less directly comparable due to smaller size, regulatory exposure and geographic focus.

Based on the foregoing analysis and its professional judgment and experience, Moelis selected a reference range of 21.5x to 24.5x for American Water’s Price / 2026E Earnings multiples and reference range of 20.5x to 23.0x for American Water’s Price / 2027E Earnings multiples. Moelis then applied such multiple ranges to American Water’s 2026E Net Income and 2027E Net Income based on the American Water Financial Projections.

The implied ranges of equity values for American Water and the implied ranges of share prices for the American Water common stock derived from the selected publicly traded companies analysis for American Water based on the selected reference ranges of P/E multiples described above are presented below, and the implied ranges of share prices were compared to the closing share price for American Water common stock of $142.58 as of October 23, 2025.

American Water	Implied Equity Value ($ in millions)	Implied Share Price ($ per share)
Selected Publicly Traded Companies Analysis – 2026E Net Income	$26,078 - $29,717	$133.30 - $151.89
Selected Publicly Traded Companies Analysis – 2027E Net Income	$27,396 -$30,737	$140.03 -$157.11

Selected Publicly Traded Companies-Based Exchange Ratios and Ownership Percentage Analysis

Based on the implied range of share prices for Essential common stock and American Water common stock presented in the respective DCF analyses above, Moelis calculated a range of implied exchange ratios, which are presented below. Based on the implied range of equity values for Essential and American Water presented in the respective DCF analyses above, Moelis also calculated a range of implied pro forma Essential ownership percentages, which are presented below:

	Implied Exchange Ratio (1)	Implied Pro Forma Essential Ownership Percentage (1)
Selected Publicly Traded Companies Analysis – 2026E Net Income	0.225x - 0.339x	24.6% - 33.0%
Selected Publicly Traded Companies Analysis – 2027E Net Income	0.227x -0.338x	24.8% - 32.9%

(1)

The high end of the range of the implied exchange ratios and the implied pro forma Essential ownership percentages represents the high end of the implied share price range or implied equity value range of Essential versus the low end of the implied share price range or implied equity value range of American Water, respectively. The low end of the range of the implied exchange ratios and the implied pro forma Essential ownership percentages represents the low end of the implied share price range or implied equity value range of Essential versus the high end of the implied share price range or implied equity value range of American Water, respectively.

Moelis compared (i) the range of the implied exchange ratios above to the exchange ratio of 0.305x in the merger and (ii) the range of the implied pro forma Essential ownership percentages above to the pro forma Essential ownership percentage of 30.7% (assuming an exchange ratio of 0.305x in the merger).

Other Information

Moelis also noted for the Essential board certain additional factors that were not considered part of Moelis’ financial analysis with respect to its opinion but were referenced for informational purposes only, including, among other things:

Selected Publicly Traded Companies Analysis—TEV/EBITDA Multiples

Moelis also performed a selected publicly traded companies analysis of each of Essential and American Water based on TEV/EBITDA trading multiples. Financial data for the selected publicly traded companies were based on public filings and other publicly available information available as of October 23, 2025. In performing a selected publicly traded companies analysis of each of Essential and American Water, Moelis reviewed and analyzed, among other things, TEV/EBITDA multiples of each of the selected publicly traded companies based on Wall Street research analyst consensus EBITDA estimates for the calendar year ending December 31, 2026 (2026E) and the calendar year ending December 31, 2027 (2027E), and certain other financial information and market trading data related to the following selected publicly traded companies that Moelis believed, based on its professional judgment and experience, were generally relevant in certain respects to Essential and American Water for purposes of its analysis.

Moelis considered and reviewed TEV/EBITDA trading multiples as part of its Selected Publicly Traded Companies Analysis, but determined not to rely on such multiples in its analysis due to the observed tax repair deductions reducing Essential’s allowed revenue requirements, thereby lowering Essential’s reported EBITDA.

The following table summarizes the TEV/EBITDA multiples for the Selected Publicly Traded Water Utility Companies:

	TEV ($ in millions)	TEV/EBITDA Multiple 2026E	TEV/EBITDA Multiple 2027E
Selected Publicly Traded Water Utility Companies
American Water	$42,012	13.5x	12.5x
American States	$3,893	14.6x	N/A
California Water	$4,476	11.9x	10.5x
H2O	$3,662	10.3x	9.7x

The following table summarizes the TEV/EBITDA multiples for the Selected Publicly Traded Gas Utility Companies:

	TEV ($ in millions)	TEV/EBITDA Multiple 2026E	TEV/EBITDA Multiple 2027E
Selected Publicly Traded Gas Utility Companies
Atmos	$36,573	13.7x	12.1x
Southwest	$10,244	10.2x	8.5x
ONE Gas	$8,224	10.0x	9.4x
Northwest	$4,226	8.9x	8.5x

Essential

Based on its professional judgment and experience, Moelis performed its selected publicly traded companies analysis of Essential on a sum-of-the-parts basis to reflect the different business and financial characteristics of the Water Segment and Gas Segment as well as the Parent Segment of Essential. As such, Moelis performed separate analyses of each respective segment of Essential and summed the results of such analyses to determine the implied per share value range for the Essential common stock, as further discussed below.

In determining the selected reference ranges to apply to the Water Segment’s estimated financial metrics, Moelis noted that the selected reference ranges were informed by the low and high ends of the Selected Publicly Traded Water Utility Companies, given the relative comparability with regards to regulatory jurisdictions and growth profiles. In determining the selected reference ranges to apply to the Gas Segment’s estimated financial metrics, Moelis noted (i) that the selected reference ranges were informed by the low and high ends of the Selected Publicly Traded Gas Utility Companies, given the relative comparability with regards to regulatory jurisdictions and growth profiles and (ii) that Northwest was considered, but not utilized, to inform the reference ranges due to its materially lower quality regulatory, growth and financial characteristics compared to the other Selected Publicly Traded Gas Utility Companies. In determining the selected reference ranges to apply to the Parent Segment’s estimated financial metrics, Moelis calculated the blended EBITDA trading multiples informed by the EBITDA contributions of the Water Segment and the Gas Segment based on their respective contributions to the EBITDA of Essential.

Based on the foregoing analysis and its professional judgment and experience, Moelis selected a (i) reference range of 10.5x to 14.5x for the Water Segment’s TEV / 2026E EBITDA multiples and reference range of 9.5x to 12.5x for Water Segment’s TEV / 2027E EBITDA multiples, (ii) reference range of 10.0x to 13.5x for the Gas Segment’s Price / 2026E EBITDA multiples and reference range of 8.5x to 12.0x for Gas Segment’s Price / 2027E EBITDA multiples and (iii) reference range of 10.3x to 14.1x for the Parent Segment’s Price / 2026E EBITDA multiples and reference range of 9.1x to 12.3x for the Parent Segment’s Price / 2027E EBITDA multiples. Moelis then applied such multiple ranges to each segment’s 2026E EBITDA and 2027E EBITDA based on the Essential Financial Projections.

Solely for informational purposes, the implied ranges of share prices for Essential common stock derived from the selected publicly traded companies analysis for Essential based on the selected reference ranges of TEV / EBITDA multiples described above were $23.99 to $43.05 per share for 2026E and $23.45 to $41.13 per share for 2027E, respectively. The implied ranges of share prices were compared to the closing trading price for Essential common stock of $41.30 per share as of October 23, 2025.

American Water

In determining the selected reference ranges to apply to American Water’s estimated financial metrics, Moelis noted (i) that the selected reference ranges were informed by the current and recent historical trading multiples for American Water, (ii) American Water’s larger scale, balance sheet strength, stronger financial performance and ability to earn at or above authorized returns in key jurisdictions relative to the other Selected Publicly Traded Water Utility Companies and (iii) that the Selected Publicly Traded Water Utility Companies were considered less directly comparable due to smaller size, regulatory exposure and geographic focus.

Based on the foregoing analysis and its professional judgment and experience, Moelis selected a reference range of 13.0x to 14.5x for American Water’s TEV / 2026E EBITDA multiples and reference range of 12.0x to 13.5x for American Water’s TEV / 2027E EBITDA multiples. Moelis then applied such multiple ranges to American Water’s 2026E EBITDA and 2027E EBITDA based on the American Water Financial Projections.

Solely for informational purposes, the implied ranges of share prices for American Water common stock derived from the selected publicly traded companies analysis for American Water based on the selected reference ranges of TEV / EBITDA multiples described above were $133.00 to $156.67 per share and $136.38 to $162.44 per share for 2026E and 2027E, respectively. The implied ranges of share prices were compared to the closing trading price for American Water common stock of $142.58 per share as of October 23, 2025.

Selected Precedent Transactions Analysis

Moelis also performed a selected precedent transactions analysis of each of Essential and American Water based on TEV/Rate Base transaction multiples. In performing a selected precedent transactions analysis of each of Essential and American Water, Moelis reviewed and analyzed, among other things, TEV/ Rate Base multiples of each of the selected precedent transactions based on publicly available historical Rate Base information for the last 12 month period, and certain other financial information and transaction data related to selected precedent transactions that Moelis believed, based on its professional judgment and experience, were generally relevant in certain respects to Essential and American Water for purposes of its analysis. Moelis selected TEV/Rate Base transaction multiples due to the variability in P/E and TEV/EBITDA transaction multiples and availability of data on the transactions.

While Moelis considered the selected precedent transactions, Moelis determined not to rely on a selected precedent transactions analysis in its financial analysis because (i) the transactions were completed in materially different market and interest rate environments, (ii) the transactions had different regulatory conditions, (iii) the companies involved in the transactions had different growth and capital expenditure profiles and (iv) the transactions had different consideration mix and pro forma ownership.

Essential

Based on its professional judgment and experience, Moelis selected (i) a reference range of 1.6x to 1.8x for the Water Segment’s TEV / 2025E Rate Base multiples and (ii) a reference range of 1.4x to 1.7x for the Gas Segment’s TEV / 2025E Rate Base multiples. Moelis then applied such multiple ranges to each segment’s 2025E Rate Base based on the Essential Financial Projections.

Solely for informational purposes, the implied range of share prices for Essential common stock derived from the selected precedent transactions analysis for Essential based on the selected reference range of TEV / Rate Base multiples described above was $38.74 to $49.01 per share for 2025E. The implied range of share prices was compared to the closing trading price for Essential common stock of $41.30 per share as of October 23, 2025.

American Water

Based on its professional judgment and experience, Moelis selected a reference range of 1.6x to 1.8x for American Water’s TEV / 2025E Rate Base multiples. Moelis then applied such multiple range to American Water’s estimated Rate Base for the calendar year ended December 31, 2025 (2025E) based on the American Water Financial Projections.

Solely for informational purposes, the implied range of share prices for American Water common stock derived from the selected precedent transactions analysis for American Water based on the selected reference range of TEV / Rate Base multiples described above was $126.60 to $151.44 per share for 2025E. The implied range of share prices was compared to the closing trading price for American Water common stock of $142.58 per share as of October 23, 2025.

52-Week High / Low

Moelis reviewed the historical trading performance of the Essential common stock over a 52-week period ending October 23, 2025, which ranged from a closing low trading price of $33.18 per share to a closing high trading price of $42.37 per share. The range of share prices was compared to the closing trading price of Essential common stock of $41.30 per share on October 23, 2025.

Moelis reviewed the historical trading performance of the American Water common stock over a 52-week period ending October 23, 2025, which ranged from a closing low trading price of $118.74 per share to a closing high trading price of $155.50 per share. The range of share prices was compared to the closing trading price of American Water common stock of $142.58 per share on October 23, 2025.

Equity Research Share Price Targets

Moelis reviewed publicly available consensus estimate share price targets for Essential common stock published as of October 23, 2025, which ranged from $43.00 to $56.00 per share. This range of share price targets was compared to the closing trading price of the Essential common stock of $41.30 per share on October 23, 2025.

Moelis reviewed publicly available consensus estimate share price targets for American Water common stock published as of October 23, 2025, which ranged from $114.00 to $159.00 per share. This range of share price targets was compared to the closing trading price of the American Water common stock of $142.58 per share on October 23, 2025.

Miscellaneous

This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its professional judgment and experience after considering the results of all of its analyses.

No company used in the analyses described above is identical to Essential or American Water. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above (including much of the information used therein) are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Essential nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.

Except as described in this summary, Essential and the Essential board imposed no other instructions or limitations on Moelis with respect to the investigations made or procedures followed by Moelis in rendering its opinion. The exchange ratio was determined through arms’ length negotiations between Essential, on the one hand, and American Water, on the other, and was approved as a term of the merger agreement by the Essential board and the American Water board. Moelis did not recommend any specific consideration to Essential or the Essential board, or that any specific amount or type of consideration constituted the only appropriate consideration for the merger.

Moelis acted as financial advisor to Essential in connection with the merger. Essential agreed to pay Moelis certain fees for its services, including (i) an opinion fee of $4 million, payable upon delivery of its opinion (regardless of the conclusion reached in that opinion), (ii) an announcement fee of $8 million, payable upon the public announcement of the merger, (iii) a shareholder approval fee of $13 million, payable upon shareholder approval by Essential’s shareholders of the merger and (iv) a transaction fee of $60 million, payable upon consummation of the merger. Each of the opinion fee, the announcement fee and the shareholder approval fee is offset against the transaction fee. In addition, Essential has agreed to reimburse Moelis for certain of its expenses, including reasonable attorney’s fees and disbursements, and to indemnify Moelis and related persons for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Moelis’ affiliates, employees, officers and partners may at any time own securities (long or short) of Essential, American Water or their respective affiliates. Moelis has not received any fees from Essential, aside from the fees described above in connection with the merger, in the two years preceding the date of its opinion. Moelis had not provided investment banking or other services unrelated to the merger to Essential or American Water in the two years prior to the date of its opinion. In the future Moelis may provide such investment banking or other services to Essential or American Water or their affiliates and would expect to receive compensation for such services.

The Essential board selected Moelis as its financial advisor in connection with the merger because Moelis has substantial experience in similar transactions and familiarity with Essential. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

Governance of American Water After the Merger

Board of Directors; Committees

Prior to the effective time, American Water will take all necessary action to increase the size of the American Water board such that at the effective time, the American Water board will be comprised of 15 directors, which will include:

•	the 10 directors serving on the American Water board as of immediately prior to the effective time, who are referred to collectively as the American Water designees; and

•

five directors selected by Essential from directors on the Essential board as of the date of the merger agreement, who are referred to collectively as the Essential designees, following reasonable consultation with American Water and subject to compliance with (i) the independence requirements of the NYSE listing standards (other than Mr. Franklin) and (ii) American Water’s certificate of incorporation and bylaws, corporate governance guidelines and typical procedures with respect to new directors.

If any Essential designee is unable or unwilling to serve as a director on the American Water board as of the effective time, Essential will designate a replacement, following reasonable consultation with American Water.

At the effective time, the standing committees of the American Water board will consist of American Water’s existing standing committees. The allocation of the American Water designees and the Essential designees on the standing committees of the American Water board will be approximately proportional in the aggregate to the representation of the American Water designees and the Essential designees on the American Water board.

Board Chair and Executive Vice Chair

The Board Chair with respect to the American Water board (Mr. Kurz, or the individual serving in such position immediately prior to the effective time) will continue to serve in such position following the effective time. The Chief Executive Officer of Essential (Mr. Franklin, or the individual serving in such position immediately prior to the effective time) will serve as Executive Vice Chair of the American Water board for a period of two years following the effective time. For additional information regarding the terms of Mr. Franklin’s prospective employment with American Water as of the effective time, see “ —Interests of Essential Directors and Executive Officers in the Merger—New Management Arrangements” beginning on page 109.

Executive Officers

The President and Chief Executive Officer of American Water (Mr. Griffith, or the individual serving in such position immediately prior to the effective time) will continue to serve as the President and Chief Executive Officer of American Water and as a member of the American Water board following the effective time. The individuals serving in executive vice president and senior executive positions of American Water who report to the Chief Executive Officer of American Water immediately prior to the effective time will continue in such positions until the earlier of such individual’s resignation or removal. Additionally, Colleen M. Arnold, President of the Aqua Division of Essential, and Daniel J. Schuller, Executive Vice President and Chief Financial Officer of Essential, will hold senior executive-level positions with American Water as President, Regulated Operations, and Executive Vice President and Chief Strategy Officer, respectively, as of the effective time, subject to compliance with American Water’s typical procedures with respect to new senior executives and subject to such individual’s ability and willingness to serve.

Name; Headquarters; Other Locations

Following the effective time, American Water (i) will retain its current name and maintain its headquarters and principal corporate offices in Camden, New Jersey and (ii) will, and will cause its subsidiaries to, maintain substantial operations within the Commonwealth of Pennsylvania, including (A) maintaining Essential’s office complex located in Bryn Mawr, Pennsylvania for a period of five years following the effective time and (B) maintaining the headquarters and principal corporate offices for Essential’s natural gas business in Pittsburgh, Pennsylvania in accordance with the terms of Essential’s settlement with the Pennsylvania Public Utility Commission in connection with Essential’s acquisition of its natural gas operations.

Interests of Directors and Executive Officers in the Merger

Interests of American Water Directors and Executive Officers in the Merger

American Water shareholders should be aware that American Water’s current directors and executive officers have interests in the merger that may be different from, or in addition to, those of American Water shareholders generally. The American Water board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation that American Water shareholders vote “FOR” the share issuance proposal.

Continuing Positions with American Water

Under the terms of the merger agreement, all of the 10 directors serving on the American Water board immediately prior to the effective time will continue to serve as directors of American Water after the effective time, subject to their willingness to serve. The Board Chair with respect to the American Water board (Mr. Kurz, or the individual serving in such position immediately prior to the effective time) will continue to serve in such position following the effective time. Additionally, it is expected that each of the executive officers of American Water immediately prior to the effective time will, after the effective time, continue to serve in the same or similar positions until the earlier of such individual’s resignation or removal. The President and Chief Executive Officer of American Water (Mr. Griffith, or the individual serving in such position immediately prior to the effective time) will continue to serve in such position.

None of American Water’s directors or executive officers are party to or participates in any plan, program, or arrangement that provides such director or executive officer with any compensation that is based on or otherwise related to the completion of the merger.

The information set forth above in this section is intended to comply with Item 402(t) of Regulation S-K under the Securities Act, as it relates to the disclosure of certain information about compensation for American Water’s named executive officers that is based on or otherwise relates to the completion of the merger.

Interests of Essential Directors and Executive Officers in the Merger

In considering the recommendation of the Essential board to vote to approve the merger agreement proposal, holders of Essential common stock should be aware that the directors and executive officers of Essential may have interests in the merger that are different from, or in addition to, the interests of holders of Essential common stock generally and that may create potential conflicts of interest. The Essential board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement, and in recommending to holders of Essential common stock that they vote to approve the merger agreement proposal.

These interests are described in more detail below, and certain of them are quantified in the narrative below, including compensation that may become payable in connection with the merger to Essential’s named executive officers (which is the subject of a non-binding advisory vote of Essential shareholders in the merger-related compensation proposal). For more information, please see “Essential Proposals—Proposal 2: The Merger-Related Compensation Proposal.” The merger will constitute a “change in control” for purposes of the Essential executive compensation plans and agreements described below.

For purposes of this disclosure, Essential’s named executive officers who have interests in the merger are:

•	Christopher H. Franklin—Chairman, President and Chief Executive Officer

•	Daniel J. Schuller—Executive Vice President and Chief Financial Officer

•	Matthew R. Rhodes—Former Executive Vice President, Strategy and Corporate Development

•	Christopher P. Luning—Executive Vice President and General Counsel

•	Colleen M. Arnold—President, Aqua

•	Michael A. Huwar—President, Peoples

In accordance with SEC rules, this disclosure also covers individuals who are not named executive officers, who served as executive officers of Essential at any time since January 1, 2025 and who have interests in the merger. Accordingly, for purposes of this disclosure, Essential’s executive officers who are not named executive officers are:

•	Bradley J. Palmer, Vice President, Chief Accounting Officer

Robert A. Rubin, Essential’s former Chief Accounting Officer who retired on July 31, 2025, does not have any interests in the merger, and therefore is not included in the disclosures below.

For purposes of this disclosure, Essential’s non-employee directors are Elizabeth B. Amato, Christopher L. Bruner, David A. Ciesinski, Daniel J. Hilferty, W. Bryan Lewis, and Tamara Linde.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•	the effective time will occur on December 29, 2025 (which is the assumed date of the effective time solely for purposes of the disclosure in this section);

•

each of Essential’s executive officers will experience a termination without “cause” or for “good reason” under his or her change in control agreement or employment agreement, as applicable, and equity award agreements;

•

the relevant price per share of Essential common stock is $39.63 (the implied value of the merger consideration based on the average closing market price of Essential common stock over the first five business days following the first public announcement of the merger on October 26, 2025, as calculated pursuant to SEC rules);

•	all cash bonus amounts are calculated assuming target performance;

•	performance goals applicable to unvested Essential PSUs are deemed achieved at the target level of performance;

•	the potential payments and benefits described in this section are not subject to a “cutback” to avoid the “golden parachute” excise tax that may be imposed under Section 4999 of the Code;

•	executive officers’ salary and total eligible target cash bonus levels are as in effect as of the date of this joint proxy statement/prospectus;

•	amounts included herein do not take into account any interim compensation increases; and

•

amounts included herein do not attempt to forecast any additional equity grants or other awards or forfeitures that may occur prior to the closing date following the assumed effective time of December 29, 2025.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described above, and do not reflect certain compensation actions that may occur before completion of the merger.

Treatment of Essential Outstanding Equity Awards

Essential Stock Options

Each Essential stock option that is outstanding immediately prior to the effective time (including each Essential stock option held by an executive officer) will, as of the effective time, whether vested or unvested, be assumed and converted into an adjusted option to acquire a number of shares of American Water common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Essential common stock subject to such Essential stock option and (ii) the exchange ratio, at an exercise price per share of American Water common stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Essential common stock subject to such Essential stock option by (B) the exchange ratio. Each adjusted option will be subject to the same terms and conditions applicable to the corresponding Essential stock option, including any “double trigger” vesting protections, except that, for any Essential stock option subject to performance-based conditions, the vesting of the corresponding adjusted options will no longer be subject to achievement of the applicable performance goals.

Essential RSAs

Each Essential RSA that is outstanding immediately prior to the effective time will, as of the effective time, be assumed and converted into an adjusted RSA equal to the product of (i) the total number of shares of Essential common stock subject to such Essential RSA and (ii) the exchange ratio, with any fractional shares rounded down to the nearest whole share of restricted American Water common stock. Each adjusted RSA will be subject to the same terms and conditions applicable to the corresponding Essential RSA, including any “double trigger” vesting protections. None of the Essential directors or executive officers hold any Essential RSAs.

Essential RSUs and PSUs

Each Essential RSU and Essential PSU that is outstanding as of immediately prior to the effective time (including each Essential RSU and Essential PSU held by an executive officer) will, as of the effective time, be assumed and converted into an adjusted RSU in respect of a number of shares of American Water common stock equal to the product of (i) the total number of shares of Essential common stock subject to such Essential RSU or Essential PSU, as applicable, as of immediately prior to the effective time and (ii) the exchange ratio, with any fractional shares rounded down to the nearest whole share. Each adjusted RSU will be subject to the same terms and conditions applicable to the corresponding Essential RSU or Essential PSU (including any “double trigger” vesting protections), as applicable, under the Essential stock plan and the applicable award agreement, including vesting terms, except that any adjusted RSU corresponding to an Essential PSU will no longer be subject to any performance-based vesting conditions.

For purposes of the foregoing, the number of shares of Essential common stock subject to each Essential PSU as of immediately prior to the effective time will be determined based on (i) if the applicable performance period is ongoing as of the date of the closing, the greater of (A) the number of shares of Essential common stock subject to such Essential PSU based on actual performance from the beginning of the applicable performance period through the date of the closing or (B) the target number of shares of Essential common stock subject to such Essential PSU, or (ii) if the applicable performance period is completed as of the date of the closing, the number of shares of Essential common stock subject to such Essential PSU based on actual performance as of the end of the applicable performance period.

Quantification of Essential Equity Awards

See “Quantification of Potential Payments and Benefits to Essential’s Named Executive Officers in Connection with the Merger” beginning on page 110 for an estimate of the value of unvested Essential equity awards held by each of Essential’s named executive officers. Based on the assumptions described above under “ —Certain Assumptions,” the estimated aggregate value of the unvested Essential equity awards held by Essential’s executive officer who is not a named executive officer is: unvested Essential stock options—$6,992; unvested Essential RSUs—$53,025; and unvested Essential PSUs—$83,421. All Essential equity awards held by Essential’s six non-employee directors are fully vested.

Change in Control Agreements

Each Essential executive officer is party to a change in control or employment agreement with Essential that provides that, in the event that the executive officer experiences a qualifying termination (i.e., a termination of the executive officer’s employment by Essential without cause or by the executive officer under certain enumerated circumstances that would result in a material negative change in the executive officer’s relationship with Essential) during the period that is within 90 days (six months in the case of Mr. Franklin) prior to or 24 months following a change in control of Essential, then Essential will be obligated to pay the executive officer a cash lump sum payment equal to a multiple of such executive’s “base compensation.” “Base compensation” is defined as current base annual salary, plus the greater of the executive officer’s target bonus for the year in which the executive incurs a termination of employment, or the last actual bonus paid to the executive officer under

Essential’s then-in-effect annual cash incentive plan (provided that, for Mr. Franklin, the bonus shall in all cases be determined based on the target bonus opportunity). The executive officer is also entitled to receive a pro-rata share of the executive officer’s target annual cash incentive compensation based on the portion of the calendar year that has elapsed at the time of the executive officer’s termination, a lump sum payment in lieu of the continuation of certain health benefits for a specified period of years, outplacement services, and accelerated vesting of unvested equity awards. The table below shows the applicable multiple and continuation period for each Essential executive officer. Mr. Rhodes is not included in the table below as he is no longer an executive officer of Essential and therefore is no longer entitled to any such benefits in connection with the merger. Essential and American Water have agreed that, in connection with the merger, Mr. Luning will have “good reason” to terminate employment.

Name	Multiple of Base Compensation	Years of Health Benefit Continuation Period	Outplacement Services
Franklin	3	3	36 Months
Schuller	2	2	6 Months
Luning	2	2	6 Months
Arnold	2	2	6 Months
Huwar	2	2	6 Months
Palmer	1	1	6 Months

See “Quantification of Potential Payments and Benefits to Essential’s Named Executive Officers in Connection with the Merger” beginning on page 110 for the estimated cash severance amounts that each of Essential’s named executive officers would receive under their change in control or employment agreement upon a qualifying termination. Based on the assumptions described above under “ —Certain Assumptions,” the estimated aggregate amount of the cash severance payments that Essential’s executive officer who is not a named executive officer would receive under such executive’s change in control agreement upon a qualifying termination is $387,771, and the amounts of the health benefit continuation and outplacement services that Essential’s executive officer who is not a named executive officer would receive under such executive’s change in control agreement upon a qualifying termination are $33,278 and $15,000, respectively.

Nonqualified Retirement Plans

Prior to the effective time, Essential is permitted to terminate its Supplemental Pension Benefit Plan for Salaried Employees, effective as of the closing of the merger, and, to the extent any such plan has not been liquidated prior to the closing, American Water will cause all benefits under such plans to be paid as soon as reasonably practicable following the closing. The following executive officers participate in the Supplemental Pension Benefit Plan for Salaried Employees: Messrs. Franklin and Luning. The estimated aggregate amount of all benefits under such plans that will be accelerated in connection with the merger is $18,700,000, approximately $15,800,000 of which relates to benefits payable to Messrs. Franklin (approximately $12,700,000) and Luning (approximately $3,100,000) pursuant to the terms of their respective change in control arrangements, and approximately $2,900,000 of which relates to benefits that would become payable to other plan participants in connection with a plan termination.

Retiree Medical Plan

Prior to the effective time, Essential may adopt an amendment to its post-employment welfare benefit arrangements to provide that they may not be terminated by Essential or a successor for up to three years following the effective time. As of the date of this joint proxy statement/prospectus, the only Essential executive officers eligible to participate in Essential’s retiree medical plan are Messrs. Franklin and Luning, and the estimated value of their benefits is approximately $261,000 and $189,000, respectively.

New Management Arrangements

American Water will enter into a letter agreement with each of Mr. Schuller and Ms. Arnold, to be effective as of the effective time, pursuant to which (i) during a two-year employment period in new roles with American Water (Executive Vice President and Chief Strategy Officer and President, Regulated Operations, respectively) following the effective time, each such executive may terminate their employment for good reason (as defined in their change in control agreements) and receive the severance benefits provided for therein and (ii) their outstanding equity awards will be converted into American Water equity awards and the vesting of such awards will accelerate in full as of the effective time. As of the date of this joint proxy statement/prospectus, no such letter agreements have been entered into with either Mr. Schuller or Ms. Arnold.

In addition, American Water will enter into an employment agreement with Mr. Franklin in a new role with American Water (Executive Vice Chair), to be effective as of the effective time, pursuant to which, (i) compensation for the two-year period following the effective time will be commensurate with the compensation opportunities (including any minimums or maximums) and perquisites and benefits (including pension accruals under the retirement income plan and the associated non-qualified retirement plan) provided to him as of October 26, 2025, subject to any increases between such date and the effective time permitted in accordance with the terms of the merger agreement, (ii) his change in title and responsibility will be considered a diminution of duties and therefore will trigger his change in control protections, and (iii) his outstanding Essential equity awards will be converted into American Water equity awards and the vesting of such awards will accelerate in full as of the effective time. American Water or Essential may enter into new employment or other arrangements with other executive officers in the future. As of the date of this joint proxy statement/prospectus, no such letter agreement has been entered into with Mr. Franklin.

The terms of the prospective employment arrangements for each of Mr. Schuller, Ms. Arnold, and Mr. Franklin as set forth herein are not expected to provide for any material increases to the levels of compensation and benefits that each of such executive officers was eligible to receive prior to the effective time.

Except as otherwise set forth herein, as of the date of this joint proxy statement/prospectus, none of the other Essential executive officers has entered into any agreement with American Water regarding employment with, or compensation to be received from, American Water on a prospective basis following the effective time and there have been no discussions of any such arrangements between American Water and any of such executive officers.

Section 280G Matters

Essential may, in consultation with American Water, for any executives that Essential reasonably determines to be “disqualified individuals” within the meaning of Section 280G of the Code who may be subject to adverse tax treatment under Section 280G of the Code as the result of “excess parachute payments” within the meaning of Section 280G of the Code, in order to mitigate the potential for such adverse tax treatment thereunder, if the closing of the merger is anticipated to occur (i) in 2026, pay in 2025 cash incentive compensation that would otherwise be payable in 2026 and settle equity incentive awards in 2025 that would otherwise have been settled in accordance with the terms of such awards in 2026, or (ii) in 2027, pay in 2026 cash incentive compensation that would otherwise be payable in 2027 and settle equity incentive awards in 2026 that would otherwise have been settled in accordance with the terms of such awards in 2027, subject, in each case, to a customary clawback in the event that such payment, vesting, or settlement would not have otherwise occurred in the ordinary course. In addition, Essential may obtain third-party valuations of restrictive covenants that include a reasonable compensation analysis.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, from and after the effective time, American Water will indemnify certain persons, including Essential’s directors and executive officers. In addition, for a period of six years from the effective time, American Water will maintain insurance policies for the benefit of certain persons, including Essential’s directors and executive officers. For additional information, see “The Merger Agreement—Covenants and Agreements—Indemnification and Insurance” beginning on page 139.

Quantification of Potential Payments and Benefits to Essential’s Named Executive Officers in Connection with the Merger

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of Essential that is based on, or otherwise relates to, the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section, such term refers to the merger-related compensation payable to the named executive officers of Essential. For additional details regarding the terms of the payments and benefits described below, see the discussion under the caption “ —Interests of Essential Directors and Executive Officers in the Merger” beginning on page 105.

The amounts shown in the table below are estimates of the payments and benefits (on a pre-tax basis) that each of the Essential named executive officers would receive based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described above under “ —Certain Assumptions” and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the merger.

The amounts in the table do not include amounts that Essential’s named executive officers were already vested in as of December 29, 2025. In addition, these amounts do not attempt to forecast any compensation increases, additional equity award grants or issuances or forfeitures that may occur prior to the completion of the merger. As a result of the aforementioned assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Other ($)(4)	Total ($)
Christopher H. Franklin	$7,948,521	$9,704,649	$212,350	$207,702	$18,073,222
Daniel J. Schuller	$2,355,295	$2,565,788	$91,556	$56,364	$5,069,003
Matthew R. Rhodes(5)	$—	$—	$—	$—	$—
Christopher P. Luning	$1,822,422	$1,789,215	$91,298	$39,704	$3,742,639
Colleen M. Arnold	$1,468,849	$1,032,225	$84,498	$22,270	$2,607,843
Michael A. Huwar	$1,398,904	$979,943	$84,498	$21,086	$2,484,431

(1)

Cash. Includes cash severance and prorated target 2025 annual bonus for each named executive officer. The cash severance amount payable to each named executive officer equals 3 times (in the case of Mr. Franklin) or 2 times (in the case of the other named executive officers) the sum of (i) the executive officer’s base salary and (ii) 100% of the executive officer’s annual bonus opportunity. Such cash severance and pro-rated target bonus amounts are “double-trigger” and therefore payable pursuant to the applicable named executive officer’s change in control or employment agreement if, within 90 days (six months in the case of Mr. Franklin) prior to or 24 months following, a change in control, such named executive officer experiences a qualifying termination. For further information, see “ —Interests of Essential Directors and Executive Officers in the Merger—Change in Control Agreements.”

Name	Cash Severance ($)	Pro Rata Annual Bonus ($)	Total ($)
Christopher H. Franklin	$6,772,500	$1,176,021	$7,948,521
Daniel J. Schuller	$1,955,000	$400,295	$2,355,295
Matthew R. Rhodes	$—	$—	$—
Christopher P. Luning	$1,536,000	$286,422	$1,822,422
Colleen M. Arnold	$1,260,000	$208,849	$1,468,849
Michael A. Huwar	$1,200,000	$198,904	$1,398,904

(2)

Equity. The values in this column include accelerated vesting of unvested Essential stock options, RSUs and PSUs upon each named executive officer’s qualifying termination. This accelerated vesting is generally a “double trigger” benefit and therefore applies upon the applicable named executive officer’s qualifying termination of employment within 90 days (six months in the case of Mr. Franklin) prior to or 24 months following, a change in control; provided, however, that, as described further in “ —Interests of Essential Directors and Executive Officers in the Merger—New Management Arrangements,” in the case of Messrs. Franklin and Schuller and Ms. Arnold, their unvested equity awards will be converted into American Water equity awards and accelerate at the closing, which is a “single trigger” benefit. For further details regarding the treatment of Essential equity awards in connection with the merger, see “ —Interests of Essential Directors and Executive Officers in the Merger—Treatment of Outstanding Equity Awards” and “ —Interests of Essential Directors and Executive Officers in the Merger—Change in Control Agreements.” The estimated values of such awards are shown in the following table:

Name	Essential Stock Options ($)	Essential RSUs ($)	Essential PSUs ($)	Total ($)
Christopher H. Franklin	$463,726	$3,126,252	$6,114,671	$9,704,649
Daniel J. Schuller	$120,221	$821,728	$1,623,839	$2,565,788
Matthew R. Rhodes	$—	$—	$—	$—
Christopher P. Luning	$83,104	$572,535	$1,133,577	$1,789,215
Colleen M. Arnold	$49,005	$332,218	$651,002	$1,032,225
Michael A. Huwar	$46,617	$315,534	$617,792	$979,943

(3)

COBRA and Outplacement Benefits. The amounts listed in this column include the estimated cost of payment of premiums for coverage under COBRA for the named executive officer and such named executive officer’s eligible dependents, if any, equal to 24 months (or 36 months in the case of Mr. Franklin) under the applicable Essential employee benefit plans and the cost of outplacement services for six months (or 36 months in the case of Mr. Franklin), as described in more detail above under “ —Interests of Essential Directors and Executive Officers in the Merger—Change in Control Agreements.” These are “double trigger” benefits and therefore apply upon the applicable named executive officer’s qualifying termination of employment within 90 days (six months in the case of Mr. Franklin) prior to or 24 months following, a change in control.

Name	COBRA Benefit ($)	Outplacement Services ($)	Total ($)
Christopher H. Franklin	$102,350	$110,000	$212,350
Daniel J. Schuller	$66,556	$25,000	$91,556
Matthew R. Rhodes	$—	$—	$—
Christopher P. Luning	$66,298	$25,000	$91,298
Colleen M. Arnold	$59,498	$25,000	$84,498
Michael A. Huwar	$59,498	$25,000	$84,498

(4)

Accrued Dividend Equivalents. The amounts listed in this column represent the amount of accrued dividend equivalents in respect of Essential equity awards. Dividend equivalents accrue and are paid when the corresponding equity awards are earned, if applicable, and paid/settled. These are “double trigger” benefits and therefore payable pursuant to the applicable named executive officer’s qualifying termination of employment within 90 days (six months in the case of Mr. Franklin) prior to or 24 months following, a change in control.

(5)	Matthew R. Rhodes, Former EVP, Strategy and Corporate Development, resigned on September 20, 2024, and is not entitled to any severance or termination payments in connection with the merger.

Accounting Treatment of the Merger

The merger will be accounted for using the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations, which is referred to as ASC 805. In accordance with GAAP, one of the two companies in the merger is required to be designated as the acquirer for accounting purposes based on the evidence available. American Water has been treated as the acquirer for accounting purposes, and thus, accounts for the merger as a business combination in accordance with ASC 805. In identifying American Water as the acquiring entity for accounting purposes, the companies took into account the (i) intended corporate governance structure of the combined company, (ii) the relative voting rights in the combined company after the merger, (iii) the composition of the senior management of the combined company, (iv) the terms of the exchange of equity interests, and (v) the size of each of the companies. In assessing the size of each of the companies, the companies evaluated various metrics, including, but not limited to, assets, revenue, operating income, operating cash flows, and employees. No single factor was the sole determinant in the overall conclusion that American Water is the accounting acquirer; rather, all factors were considered in arriving at such conclusion.

The combined company will measure Essential’s assets acquired and liabilities assumed at their fair values, including net tangible and identifiable intangible assets acquired and liabilities assumed, as of the acquisition date. Any consideration transferred in a business combination in excess of those fair values will be recorded as goodwill.

Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present.

The total consideration transferred by American Water in connection with the merger and the related allocation of the total merger consideration to the acquired assets and assumed liabilities of Essential reflected in the unaudited pro forma condensed combined financial information is based on preliminary estimates using assumptions American Water management and Essential management believe are reasonable based on currently available information. The total consideration transferred by American Water in connection with the merger and fair value assessment of assets and liabilities will be based in part on a detailed valuation that has not yet been completed.

Exchange of Shares

The conversion of shares of Essential common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. Prior to the effective time, American Water will appoint an exchange agent. At or prior to the effective time, American Water will deposit, or cause to be deposited, with the exchange agent, in trust for the benefit of the holders of Essential common stock, certificates representing the shares of American Water common stock issuable in the merger (or American Water shall make appropriate alternate arrangements for shares of American Water common stock that will be uncertificated). As soon as reasonably practicable after the effective time of the merger, the exchange agent will exchange certificates formerly representing shares of Essential common stock for merger consideration to be received in the merger pursuant to the merger agreement (or alternate arrangements will be made for uncertificated shares of American Water common stock). All certificates or alternatives representing the shares of American Water common stock issuable in the merger (including the amount of any dividends or distributions payable with respect to Essential common stock and cash in lieu of fractional shares of American Water common stock) are referred to as the exchange fund.

After the merger is completed, the exchange agent will send to each Essential shareholder whose shares are represented by certificates a letter of transmittal and instructions for use in surrendering shares of Essential common stock in exchange for (i) certificates representing whole shares of American Water common stock (or appropriate alternative arrangements made by American Water if uncertificated shares of American Water common stock will be issued), (ii) cash in lieu of fractional shares of American Water common stock, and (iii) any dividends or distributions payable with respect to such Essential common stock. The exchange of any book-entry shares will be made in accordance with the exchange agent’s customary procedures with respect to securities held in book-entry form.

For more information, see “The Merger Agreement—Conversion of Shares; Exchange of Certificates” beginning on page 121.

Treatment of Essential’s Existing Debt; Financing

There is no financing condition to the merger.

In connection with the merger, the parties have agreed to cooperate in good faith to mutually determine and use commercially reasonable efforts to implement any necessary, appropriate, or desirable arrangements regarding each party’s and its subsidiaries’ credit agreements, indentures, or other documents governing or relating to their respective indebtedness. These arrangements may include amendments, consents, redemption, payoff, new financing, or other actions with respect to refinancing or retaining a party’s or its subsidiaries’ credit agreements or notes.

If Essential does not obtain an amendment, waiver, or other modification to a specified credit agreement prior to the date that is 30 days prior to the anticipated closing date of the merger, Essential will use commercially reasonable efforts to repay in full and terminate such credit agreement on or prior to the closing date of the merger.

Essential has also agreed to (i) use its commercially reasonable efforts to commence offers to prepay (including change in control offers) all of the notes issued pursuant to that certain Note Purchase Agreement, dated as of November 3, 2016 (as amended, restated or otherwise modified from time to time), by and among Essential and the note purchasers thereto, which is referred to as the Essential 2016 NPA, and cause its subsidiaries, and direct its and their respective non-legal representatives, to provide all cooperation reasonably requested by American Water in connection with any such prepayment, or (ii) obtain a waiver of, or an amendment or modification to, the Essential 2016 NPA such that the closing shall not constitute a change in control event under the Essential 2016 NPA.

Neither American Water nor Essential will be required to (i) incur any liability or pay any consent fees in order to obtain any such consent which would require any such fees to be payable prior to the closing of the merger, (ii) agree to any amendment to, or modification of, any contract, or to waive any rights thereunder, as a condition to obtaining such consent if such amendment, modification, or waiver would be effective prior to the closing of the merger, or (iii) unreasonably interfere with any customer relationship of either American Water, Essential, or any of their respective affiliates.

No Appraisal or Dissenters’ Rights in the Merger

Under the provisions of the DGCL, American Water shareholders will not be entitled to any appraisal or dissenters’ rights under the DGCL in connection with the merger or any other transactions described in this joint proxy statement/prospectus.

Under Pennsylvania law, Essential shareholders will not be entitled to any appraisal or dissenters’ rights in connection with the merger or any other transactions described in this joint proxy statement/prospectus.

NYSE Listing of American Water Common Stock; Delisting and Deregistration of Essential Common Stock

A condition to the parties’ obligations to effect the merger includes the requirement that the shares of American Water common stock to be issued as consideration in the merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

If the merger is completed, there will no longer be any publicly held or traded shares of Essential common stock. Accordingly, prior to the effective time, the parties will use reasonable best efforts to begin the process of delisting Essential common stock from the NYSE and deregistering Essential common stock under the Exchange Act as soon as practicable after the effective time.

Expected Timing of the Merger

American Water and Essential currently expect the merger to be completed by the end of the first quarter of 2027, subject to the satisfaction or waiver of customary closing conditions, including, among others: (i) the approval of the merger agreement proposal by Essential shareholders, (ii) the approval of the share issuance proposal by American Water shareholders, (iii) the authorization for listing of shares of American Water common stock to be issued as merger consideration in the merger on the NYSE, (iv) receipt of the required state regulatory approvals from the applicable PSCs and the occurrence of the HSR clearance, in each case of this clause (iv), (A) that have become final orders (as defined below) and (B) without the imposition of terms or conditions that, individually or in the aggregate, constitute a burdensome effect (as defined below), and (v) the absence of any law or judgment that prevents, makes illegal, or prohibits the completion of the merger.

However, American Water and Essential cannot predict the actual date on which the merger will be completed because completion is subject to conditions beyond their control and it is possible that such conditions could result in the merger being completed earlier or later or not being completed at all. See “Regulatory Matters Relating to the Merger” beginning on page 118 and “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 140.

U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to U.S. holders (as defined below) that exchange shares of Essential common stock pursuant to the merger. This discussion is based on the Code, the U.S. Treasury Regulations promulgated thereunder, and interpretations of such authorities by the courts and the IRS all as in effect as of the date hereof, and all of which are subject to differing interpretation or change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion assumes that the merger will be completed in accordance with the merger agreement and as further described in this joint proxy statement/prospectus. Neither American Water nor Essential intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. No assurance can be given that the IRS will not challenge the conclusions herein or that a court would not sustain such a challenge.

This discussion is limited to U.S. holders that hold their Essential common stock as a “capital asset” within the meaning of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances, nor does it apply to U.S. holders subject to special treatment under the U.S. federal income tax laws, such as:

•	tax-exempt entities (including private foundations);

•	partnerships, S corporations, or other pass-through entities (or an investor in a partnership, S corporation or other pass-through entity);

•	U.S. expatriates, former citizens, or long-term residents of the United States;

•	persons who acquired their shares of Essential common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	banks, insurance companies, and other financial institutions;

•	regulated investment companies or mutual funds;

•	real estate investment trusts or real estate mortgage investment conduits;

•	dealers or brokers in securities, commodities, or foreign currencies;

•	traders who elect to apply a mark-to-market method of accounting;

•	persons who have a functional currency other than the U.S. dollar;

•

persons who hold their shares of Essential common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, wash sale, integrated investment, or other risk-reduction transaction for U.S. federal income tax purposes;

•	persons who hold their shares of Essential common stock in individual retirement accounts and other tax-deferred accounts;

•

persons required to accelerate the recognition of any item of gross income with respect to their shares of Essential common stock as a result of such income being recognized on an applicable financial statement; and

•

persons who actually or constructively own 5% or more of Essential common stock by vote or value or will own 5% or more of American Water common stock by vote or value immediately following the merger.

This discussion does not address any alternative minimum tax, the Medicare contribution tax or any U.S. federal estate, gift, or other non-income tax consequences or any state, local, or non-U.S. tax consequences.

For purposes of this discussion, a U.S. holder is a beneficial owner of shares of Essential common stock that is, for U.S. federal income tax purposes:

•	a citizen or an individual resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal tax purposes, organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Essential common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, entities or arrangements treated as a partnership for U.S. federal income tax purposes that hold shares of Essential common stock, and any partners in such partnerships, should consult their tax advisors regarding the tax consequences of the merger.

U.S. holders should consult their tax advisors as to the U.S. federal income tax consequences of the merger, including the income tax consequences arising from such U.S. holders’ particular circumstances, and as to any estate, gift, state, local, or non-U.S. tax consequences arising out of the merger.

Treatment of the Merger

The following discussion regarding the U.S. federal income tax consequences of the merger assumes that the merger will be consummated as described in the merger agreement and this joint proxy statement/prospectus. American Water and Essential intend for (and have agreed to use their respective commercially reasonable efforts to cause) the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of American Water and Essential to consummate the merger is not conditioned upon the receipt of an opinion from counsel that the merger would so qualify. As discussed above, neither American Water nor Essential intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger, and there is no guarantee that the IRS or a court will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Code. Provided that the merger qualifies as a “reorganization” under Section 368(a) of the Code, the U.S. federal income tax consequences to U.S. holders will generally be as follows:

•

no gain or loss will be recognized by, or be includable in the income of, a U.S. holder as a result of the receipt of American Water common stock pursuant to the merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of American Water common stock, as described below;

•

the aggregate tax basis in the shares of American Water common stock received by a U.S. holder pursuant to the merger (including fractional shares deemed received as described below) will be equal to such U.S. holder’s aggregate tax basis in its Essential common stock surrendered in exchange for the American Water common stock;

•

a U.S. holder’s holding period for the American Water common stock received in the merger (including fractional shares deemed received as described below) will include the holding period for the Essential common stock surrendered in the merger; and

•

a U.S. holder that receives cash in lieu of a fractional share of American Water common stock will generally be treated as having received such fractional share pursuant to the merger and then as having received such cash as consideration for the sale of such share. Gain or loss will generally be recognized based on the difference between the amount of cash received in lieu of the fractional share and such U.S. holder’s adjusted basis in the fractional share. Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the relevant shares is greater than one year. For U.S. holders of Essential common stock that are non-corporate holders, long-term capital gain generally will be subject to tax at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The deductibility of capital losses is subject to limitations.

If a U.S. holder of Essential common stock acquired different blocks of Essential common stock at different times or at different prices, such U.S. holder’s holding period and basis will be determined separately with respect to each block of Essential common stock. Any such U.S. holder should consult its tax advisor regarding the holding periods of the particular shares of American Water common stock received in the merger.

If the merger does not so qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes and is therefore taxable for U.S. federal income tax purposes, then a U.S. holder of Essential common stock that exchanges such shares of Essential common stock for American Water common stock and cash in lieu of a fractional share will generally recognize gain or loss equal to the difference, if any, between (i) the sum of any cash received in lieu of a fractional share of American Water common stock and the fair market value of the American Water common stock actually received by such U.S. holder and (ii) such U.S. holder’s adjusted tax basis in the Essential common stock exchanged therefor. Gain or loss must be calculated separately for each block of Essential common stock exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain or loss so recognized will be long-term capital gain or loss if the U.S. holder’s holding period in a particular block of Essential common stock exceeds one year at the effective time of the merger. Long-term capital gain is taxed at reduced rates for non-corporate holders. The deductibility of capital losses is subject to limitations. A U.S. holder’s aggregate tax basis in the American Water common stock received in the merger will equal the fair market value of such American Water common stock as of the effective time of the merger, and the holding period of such American Water common stock will begin on the date after the merger.

THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, TAX ADVICE. ESSENTIAL SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Litigation Relating to the Merger

Shareholders may file lawsuits challenging the merger, which may name American Water, Essential, members of the American Water board, members of the Essential board, or others as defendants. No assurance can be made as to the outcome of such lawsuits, including the amount of costs associated with defending claims or any other liabilities that may be incurred in connection with the litigation of any claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the merger on the agreed-upon terms, such an injunction may delay the completion of the merger or may prevent the merger from being completed altogether.

REGULATORY MATTERS RELATING TO THE MERGER

General

To complete the merger, American Water and Essential must make filings with and obtain authorizations, approvals, or consents from certain federal and state public utility, antitrust and other regulatory entities. The material federal and state filings, authorizations, approvals or consents are described below. American Water and Essential are not currently aware of any material governmental filings, authorizations, approvals or consents that are required prior to the parties’ completion of the merger other than those described below. If additional filings, authorizations, approvals or consents are required to complete the merger, American Water and Essential contemplate that such filings, authorizations, approvals or consents will be sought or made if required by a governmental entity or if mutually agreed by the parties.

HSR Act

The merger is subject to the requirements of the HSR Act, and the rules and regulations promulgated thereunder, which provide that certain acquisition transactions may not be completed until required information has been furnished to the Antitrust Division of the DOJ and the FTC, and until certain waiting periods have been terminated or have expired. The HSR clearance would not preclude the Antitrust Division or the FTC from challenging the merger on antitrust grounds and seeking to preliminarily or permanently enjoin the proposed merger. Neither American Water nor Essential believes that the merger will violate federal antitrust laws, but there can be no guarantee that the Antitrust Division or the FTC will not take a different position. If the merger is not completed within 12 months after the waiting period ends, American Water and Essential will be required to submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period will have to expire or be earlier terminated before the merger can be completed. The companies expect to make their HSR Act filings at a mutually agreeable time after they have filed their applications with the applicable PSCs.

State Regulatory Approvals

The following is a brief description of state regulatory jurisdiction over the merger and the required state regulatory approvals:

The merger is subject to the receipt of all required state regulatory approvals. In the merger agreement, Essential and American Water agreed, to the extent required or deemed necessary, to make filings or provide notices in connection with the merger to the California Public Utilities Commission, the Illinois Commerce Commission, the Indiana Utility Regulatory Commission, the Kentucky Public Service Commission, the New Jersey Board of Public Utilities, the North Carolina Utilities Commission, the Pennsylvania Public Utility Commission, the Public Utilities Commission of Ohio, the Public Utility Commission of Texas, and the Virginia State Corporation Commission. Essential and American Water expect to obtain, prior to the closing of the merger, a state regulatory approval from each of the applicable PSCs that require such approval. At this time, it is expected that a required state regulatory approval will be required from, and American Water and Essential have made filings with or provided notices to, the following applicable PSCs: the Illinois Commerce Commission, the Kentucky Public Service Commission, the New Jersey Board of Public Utilities, the North Carolina Utilities Commission, the Pennsylvania Public Utility Commission, the Public Utility Commission of Texas, and the Virginia State Corporation Commission.

Each of the applicable PSCs reviewing the merger will utilize standards established by the respective state’s laws and regulations. The standards applied by each applicable PSC may differ. For example, American Water and Essential expect that some will evaluate the merger under a “net benefits” standard, which may require a demonstration that the transactions contemplated by the merger agreement will overall provide a positive benefit to the public, while others will apply a “no harm” standard, which may require a showing that the transaction will not adversely affect the public interest. In addition, certain of the applicable PSCs requiring approval may require that a hearing be conducted as part of their review process.

There can be no assurance that the required state regulatory approvals will be obtained or that such approvals will be obtained in a timely manner. Furthermore, there can be no assurance that any of the applicable PSCs will not impose conditions on their approvals that could have a burdensome effect on either American Water or Essential.

In addition to the approvals and notices described above, the merger may be subject to notification or review by state public utility commissions of other states. It is possible that one or more state public utility commissions may open proceedings to determine whether they have jurisdiction to review or approve the merger. American Water and Essential will be responsible for, and American Water will lead in, scheduling and conducting any meeting, and coordinating, preparing, and making any filings to obtain any other approvals from any state public utility commission necessary, proper, or advisable to complete the merger. If any such commission asserts jurisdiction, there can be no assurance that the relevant governmental entity will approve the merger or that it will not impose conditions on its approval that could have a burdensome effect on either American Water or Essential.

Federal Communications Commission

Under the provisions of the Communications Act of 1934, as amended by the Telecommunications Act of 1996, an entity holding radio licenses for private internal communications must obtain the approval of the FCC before the transfer of control or assignment of those licenses. Certain subsidiaries of Essential hold certain FCC licenses for private internal communications and, thus, must obtain prior FCC approval to assign or transfer control of those licenses. Completion of the merger is not conditioned on the receipt of FCC approval.

THE MERGER AGREEMENT

Explanatory Note Regarding the Merger

The following summary describes certain provisions of the merger agreement. This summary is not complete and is qualified in its entirety by the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and which constitutes part of this joint proxy statement/prospectus. We encourage you to read carefully the merger agreement in its entirety because this summary may not contain all of the information about the merger agreement that is important to you. The rights and obligations of the parties to the merger agreement are governed by the express terms of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus.

The representations, warranties, covenants, and agreements described below and included in the merger agreement were made only for purposes of the merger agreement as of specific dates, were solely for the benefit of the parties to the merger agreement (except as otherwise specified therein), and may be subject to important qualifications (including standards of materiality applicable to the contracting parties that differ from those applicable to others, including a shareholder of American Water or a security holder of Essential), limitations, and supplemental information agreed to by American Water, Merger Sub, and Essential in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties was subject to exceptions as set forth in the confidential disclosure schedules to the merger agreement and may change after the date of the merger agreement. In addition, you should not rely on the covenants and agreements in the merger agreement as actual limitations on the respective businesses of American Water, Merger Sub, and Essential because the parties to the merger agreement may take certain actions that are either expressly permitted in the confidential disclosure schedules to the merger agreement or as otherwise consented to by the appropriate party, which consent may be given without prior and/or any notice to the public. Investors and security holders should not rely on the representations, warranties, covenants, and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of American Water, Merger Sub, and Essential or any of their respective affiliates or businesses. The merger agreement is described below, and included as Annex A, only to provide you with information regarding its terms and conditions and not to provide any other factual information regarding American Water, Merger Sub, and Essential or their respective businesses. Accordingly, the representations, warranties, covenants, and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the filings that each of American Water and Essential has made or will make with the SEC. See “Where You Can Find More Information” beginning on page 183.

Structure of the Merger

Pursuant to the terms and subject to the conditions of the merger agreement, at the effective time, Merger Sub will merge with and into Essential, and Essential will continue as the surviving entity and become a direct, wholly owned subsidiary of American Water. Essential, as the surviving entity of the merger, is sometimes referred to as the surviving corporation.

Closing

Unless another date, time, or place is agreed to in writing by American Water and Essential, the closing will occur on the third business day after the satisfaction or waiver (to the extent permitted under applicable law) of the closing conditions described below under “—Conditions to the Completion of the Merger” (except for those conditions that by their terms are to be satisfied at the closing but subject to the satisfaction or waiver of such conditions).

Effective Time of the Merger

The merger will become effective at the time and on the date that the statement of merger is duly filed with and accepted by the Department of State of the Commonwealth of Pennsylvania or at such later time as is agreed to by the parties and specified in the statement of merger. The filing of the statement of merger is expected to occur on the same date as the closing under the merger agreement.

Merger Consideration Received by Essential Shareholders

At the effective time, each share of Essential common stock issued and outstanding immediately prior to the effective time, other than any shares of Essential common stock owned by American Water or Merger Sub or by Essential as treasury stock (in each case, other than Essential RSAs), will be converted into the right to receive 0.305 shares of validly issued, fully paid, and nonassessable American Water common stock. The aggregate number of such shares of American Water common stock to be issued in the merger is collectively referred to as the merger consideration. The exchange ratio is fixed and will not be adjusted to reflect stock price changes of either American Water common stock or Essential common stock between the dates of the signing of the merger agreement and the completion of the merger. American Water shareholders will continue to own their existing shares of common stock of American Water, the form of which will not be changed by the merger.

Adjustments

The exchange ratio will be equitably adjusted if, at any time between the signing of the merger agreement and the effective time, there is any change in the number or class of the outstanding shares of capital stock of Essential or American Water by reason of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period; provided that such action is not taken in violation of the merger agreement.

Dividends and Distributions

No dividends or other distributions with respect to shares of American Water common stock with a record date after the effective time will be paid to Essential shareholders until such shareholder surrenders its Essential shares for exchange. Likewise, no cash payment in lieu of fractional shares will be paid to such Essential shareholder until it surrenders its Essential shares.

Fractional Shares

Fractional shares of American Water common stock will not be issued in connection with the merger. After the effective time, the exchange agent appointed by American Water will sell on the NYSE the excess of (i) the aggregate number of whole shares of American Water common stock delivered to the exchange agent over (ii) the aggregate number of whole shares of American Water common stock to be distributed to the former holders of Essential common stock. The exchange agent will pay to each former Essential shareholder a portion of the sale proceeds (reduced by any fees of the exchange agent attributed to such sale) based upon the ratio of each shareholder’s fractional share interest to the aggregate amount of fractional share interests to which all former Essential shareholders are entitled.

Conversion of Shares; Exchange of Certificates

The conversion of shares of Essential common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. Prior to the effective time, American Water will appoint an exchange agent. At or prior to the effective time, American Water will deposit, or cause to be deposited, with the exchange agent, in trust for the benefit of the holders of Essential common stock, certificates representing the shares of American Water common stock issuable in the merger. As soon as reasonably practicable after the effective time of the merger, the exchange agent will exchange certificates formerly representing shares of Essential common stock for merger consideration to be received in the merger pursuant to the merger agreement. All certificates representing the shares of American Water common stock issuable in the merger (including the amount of any dividends or distributions payable with respect to Essential common stock and cash in lieu of fractional shares of American Water common stock) are referred to as the exchange fund.

Exchange Procedures

After the merger is completed, the exchange agent will send to each Essential shareholder whose shares are represented by certificates a letter of transmittal and instructions for use in surrendering such shares of Essential common stock in exchange for (i) certificates representing whole shares of American Water common stock (or appropriate alternative arrangements made by American Water if uncertificated shares of American Water common stock will be issued), (ii) cash in lieu of fractional shares of American Water common stock, and (iii) any dividends or distributions payable with respect to such Essential common stock. The exchange of any shares of Essential common stock in book-entry form will be made in accordance with the exchange agent’s customary procedures with respect to securities held in book-entry form, without the need for the delivery of a certificate or an executed letter of transmittal to the exchange agent in respect of such book-entry shares.

No Further Ownership Rights in Essential Common Stock; Transfer Books

After the effective time, there will be no transfers on the stock transfer books of Essential of any shares of Essential common stock outstanding immediately prior to the effective time. Certificates or book-entry shares of Essential common stock presented to the surviving corporation or the exchange agent after the effective time will be canceled and exchanged for (i) the merger consideration payable in respect of such certificates or book-entry shares, (ii) any cash in lieu of fractional shares, and (iii) any dividends or distributions payable with respect to such Essential common stock, without interest.

Termination of Exchange Fund

Any portion of the exchange fund payable that remains undistributed to holders of Essential common stock for one year after the effective time will be returned to American Water upon demand. Thereafter, a holder of Essential common stock must look only to American Water for payment of the merger consideration, any cash in lieu of fractional shares and any dividends or distributions to which the holder is entitled under the terms of the merger agreement.

Lost Certificates

If a certificate formerly representing shares of Essential common stock has been lost, stolen, or destroyed, the exchange agent will deliver the merger consideration, any cash in lieu of fractional shares and any unpaid dividends or distributions properly payable under the merger agreement upon receipt of an affidavit as to that loss, theft, or destruction, and, if required by American Water, the posting of a bond in such reasonable amount as American Water will require as indemnity against any claim that may be made against it with respect to such certificate.

Withholding Taxes

Each of American Water, Merger Sub, Essential, the surviving corporation and the exchange agent will be entitled to deduct and withhold from any consideration payable to any Essential shareholder the amounts it is required to deduct and withhold under the Code or any applicable state, local, or non-U.S. tax law with respect to the making of such payment. Withheld or deducted amounts will be treated for all purposes of the merger agreement as having been paid to the Essential shareholders to whom such amounts would otherwise have been paid.

Treatment of Outstanding Essential Equity Awards

Treatment of Essential Stock Options

Each Essential stock option that is outstanding immediately prior to the effective time will, as of the effective time, whether vested or unvested, be assumed and converted into an adjusted option to acquire a number of shares of American Water common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Essential common stock subject to such Essential stock option and (ii) the exchange ratio, at an exercise price per share of American Water common stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Essential common stock subject to such Essential stock option by (B) the exchange ratio. Each adjusted option will be subject to the same terms and conditions applicable to the corresponding Essential stock option, including any “double trigger” vesting protections, except that for any Essential stock options subject to performance-based conditions, the vesting of the corresponding adjusted options will no longer be subject to achievement of the applicable performance goals.

Treatment of Essential RSAs

Each Essential RSA that is outstanding immediately prior to the effective time will, as of the effective time, be assumed and converted into an adjusted RSA equal to the product of (i) the total number of shares of Essential common stock subject to such Essential RSA and (ii) the exchange ratio, with any fractional shares rounded down to the nearest whole share of restricted American Water common stock. Each adjusted RSA will be subject to the same terms and conditions applicable to the corresponding Essential RSA, including any “double trigger” vesting protections.

Treatment of Essential RSUs and Essential PSUs

Each Essential RSU and Essential PSU that is outstanding immediately prior to the effective time will, as of the effective time, be assumed and converted into an adjusted RSU in respect of a number of shares of American Water common stock equal to the product of (i) the total number of shares of Essential common stock subject to such Essential RSU or Essential PSU, as applicable, as of immediately prior to the effective time and (ii) the exchange ratio, with any fractional shares rounded down to the nearest whole share. Each adjusted RSU will be subject to the same terms and conditions applicable to the corresponding Essential RSU or PSU (including any “double trigger” vesting protections), as applicable, under the Essential stock plan and the applicable award agreement, including vesting terms, except that any adjusted RSU corresponding to an Essential PSU will no longer be subject to any performance-based vesting conditions.

For purposes of the foregoing, the number of shares of Essential common stock subject to each Essential PSU as of immediately prior to the effective time will be determined based on (i) if the applicable performance period is ongoing as of the date of the closing, the greater of (A) the number of shares of Essential common stock subject to such Essential PSU based on actual performance from the beginning of the applicable performance period through the date of the closing or (B) the target number of shares of Essential common stock subject to such Essential PSU, or (ii) if the applicable performance period is completed as of the date of the closing, the number of shares of Essential common stock subject to such Essential PSU based on actual performance as of the end of the applicable performance period.

Articles of Incorporation and Bylaws of the Surviving Corporation

At the effective time, each of the articles of incorporation and the bylaws of Essential as in effect immediately prior to the effective time will be amended and restated in their entirety in the forms set forth on Exhibit A and

Exhibit B to the merger agreement, respectively (with, to the fullest extent permitted by applicable law, such changes as American Water and Essential may agree in writing prior to the effective time), and as so amended and restated, will be the articles of incorporation and bylaws of the surviving corporation until thereafter amended as provided therein or by applicable law.

Certificate of Incorporation and Bylaws of American Water

The American Water bylaws and American Water certificate of incorporation shall remain in effect and will not be amended or modified in connection with the merger or any of the other transactions contemplated by the merger agreement until thereafter amended as provided therein or by applicable law.

American Water Board After the Merger; Committees of the American Water Board

Prior to the effective time, American Water will take all necessary action to increase the size of the American Water board such that, at the effective time, the American Water board will be comprised of 15 directors, which will include the 10 directors serving on the American Water board as of immediately prior to the effective time, who are referred to collectively as the American Water designees, and, following reasonable consultation with American Water, five directors selected by Essential from directors on the Essential board as of the date of the merger agreement, who are referred to collectively as the Essential designees. If any Essential designee is unable or unwilling to serve as a director on the American Water board as of the effective time, Essential will designate a replacement, following reasonable consultation with American Water.

The Board Chair with respect to the American Water board as of immediately prior to the effective time will continue to serve in such position following the effective time. Upon the completion of the merger, Mr. Griffith (or the Chief Executive Officer of American Water immediately prior to the effective time) will continue to serve as a director and President and Chief Executive Officer of American Water, and Mr. Franklin (or the Chief Executive Officer of Essential immediately prior to the effective time) will serve as Executive Vice Chair of the American Water board for a period of two years following the effective time. For additional information regarding the terms of Mr. Franklin’s go-forward employment with American Water, see “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Essential Directors and Executive Officers in the Merger—New Management Arrangements” beginning on page 109.

As of the effective time, the standing committees of the American Water board will consist of American Water’s existing standing committees. The allocation of the American Water designees and the Essential designees on the standing committees of the American Water board will be approximately proportional in the aggregate to the representation of the American Water designees and the Essential designees on the American Water board.

Representations and Warranties

The merger agreement contains generally customary representations and warranties made by each of the parties regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger, which are subject in some cases to exceptions and qualifications (including exceptions and qualifications related to knowledge, materiality, and material adverse effect on the applicable party, as well as those set forth in the confidential disclosure schedules to the merger agreement, as applicable). The representations and warranties in the merger agreement relate to, among other things:

•	corporate existence, good standing, and qualification to conduct business;

•	capitalization and ownership of equity securities;

•	corporate power and authorization to enter into and carry out the obligations under the merger agreement and the enforceability of the merger agreement;

•	absence of any conflict or violation of organizational documents, third-party agreements, or law or regulation as a result of entering into and carrying out the obligations under the merger agreement;

•	governmental and regulatory approvals or consents required to complete the merger;

•	filings and reports with the SEC and other governmental entities and related matters;

•	absence of undisclosed liabilities;

•	absence of a material adverse effect since January 1, 2025;

•	investigations, litigation, or outstanding judgments or orders;

•	accuracy of the information supplied for inclusion in this joint proxy statement/prospectus;

•	compliance with laws, including possession of necessary permits;

•	tax matters;

•	employee benefit matters;

•	employment and labor matters;

•	environmental matters;

•	insurance matters;

•	required vote of shareholders;

•	lack of ownership of the other party’s common stock;

•	regulatory matters, including proceedings;

•	water quality and water rights matters;

•	intellectual property, information technology, and data protection;

•	real property;

•	material contracts;

•	opinion of financial advisor; and

•	finder or broker fees and commission.

Essential has made additional representations and warranties to American Water in the merger agreement with respect to anti-takeover laws and shareholders’ rights plans. American Water has made additional representations and warranties to Essential in the merger agreement with respect to Merger Sub. The representations and warranties of each of the parties to the merger agreement will not survive the completion of the merger.

Material Adverse Effect

For purposes of the merger agreement, material adverse effect, when used in reference to American Water or Essential, means any fact, circumstance, effect, change, condition, occurrence, event, or development that has, individually or in the aggregate with all other changes, a material adverse effect on the business, condition (financial or otherwise), properties, results of operations, liabilities, assets, or operations of American Water and its subsidiaries or Essential and its subsidiaries, as applicable, taken as a whole, or on the ability of American Water or Essential, as applicable, to consummate the transactions contemplated by the merger agreement (including the merger and, in the case of American Water, the share issuance), but will not include any fact, circumstance, effect, change, condition, occurrence, event, or development resulting from or arising out of:

•

changes (i) generally affecting the economy, legislative or political conditions, (ii) generally affecting any financial, securities, commodities or other capital markets, or (iii) in prevailing interest rates, in each case, whether in the United States or elsewhere in the world;

•	changes generally affecting the industry or industries in which American Water and its subsidiaries or Essential and its subsidiaries, as applicable, operate;

•

the execution and delivery of the merger agreement or the public announcement, pendency or performance of the merger or any of the other transactions contemplated by the merger agreement, including (i) any action taken by American Water or its subsidiaries or Essential or its subsidiaries, as applicable, that is expressly required pursuant to the merger agreement, or the failure to take any action specifically prohibited by the merger agreement (in each case, excluding any such actions required to be taken or not taken pursuant to the interim operating covenants summarized below) or (ii) any adverse change in customer, supplier, employee, regulatory, partner, or similar relationships resulting therefrom;

•	any action taken at the written request or with the written consent of the other party;

•

any claim brought or threatened by American Water shareholders or Essential shareholders asserting allegations of breach of fiduciary duty or other violation of applicable law relating to the merger agreement or the transactions contemplated by the merger agreement;

•	any change or proposed change after the date of the merger agreement in applicable law;

•	any change or proposed change after the date of the merger agreement in GAAP or accounting standards or interpretations thereof;

•	geopolitical conditions, the outbreak or escalation of hostilities, any act of war, sabotage, or terrorism, any civil unrest, or any escalation or worsening of any of the foregoing;

•	any public health emergency (including any epidemic or pandemic);

•

any hurricane, snow storm or blizzard, strong winds, ice event, fire, tornado, tsunami, flood, earthquake, or other natural or manmade disaster or severe weather-related event, circumstance, or development;

•

any reduction in the credit rating or outlook of American Water or any of its subsidiaries or Essential or any of its subsidiaries, as applicable, other than a change to a rating, or an outlook contemplating a change to a rating, below investment grade (provided that the facts or occurrences giving rise to or contributing to such change may, if not otherwise excluded from being taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur, be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect);

•

any failure in and of itself by American Water or any of its subsidiaries or Essential or any of its subsidiaries, as applicable, to meet any internal or public projection, budget, forecast, estimate, or prediction in respect of revenues, earnings or other financial or operating metrics for any period (provided that the facts or occurrences giving rise to or contributing to such failure may, if not otherwise excluded from being taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur, be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect);

•

any change in and of itself in the market price or trading volume of shares of American Water common stock or Essential common stock, as applicable, on the NYSE (provided that the facts or occurrences giving rise to or contributing to such failure may, if not otherwise excluded from being taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur, be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect); or

•	any change arising from any requirements imposed by or commitment offered to any governmental entities as a condition to obtaining the HSR clearance or the required state regulatory approvals.

With respect to the first, second, sixth, seventh, eighth, ninth, and tenth bullets of the exceptions immediately above, if any change described therein has had or would reasonably be expected to have a disproportionate adverse effect on American Water and its subsidiaries or Essential and its subsidiaries, as applicable, taken as a whole, relative to other participants in the industries in which American Water and its subsidiaries or Essential and its subsidiaries, as applicable, operate, the incremental disproportionate effect of such change may be taken into account in determining whether there has been, or would be, a material adverse effect, to the extent such change is not otherwise excluded from being taken into account under the definition of material adverse effect.

Conduct of Business Prior to the Effective Time

Conduct of Business

Each of American Water and Essential has agreed to certain covenants in the merger agreement restricting the conduct of its respective business during the interim period.

Each of American Water and Essential has agreed that, except (i) as set forth on American Water’s and Essential’s confidential disclosure schedules, as applicable, delivered in connection with and at the time of the execution and delivery of the merger agreement by the respective parties, or otherwise expressly contemplated or required by the merger agreement, (ii) as required by applicable law or (iii) with the prior written consent of the other party (which consent will not be unreasonably withheld, conditioned or delayed), during the interim period, it will and will cause its subsidiaries to use commercially reasonable efforts to:

•	conduct its business in the ordinary course of business consistent with past practice in all material respects; and

•	preserve intact its present business organizations and maintain their relationships with governmental entities, customers and suppliers and others having significant business dealings with them.

Each of American Water and Essential has also agreed that the other party may, and may cause its subsidiaries to, take reasonable good faith actions in compliance with applicable law with respect to any operational emergencies (including any emergency restoration measures in response to any hurricane, snow storm or blizzard, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural or manmade disaster or severe weather-related event, circumstance or development), equipment failures, outages, or an immediate and material threat to the health or safety of natural persons; provided that such party shall reasonably consult with the other party with respect to any such actions (prior to taking such actions, to the extent reasonably practicable) and will consider in good faith feedback from the other party with respect to such actions.

Conduct of Essential’s Business

In addition, without limiting the generality of the covenants and exceptions described under “—Conduct of Business Prior to the Effective Time—Conduct of Business,” Essential has agreed that, except (i) as set forth in the confidential disclosure schedule delivered by Essential or otherwise required or expressly contemplated by the merger agreement, (ii) as required by applicable law, or (iii) with the prior written consent of American Water (which consent will not be unreasonably withheld, conditioned or delayed), during the interim period, Essential will not, and will not permit any of its subsidiaries to, do any of the following:

•

amend the organizational documents of Essential or any of its subsidiaries, other than, in the case of any organizational document of a subsidiary, in a manner that would be materially adverse to American Water or that would reasonably be expected to interfere with the completion of the merger;

•

declare, set aside or pay dividends or make any distribution in respect of any Essential equity securities, other than (i) the declaration and payment of quarterly cash dividends with respect to the Essential common stock on a schedule consistent with Essential’s past practices in an amount not in excess of the amounts set forth in the confidential disclosure schedule delivered by Essential, (ii) the declaration and payment of dividends from a subsidiary to Essential or to another wholly owned subsidiary, and (iii) dividend equivalents accrued or payable by Essential in respect of equity awards in accordance with the applicable award agreements;

•

(i) split, combine or reclassify any Essential equity securities or authorize or propose the issuance of other securities of Essential or (ii) repurchase, redeem or otherwise acquire any Essential equity securities, except for transactions (A) among Essential and any wholly owned subsidiary, (B) among wholly owned subsidiaries which remain wholly owned subsidiaries after completion of such transaction, (C) required by any specified Essential benefit plan, and (D) pursuant to the Essential Dividend Reinvestment and Direct Stock Purchase Plan (and, in the case of transactions described in foregoing clauses (A) and (B), if they are in the ordinary course of business consistent with past practice and do not adversely affect Essential);

•

except for transactions (i) among Essential and any wholly owned subsidiary or (ii) among wholly owned subsidiaries, in each case, in the ordinary course of business consistent with past practice and that do not adversely affect Essential, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any Essential equity securities (except as otherwise provided by the terms of the merger agreement or as required by the terms of any specified Essential benefit plan or the Essential Dividend Reinvestment and Direct Stock Purchase Plan), other than (A) issuances of shares of Essential common stock in respect of any exercise of Essential stock options and settlement of any equity awards outstanding on the date of the merger agreement or as may be granted after such date as permitted under the merger agreement in accordance with their respective terms and (B) the issuances of Essential common stock pursuant to the terms of Essential’s employee stock purchase plan in respect of such offering period;

•

adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the merger and other than any merger, consolidation, restructuring or reorganization among wholly owned subsidiaries in the ordinary course of business consistent with past practice and that do not adversely affect Essential;

•

redeem, repurchase, defease, cancel or otherwise acquire indebtedness of Essential or its subsidiaries, other than (i) transactions among Essential and any wholly owned subsidiary or among wholly owned subsidiaries, in each case, in the ordinary course of business consistent with past practice and that do not adversely affect Essential, (ii) any required amortization payments and mandatory prepayments, and (iii) indebtedness arising under agreements specified in the confidential disclosure schedule delivered by Essential, in each case, in accordance with the terms of the instrument governing such indebtedness as in effect on the date of the merger agreement;

•

create, incur, assume or otherwise be liable with respect to any indebtedness of Essential or its subsidiaries, other than (i) in the ordinary course of business consistent with past practice, (ii) indebtedness incurred by any subsidiary under any loan agreement specified in the confidential disclosure schedule delivered by Essential, (iii) in connection with a refinancing of existing indebtedness on commercially reasonable terms, (iv) for borrowings under its existing commercial paper programs or revolving credit facilities, (v) guarantees and other credit support (including pursuant to support agreements) by Essential of existing indebtedness of any wholly owned subsidiary in the ordinary course of business or (vi) guarantees and other credit support by any subsidiary of obligations of any wholly owned subsidiary in the ordinary course of business; provided that, in the case of each of the foregoing clauses, (A) such actions are not reasonably likely to cause any of Fitch Ratings, Inc., S&P Global Ratings or Moody’s Investors Service to recognize Essential’s corporate credit rating to be less than investment grade and (B) in no event shall any indebtedness incurred pursuant to the foregoing clauses or any amendment, modification or waiver to any indebtedness include any term or provision pursuant to which the completion of the merger or the other transactions contemplated by the merger agreement would reasonably be expected to result in a breach, default or event of default with respect to such indebtedness or permit the holders of any indebtedness of Essential or its subsidiaries to accelerate payment of such indebtedness or require Essential or any subsidiary to voluntarily or involuntarily redeem, replace or repay such indebtedness prior to its scheduled maturity;

•

acquire any assets or any equity interests therein, or make investments in any other person owning, operating or controlling such assets, except, in the case of water or wastewater assets, (i) in the ordinary course of business and consistent with past practice or (ii) acquisitions of such assets that are reasonably expected to be included in the rate base of an applicable regulated subsidiary;

•	enter into any new line of business or conduct any business outside the U.S.;

•

make any loans, advances or capital contributions to any other person, other than (i) in connection with actions permitted by the merger agreement, (ii) in the ordinary course of business consistent with past practice, (iii) between Essential and any wholly owned subsidiary or between wholly owned subsidiaries, or (iv) as required pursuant to any obligation in effect as of the date of the merger agreement;

•

sell, lease, license, transfer, exchange or swap, mortgage (including securitizations), subject to any lien or otherwise dispose in any 12-month period of more than $100 million in the aggregate of its properties or assets, including the capital stock of subsidiaries, other than (i) dispositions among Essential and wholly owned subsidiaries, (ii) dispositions among subsidiaries, (iii) dispositions of obsolete equipment or assets or dispositions of assets being replaced, in each case in the ordinary course of business consistent with past practice, (iv) dispositions according to the terms of restructuring and divestiture plans mandated by any governmental entity, (v) liens arising under first mortgage bonds or similar indentures and related securities and agreements of operating subsidiaries, (vi) under existing credit facilities that provide for the cash collateralization of letters of credit upon a default, and (vii) dispositions of accounts receivable of subsidiaries under accounts receivable financing arrangements and liens associated therewith;

•

(i) materially increase the compensation or other benefits (including equity-based awards), payable or provided to directors, executives, officers, managers or employees, (ii) terminate the employment of any Essential officer or employee with annual base pay in excess of $200,000 other than for cause, (iii) enter into any employment, change of control, separation, retention or similar agreement with any current or future employee, (iv) establish, adopt, enter into, accelerate any rights or benefits under, or amend (other than any amendment that is immaterial or administrative in nature) any plan, policy, program or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except as permitted pursuant to clause (iii) above, or (v) enter into, accelerate any rights or benefits under, amend or renew any collective bargaining agreement or any other labor-related agreement or arrangement with any union except in the ordinary course of business consistent with past practice, except, in each case, as required by the terms of an Essential benefit plan specified in the confidential disclosure schedule delivered by Essential, by any applicable collective bargaining agreement or by applicable Law;

•	waive, release or amend the restrictive covenant obligations of any current or former director, officer, employee, or natural independent contractor of Essential or any subsidiary;

•	engage in any “plant closing,” “mass layoff” or similar act requiring notice under the Worker Adjustment and Retraining Notification Act, or any similar federal, state or local law;

•

materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

•

(i) settle or compromise any material liability for taxes or any tax examination, audit, governmental claim, litigation or other proceeding relating to a material amount of taxes, (ii) change or revoke any material tax election, except in the ordinary course of business, (iii) change any tax accounting period or any material methods of tax accounting, except as required by GAAP, (iv) file any material amended tax return, other than any amended tax return that is not expected to result in any additional material tax liability, (v) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar state, local, or non-U.S. law), (vi) agree to an extension or waiver of any statute of limitations regarding the assessment or collection of any material amount of tax, except in the ordinary course of business, (vii) surrender any right to claim a material refund of taxes, or (viii) request any material ruling from any governmental entity with respect to taxes;

•

pay or settle material legal proceedings, other than payments or settlements (i) that do not exceed $25 million individually or $50 million in the aggregate over a 12-month period, (ii) that were due and payable prior to the date of the merger agreement, or (iii) in connection with regulatory proceedings before any government entities; or

•	agree or commit, in writing or otherwise, to take any of the foregoing actions.

Conduct of American Water’s Business

In addition, without limiting the generality of the covenants and exceptions described under “—Conduct of Business Prior to the Effective Time—Conduct of Business,” American Water has agreed that, except (i) as set forth in the confidential disclosure schedule delivered by American Water or otherwise required or expressly contemplated by the merger agreement, (ii) as required by applicable law, or (iii) with the prior written consent of Essential (which consent will not be unreasonably withheld, conditioned or delayed), during the interim period, American Water will not, and will not permit any of its subsidiaries to, do any of the following:

•

amend the organizational documents of American Water or any of its subsidiaries, other than, in the case of any organizational document of a subsidiary, in a manner that would be materially adverse to Essential or that would reasonably be expected to interfere with the completion of the merger;

•

declare, set aside or pay dividends or make any distribution in respect of any American Water equity securities, other than (i) the declaration and payment of quarterly cash dividends with respect to the American Water common stock on a schedule consistent with American Water’s past practices in an amount not in excess of the amounts set forth in the confidential disclosure schedule delivered by American Water, (ii) the declaration and payment of dividends from a subsidiary to American Water or to another wholly owned subsidiary, and (iii) dividend equivalents accrued or payable by American Water in respect of equity awards in accordance with the applicable award agreements;

•

(i) split, combine or reclassify any American Water equity securities or authorize or propose the issuance of other securities of American Water or (ii) repurchase, redeem or otherwise acquire any American Water equity securities, except for transactions (A) among American Water and any wholly owned subsidiary, (B) among wholly owned subsidiaries which remain wholly owned subsidiaries after completion of such transaction, (C) required by any specified American Water benefit plan, and (D) pursuant to the American Water Dividend Reinvestment and Direct Stock Purchase Plan (and, in the case of transactions described in foregoing clauses (A) and (B), if they are in the ordinary course of business consistent with past practice and do not adversely affect American Water);

•

except for transactions (i) among American Water and any wholly owned subsidiary or (ii) among wholly owned subsidiaries, in each case, in the ordinary course of business consistent with past practice and that do not adversely affect American Water, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any American Water equity securities (except as otherwise provided by the terms of the merger agreement or as required by the terms of any specified American Water benefit plan or the American Water Dividend Reinvestment and Direct Stock Purchase Plan), other than (A) issuances of shares of American Water common stock in respect of any settlement of any restricted share units (including performance share units), phantom shares, restricted stock or similar equity awards with respect to shares of American Water common stock outstanding on the date of the merger agreement or as may be granted after such date as permitted under the merger agreement and (B) the grant of equity compensation awards in the ordinary course of business in accordance with American Water’s customary compensation practices;

•

adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the merger and other than any merger, consolidation, restructuring or reorganization among wholly owned subsidiaries in the ordinary course of business consistent with past practice and that do not adversely affect American Water;

•

redeem, repurchase, defease, cancel or otherwise acquire indebtedness of American Water or its subsidiaries, other than (i) transactions among American Water and any wholly owned subsidiary or among wholly owned subsidiaries, in each case, in the ordinary course of business consistent with past practice and that do not adversely affect American Water, (ii) any required amortization payments and mandatory prepayments, and (iii) indebtedness arising under agreements specified in the confidential disclosure schedule delivered by American Water, in each case, in accordance with the terms of the instrument governing such indebtedness as in effect on the date of the merger agreement;

•

create, incur, assume or otherwise be liable with respect to any indebtedness of American Water or its subsidiaries, other than (i) in the ordinary course of business consistent with past practice, (ii) indebtedness incurred by any subsidiary under any loan agreement specified in the confidential disclosure schedule delivered by American Water, (iii) in connection with a refinancing of existing indebtedness on commercially reasonable terms, (iv) for borrowings under its existing commercial paper programs or revolving credit facilities, (v) guarantees and other credit support (including pursuant to support agreements) by American Water of existing indebtedness of any wholly owned subsidiary in the ordinary course of business, or (vi) guarantees and other credit support by any subsidiary of obligations of any wholly owned subsidiary in the ordinary course of business; provided that, in the case of each of the foregoing clauses, (A) such actions are not reasonably likely to cause any of Fitch Ratings, Inc., S&P Global Ratings or Moody’s Investors Service to recognize American Water’s corporate credit rating to be less than investment grade and (B) in no event shall any indebtedness incurred pursuant to the foregoing clauses or any amendment, modification or waiver to any indebtedness include any term or provision pursuant to which the completion of the merger or the other transactions contemplated by the merger agreement would reasonably be expected to result in a breach, default or event of default with respect to such indebtedness or permit the holders of any indebtedness of American Water or its subsidiaries to accelerate payment of such indebtedness or require American Water or any subsidiary to voluntarily or involuntarily redeem, replace or repay such indebtedness prior to its scheduled maturity;

•

acquire any assets or any equity interests therein, or make investments in any other person owning, operating or controlling such assets, except, in the case of water or wastewater assets, (i) in the ordinary course of business and consistent with past practice or (ii) acquisitions of such assets that are reasonably expected to be included in the rate base of an applicable regulated subsidiary;

•	enter into any new line of business or conduct any business outside the U.S.;

•

make any loans, advances or capital contributions to any other person, other than (i) in connection with actions permitted by the merger agreement, (ii) in the ordinary course of business consistent with past practice, (iii) between American Water and any wholly owned subsidiary or between wholly owned subsidiaries, or (iv) as required pursuant to any obligation in effect as of the date of the merger agreement;

•

sell, lease, license, transfer, exchange or swap, mortgage (including securitizations), subject to any lien or otherwise dispose in any 12-month period of more than $200 million in the aggregate of its properties or assets, including the capital stock of subsidiaries, other than (i) dispositions among American Water and wholly owned subsidiaries, (ii) dispositions among subsidiaries, (iii) dispositions of obsolete equipment or assets or dispositions of assets being replaced, in each case in the ordinary course of business consistent with past practice, (iv) dispositions according to the terms of restructuring and divestiture plans mandated by any governmental entity, (v) liens arising under first mortgage bonds or similar indentures and related securities and agreements of operating subsidiaries, (vi) under existing credit facilities that provide for the cash collateralization of letters of credit upon a default, and

(vii) dispositions of accounts receivable of subsidiaries under accounts receivable financing arrangements and liens associated therewith;

•

(i) materially increase the compensation or other benefits (including equity-based awards), payable or provided to directors or officers with a title of Vice President and above, (ii) terminate the employment of any American Water officer with a title of Senior Vice President and above other than for cause, (iii) enter into any employment, change of control or retention agreement with any current or future employee, (iv) establish, adopt, enter into, accelerate any rights or benefits under, or amend (other than any amendment that is immaterial or administrative in nature) any plan, policy, program or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except as permitted pursuant to clause (iii) above, or (v) enter into, accelerate any rights or benefits under, amend or renew any collective bargaining agreement or any other labor-related agreement or arrangement with any union except in the ordinary course of business consistent with past practice, except, in each case, as required by the terms of an American Water benefit plan specified in the confidential disclosure schedule delivered by American Water, by any applicable collective bargaining agreement, by applicable Law or in the ordinary course of business consistent with past practice;

•	waive, release or amend the restrictive covenant obligations of any current or former director, officer, employee, or natural independent contractor of American Water or any subsidiary;

•	engage in any “plant closing,” “mass layoff” or similar act requiring notice under the Worker Adjustment and Retraining Notification Act, or any similar federal, state or local law;

•

materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

•

(i) settle or compromise any material liability for taxes or any tax examination, audit, governmental claim, litigation or other proceeding relating to a material amount of taxes, (ii) change or revoke any material tax election, except in the ordinary course of business, (iii) change any tax accounting period or any material methods of tax accounting, except as required by GAAP, (iv) file any material amended tax return, other than any amended tax return that is not expected to result in any additional material tax liability, (v) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar state, local, or non-U.S. law), (vi) agree to an extension or waiver of any statute of limitations regarding the assessment or collection of any material amount of tax, except in the ordinary course of business, (vii) surrender any right to claim a material refund of taxes, or (viii) request any material ruling from any governmental entity with respect to taxes;

•

pay or settle material legal proceedings, other than payments or settlements (i) that do not exceed $50 million individually or $100 million in the aggregate over a 12-month period, (ii) that were due and payable prior to the date of the merger agreement or (iii) in connection with regulatory proceedings before any government entities; or

•	agree or commit, in writing or otherwise, to take any of the foregoing actions.

American Water Shareholders Meeting

As required by the merger agreement, American Water has set a record date for, and has duly called and given notice of, and will convene and hold, the American Water special meeting following the mailing of this joint proxy statement/prospectus for the purpose of obtaining the approval by American Water shareholders of the share issuance proposal. Unless the American Water board has made an adverse recommendation change in compliance with the provisions of the merger agreement, American Water will include its recommendation for the American Water shareholders to vote to approve the share issuance proposal in this joint proxy statement/prospectus and will solicit in favor of the approval of the share issuance proposal.

Except with Essential’s prior written consent, American Water may only adjourn or postpone the American Water special meeting (i) to solicit additional proxies for the purpose of obtaining the American Water shareholder approval of the share issuance proposal, (ii) for the absence of a quorum, and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that American Water has determined after consultation with outside legal counsel is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by American Water shareholders prior to the American Water special meeting; provided that American Water may postpone or adjourn the American Water special meeting once for up to 30 days upon the reasonable request of Essential. Without the prior written consent of Essential (which will not be unreasonably withheld, conditioned, or delayed), the share issuance proposal, the American Water adjournment proposal, any other matters of a purely administrative nature as mutually agreed to between the parties and any other matters that are required by applicable law are the only matters to be voted upon by American Water shareholders at the American Water special meeting.

Unless the merger agreement is terminated in accordance with its terms, the obligation of American Water to hold the American Water special meeting and submit the share issuance proposal to American Water shareholders to obtain the shareholder approval will not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any superior proposal or competing proposal, or by any American Water adverse recommendation change.

Essential Shareholders Meeting

As required by the merger agreement, Essential has set a record date for, and has duly called and given notice of, and will convene and hold, the Essential special meeting following the mailing of this joint proxy statement/prospectus for the purpose of obtaining the Essential shareholder approval of the merger agreement proposal. Unless the Essential board has made an adverse recommendation change in compliance with the provisions of the merger agreement, Essential will include its recommendation for the Essential shareholders to vote to approve the merger agreement proposal in this joint proxy statement/prospectus and will solicit in favor of the approval of the merger agreement proposal.

Except with American Water’s prior written consent, Essential may only adjourn or postpone the Essential special meeting (i) to solicit additional proxies for the purpose of obtaining the Essential shareholder approval of the merger agreement proposal, (ii) for the absence of a quorum, and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Essential has determined after consultation with outside legal counsel is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Essential shareholders prior to the Essential special meeting; provided that Essential may postpone or adjourn the Essential special meeting once for up to 30 days upon the reasonable request of American Water. Without the prior written consent of American Water (which will not be unreasonably withheld, conditioned, or delayed), the merger agreement proposal, the Essential adjournment proposal, any other matters of a purely administrative nature as mutually agreed to between the parties and any other matters that are required by applicable law are the only matters to be voted upon by Essential shareholders at the Essential special meeting.

Unless the merger agreement is terminated in accordance with its terms, the obligation of Essential to hold the Essential shareholder meeting and submit the merger agreement proposal to Essential shareholders to obtain the shareholder approval will not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any superior proposal or competing proposal, or by any Essential adverse recommendation change.

No Solicitation by American Water or Essential

Each of American Water and Essential has agreed to promptly cease and terminate any existing discussions or negotiations that may have been ongoing prior to the date of the merger agreement with any person (other than the other party or any of their respective affiliates or representatives) with respect to any competing proposal and to promptly terminate all physical and electronic data room access previously granted to any such person or its representatives.

Each of American Water and Essential has agreed that it will not, and will cause its subsidiaries not to, and will use reasonable best efforts to cause its and their respective representatives not to, directly or indirectly:

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solicit, initiate, or knowingly encourage (including by way of furnishing nonpublic information) or knowingly facilitate any competing proposal or any inquiry regarding, or the making of, a proposal that is or would reasonably be expected to lead to a competing proposal; or

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participate in any discussions or negotiations with any person (other than the other party or any of their respective affiliates or representatives) regarding, or furnish to any such person, any nonpublic information with respect to, or knowingly cooperate in any way with any such person with respect to, any competing proposal or any inquiry or proposal that would reasonably be expected to lead to a competing proposal.

Prior to obtaining shareholder approval of the share issuance proposal, in the case of American Water, or prior to obtaining shareholder approval of the merger agreement proposal, in the case of Essential, if American Water or Essential receives a bona fide written competing proposal that does not result from a material breach of such party’s non-solicitation obligations under the merger agreement and that its board of directors determines in good faith (after consultation with outside legal counsel and a financial advisor) constitutes, or would reasonably be expected to lead to, a superior proposal, such party and its representatives may:

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furnish nonpublic information to the third party making such competing proposal (provided that all such information has previously been provided to or is provided or made available to Essential or American Water, as applicable, prior to or substantially concurrently with the provision of such information to such third party), pursuant to a confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to American Water or Essential, as applicable, than those contained in the confidentiality agreement entered into by American Water and Essential, dated as of August 25, 2025; and

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participate in discussions regarding the terms of such competing proposal, including the terms of a competing agreement with respect thereto, and the negotiation of such terms with the third party making such competing proposal.

Each of American Water and Essential, as applicable, must promptly (and in any event within 24 hours after receipt) notify the other party in writing if such party receives any competing proposal and provide the other party with the material terms and conditions of any such competing proposal and the identity of the third party making any such competing proposal. Each of American Water and Essential, as applicable, must keep the other party reasonably informed in all material respects on a reasonably current basis (and in any event no later than 24 hours) of any material terms and status (including material changes) of any competing proposal and provide to the other party, as soon as reasonably practicable after receipt or delivery thereof, copies of any letter of intent, term sheet, memorandum of understanding or similar written materials (including drafts thereof) exchanged between such party or any of its subsidiaries or representatives, on the one hand, and any third party making such competing proposal or any of its representatives, on the other hand.

Change of Recommendation and Match Rights

Subject to the following paragraph and except for the public disclosure of a recommendation change notice by either party (as discussed below), the American Water board may not change its recommendation that American Water shareholders vote “FOR” the share issuance proposal, and the Essential board may not change its recommendation that Essential shareholders vote “FOR” the merger agreement proposal. Under the merger agreement, a change of recommendation will occur if the American Water board or the Essential board, including any committee thereof:

•	withdraws, changes, qualifies, withholds, or modifies, or proposes publicly to withdraw, change, qualify, withhold or modify, in any manner adverse to the other party, the recommendation;

•	adopts, approves or recommends, or publicly proposes to adopt, approve, or recommend, any competing proposal;

•	fails to include the recommendation in this joint proxy statement/prospectus;

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fails to send to its shareholders, within 10 business days after the commencement of any tender offer or exchange offer relating to shares of American Water common stock or Essential common stock (or, if earlier, at least two business days prior to the special meeting), a statement disclosing that it recommends rejection of such tender or exchange offer and reaffirming its recommendation of the merger agreement and the merger; or

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fails to publicly reaffirm its recommendation of the merger agreement and the merger within 10 business days of the other party’s written request to do so (or, if earlier, at least two business days prior to the special meeting) following the public announcement of any competing proposal (or any material amendment thereto, including any change to the price or form of consideration); provided that such party will not be entitled to make such written request, and the other party’s board of directors will not be required to make such reaffirmation, more than once with respect to any particular competing proposal (or any material amendment thereto).

Any action or failure to act described above is referred to as an adverse recommendation change.

Prior to obtaining shareholder approval of the share issuance proposal, the American Water board may, or, prior to obtaining shareholder approval of the merger agreement proposal, the Essential board may, make an adverse recommendation if (i) American Water or Essential, as applicable, receives a superior proposal that does not result from a material breach of such party’s non-solicitation obligations and (ii) such board determines in good faith (after consultation with outside legal counsel and a financial advisor) that the failure to effect an adverse recommendation change would be inconsistent with its fiduciary duties under applicable law. Prior to making any such adverse recommendation change, the American Water board or the Essential board, as applicable, must comply with the following obligations:

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provide the other party with at least four business days’ prior written notice advising the other party that it is prepared to make an adverse recommendation change, which notice must include the basis for the proposed action of the American Water board or the Essential board, as applicable, and the most current draft of any competing agreement with respect to such superior proposal or, if no draft exists, a summary of the material terms and conditions of such superior proposal;

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during the four-business day period after delivery of such notice, American Water or Essential and their respective representatives, as applicable, must have negotiated in good faith with the other party regarding any revisions to the merger agreement that either American Water or Essential, as applicable, proposes to make to the terms of the merger agreement;

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at the end of such four-business day period and taking into account any changes to the terms of the merger agreement committed to in writing by the other party, the American Water board or the Essential board, as applicable, determines in good faith (after consultation with outside legal counsel and a financial advisor) that the failure to make such adverse recommendation change would be inconsistent with such board’s fiduciary duties under applicable law and that such competing proposal still constitutes a superior proposal; and

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any material revision or amendment to the terms of such superior proposal shall commence a new notice period, except that in such case references to the applicable four-business day period will be deemed to be two business days.

Employee Benefit Matters

From the date the merger is completed through the end of the calendar year immediately following the calendar year in which the merger is completed, American Water will provide to each Essential employee whose employment with Essential (or American Water or any of its subsidiaries) continues after the merger, who is referred to as a continuing employee (other than such employees covered by collective bargaining agreements), while employed, (i) base salary or wage rate, target annual cash incentive opportunity and target long-term performance opportunity that are no less favorable, in the aggregate, than those provided to the continuing employee as of immediately prior to the completion of the merger; provided that (A) American Water will provide each continuing employee with at least the same base salary or wage rate as provided to such continuing employee as of immediately prior to the completion of the merger and (B) any long-term performance opportunities provided may be cash-based or equity-based, as determined by American Water in its sole discretion, and (ii) employee benefits (excluding defined benefit pension benefits, retiree health or welfare benefits, equity-based compensation or change in control, transaction or retention bonuses, which are collectively referred to as the excluded benefits) that are substantially comparable in the aggregate to those (other than the excluded benefits) provided to the continuing employee as of immediately prior to the completion of the merger. In the case of any continuing employee whose terms and conditions of employment are subject to a collective bargaining agreement, American Water will provide for such continued employment to be on such terms and conditions as may be required under that collective bargaining agreement.

The merger agreement does not obligate American Water or any subsidiary, or Essential, to continue the employment of any continuing employee as of or after the effective time. Any continuing employee whose employment is terminated by American Water, Essential or any affiliate thereof without cause during the 12-month period following the completion of the merger, and who is not eligible to receive severance benefits pursuant to an individual agreement with Essential or its subsidiaries, will be eligible to receive certain specified severance benefits, subject to the continuing employee entering into a customary release of claims.

For purposes of vesting, eligibility to participate and accrual and level of benefits under the employee benefit plans of American Water and its subsidiaries after the completion of the merger, each Essential employee will be credited for his or her years of service with Essential and its subsidiaries and their respective predecessors prior to the effective time to the same extent as such Essential employee was entitled, prior to the effective time, to credit for such service under any similar Essential employee benefit plans in which such Essential employee participated or was eligible to participate immediately prior to the effective time. However, the foregoing will not apply if the service credit would result in any duplication of benefits or benefit accrual under a defined benefit pension plan or retiree welfare benefit plan unless otherwise required by a collective bargaining agreement. In addition, (i) American Water will use commercially reasonable efforts to cause each continuing employee to be immediately eligible to participate, without any waiting time, in any and all new plans to the extent coverage under the new plans replaces coverage under an Essential benefit plan in which the Essential employee participated immediately prior to the effective time and (ii) for purposes of each new plan providing medical, dental, pharmaceutical or vision benefits to any Essential employee, American Water will use commercially reasonable efforts to (A) waive all pre-existing condition exclusions and actively-at-work requirements, unless the conditions would not have been waived under the comparable plans of Essential or its subsidiaries in which the employee participated immediately prior to the effective time, and (B) take into account any eligible expenses incurred by the employee and his or her covered dependents during the portion of the plan year of the Essential benefit plan ending on the date the employee begins participation in a corresponding new plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to the employee and his or her covered dependents.

Prior to the effective time, Essential will cause its applicable subsidiaries to satisfy all legal or contractual requirements to provide notice to, or to enter into any consultation procedure with, any union which is representing any Essential employee in connection with the transactions contemplated by the merger agreement.

Following the effective time, American Water will cause the surviving corporation’s applicable subsidiaries to continue to honor the terms of each applicable collective bargaining agreement until such collective bargaining agreement otherwise expires pursuant to its terms or is modified by the parties thereto.

Efforts Related to Consents and Approvals of Governmental Entities

Subject to the terms and conditions of the merger agreement, each of American Water and Essential has agreed to use its reasonable best efforts to promptly take all actions necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by the merger agreement (including the merger), including obtaining all necessary consents and approvals from governmental entities and defending any legal proceedings challenging the merger agreement or the completion of the transactions contemplated by the merger agreement.

In addition, without limiting the foregoing paragraph, and subject to the terms and conditions of the merger agreement (including any limitations relating to burdensome effects described below), each of American Water and Essential has agreed to use its reasonable best efforts to: (i) at a mutually agreeable time, make (A) an appropriate filing pursuant to the HSR Act relating to the merger and thereafter any other required submissions under the HSR Act, (B) all other necessary filings relating to the merger under any other applicable antitrust law and (C) all necessary filings with the FCC; (ii) make all necessary filings with other governmental entities relating to the merger, including any such filings with the applicable PSCs, as promptly as practicable after the date of the merger agreement (and use reasonable best efforts to make, or cause to be made, such filings within 60 days after the date of the merger agreement (or otherwise as extended by mutual agreement of the parties)); and (iii) take any other actions necessary, proper or advisable to consummate and make effective the transactions contemplated by the merger agreement, including taking any action necessary to resolve any objections that any federal antitrust authority or the applicable PSCs may assert under regulatory law with respect to the transactions contemplated by the merger agreement, which may include (1) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of American Water or its subsidiaries or affiliates or of Essential or its subsidiaries or affiliates, and (2) otherwise taking actions that after the date of the closing would limit American Water’s or its subsidiaries’ or affiliates’ freedom of action with respect to one or more of their businesses, product lines or assets, in each case as may be required to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise prevent or materially delay the completion of the merger. American Water and Essential agree to consult with each other and keep each other apprised of any developments and provide the other party with assistance, cooperation and information reasonably required for any such filing made by such party. If any administrative or judicial proceeding is instituted or threatened to challenge any transaction contemplated by the merger agreement as violating regulatory law, American Water and Essential will cooperate and use their reasonable best efforts to contest and resist any such proceeding.

American Water and Essential will jointly be responsible for, and American Water will take the lead in, scheduling and conducting any meeting with any governmental entity or any intervenor in any proceeding relating to the HSR clearance or required regulatory approvals, coordinating, preparing and making any applications and filings with, and communicating with, and resolving any investigation or other inquiry of, any agency or other governmental entity, and determining the strategy and timing for, and making all material decisions relating to, obtaining the HSR clearance, the required state regulatory approvals, and any other approvals from any governmental entity or other person necessary, proper or advisable to consummate the merger.

In using their reasonable best efforts to obtain these required regulatory approvals, under the terms of the merger agreement, American Water, Essential and their respective affiliates will not be required to undertake efforts or take actions (including agreeing to accept or accepting any terms, conditions, liabilities, obligations, commitments, sanctions or other measures and proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of

Essential, American Water or any of their respective affiliates) as may be required to resolve objections, if any, of any federal antitrust authority or any applicable PSC (or any other governmental entity that may assert jurisdiction under applicable law and to which the American Water and Essential deem it necessary, proper or advisable to obtain or make a consent or filing with such governmental entity to consummate the merger) if the taking of such efforts or actions with respect thereto would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, condition (financial or otherwise), properties, results of operations, liabilities, assets or operations of American Water and its subsidiaries and affiliates, taken as a whole, or Essential and its subsidiaries and affiliates, taken as a whole (such foregoing effects are referred to as a burdensome effect); provided that, for purposes of determining whether a potential adverse effect would constitute a burdensome effect, American Water and its subsidiaries and affiliates, taken as a whole, will be deemed to be a consolidated group of entities that is the size and scale of Essential and its subsidiaries and affiliates, taken as a whole. Notwithstanding the foregoing, no undertakings, commitments, actions, terms, conditions or obligations set forth in the sections of the merger agreement relating to American Water’s post-closing organizational documents, directors and officers, or headquarters and operations will constitute or be taken into account in determining whether there has been a burdensome effect. In addition, neither American Water nor Essential is permitted to accept any commitments, actions or conditions in connection with the merger pursuant to any settlement or otherwise with any applicable PSC or any other person without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.

Each of American Water and Essential also agree that it will not, and will cause its respective subsidiaries and affiliates not to, take any action, including acquiring any asset, property, business or person, that would reasonably be expected to (i) materially increase the risk of not obtaining any consent or filing contemplated by the applicable provision of the merger agreement prior to the end date or (ii) result in a consent being required from a state public utility commission (other than an applicable PSC) in connection with the completion of the transactions contemplated by the merger agreement, and each party must promptly notify and consult with the other party with respect to any such contemplated action.

Efforts Related to Consents of Third Parties (Other Than Governmental Entities)

Subject to the terms and conditions of the merger agreement and applicable law, each of American Water and Essential will use its commercially reasonable efforts to obtain all consents from third parties (other than governmental entities) necessary to consummate and make effective the transactions contemplated by the merger agreement.

Headquarters and Operations of American Water

Following the effective time, American Water (i) will retain its current name and maintain its headquarters and principal corporate offices in Camden, New Jersey and (ii) will, and will cause its subsidiaries to, maintain substantial operations within the Commonwealth of Pennsylvania, including (A) maintaining Essential’s office complex located in Bryn Mawr, Pennsylvania for a period of five years following the effective time and (B) maintaining the headquarters and principal corporate offices for Essential’s natural gas business in Pittsburgh, Pennsylvania in accordance with Essential’s settlement with the Pennsylvania Public Utility Commission in connection with the acquisition of the natural gas business.

Community Development and Charitable Contributions

During the two-year period following the effective time, American Water will provide community development and charitable contributions within Essential’s and its subsidiaries’ utility service areas at levels consistent with those historically provided by Essential and its subsidiaries, and thereafter, at levels consistent with those of American Water and its subsidiaries within their utility service areas.

Integration Planning Committee

American Water and Essential have created a special transition committee to oversee integration planning, including consulting with respect to operations and major regulatory decisions, providing approvals or consents related to interim operating covenants, and, after the expiration or termination of the HSR Act waiting period, providing post-closing operations recommendations, subject to applicable law. Such committee is co-led by a designee of each of American Water and Essential.

Indemnification and Insurance

All rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors, officers and employees of Essential and its subsidiaries as provided in the organizational documents or indemnification agreements of Essential and its subsidiaries, in each case, as in effect as of the effective time, will survive the merger and will continue in full force and effect as obligations of the surviving corporation. For a period of six years after the effective time, American Water will cause the surviving corporation to maintain the exculpation, indemnification and advancement of expenses provisions in effect immediately prior to the effective time unchanged and will not amend, repeal or otherwise modify them in any manner adverse to any such individuals. American Water will assume, guarantee, and be jointly and severally liable for the full performance of these obligations in accordance with the applicable provisions of the merger agreement.

For a period of six years after the effective time, American Water will cause the surviving corporation to maintain insurance policies for the persons who are covered by Essential’s existing directors’ and officers’ liability insurance and fiduciary liability insurance with respect to matters existing or occurring at or prior to the effective time; provided that American Water will not be required to pay in excess of 300% of the last annual premium paid by Essential prior to the date of the merger agreement for its existing coverage in the aggregate. Alternatively, American Water may direct Essential to purchase “tail” insurance coverage, at a cost no greater than the aggregate amount which the surviving corporation would be permitted to spend during the six-year period, that provides coverage not materially less favorable than described above.

Essential Indebtedness

Under the terms of the merger agreement, American Water and Essential will use commercially reasonable efforts to implement any necessary, appropriate or desirable arrangements, in anticipation of the completion of the merger and the other transactions contemplated by the merger agreement, regarding each party’s and its subsidiaries’ credit agreements, indentures or other documents governing or relating to indebtedness of the parties and their subsidiaries.

Additionally, Essential will use commercially reasonable efforts to (i) commence offers to prepay all of the notes issued pursuant to the Essential 2016 NPA and cause its subsidiaries, and direct its and their respective non-legal representatives, to provide all cooperation reasonably requested by American Water in connection with any such prepayment or (ii) obtain a waiver of, or an amendment or modification to, the Essential 2016 NPA so that the completion of the merger will not constitute a “change in control” or a “control event” under the Essential 2016 NPA.

Additional Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between American Water and Essential in the preparation of this joint proxy statement/prospectus;

•	consultation between American Water and Essential with respect to the issuance of any press release or public announcements relating to the merger;

•	confidentiality and access by each party to certain information about the other party during the interim period;

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actions to be taken by American Water with respect to the listing on the NYSE of the shares of American Water common stock issuable as merger consideration, subject to official notice of issuance, and actions to be taken by Essential and American Water regarding the delisting of Essential common stock from the NYSE and the deregistration of Essential common stock under the Exchange Act;

•	actions to be taken by American Water and Essential with respect to Section 16(a) of the Exchange Act;

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each party affording the other party a reasonable opportunity to participate in the defense or settlement of any transaction-related litigation against such party or such party’s board of directors and the required consent of the other party prior to the settlement of any such litigation (which shall not be unreasonably withheld, conditioned or delayed);

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actions to be taken by American Water, the American Water board, Essential and the Essential board with respect to anti-takeover laws to ensure that the merger and the other transactions contemplated by the merger agreement may be completed as promptly as practicable and to otherwise act to minimize the effects of such anti-takeover laws on the merger and the other transactions contemplated by the merger agreement;

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cooperation between American Water and Essential on the declaration and payment of dividends with respect to shares of American Water common stock and Essential common stock such that no holder of American Water common stock or Essential common stock will receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to its shares of American Water common stock or Essential common stock; and

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using reasonable best efforts to obtain, and cooperation between American Water and Essential in connection with the issuance of, any tax opinion(s) of counsel (i) required to be issued in connection with the declaration of effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, by the SEC regarding the “Intended Tax Treatment” (as defined in the merger agreement) or (ii) reasonably necessary to confirm (or otherwise permit one or more of the parties to report the merger consistently with) such intended tax treatment.

Conditions to the Completion of the Merger

Conditions to Each Party’s Obligations to Effect the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver (to the extent permitted by law) at or prior to the effective time of the following conditions:

•	approval by Essential shareholders of the merger agreement proposal;

•	approval by American Water shareholders of the share issuance proposal;

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the absence of (i) any order issued by any court or government entity and (ii) any law enacted, entered, promulgated or enforced by any governmental entity after the date of the merger agreement that, in either case, prevents, makes illegal, or prohibits the completion of the merger;

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the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and the absence of a stop order or proceedings seeking a stop order by the SEC; and

•	approval of the NYSE listing of the American Water common stock to be issued as merger consideration in the merger, subject to official notice of issuance.

Conditions to American Water’s and Merger Sub’s Obligations to Effect the Merger

In addition, the obligations of each of American Water and Merger Sub to complete the merger are subject to the satisfaction or waiver by American Water at or prior to the effective time of the following conditions:

•	the accuracy of Essential’s representations and warranties as follows:

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the representations and warranties with respect to its capitalization being true and correct in all respects (except for de minimis inaccuracies) as of the date of the merger agreement and as of the date of the closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

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certain of the representations and warranties with respect to (i) corporate existence, good standing and qualification to conduct business, (ii) absence of other equity securities, (iii) absence of a material adverse effect from January 1, 2025 to the date of the merger agreement, (iv) having all requisite corporate power and authority, and (v) the required vote of shareholders being true and correct in all material respects as of the date of the merger agreement and as of the date of the closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and

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the other representations and warranties being true and correct as of the date of the merger agreement and as of the date of the closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in the merger agreement) individually or in the aggregate does not have, and would not reasonably be expected to have, a material adverse effect on Essential;

•	the performance and compliance in all material respects by Essential of its covenants and other agreements under the merger agreement;

•	the absence of any change or event that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Essential;

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the receipt by American Water of a certificate executed by an executive officer of Essential, dated as of the date of the closing, certifying to the effect that certain closing conditions have been satisfied; and

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the receipt of the required regulatory approvals and the occurrence of the HSR clearance, in each case, (i) that has not been reversed, stayed, enjoined, set aside, annulled or suspended and is in full force and effect, such approval or occurrence is referred to as a final order, and (ii) without the imposition of terms or conditions that, individually or in the aggregate, constitute a burdensome effect.

Conditions to Essential’s Obligations to Effect the Merger

In addition, the obligations of Essential to complete the merger are subject to the satisfaction or waiver by Essential at or prior to the effective time of the following conditions:

•	the accuracy of American Water’s and Merger Sub’s representations and warranties as follows:

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the representations and warranties with respect to its capitalization being true and correct in all respects (except for de minimis inaccuracies) as of the date of the merger agreement and as of the date of the closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

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certain of the representations and warranties with respect to (i) corporate existence, good standing and qualification to conduct business, (ii) absence of other equity securities, (iii) absence of a material adverse effect from January 1, 2025 to the date of the merger agreement, (iv) having all requisite corporate power and authority, and (v) the required vote of shareholders being true and correct in all material respects as of the date of the merger agreement and as of the date of the closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and

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the other representations and warranties being true and correct as of the date of the merger agreement and as of the date of the closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in the merger agreement) individually or in the aggregate does not have, and would not reasonably be expected to have, a material adverse effect on American Water;

•	the performance and compliance in all material respects by American Water and Merger Sub of their covenants and other agreements under the merger agreement;

•	the absence of any change or event that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on American Water;

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the receipt by Essential of a certificate executed by an executive officer of American Water, dated as of the date of the closing, certifying to the effect that certain closing conditions have been satisfied; and

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the receipt of the required state regulatory approvals and the occurrence of the HSR clearance, in each case, (i) that have become final orders and (ii) without the imposition of terms or conditions that, individually or in the aggregate, constitute a burdensome effect.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time, and whether before or after the American Water or Essential shareholder approval has been obtained, as applicable, in the following circumstances:

•	by American Water’s and Essential’s mutual written agreement;

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by American Water or Essential, if the merger is not completed on or prior to the end date of April 26, 2027; provided, however, that if all closing conditions have been satisfied or are capable of being satisfied (other than certain conditions with respect to required regulatory approvals and the absence of legal restraints), the end date will automatically be extended by an additional three months to July 26, 2027, and further extended an additional three months to October 26, 2027 by either American Water or Essential if such conditions with respect to required regulatory approvals and the absence of legal restraints have not been satisfied; provided, further, that if the end date falls during the waiting period with respect to an order by a governmental entity, then the end date will be extended until the third business day after the expiration of such waiting period; provided, moreover, that a party will not have the right to terminate the merger agreement in accordance with the provision described in this paragraph if the failure of the merger to be completed by such date was principally caused by or principally resulted from a material breach by such party of its covenants or other agreements under the merger agreement;

•

by American Water or Essential, if a governmental entity has taken any action, whether by order or law, that prevents, makes illegal, or prohibits the completion of the merger and such action has become final and nonappealable; provided that a party will not have the right to terminate the merger agreement in accordance with the provision described in this paragraph if such action by such governmental entity was principally caused by or principally resulted from a material breach by such party of its covenants or other agreements under the merger agreement;

•	by American Water or Essential, if the Essential shareholder approval is not obtained after the Essential shareholder meeting (including any adjournments or postponements) has concluded;

•	by American Water or Essential, if the American Water shareholder approval is not obtained after the American Water shareholder meeting (including any adjournments or postponements) has concluded;

•

by American Water or Essential, if the other party has breached or failed to perform in any material respect any of its representations, warranties, covenants, or other agreements contained in the merger agreement, which breach or failure to perform (i) would result in a failure of a condition of the merger applicable to such party’s representations, warranties, covenants, or other agreements and (ii) cannot be cured, or if curable, is not cured prior to the earlier of (A) 30 days after written notice is given by the non-breaching party to the breaching party and (B) three business days prior to the end date; provided that the right to terminate will not be available to the non-breaching party if such party is in breach of any of its representations, warranties, covenants, or other agreements contained in the merger agreement such that any condition of the merger applicable to such party’s representations, warranties, covenants, or other agreements would not be capable of being satisfied;

•

by American Water or Essential, before obtaining its shareholder approval, in order to enter into a written definitive agreement for a superior proposal, if such party has complied with its change of recommendation and match right obligations described above, subject to paying any applicable termination fee to the other party; or

•	by American Water or Essential, before the other party obtains its shareholder approval, if there has been an adverse recommendation change by the board of directors of the other party.

Effect of Termination

Essential has agreed to pay American Water $370 million if the merger agreement is terminated:

•

(i) by American Water, if Essential willfully breached or failed to perform in any material respect any of its representations, warranties, covenants, or other agreements contained in the merger agreement, which breach or failure to perform would result in a failure of a condition of the merger applicable to such party’s representations, warranties, covenants, or other agreements, (ii) by American Water or Essential if the Essential shareholder approval is not obtained after the Essential shareholder meeting (including any adjournments or postponements) has concluded or, (iii) by American Water or Essential, if the merger is not completed by the end date and, in each case:

•

prior to any such termination, any third party has publicly announced or disclosed and not publicly withdrawn a competing proposal (which, solely for these purposes, is defined by substituting “50%” for “20%” in each instance) for Essential; and

•	within 12 months after any such termination, Essential enters into a competing acquisition agreement;

•	by American Water, if there has been an adverse recommendation change by the Essential board prior to obtaining the Essential shareholder approval; or

•	by Essential, in order to enter into a written definitive agreement for a superior proposal prior to obtaining the Essential shareholder approval.

American Water has agreed to pay Essential $835 million if the merger agreement is terminated:

•

(i) by Essential, if American Water willfully breached or failed to perform in any material respect any of its representations, warranties, covenants, or other agreements contained in the merger agreement, which breach or failure to perform would result in a failure of a condition of the merger applicable to such party’s representations, warranties, covenants, or other agreements, (ii) by Essential or American Water if the American Water shareholder approval is not obtained after the American Water shareholder meeting (including any adjournments or postponements) has concluded, or (iii) by Essential or American Water, if the merger is not completed by the end date and, in each case:

•

prior to any such termination, any third party has publicly announced or disclosed and not publicly withdrawn a competing proposal (which, solely for these purposes, is defined by substituting “50%” for “20%” in each instance) for American Water; and

•	within 12 months after any such termination, American Water enters into a competing acquisition agreement;

•	by Essential, if there has been an adverse recommendation change by the American Water board prior to obtaining the American Water shareholder approval; or

•	by American Water, in order to enter into a written definitive agreement for a superior proposal prior to obtaining the American Water shareholder approval.

Payment of the applicable termination fee will constitute the sole and exclusive remedy of the non-paying party, and upon such payment, the paying party will have no further liability to the other party, including for any willful breach. If either party fails to pay a required termination fee when due and the other party successfully seeks to enforce payment, the defaulting party will also be required to pay interest and reimburse the other party’s reasonable costs and expenses incurred in obtaining such payment.

Fees and Expenses

Except as provided in “—Effect of Termination” above, whether or not the merger is completed, all expenses incurred in connection with the merger agreement and the transactions contemplated by it will be paid by the party incurring such expenses, except that (i) the HSR Act filing fees, (ii) the costs and expenses incurred in connection with printing, filing and mailing of this joint proxy statement/prospectus (including applicable SEC filing fees or registration fees), and (iii) any filing fees in connection with the applications to the applicable PSCs in connection with the merger, will be borne equally by American Water and Essential.

Amendment and Waiver

The merger agreement may be amended or waived by the parties at any time prior to the effective time; provided, however, that, after the Essential shareholders have approved the merger agreement proposal, any amendment or waiver that, by applicable law or under NYSE rules, requires further shareholder approval will not become effective without such approval. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Any waiver of a provision of the merger agreement must be in writing and signed by the party against whom the waiver is to be effective.

Third-Party Beneficiaries

The merger agreement, except for the indemnification and insurance provisions described above, does not confer any rights or remedies upon any person other than the parties to the merger agreement.

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws (except that the merger and matters related to the fiduciary duties of the Essential board will be governed by and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania).

Jurisdiction; Specific Performance

Any legal action or proceeding related to the merger agreement or the transactions contemplated by it must be brought and determined exclusively in the Delaware Court of Chancery (or, if such court does not have subject matter jurisdiction, any federal or state court in the State of Delaware). American Water and Essential are entitled to seek specific performance to enforce the terms of the merger agreement.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On October 26, 2025, American Water, Merger Sub, and Essential entered into the merger agreement. The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into Essential, with Essential surviving the merger as a wholly owned subsidiary of American Water. The following unaudited pro forma condensed combined financial information, which includes an unaudited pro forma condensed combined balance sheet as of September 30, 2025 and an unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2025 and the year ended December 31, 2024, has been derived by combining the historical consolidated financial statements of American Water and Essential to give pro forma effect to the merger, as discussed in greater detail below. The merger is discussed in greater detail in “The Merger” beginning on page 57 and “The Merger Agreement” beginning on page 120.

The unaudited pro forma condensed combined balance sheet as of September 30, 2025 combines the unaudited consolidated balance sheet of American Water as of September 30, 2025 with the unaudited condensed consolidated balance sheet of Essential as of September 30, 2025, giving effect to the merger as if it had been consummated on September 30, 2025.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2025 combines the unaudited consolidated statement of operations of American Water for the nine months ended September 30, 2025 with the unaudited condensed consolidated statement of operations of Essential for the nine months ended September 30, 2025, giving effect to the merger as if it had been consummated on January 1, 2024.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 combines the audited consolidated statement of operations of American Water for the year ended December 31, 2024 with the audited consolidated statement of operations of Essential for the year ended December 31, 2024, giving effect to the merger as if it had been consummated on January 1, 2024.

The unaudited pro forma condensed combined financial information has been prepared based on, is derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are incorporated by reference into this joint proxy statement/prospectus:

•

The historical audited consolidated financial statements of American Water as of and for the year ended December 31, 2024, as included in American Water’s Annual Report on Form 10-K filed with the SEC on February 19, 2025;

•

The historical unaudited consolidated financial statements of American Water as of and for the nine months ended September 30, 2025, as included in American Water’s Quarterly Report on Form 10-Q filed with the SEC on October 29, 2025;

•

The historical audited consolidated financial statements of Essential as of and for the year ended December 31, 2024, as included in Essential’s Annual Report on Form 10-K filed with the SEC on February 27, 2025; and

•

The historical unaudited condensed consolidated financial statements of Essential as of and for the nine months ended September 30, 2025, as included in Essential’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2025.

The unaudited pro forma condensed combined financial information should also be read together with other financial information included elsewhere or incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 183.

Accounting for the Merger

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with GAAP. American Water has been treated as the acquirer for accounting purposes, and thus the unaudited pro forma condensed combined financial information accounts for the merger as a business combination in accordance with ASC 805. Under ASC 805, all assets acquired and liabilities assumed are recorded at their acquisition date fair value and, accordingly, the total purchase price will be allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values using the fair value concepts defined in ASC 820. Any difference between the purchase price for Essential and the fair value of the identifiable net assets acquired will be recorded as goodwill.

The determination of the fair values of the assets acquired and liabilities assumed of Essential (and the related determination of estimated useful lives of depreciable and amortizable tangible and identifiable intangible assets) requires significant judgment and have been measured based on various preliminary estimates using assumptions that American Water’s management believes are reasonable and based on currently available information as of the date of this joint proxy statement/prospectus. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing this unaudited pro forma condensed combined financial information. Information regarding or underlying these adjustments may change and is subject to risks and uncertainties such that differences between these preliminary estimates and the final purchase accounting may occur. Therefore, actual results and the final purchase accounting could be materially different from the preliminary estimates used to prepare the accompanying unaudited pro forma condensed combined financial information.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of the SEC’s Regulation S-X and should be read in conjunction with the accompanying notes. The accounting policies followed in preparing the unaudited pro forma condensed combined financial information are those used by American Water as set forth in the historical financial statements of American Water referenced above and incorporated by reference into this joint proxy statement/prospectus. The preparation of the unaudited pro forma condensed combined financial information did not require making adjustments to conform Essential’s historical financial information to American Water’s significant accounting policies based on American Water’s initial review and understanding of Essential’s summary of significant accounting policies. A more comprehensive comparison and assessment of the significant accounting policies of American Water and Essential will occur following completion of the merger, which may result in the identification of differences that could be material. American Water has included certain presentation adjustments for consistency in the financial statement presentation. See Notes 2 and 3 for more information.

The unaudited pro forma condensed combined financial information appearing below does not consider any potential effects of changes in market conditions on revenues or expense efficiencies, among other factors. In addition, as explained in more detail above and in the accompanying notes, the preliminary allocation of the purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not (i) purport to represent the combined company’s consolidated results of operations or consolidated financial position that would have occurred had the merger been consummated on the dates assumed or to project the combined company’s consolidated results of operations or consolidated financial position for any future date or period, or (ii) reflect the costs of any integration activities or cost savings or synergies that may result from or be achieved because of the merger.

The pro forma adjustments reflect transaction accounting adjustments related to the merger, which are discussed in further detail below. Amounts presented reflect the accounting for the acquisition of Essential by American Water.

American Water and Essential have not had any historical material relationship prior to the merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2025

(in millions)

	American Water Historical	Essential Historical	Presentation Adjustments		Transaction Accounting Adjustments			Transaction Financing Adjustments		Pro Forma Combined
ASSETS
Property, plant and equipment	$36,895	$17,268								$54,163
Accumulated depreciation	(7,283)	(3,368)								(10,651)

Property, plant and equipment, net	29,612	13,900	—		—			—		43,512

Cash and cash equivalents	166	6			(150)	(C)		150	(D)	172
Restricted funds	11	—								11
Accounts receivable, net of allowance for uncollectible accounts	459	155								614
Income tax receivable	3	—								3
Unbilled revenues	437	88								525
Materials and supplies	109	52								161
Gas stored	—	72								72
Prepayments and other current assets	—	28	(28)	(A)						—
Regulatory assets	—	32	(32)	(A)						—
Other	367	—	60	(A)						427

Total current assets	1,552	433	—		(150)			150		1,985

Regulatory assets	1,179	2,051			(25)	(B)				3,205
Secured seller promissory note from the sale of the Homeowner Services Group	795	—								795
Operating lease right-of-use assets	87	27								114
Goodwill	1,151	2,349			4,342	(B)				7,842
Other	372	—	133	(A)						505
Deferred charges and other assets, net	—	129	(129)	(A)						—
Funds restricted for construction activity	—	1	(1)	(A)						—
Intangible assets	—	3	(3)	(A)						—

Total regulatory and other long-term assets	3,584	4,560	—		4,317			—		12,461

Total assets	$34,748	$18,893	$—		$4,167			$150		$57,958

CAPITALIZATION AND LIABILITIES
Common stock	$2	$143			$(142)	(B	)			$3
Paid-in-capital	8,630	4,519			6,618	(B	)			19,767
Retained earnings	2,662	2,245			(2,245)	(B	)			2,512
					(150)	(C	)
Accumulated other comprehensive income	4	—								4
Treasury stock, at cost	(391)	(91)			91	(B	)			(391)

Total common shareholders’ equity	10,907	6,816	—		4,172			—		21,895
Long-term debt	13,022	7,692			(707)	(B	)			20,007
Redeemable preferred stock at redemption value	3	—								3

Total long-term debt	13,025	7,692	—		(707)			—		20,010

	American Water Historical	Essential Historical	Presentation Adjustments			Transaction Accounting Adjustments			Transaction Financing Adjustments			Pro Forma Combined
Total capitalization	23,932	14,508	—			3,465			—			41,905

Short-term debt	1,005	—							150	(D	)	1,155
Loans payable	—	97										97
Current portion of long-term debt	1,269	136										1,405
Accounts payable	302	197										499
Accrued liabilities	630	—	148	(A	)							778
Accrued taxes	151	27										178
Accrued interest	139	93										232
Book overdraft	—	29	(29)	(A	)							—
Regulatory liabilities	—	1	(1)	(A	)							—
Other accrued liabilities	—	148	(148)	(A	)							—
Other	191	—	30	(A	)							221

Total current liabilities	3,687	728	—			—			150			4,565

Advances for construction	425	117										542
Deferred income taxes and investment tax credits	3,064	2,011				(5)	(B	)				5,070
Regulatory liabilities	1,467	721				707	(B	)				2,895
Operating lease liabilities	75	23										98
Accrued pension expense and other postretirement benefit liabilities	203	36										239
Other	280	54										334

Total regulatory and other long-term liabilities	5,514	2,962	—			702			—			9,178

Contributions in aid of construction	1,615	695	—			—			—			2,310

Total capitalization and liabilities	$34,748	$18,893	—			$4,167			$150			$57,958

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2025

(in millions except per share data)

	American Water Historical	Essential Historical	Presentation Adjustments			Transaction Financing Adjustments			Pro Forma Combined
Operating Revenues	$3,869	$1,776	—			—			$5,645
Operation and maintenance	1,471	440	—			—			1,911
Purchased gas	—	264	—			—			264
Depreciation and amortization	663	310	—			—			973
General taxes	260	68	—			—			328
Other	1	—	—			—			1

Total operating expenses, net	2,395	1,082	—			—			3,477

Operating income	1,474	694	—			—			2,168
Interest expense	(453)	(244)	—			(5)	(BB	)	(702)
Interest income	67	1	—			—			68
Allowance for funds used during construction	—	19	(19)	(AA	)	—			—
Gain on sale of other assets	—	1	(1)	(AA	)	—			—
Non-operating benefit costs, net	12	—	—			—			12
Other, net	40	1	20	(AA	)	—			61

Total other (expense) income	(334)	(222)	—			(5)			(561)

Income before income taxes	1,140	472	—			(5)			1,607
Provision for income taxes	267	(12)				(1)	(CC	)	254

Net Income attributable to common shareholders	$873	$484	—			$(4)			$1,353

Weighted-average common shares outstanding
Basic	195	279	—			—			281	(EE	)
Diluted	195	280	—			—			281	(EE	)
Earnings Per Common Share (a)
Basic	$4.47	$1.73	—			—			$4.81	(EE	)
Diluted	$4.47	$1.73	—			—			$4.81	(EE	)

(a)	Amounts may not calculate due to rounding.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2024

(in millions except per share data)

	American Water Historical	Essential Historical	Presentation Adjustments			Transaction Accounting Adjustments			Transaction Financing Adjustments			Pro Forma Combined
Operating Revenues	$4,684	$2,086										$6,770
Operation and maintenance	1,858	587										2,445
Purchased gas	—	277										277
Depreciation and amortization	788	369										1,157
General taxes	320	95										415
Other	—	—										—

Total operating expenses, net	2,966	1,328	—			—			—			4,294

Operating income	1,718	758	—			—			—			2,476
Interest expense	(523)	(302)							(7)	(BB	)	(832)
Interest income	94	3										97
Allowance for funds used during construction	—	21	(21)	(AA	)							—
Gain on sale of other assets	—	92	(92)	(AA	)							—
Non-operating benefit costs, net	28	—										28
Other, net	42	1	113	(AA	)	(150)	(DD	)				6

Total other (expense) income	(359)	(185)	—			(150)			(7)			(701)

Income before income taxes	1,359	573	—			(150)			(7)			1,775
Provision for income taxes	308	(22)				(32)	(CC	)	(1)	(CC	)	253

Net Income attributable to common shareholders	$1,051	$595	$—			$(118)			$(6)			$1,522

Weighted-average common shares outstanding
Basic	195	274										281	(EE	)
Diluted	195	274										281	(EE	)
Earnings per share (a)
Basic	$5.39	$2.17										$5.41	(EE	)
Diluted	$5.39	$2.17										$5.41	(EE	)

(a)	Amounts may not calculate due to rounding.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of the SEC’s Regulation S-X and should be read in conjunction with the accompanying notes. See the description included in “—Basis of Pro Forma Presentation” above for more information, which is deemed to be included in, and form a part of, this Note 1.

The pro forma adjustments have been prepared as if the merger had been consummated on September 30, 2025, in the case of the unaudited pro forma condensed combined balance sheet, and, in the case of the unaudited pro forma condensed combined statements of operations, as if the merger had been consummated on January 1, 2024, the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations.

One-time direct and incremental transaction costs will be expensed as incurred under ASC 805 and are assumed to be cash settled.

American Water plans to issue incremental short-term debt, consisting of commercial paper borrowings to finance transaction costs associated with the merger, and pro forma adjustments have been applied to give effect to this incremental issuance.

2. Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2025

The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2025 are as follows:

(A)	Reflects reclassification adjustments to conform Essential’s historical balances to the financial statement presentation of American Water.

(B)

Reflects purchase price consideration as well as the purchase price allocation adjustments to record Essential’s assets and liabilities at estimated fair value based on the consideration conveyed and the elimination of Essential’s historical shareholders’ equity balances.

The preliminary purchase price was allocated among the identified assets to be acquired, based on a preliminary analysis. Goodwill is expected to be recognized as a result of the merger, which represents the excess of the fair value of consideration over the fair value of the underlying net assets of Essential. This was considered appropriate based on the determination that the merger would be accounted for as a business acquisition under ASC 805. The deferred income taxes represent the deferred tax impact associated with the incremental differences in book and tax basis created from the preliminary purchase price allocation. Deferred taxes associated with estimated fair value adjustments were calculated using the statutory corporate income tax rate of 21%.

The following is a preliminary estimate of the assets acquired and the liabilities assumed by American Water in the merger, reconciled to the estimated purchase consideration:

(in millions) Net Assets Identified	Carrying Value	Pro Forma Adjustments	Preliminary Estimate of Fair Value
Property, plant, and equipment	$13,900	$—	$13,900
Cash and cash equivalents	6	—	6
Accounts receivable	155	—	155
Unbilled revenues	88	—	88
Materials and supplies	52	—	52
Gas stored	72	—	72
Other current assets	60	—	60
Regulatory assets – noncurrent	2,051	(25)	2,026
Operating lease right-of-use assets	27	—	27
Other long-term assets	133	—	133
Long-term debt	(7,692)	707	(6,985)
Loans payable	(97)	—	(97)
Current portion of long-term debt	(136)	—	(136)
Accounts payable	(197)	—	(197)
Accrued liabilities	(148)	—	(148)
Accrued taxes	(27)	—	(27)
Accrued interest	(93)	—	(93)
Other current liabilities	(30)	—	(30)
Advances for construction	(117)	—	(117)
Deferred income taxes	(2,011)	5	(2,006)
Regulatory liabilities(1)	(721)	(707)	(1,428)
Operating lease liabilities	(23)	—	(23)
Accrued pension expense and other postretirement benefit liabilities	(36)	—	(36)
Other long-term liabilities	(54)	—	(54)
Contributions in aid of construction	(695)	—	(695)

Total Net Assets Identified			4,447
Goodwill			6,691

Total Purchase Consideration			$11,138

Value Conveyed
Equity consideration(2)			$11,109
Pre-combination stock compensation expense			29

Total Purchase Consideration(3)			$11,138

1)

An adjustment was applied to regulatory liabilities to record an offset for the step-down in fair value of debt. Because this regulatory liability and the related debt adjustment are offsetting and will be amortized over the same period, there is no net impact to the unaudited pro forma condensed combined statements of operations for the amortization of these amounts, and no pro forma impact has been reflected in the unaudited pro forma condensed combined statements of operations related to this adjustment.

2)

Equity consideration was provided in the form of equity only and was calculated as approximately 86 million shares of American Water common stock to be issued to existing Essential shareholders (i.e., Essential’s outstanding common stock as of September 30, 2025, multiplied by the exchange ratio of 0.305), multiplied by $128.72, the closing share price of American Water on December 10, 2025.

A 10% fluctuation in the share price of American Water common stock would change the value of the preliminary merger consideration reflected in the unaudited pro forma condensed combined financial information by $1,111 million with a corresponding change to goodwill related to the merger. The average opening and closing price for the pro forma period of January 1, 2024 through September 30, 2025 each varied from the share price used in calculating consideration by 4%; the maximum share price during this period varied by 21%; the minimum share price during this period varied by (10%).

3)

Consideration is reflected (i) within common stock as approximately 86 million shares of American Water common stock to be issued to existing Essential shareholders multiplied by the par value of $0.01 per share and (ii) within paid-in-capital as total consideration less the par value of American Water common stock. For a more detailed discussion of the treatment of Essential equity awards, see “The Merger Agreement—Treatment of Outstanding Essential Equity Awards” beginning on page 123.

(C)

Reflects the impact of nonrecurring expenses related to estimated transaction costs, primarily comprised of investment banking fees, legal fees, accounting and audit fees, and other related advisory costs. No material amounts were incurred and accrued for on either American Water’s or Essential’s balance sheet as of September 30, 2025. The related adjustment to the unaudited pro forma condensed combined statements of operations is reflected at adjustment (DD).

(D)

Reflects the issuance of incremental short-term debt, consisting of commercial paper borrowings in the amount of $150 million that American Water plans to use to finance transaction costs associated with the merger, exclusive of any debt issuance costs or discounts. The related adjustment to the unaudited pro forma condensed combined statements of operations for the associated interest expense is reflected at adjustment (BB).

3. Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the Nine Months Ended September 30, 2025 and for the Year Ended December 31, 2024

(AA)	Reflects reclassification adjustments to conform certain of Essential’s historical expenses to the financial statement presentation of American Water.

(BB)

Reflects the interest expense associated with the incremental debt issued as part of the merger. This adjustment was calculated using the weighted-average interest rate on outstanding short-term commercial paper borrowings for the respective periods as disclosed within American Water’s historical financial statements; these weighted-average interest rates were 4.26% and 4.65% for the nine months ended September 30, 2025, and for the year ended December 31, 2024, respectively. A variance in actual interest rates from those estimated herein by up to 0.125% would not have a material impact on the interest expense recorded herein. The related unaudited pro forma condensed combined balance sheet adjustment is reflected at adjustment (D).

(CC)	Reflects the tax impact of all pro forma adjustments, calculated using a statutory corporate income tax rate of 21%.

(DD)

Reflects the recognition of nonrecurring expense related to estimated transaction costs in the amount of $150 million, which are primarily comprised of investment banking fees, legal fees, accounting and audit fees, and other related advisory costs. The related unaudited pro forma condensed combined balance sheet adjustment is reflected at adjustment (C).

4. Unaudited Pro Forma Net Income Per Share

(EE)

The pro forma net income per share calculations have been performed assuming the merger occurred on January 1, 2024. As the merger is being reflected as if it had been consummated at the beginning of the periods presented, the calculation of weighted-average basic and diluted shares outstanding assumes the shares of American Water common stock issuable in connection with the merger have been issued and outstanding for the entirety of each period presented.

	For the Nine Months Ended September 30, 2025	For the Year Ended December 31, 2024
(in millions, except per share data)
Numerator
Pro forma net income - basic and diluted	$1,353	$1,522
Denominator
American Water Pro forma weighted-average common shares outstanding - basic	195	195
Add: Shares issued to Essential shareholders (1)	86	86

Pro forma weighted-average common shares outstanding - basic	281	281

Pro forma basic earnings per share (2)	$4.81	$5.41

Add: Dilutive effect of stock-based awards	—	—

Pro forma weighted-average common shares outstanding - diluted	281	281

Pro forma diluted earnings per share (2)	$4.81	$5.41

1)

Shares of American Water common stock to be issued to existing Essential shareholders were calculated as Essential’s outstanding common stock as of September 30, 2025, multiplied by the exchange ratio of 0.305. For a more detailed discussion of the treatment of Essential equity awards, see “The Merger Agreement—Treatment of Outstanding Essential Equity Awards” beginning on page 123.

2)	Amounts may not calculate due to rounding.

DESCRIPTION OF AMERICAN WATER CAPITAL STOCK

This section of this joint proxy statement/prospectus summarizes the material terms of American Water’s capital stock if the merger is completed. The following description of American Water’s capital stock is not intended to be complete. For more information, please refer to the American Water certificate of incorporation and the American Water bylaws, each of which is filed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part and incorporated herein by reference, and may also be affected by the provisions of the DGCL or the common law of the state of Delaware. All references within this section to “common stock” mean American Water common stock unless otherwise noted.

Authorized Capital Stock

American Water’s authorized capital stock consists of (i) 500,000,000 shares of American Water common stock and (ii) 50,000,000 shares of American Water preferred stock, par value $0.01 per share. As of December 29, 2025, there were 195,177,161 shares of American Water common stock outstanding and no shares of American Water preferred stock have been designated or are outstanding.

Dividend Rights

Holders of American Water common stock are entitled to participate in any dividend declared or paid by the American Water board ratably on a per share basis, subject to the rights of the holders of any outstanding American Water preferred stock.

Voting Rights; Election of Directors

Except as otherwise required by law, holders of American Water common stock are entitled to one vote on each matter submitted for their vote at any meeting of American Water shareholders for each share of American Water common stock held as of the record date for such meeting, including the election of directors. Holders of American Water common stock do not have cumulative voting rights. Other than with respect to director elections, except as otherwise required by law or applicable stock exchange rules, all matters to be voted on by American Water’s shareholders must be approved by the affirmative vote of the majority of shares present in person, by remote communication, if applicable, or represented by proxy at such meeting and entitled to vote on the subject matter. With respect to uncontested director elections, the American Water bylaws require that, to be elected, a director nominee must receive a majority of the votes cast with respect to such nominee at any meeting for the election of directors at which a quorum is present (for this purpose, a “majority of the votes cast” means that the number of votes cast “for” a director nominee must exceed the number of votes cast “against” that nominee, with “abstentions” and “broker non-votes” not counted as votes cast as either “for” or “against” such nominee). For contested director elections where the number of nominees exceeds the number of directors to be elected, the American Water bylaws require that the directors shall be elected by the affirmative vote of a plurality of the votes cast by the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

Nominating Directors

The Nominating/Corporate Governance Committee of the American Water board considers qualified director candidate recommendations by American Water shareholders. A shareholder’s recommendation must include certain information set forth in the Nominating/Corporate Governance Committee’s charter and in the American Water bylaws. The Nominating/Corporate Governance Committee may seek additional information regarding candidates proposed by shareholders and will consider all potential candidates in the same manner regardless of the source of the recommendation. See also “—Advance Notice Requirements” beginning on page 157 for provisions governing the process by which shareholders may nominate candidates for election to the American Water board at a meeting of American Water shareholders.

Special Meetings of Shareholders

The American Water bylaws provide that special meetings of American Water shareholders may be called only by the American Water board pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the American Water board for adoption), by the Board Chair with respect to the American Water board, or by American Water’s secretary upon the written request of shareholders of record as of the record date for such special meeting who hold, in the aggregate, at least 15% of the voting power of the outstanding American Water common stock at the time such request is submitted. The American Water bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Advance Notice Requirements

The American Water bylaws establish advance notice procedures with respect to shareholder proposals for annual meetings and the nomination of candidates for election as directors, other than nominations made by or at the direction of the American Water board or a committee thereof. A shareholder who wishes to bring a matter before a meeting or submit candidates for nomination as directors must comply with American Water’s advance notice requirements and provide American Water with certain information, and, if applicable under the American Water bylaws, provide to American Water certain agreements and undertakings. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the members of the American Water board then in office, even though less than a quorum, or by shareholders at the next annual meeting or any special meeting called for such purpose.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of American Water’s affairs, holders of American Water common stock would be entitled, after payment of the liquidation preference to all holders of any outstanding American Water preferred stock, to participate ratably on a per share basis in American Water’s assets that are legally available for distribution to shareholders after payment of liabilities.

Proxy Access

The American Water bylaws permit any eligible American Water shareholder or group of up to 20 eligible shareholders to include up to a specified number of director nominees in American Water’s proxy materials for an annual meeting of shareholders. To qualify, such American Water shareholder (or group of up to 20 eligible shareholders) must have continuously owned for at least three years 3% or more of the outstanding American Water common stock. The maximum number of director nominees permitted under this proxy access provision is the greater of (i) two or (ii) 20% of the total number of directors on the American Water board as of the last day on which a proxy access notice may be submitted, rounded down to the nearest whole number.

Certain Anti-Takeover Provisions

The following provisions of the American Water certificate of incorporation and the American Water bylaws, and the DGCL, could deter, delay or prevent a third party from acquiring American Water, even if doing so would benefit or be deemed to benefit its shareholders.

Vacancies and Newly Created Directorships

Vacancies and newly created directorships on the American Water board may be filled only by a vote of a majority of the members of the American Water board then in office, even though less than a quorum, or by shareholders at the next annual meeting or any special meeting called for such purpose. These provisions may defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of American Water.

Undesignated Preferred Stock

The ability to authorize undesignated shares of American Water preferred stock makes it possible for the American Water board to authorize the issuance of American Water preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire American Water. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of American Water.

Requirements for Advance Notification of Shareholder Meetings, Nominations and Proposals

See “—Special Meetings of Shareholders” beginning on page 157 and “—Advance Notice Requirements” beginning on page 157.

Shareholder Action by Written Consent

As permitted by Section 228 of the DGCL, the American Water certificate of incorporation states that any action required or permitted to be taken by American Water shareholders must be effected at a duly called annual or special meeting of American Water shareholders and may not be effected by consent in writing by such shareholders.

Approval of Acquisition of Control by Public Utility Commission

A significant number of American Water’s regulated subsidiaries are subject to economic regulation by state public utility commissions. Some of these states have enacted laws that require regulatory approval for the acquisition of “control” of any regulated utility. In those states, obtaining “control” of the parent or any other company that controls a regulated utility also requires prior regulatory approval. The threshold for a change in control is a fact-specific inquiry that varies by state. For example, in some states, a presumption of control will arise when an acquiring party acquires more than 9.9% of the voting securities of the regulated utility or the controlling entity. In addition to ownership, other states may analyze the degree of influence or control an acquiror may exert over American Water. Any person acquiring shares of American Water common stock in an offering or in any other purchase of American Water common stock in an amount sufficient to trigger a change in control under state law would need the prior approval of the applicable state public utility commission.

Limitations of Liability and Indemnification of American Water’s Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to the corporation or its shareholders for monetary damages for breaches of fiduciary duty as a director or officer; provided that the DGCL does not permit exculpation for liability of:

•	A director or officer for breach of the duty of loyalty to the corporation or its shareholders;

•	A director or officer for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	A director under Section 174 of the DGCL (relating to unlawful payments of dividends or unlawful stock purchases or redemptions);

•	A director or officer for transactions from which the director or officer derived an improper personal benefit; or

•	An officer in any action by or in the right of the corporation.

The American Water certificate of incorporation includes a provision that eliminates the personal liability of directors (but not officers) for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL. On December 5, 2025, the American Water board approved an amendment to this provision to eliminate the personal liability of officers to the fullest extent permitted by the DGCL, which amendment is subject to approval by American Water shareholders at the next annual meeting of such shareholders.

The American Water certificate of incorporation and the American Water bylaws provide that American Water will indemnify its directors and officers to the fullest extent permitted by law. The American Water bylaws also expressly authorize American Water to purchase and maintain insurance protecting its directors, officers and certain employees and agents against certain liabilities or expenses, and American Water has done so.

The limitation of liability and indemnification provisions in the American Water certificate of incorporation and the American Water bylaws may discourage shareholders from bringing a lawsuit against American Water’s directors or officers for breach of their fiduciary duty, even though such an action, if successful, might otherwise benefit American Water and its shareholders. In addition, an investment in American Water common stock may be adversely affected to the extent American Water indemnifies its directors and officers against the costs of settlements and damage awards in accordance with these indemnification provisions.

No Preemptive or Conversion Rights

Holders of American Water common stock have no preemptive or conversion rights and are not subject to further calls or assessments by American Water. There are no redemption or sinking fund provisions applicable to American Water common stock.

New York Stock Exchange Listing

Shares of American Water common stock are listed on the NYSE under the symbol “AWK.”

Transfer Agent and Registrar

Equiniti Trust Company, LLC serves as the registrar and transfer agent for American Water common stock.

COMPARISON OF RIGHTS OF AMERICAN WATER’S SHAREHOLDERS

AND ESSENTIAL’S SHAREHOLDERS

The rights of American Water shareholders are currently governed by Delaware law, and, accordingly, are subject to the provisions of the DGCL and American Water’s certificate of incorporation and bylaws. The rights of Essential shareholders are currently governed by Pennsylvania law, and, accordingly, are subject to the provisions of the PBCL and Essential’s articles of incorporation and bylaws. Following completion of the merger, the rights of Essential shareholders who become shareholders of American Water in the merger will be governed by Delaware law and American Water’s certificate of incorporation and bylaws.

The following discussion summarizes the material differences between the current rights of American Water shareholders and the current rights of Essential shareholders. These differences arise in part from differences between Delaware law and Pennsylvania law. Additional differences arise from the organizational documents of the two companies.

Although it is impracticable to compare all of the aspects in which Delaware law and Pennsylvania law and American Water’s and Essential’s organizational documents differ with respect to shareholder rights, the following discussion summarizes certain material differences between them. This summary is not intended to be complete, and it is qualified in its entirety by reference to Delaware law, Pennsylvania law, American Water’s certificate of incorporation and bylaws, and Essential’s articles of incorporation and bylaws. In addition, the identification of some of the differences in the rights of these shareholders as material is not intended to indicate that other differences that are equally or more important do not exist. American Water and Essential urge you to carefully read this entire joint proxy statement/prospectus, the relevant provisions of Delaware law and Pennsylvania law, and the other documents to which American Water and Essential refer in this joint proxy statement/prospectus for a more complete understanding of the differences between the rights of an American Water shareholder and the rights of an Essential shareholder. American Water and Essential have filed with the SEC and as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part their respective organizational documents referenced in this comparison of shareholder rights, and each respective company will send copies of its documents to you, without charge, upon your written or telephonic request. See “Where You Can Find More Information” beginning on page 183.

Material Differences in Shareholder Rights

	American Water Shareholder Rights	Essential Shareholder Rights
Authorized Capital Stock	American Water is authorized to issue: • 500,000,000 shares of common stock, par value $0.01 per share • 50,000,000 shares of preferred stock, par value $0.01 per share

Essential is authorized to issue:

•

600,000,000 shares of common stock, par value $0.50 per share

•

100,000 shares of Series A Preferred Shares, par value $1.00 per share

•

1,670,819 shares of undesignated preferred stock, par value $1.00 per share

Voting Rights	The American Water certificate of incorporation and bylaws provide that every shareholder is entitled to one vote per share of common stock. The American Water certificate of	The Essential articles of incorporation and bylaws provide that every shareholder is entitled to one vote per share of common share, and each holder of a Series A Preferred Shares

	American Water Shareholder Rights	Essential Shareholder Rights
	incorporation authorizes the issuance of preferred stock with voting rights, but no shares of preferred stock have been designated or are outstanding.	is entitled to 100 votes per Series A Preferred Share. The holders of Essential common shares and Essential Series A Preferred Shares vote together as a single class on all matters submitted to a vote of the Essential shareholders. No Essential Series A Preferred Shares are currently outstanding.

Number of Directors	The American Water bylaws provide that the number of directors on the American Water board will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of authorized members of the American Water board (whether or not there exist any vacancies on the American Water board).	The Essential articles of incorporation provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by a vote of three-quarters of the entire board.

	The American Water board currently consists of 10 directors.	The Essential board currently consists of seven directors.

Election of Directors	The American Water bylaws provide that each director is elected by a majority of votes cast with respect to the director nominee at any meeting for the election of directors at which a quorum is present; provided, however, that if as of a date that is 14 days before American Water files its definitive proxy materials with the SEC with respect to an election of directors, if the number of nominees exceeds the number of directors to be elected, director nominees will be elected by vote of a plurality of the votes cast by the shares represented in person or by proxy at any such meeting and entitled to vote at such meeting with respect to the election of directors	The Essential articles of incorporation provide that, in an uncontested election, each director is elected by a majority of votes cast with respect to the director nominee at any meeting for the election of directors at which a quorum is present.

	There is no cumulative voting.	There is no plurality voting and no cumulative voting.

	American Water does not have a classified board and each director is elected annually.	Essential does not have a classified board and each director is elected annually.

Removal of Directors	The American Water bylaws provide that any director or the entire board	The Essential articles of incorporation provide that any director or the entire

	American Water Shareholder Rights	Essential Shareholder Rights
	may be removed, with or without cause, by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.	board may be removed, with or without cause, at any time upon the affirmative vote of holders of at least 75% of the shares then entitled to vote, unless such removal is recommended by a majority of the entire board, in which case such removal must be approved by the majority of the shares entitled to vote.

Vacancies of the Board of Directors	The American Water bylaws provide that the American Water board may fill any vacancies on the American Water board and newly created directorships by the vote of majority of the directors then in office, although less than a quorum, or by a sole remaining director or by the American Water shareholders at the next annual meeting or any special meeting called for such purpose and such person so elected shall hold office until the next election of directors and until a successor shall have been elected and qualified, or until their death, resignation or removal.	The Essential bylaws provide that the Essential board may fill any vacancies by a vote of a majority of the remaining directors then in office or by sole remaining director and such person so elected shall hold office until the next election of directors and until a successor shall have been elected and qualified, or until their death, resignation or removal.

Special Meeting of the Board of Directors	The American Water bylaws provide special meetings of the American Water board shall be held whenever called by the board chair, the president or at least two of the directors.	The Essential bylaws provide that special meetings of the Essential board shall be held whenever called by the chairman or by two or more of the directors.

Shareholder Action by Written Consent	Under the DGCL and the American Water certificate of incorporation, shareholder action may only be taken at an annual or special meeting, and may not be effected by consent in writing by such shareholders.	Under the Essential bylaws, any action required or permitted to be taken at a meeting of the shareholders or of a class of shareholders may be taken without a meeting only upon the unanimous written consent of all the shareholders who would be entitled to vote thereon at a meeting of the shareholders called to consider the matter.

Amendment to Certificate of Incorporation	Under the DGCL, an amendment to American Water’s certificate of incorporation generally requires (i) the approval of the American Water board, (ii) the approval of a majority of the voting power of the then outstanding shares entitled to vote upon the proposed amendment, and (iii) the approval of the holders of a	Under the PBCL and the Essential articles of incorporation, an amendment to the articles of incorporation can be proposed by a resolution of the Essential board or by the shareholders. Unless a greater vote is required by the PBCL, an amendment proposed by a resolution of the Essential board shall be

	American Water Shareholder Rights	Essential Shareholder Rights
majority of the then outstanding shares of each class entitled to vote thereon as a class, if any.

approved by an affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon and the affirmative vote of a majority of the votes cast in any required class vote, except for amendments on certain specified matters that do not require shareholder approval.

An amendment initiated by the shareholders shall be proposed only by a petition of shareholders entitled to cast a majority of the votes which all shareholders are entitled to cast thereon, setting forth the proposed amendment, which petition shall be directed to and filed with the Essential board. The Essential articles of incorporation provide that an amendment initiated by the shareholders shall be authorized only upon receiving at least three-quarters of the vote which all voting shareholders, voting as a single class, are entitled to cast thereon and the affirmative vote of the required number or proportion of shares in any required class vote, if any.

Amendment to Bylaws	The American Water bylaws provide that the bylaws may be altered, amended or repealed, or new bylaws may be adopted, by (i) resolution of a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time such resolution is presented to the American Water board) without the assent or vote of the shareholders or (ii) shareholders at any annual or special meeting of the shareholders by the affirmative vote of the holders of not less than a majority of the then outstanding shares entitled to vote generally in the election of directors, so long as notice of such proposed action is contained in the notice or waiver of notice of such meeting.

The PBCL requires certain types of provisions in the Essential bylaws to be adopted or changed only by the shareholders. Regarding other matters, the Essential bylaws may authorize the Essential board to adopt, amend or repeal the bylaws, subject to the power of the shareholders to change such action. The Essential articles of incorporation contain such an authorization for action by the Essential board to the full extent permitted by Pennsylvania law.

Under the Essential articles of incorporation and bylaws, an amendment to the bylaws can be proposed by a resolution of the Essential board or by the shareholders. Unless a greater vote is required by the PBCL, an amendment proposed by a resolution of the Essential board shall be approved by the affirmative

	American Water Shareholder Rights	Essential Shareholder Rights

vote of a majority of the votes cast by all shareholders entitled to vote thereon and the affirmative vote of a majority of the votes cast in any required class vote, except for amendments on those matters that are not by statute committed expressly to the shareholders.

The Essential articles of incorporation provide that an amendment proposed by the shareholders shall be authorized only upon receiving at least three-quarters of the vote which all voting shareholders, voting as a single class, are entitled to cast thereon and the affirmative vote of the required number or proportion of shares in any required class vote, if any.

Special Shareholder Meetings	The American Water bylaws provide that a special meeting of the shareholders may only be called (i) at any time and for any purpose or purposes, by the American Water board pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the American Water board for adoption), or by the American Water board chair, or (ii) by the American Water secretary, upon the written request of the holders of record who hold, in the aggregate, at least 15% of the voting power of the outstanding shares.	The Essential articles of incorporation and bylaws provide that a special meeting of shareholders may be called by the chairman, the president, the resolution of the Essential board, or shareholders entitled to cast a majority of the votes, which all shareholders are entitled to cast at the particular meeting.

Shareholder Proposals and Nominations of Candidates for Election to the Board of Directors

The American Water bylaws allow shareholders to propose business to be brought before an annual meeting and allow shareholders who are record holders on the date of notice and on the record date for the determination of shareholders entitled to vote at such annual meeting to nominate candidates for election to the American Water board.

Such proposals (other than proposals included in the notice of meeting

The Essential bylaws allow shareholders to propose business to be brought before an annual meeting and allow shareholders who are record holders on the date of notice and on the record date for the determination of shareholders entitled to vote at such annual meeting to nominate candidates for election to the Essential board.

Such proposals (other than proposals included in the notice of meeting

	American Water Shareholder Rights	Essential Shareholder Rights

pursuant to Rule 14a-8 promulgated under the Exchange Act) and nominations, however, may only be brought by a shareholder who has given timely notice in proper written form to American Water’s secretary prior to the meeting.

In connection with an annual meeting, to be timely, notice of such proposals and nominations must be delivered to or mailed and received at American Water’s principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the date of the meeting is called for a date that is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder must be received no later than the 90th day prior to such annual meeting or if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.

Under American Water’s bylaws, a shareholder who wishes to bring a matter before a meeting or submit candidates for nomination as directors must also meet certain requirements, provide American Water with certain information, and, if applicable, provide certain agreements and undertakings.

pursuant to Rule 14a-8 promulgated under the Exchange Act) and nominations, however, may only be brought by a shareholder who has given timely notice in proper written form to Essential’s secretary prior to the meeting.

In connection with an annual meeting, to be timely, notice of such proposals (other than with respect to director nominations) must be delivered to or mailed and received at Essential’s principal executive office not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the date of the meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder must be received no later than the close of business on the 10th day following the day on which public disclosure of the date of such annual meeting was first mailed.

In connection with any director nomination, notice must be delivered to Essential’s secretary not less than 90 days nor more than 120 days prior to any meeting of the shareholders called for the election of directors.

Under the Essential bylaws, a shareholder who wishes to bring a matter before a meeting or submit candidates for nomination as directors must also meet certain requirements, provide Essential with certain information, and, if applicable, provide certain agreements and undertakings.

Limitation of Liability of Directors and Officers	Under the American Water certificate of incorporation, directors are not personally liable to American Water or its shareholders for monetary damages for a breach of fiduciary duty as a director, except for: (i) any breach of the director’s duty of loyalty to American Water or its shareholders;	Under the Essential bylaws, directors are not personally liable to Essential or its shareholders for monetary damages, for any action taken, or any failure to take any action, unless the director has breached or failed to perform the duties of his or her office under the breach or failure to perform

	American Water Shareholder Rights	Essential Shareholder Rights
	(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) willful or negligent violation of provisions of Delaware law governing payment of dividends and share purchases or redemptions; or (iv) any transaction from which the director derived an improper personal benefit.	constitutes self-dealing, willful misconduct or recklessness, other than under criminal statutes and under federal, state and local laws imposing liability on directors for the payment of taxes.

Indemnification of Directors, Officers, Employees, and Agents	Under the American Water certificate of incorporation, American Water will indemnify and hold harmless to the fullest extent permitted by law, any person who is or was a director or officer of American Water or is or was serving at the request of American Water as a director, officer, partner, member, trustee, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise (including the heirs, executor, administrators or estate of such person). Under the American Water bylaws, American Water has the power to indemnify its employees and its agents to the extent not prohibited by the DGCL or other applicable law.	Under the Essential bylaws, Essential will indemnify to the fullest extent permitted by Pennsylvania law, including, without limitation, liabilities resulting from any actual or alleged breach or neglect of duty, error, misstatement or misleading statement, negligence, gross negligence or act giving rise to strict or products liability, any and all directors and officers of Essential, except where such indemnification is expressly prohibited by applicable law or where the conduct constitutes willful misconduct, recklessness or self-dealing under the PBCL.

State Anti-Takeover Provisions

Section 203 of the DGCL limits American Water’s ability to enter into business combination transactions with any interested shareholder for three years following the interested shareholder’s stock acquisition date, unless:

•

the American Water board approves the business combination or the stock acquisition prior to the interested shareholder’s stock acquisition date;

•

upon completion of the transaction, the interested shareholder would own at least 85% of American

Subchapter 25E of the PBCL requires that, following any acquisition by any person or group of 20% of a public corporation’s voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from such person or group in an amount equal to the “fair value” of the shares, including an increment representing a proportion of any value payable for control of the corporation. Essential has not opted out of the applicability of Subchapter 25E of the PBCL.

Subchapter 25F of the PBCL prohibits for five years, subject to certain exceptions, a “business combination” (which includes a merger or

	American Water Shareholder Rights	Essential Shareholder Rights

Water’s outstanding shares; or

•

the business combination is approved by the American Water board and subsequently approved by the shareholders by a vote of at least two-thirds of the outstanding shares that are not owned by the interested shareholder.

consolidation of the corporation or a sale, lease or exchange of assets) with a person or group beneficially owning 20% or more of a public corporation’s voting power. Essential has not opted out of the applicability of Subchapter 25F of the PBCL.

Under Subchapter 25G of the PBCL, certain persons who acquire 20% or more, 33 1/3% or more, or 50% or more of the voting power of a Pennsylvania registered corporation for the first time lose the right to vote those “control” shares unless and until their voting rights are reinstated by the affirmative vote of at least (i) a majority of the disinterested voting shares and (ii) a majority of all voting shares of the corporation. If the acquiring person does not seek such a vote, or if it does and it does not receive the necessary shareholder approval, the corporation may, within a 24-month period, redeem the acquired shares at a market-based price. Essential has not opted out of the applicability of Subchapter 25G of the PBCL.

Under Subchapter 25H of the PBCL, certain persons that own 20% or more of a Pennsylvania registered corporation’s shares, or that has publicly announced an intention to acquire control of the corporation, must disgorge any profits it realizes on the sale of its shares to the corporation within 18 months of acquiring control status, including any forced sale pursuant to Subchapter G. Essential has not opted out of the applicability of Subchapter 25G of the PBCL.

Shareholder Rights Plan	American Water does not have a shareholder rights plan.	Essential does not have a shareholder rights plan.

Copies of the organizational documents of American Water and Essential are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information” beginning on page 183.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF AMERICAN WATER

Security Ownership of American Water’s Directors and Executive Officers

The following table sets forth information as of December 29, 2025, regarding the beneficial ownership of American Water common stock by: (i) each director on the American Water board; (ii) each named executive officer included in American Water’s Definitive Proxy Statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2025; and (iii) all of American Water’s directors and current executive officers as a group. Beneficial ownership of securities as shown below has been determined in accordance with Rule 13d-3 promulgated under the Exchange Act and includes the possession, directly or indirectly, through any formal or informal arrangement, either individually or in a group, of voting power (which includes the power to vote, or to direct the voting of, such security) and/or investment power (which includes the power to dispose of, or to direct the disposition of, such security). Shares of American Water common stock subject to options, restricted stock units, and other convertible securities that are exercisable or have vested, as applicable, or will be exercisable or will vest, as applicable, within 60 days of December 29, 2025 are considered outstanding and beneficially owned by the person holding the options, restricted stock units, or other convertible securities for the purpose of computing the number of shares of American Water common stock beneficially owned and the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except in cases where community property laws apply or where indicated in the footnotes to this table, American Water believes that each shareholder identified in the table possesses sole voting and investment power over all shares of American Water common stock shown as beneficially owned by the shareholder.

Name(1)	Total Shares of Common Stock Beneficially Owned(2)	% of Shares Outstanding(3)
David M. Bowler	5,899	*
Jeffrey N. Edwards	10,392	*
John C. Griffith	23,921	*
Lisa A. Grow	868	*
M. Susan Hardwick(4)	66,668	*
Laurie P. Havanec	3,995	*
Julia L. Johnson	27,897	*
Patricia L. Kampling	7,654	*
Melanie M. Kennedy(5)	18,630	*
Karl F. Kurz	20,599	*
Michael L. Marberry	10,021	*
Stuart M. McGuigan	1,966	*
Stacy A. Mitchell	5,956	*
Raffiq A. Nathoo	1,162	*
Cheryl Norton	25,050	*
All directors and current executive officers as a group (15 persons)(6)	174,145	*

*	Less than 1%.
(1)	The address of each person named in the table below is c/o American Water Works Company, Inc., 1 Water Street, Camden, New Jersey 08102-1658.
(2)

Includes shares of American Water common stock underlying certain restricted stock units and performance stock units, which may vest within 60 days of December 29, 2025, in the following amounts: Mr. Bowler—3,364; Mr. Griffith—14,803; Ms. Hardwick—31,660; Ms. Mitchell—2,419; and Ms. Norton—9,509.

For certain of American Water’s named executive officers and directors, the amounts in this column do not include the following interests in American Water common stock, which interests do not confer voting or investment power:

Name	Number of Unvested Restricted Stock Units/Stock Units*	Number of Unvested Performance Stock Units	Total
David M. Bowler	2,478	10,349	12,827
John C. Griffith	8,387	36,360	44,747
M. Susan Hardwick	11,783	55,536	67,319
Julia L. Johnson	2,781	—	2,781
Stacy A. Mitchell	1,953	8,368	10,321
Cheryl Norton	4,135	18,882	23,017

Total	31,517	129,495	161,012

*

Unvested American Water restricted stock units and stock units represent shares of American Water stock underlying restricted stock units or stock unit awards, which shares (i) have not vested, (ii) have vested but have not been delivered, or (iii) have been deferred.

(3)

On December 29, 2025, there were 195,177,161 shares of American Water common stock issued and outstanding. Percentages are calculated pursuant to Rule 13d-3(d) under the Exchange Act. Shares not outstanding that are subject to options exercisable by the holder thereof within 60 days, shares due upon vesting of restricted stock units within 60 days, shares deferred pursuant to vested restricted stock units, and shares eligible for issuance pursuant to the non-employee director deferred compensation plan that may be distributed within 60 days are deemed outstanding for the purposes of calculating the number and percentage owned by such shareholder, but not deemed outstanding for the purpose of calculating the percentage of any other person.

(4)	Ms. Hardwick retired as American Water’s Chief Executive Officer, effective May 14, 2025.
(5)	Ms. Kennedy was no longer employed by American Water as its Executive Vice President and Chief Human Resources Officer, effective March 1, 2025.
(6)

Includes 28,766 shares of American Water common stock beneficially owned by current executive officers of American Water not named in the table above (of which 3,763 shares of American Water common stock are underlying certain restricted stock units and performance stock units, which may vest within 60 days of December 29, 2025). Excludes in the aggregate 10,465 shares of American Water common stock underlying unvested restricted stock units, performance-based restricted stock units, and deferred stock units, held by current executive officers not named in the table above.

Security Ownership of Other Beneficial Owners

The table below indicates the persons or entities known to American Water to be the beneficial holders of more than 5% of American Water common stock, as of the dates as indicated in the footnotes below, with percentages determined as of December 29, 2025 (and based on 195,177,161 shares of American Water common stock issued and outstanding as of such date).

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	% of Shares Outstanding
The Vanguard Group(1) 100 Vanguard Boulevard Malvern, PA 19355	24,022,075	12.3%
BlackRock, Inc.(2) 50 Hudson Yards New York, NY 10001	19,762,045	10.1%
State Street Corporation(3) State Street Financial Center 1 Congress Street, Suite 1 Boston, MA 02114-2016	11,038,713	5.7%

(1)

The Vanguard Group, which is referred to as Vanguard, an investment management company, is the beneficial owner of the 24,022,075 shares of American Water common stock listed in the table. Vanguard holds sole power to dispose of or to direct the disposition of 23,104,796 shares, shared power to vote or direct to vote 340,773 shares, and shared power to dispose or to direct the disposition of 917,279 shares. This disclosure is derived solely from information contained in the most recent Schedule 13G/A, filed by Vanguard with the SEC on February 13, 2024. The information is as of December 31, 2023, and the number of shares beneficially owned by Vanguard may have changed subsequently.

(2)

BlackRock, Inc., which is referred to as BlackRock, is the beneficial owner of the 19,762,045 shares of American Water common stock listed in the table. BlackRock is a holding company of subsidiaries that hold such shares, including: BlackRock Life Limited; Aperio Group, LLC; BlackRock Advisors, LLC; BlackRock France SAS; BlackRock (Netherlands) B.V.; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; BlackRock Japan Co., Ltd.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; SpiderRock Advisors, LLC; BlackRock Asset Management Canada Limited; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; BlackRock Fund Advisors; BlackRock Asset Management North Asia Limited; BlackRock (Singapore) Limited; and BlackRock Fund Managers Ltd, none of which beneficially owns 5% or more of American Water common stock. BlackRock holds sole voting power with respect to 18,124,548 shares and sole dispositive power with respect to all of the shares listed in the table. This disclosure is derived solely from information contained in a Schedule 13G/A filed by BlackRock with the SEC on January 8, 2025. The information is as of December 31, 2024, and the number of shares of American Water common stock beneficially owned by BlackRock may have changed subsequently.

(3)

State Street Corporation, which is referred to as State Street, an investment advisor, is the beneficial owner of the 11,038,713 shares of American Water common stock listed in the table. State Street is a holding company of direct or indirect subsidiaries that hold such shares, including: SSgA Funds Management, Inc.; State Street Global Advisors Europe Limited; State Street Global Advisors Limited; State Street Global Advisors Trust Company; State Street Global Advisors, Australia, Limited; State Street Global Advisors (Japan) Co., Ltd., State Street Global Advisors Asia Limited; State Street Global Advisors, Ltd.; and State Street Global Advisors Singapore Limited. State Street holds shared power to vote or direct to vote 6,896,000 shares, and shared power to dispose or to direct the disposition of 11,013,329 shares. This disclosure is derived solely from information contained in the most recent Schedule 13G/A, filed by State Street with the SEC on January 30, 2024. The information is as of December 31, 2023, and the number of shares of American Water common stock beneficially owned by State Street may have changed subsequently.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ESSENTIAL

Security Ownership of Essential’s Directors and Executive Officers

The following table sets forth information as of December 29, 2025, regarding the beneficial ownership of Essential common stock by: (i) each director on the Essential board; (ii) each named executive officer included in Essential’s Definitive Proxy Statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2025; and (iii) all of Essential’s directors and current executive officers as a group. Beneficial ownership of securities as shown below has been determined in accordance with Rule 13d-3 promulgated under the Exchange Act and includes the possession, directly or indirectly, through any formal or informal arrangement, either individually or in a group, of voting power (which includes the power to vote, or to direct the voting of, such security) and/or investment power (which includes the power to dispose of, or to direct the disposition of, such security). Shares of Essential common stock subject to options, Essential RSUs, and other convertible securities that are exercisable or have vested, as applicable, or will be exercisable or will vest, as applicable, within 60 days of December 29, 2025 are considered outstanding and beneficially owned by the person holding the options, Essential RSUs, or other convertible securities for the purpose of computing the number of shares of Essential common stock beneficially owned and the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except in cases where community property laws apply or where indicated in the footnotes to this table, Essential believes that each shareholder identified in the table possesses sole voting and investment power over all shares of Essential common stock shown as beneficially owned by the shareholder.

Name(1)	Total Shares of Common Stock Beneficially Owned		% of Shares Outstanding(2)
Elizabeth B. Amato	22,970		*
Colleen M. Arnold	33,473	(3)	*
Christopher L. Bruner	6,867		*
David A. Ciesinski	13,134		*
Christopher H. Franklin	597,281	(4)	*
Daniel J. Hilferty	34,345		*
Michael Huwar	23,589	(5)	*
W. Bryan Lewis	10,333		*
Tamara L. Linde	6,867		*
Christopher P. Luning	138,584	(6)	*
Daniel J. Schuller	161,570	(7)	*
All directors and current executive officers as a group (12 persons)	1,050,034	(8)	*

*	Less than 1%.
(1)

The address of each person named in the table below is c/o Essential Utilities, Inc., 762 West Lancaster Avenue, Bryn Mawr, Pennsylvania 19010-3489. Except as indicated in the footnotes to this table, subject to applicable community property laws, to Essential’s knowledge, each person named in this table has sole voting and investment power over the shares shown as beneficially owned by that person.

(2)	On December 29, 2025, there were 283,082,809 shares of Essential common stock issued and outstanding.
(3)

Includes options to purchase 15,342 shares of Essential common stock that were exercisable as of December 29, 2025, options to purchase 5,362 shares of Essential common stock that will be exercisable within 60 days of December 29, 2025, and 3,135 Essential RSUs that will vest within 60 days of December 29, 2025.

(4)

Includes options to purchase 266,145 shares of Essential common stock that were exercisable as of December 29, 2025, options to purchase 50,503 shares of Essential common stock that will be exercisable within 60 days of December 29, 2025, and 29,258 Essential RSUs that will vest within 60 days of December 29, 2025.

(5)

Includes options to purchase 5,717 shares of Essential common stock that were exercisable as of December 29, 2025, options to purchase 5,094 shares of Essential common stock that will be exercisable within 60 days of December 29, 2025, and 2,975 Essential RSUs that will vest within 60 days of December 29, 2025.

(6)

Includes options to purchase 63,228 shares of Essential common stock that were exercisable as of December 29, 2025, options to purchase 9,220 shares of Essential common stock that will be exercisable within 60 days of December 29, 2025, and 5,354 Essential RSUs that will vest within 60 days of December 29, 2025.

(7)

Includes options to purchase 86,464 shares of Essential common stock that were exercisable as of December 29, 2025, options to purchase 13,249 shares of Essential common stock that will be exercisable within 60 days of December 29, 2025, and 7,574 Essential RSUs that will vest within 60 days of December 29, 2025.

(8)

Includes options to purchase 436,896 shares of Essential common stock that were exercisable as of December 29, 2025, options to purchase 83,970 shares of Essential common stock that will be exercisable within 60 days of December 29, 2025, and 48,776 Essential RSUs that will vest within 60 days of December 29, 2025.

Security Ownership of Other Beneficial Owners

The table below indicates the persons or entities known to Essential to be the beneficial holders of more than 5% of Essential common stock, as of the dates as indicated in the footnotes below, with percentages determined as of December 29, 2025.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	% of Shares Outstanding(1)
BlackRock, Inc.(2) 50 Hudson Yards New York, NY 10001	35,703,517	12.6%
The Vanguard Group(3) 100 Vanguard Boulevard Malvern, PA 19355	27,988,993	9.9%

(1)	On December 29, 2025, there were 283,082,809 shares of Essential common stock issued and outstanding.
(2)

The information regarding BlackRock, Inc. was obtained from the Schedule 13G/A filed by BlackRock, Inc. with the SEC on October 17, 2025. This Schedule 13G/A disclosed that BlackRock, Inc. had sole voting power with respect to 33,667,375 shares of Essential common stock, sole dispositive power with respect to 35,703,517 shares of Essential common stock, and shared voting power and shared dispositive power with respect to no shares of Essential common stock.

(3)

The information regarding The Vanguard Group was obtained from the Schedule 13G/A filed by the Vanguard Group with the SEC on February 13, 2024. This Schedule 13G/A disclosed that The Vanguard Group had shared voting power with respect to 248,760 shares of Essential common stock, sole dispositive power with respect to 27,536,540 shares of Essential common stock, shared dispositive power with respect to 452,453 shares of Essential common stock, and sole voting power with respect to no shares of Essential common stock.

DATES FOR SUBMISSION OF SHAREHOLDER PROPOSALS FOR 2026 ANNUAL MEETING

American Water 2026 Annual Shareholder Meeting and Shareholder Proposals

American Water currently expects to hold its annual meeting of shareholders on May 13, 2026.

American Water Shareholder Proposals

Except as provided below under “—Proxy Access Deadlines,” any American Water shareholder who, in accordance with SEC Rule 14a-8, wishes to present a proposal for inclusion in the proxy materials to be distributed in connection with the 2026 annual meeting of American Water shareholders must have submitted the proposal so that was received by the American Water Secretary at the American Water principal executive offices on or before November 27, 2025, and must have complied in all other respects with applicable SEC rules. If the date of the 2026 annual meeting is changed by more than 30 days from the date of the 2025 annual meeting, then the deadline for receipt of the proposal would be a reasonable time before American Water begins to print and send proxy materials. American Water shareholder proposals must be delivered to the American Water Secretary. American Water shareholder proposals should be directed to Secretary, American Water Works Company, Inc., 1 Water Street, Camden, NJ 08102-1658, or via email at contacttheboard@amwater.com or svc_corpsecoffice@amwater.com.

Any American Water shareholder who wishes to propose any business to be considered by the American Water shareholders at the 2026 annual meeting of American Water shareholders (other than a proposal for inclusion in the proxy statement pursuant to SEC Rule 14a-8), or to nominate a person for election to the American Water board at that meeting (including via universal proxy or a solicitation relying on Rule 14a-19 under the Exchange Act), must provide timely and proper notice to American Water in writing, including the specified information described in the American Water bylaws concerning the proposed business or nominee and information required by Rule 14a-19.

The requirements for such notice are set forth in the American Water bylaws, a copy of which can be obtained from American Water upon request. The notice must be received at American Water’s principal executive offices no earlier than January 14, 2026, and no later than February 13, 2026. However, if the date of the 2026 annual meeting is more than 30 days before or 60 days after May 14, 2026, other than as a result of any adjournment, continuation or postponement thereof, notice must be received not later than 90 days prior to the date of the 2026 annual meeting, or, if later, by the tenth day following the Company’s first public announcement of the date of the 2026 annual meeting. The American Water shareholder must otherwise comply with all applicable procedural and substantive requirements set forth in the American Water bylaws.

Proxy Access Deadlines

The American Water bylaws permit an eligible American Water shareholder or group of American Water shareholders to include up to a specified number of director nominees in the American Water proxy materials for an annual meeting of American Water shareholders.

As a condition to the use of the proxy access bylaw, the eligible American Water shareholder or eligible group of American Water shareholders and each director nominee must satisfy all of the procedural and substantive requirements specified in the American Water bylaws, including providing advance notice to American Water and filing certain information with the SEC. With respect to the 2026 annual meeting, the window for a nomination under the proxy access bylaw has closed. The notice was required no earlier than October 28, 2025, and no later than November 27, 2025.

Director Nominations

The American Water Nominating/Corporate Governance Committee will consider qualified director candidate recommendations by American Water shareholders. The recommendation must include the following information:

•	the name, age, business address and residence address of the candidate;

•	a resume describing the candidate’s qualifications;

•	other information about the candidate that would be required to be included in a proxy statement under the rules of the SEC;

•	a description of all arrangements or understandings relating to the nomination between or among the American Water shareholder, the candidate and any other person or persons;

•	the signed consent of the candidate to serve as a director if elected;

•	the name and address of the American Water shareholder who is submitting the recommendation;

•	evidence of the number of shares of American Water common stock that the recommending American Water shareholder owns and the length of time the shares have been owned; and

•	certain other information required by the American Water bylaws.

The American Water Nominating Committee/Corporate Governance may seek additional information regarding the candidate. The American Water Nominating Committee/Corporate Governance will consider all potential candidates in the same manner regardless of the source of the recommendation.

Essential 2026 Annual Shareholder Meeting, Shareholder Proposals and Nominations

Essential has not set a date for its 2026 Annual Meeting of Shareholders.

Who can submit a shareholder proposal at an Essential annual meeting of shareholders?

Shareholders may submit proposals involving proper subjects for inclusion in Essential’s proxy materials for consideration at an annual meeting of shareholders by following the procedures prescribed by Rule 14a-8 of the Exchange Act.

What is the deadline for submitting shareholder proposals for inclusion in Essential’s proxy materials for its 2026 Annual Meeting of Shareholders?

The deadline for the submission of shareholder proposals under Rule 14a-8 for inclusion in Essential’s proxy materials relating to its 2026 Annual Meeting of Shareholders has passed. Shareholders can no longer submit proposals under Rule 14a-8 for Essential’s 2026 Annual Meeting of Shareholders.

The deadline to be eligible for the submission of shareholder proposals under Rule 14a-8 for inclusion in Essential’s proxy materials relating to its 2027 Annual Meeting of Shareholders will be disclosed in Essential’s definitive proxy materials relating to its 2026 Annual Meeting of Shareholders.

What is the deadline for proposing business to be considered at Essential’s 2026 Annual Meeting of Shareholders, but not to have the proposed business included in Essential’s proxy materials?

Section 3.17 of Essential’s bylaws requires that Essential receive written notice of business that a shareholder wishes to present for consideration at the 2026 Annual Meeting of Shareholders (other than matters to be included in Essential’s proxy materials) between January 7, 2026 and February 6, 2026. The notice must meet certain other requirements set forth in Essential’s bylaws. Copies of Essential’s bylaws can be found on Essential’s website at essential.co/corporate-governance/documents or obtained by submitting a written request to Essential’s Corporate Secretary.

Proposals, notices, and requests for a copy of Essential’s bylaws should be addressed as follows:

Corporate Secretary

Essential Utilities, Inc.

762 W. Lancaster Avenue

Bryn Mawr, PA 19010

How does a shareholder nominate a director for election to the Essential Board at the 2026 Annual Meeting of Shareholders?

A shareholder entitled to vote for the election of directors may make a nomination for director provided that written notice (the nomination notice) of the shareholder’s intent to nominate a director at the meeting is filed with Essential’s Corporate Secretary in accordance with provisions of Essential’s articles of incorporation and bylaws.

Section 4.14 of Essential’s bylaws requires the nomination notice to be received by Essential’s Corporate Secretary not less than 90 days nor more than 120 days prior to any meeting of the shareholders called for the election of directors, with certain exceptions. The nomination notice must contain or be accompanied by the following information:

1.	Residence of the shareholder who intends to make the nomination;

2.

A representation that the shareholder is a holder of record of voting stock and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the nomination notice;

3.

Such information regarding each nominee as would have been required to be included in a proxy statement filed pursuant to the SEC’s proxy rules had each nominee been nominated, or intended to be nominated, by the Essential board;

4.

A description of all arrangements or understandings among the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; and

5.	The consent of each nominee to serve as a director of Essential if so elected.

In addition to satisfying the foregoing advance notice requirements under Essential’s bylaws, to comply with the universal proxy rules under the Exchange Act, shareholders who intend to solicit proxies in support of director nominees other than Essential’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act.

What is the deadline for submitting a nomination notice for Essential’s 2026 Annual Meeting of Shareholders?

The date of Essential’s 2026 Annual Meeting of Shareholders has not been set. The deadline for a nomination notice for the 2026 Annual Meeting of Shareholders will be disclosed in Essential’s definitive proxy materials relating to the 2026 Annual Meeting of Shareholders.

What is the process for using the proxy access bylaw for Essential’s 2026 Annual Meeting of Shareholders?

Essential’s bylaws, at Section 4.15, set forth the process to be followed if you want to have a director nominee included in Essential’s proxy statement for the 2026 Annual Meeting of Shareholders. The bylaws can be found on Essential’s website at essential.co/corporate-governance/documents or obtained by submitting a written request to Essential’s Corporate Secretary at the address above.

The window for a nomination under the proxy access bylaw for Essential’s 2026 Annual Meeting of Shareholders has closed.

The window for submitting a nomination under the proxy access bylaw for the 2027 Annual Meeting of Shareholders will be disclosed in Essential’s definitive proxy statement relating to the 2026 Annual Meeting of Shareholders.

HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more shareholders sharing the same address by delivering a single proxy statement or notice, as applicable, addressed to those shareholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to shareholders residing at the same address, unless shareholders have notified the company whose shares they hold of their desire to receive multiple copies of this joint proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders, cost savings for companies and conserves natural resources. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus, or if you are receiving multiple copies of this joint proxy statement/prospectus and wish to receive only one, please contact the company whose shares you hold at their address identified below. Each of American Water and Essential will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: Secretary, American Water Works Company, Inc., 1 Water Street, Camden, NJ 08102-1658, or by telephone at (856) 955-4001; or to Corporate Secretary, Essential Utilities, Inc., 762 W. Lancaster Avenue, Bryn Mawr, PA 19010, or by telephone at (610) 527-8000.

LEGAL MATTERS

The validity of the American Water common stock to be issued in the merger will be passed upon for American Water by Skadden. Certain U.S. federal income tax considerations relating to the merger will be passed upon for Essential by Gibson Dunn.

EXPERTS

American Water

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to American Water Works Company, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2024, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Essential

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to Essential Utilities, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2024 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AMERICAN WATER PROPOSALS

PROPOSAL 1 — SHARE ISSUANCE PROPOSAL

American Water shareholders are being asked to consider and vote on the share issuance proposal, a proposal to approve the issuance of shares of American Water common stock pursuant to the merger agreement. For a summary and detailed information regarding the share issuance proposal, see the information about the merger and the merger agreement throughout this joint proxy statement/prospectus, including the information set forth in sections entitled “The Merger” beginning on page 57 and “The Merger Agreement” beginning on page 120. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.

If you sign and return a proxy and do not indicate how you wish to vote on either proposal, or if you indicate how you wish to vote on the American Water adjournment proposal but do not indicate a choice on the share issuance proposal, your shares will be voted in favor of the share issuance proposal.

Approval of the share issuance proposal by American Water shareholders is required to complete the transactions contemplated by the merger agreement. If the share issuance proposal is not approved, the merger will not be completed.

Required Vote

Assuming a quorum is present at the American Water special meeting, approval of the share issuance proposal requires the affirmative vote of holders of a majority of the shares of American Water common stock present in person, by remote communication, or represented by proxy at the American Water special meeting and entitled to vote on the share issuance proposal. Abstentions will be counted as a vote “AGAINST” the share issuance proposal; broker non-votes will not be taken into account in determining the outcome of the share issuance proposal.

Recommendation

The American Water board unanimously recommends that American Water shareholders vote “FOR” the share issuance proposal.

PROPOSAL 2 — AMERICAN WATER ADJOURNMENT PROPOSAL

American Water shareholders are being asked to consider and vote on the American Water adjournment proposal, which will give the American Water board authority to adjourn the American Water special meeting from time to time, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes to approve the share issuance proposal, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to American Water shareholders, at the time of the American Water special meeting or any adjournment or postponement thereof. If the American Water adjournment proposal is approved, the American Water special meeting could be adjourned to any date. American Water could adjourn the American Water special meeting and any adjourned session of the American Water special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from American Water shareholders who have previously voted.

If the American Water special meeting is adjourned, American Water shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on either proposal, or if you indicate how you wish to vote on the share issuance proposal but do not indicate a choice on the American Water adjournment proposal, your shares will be voted in favor of the American Water adjournment proposal.

Required Vote

Whether or not a quorum is present, approval of the American Water adjournment proposal requires the affirmative vote of holders of a majority of the shares of American Water common stock present in person, by remote communication, or represented by proxy at the American Water special meeting and entitled to vote on the American Water adjournment proposal. Only holders of American Water common stock at the close of business on the American Water record date will be entitled to vote on the American Water adjournment proposal. Abstentions will be counted as a vote “AGAINST” the American Water adjournment proposal; broker non-votes will not be taken into account in determining the outcome of the American Water adjournment proposal.

The vote on the American Water adjournment proposal is separate and apart from the vote to approve the share issuance proposal and is not a condition to the completion of the merger.

Recommendation

The American Water board unanimously recommends that American Water shareholders vote “FOR” the adjournment proposal.

ESSENTIAL PROPOSALS

PROPOSAL 1 — THE MERGER AGREEMENT PROPOSAL

Essential shareholders are being asked to consider and vote on the merger agreement proposal, a proposal to approve the merger agreement and the transactions contemplated thereby, including the merger. For a summary and detailed information regarding the merger agreement proposal, see the information about the merger and the merger agreement throughout this joint proxy statement/prospectus, including the information set forth in sections entitled “The Merger” beginning on page 57 and “The Merger Agreement” beginning on page 120. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.

If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate how you wish to vote on the merger-related compensation proposal or the Essential adjournment proposal but do not indicate a choice on the merger agreement proposal, your shares will be voted in favor of the merger agreement proposal.

Approval of the merger agreement proposal by Essential shareholders is required to complete the transactions contemplated by the merger agreement. If the merger agreement proposal is not approved, the merger will not be completed.

Required Vote

Assuming a quorum is present at the Essential special meeting, approval of the merger agreement proposal requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the merger agreement proposal at the Essential special meeting. Abstentions and broker non-votes will have no effect in determining the outcome of the merger agreement proposal.

Recommendation

The Essential board unanimously recommends that Essential shareholders vote “FOR” the merger agreement proposal.

PROPOSAL 2 — THE MERGER-RELATED COMPENSATION PROPOSAL

Under Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Essential is required to submit a proposal to its shareholders for an advisory (non-binding) vote to approve certain compensation that may be paid or become payable to Essential’s named executive officers in connection with the completion of the merger as discussed in “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Essential Directors and Executive Officers in the Merger,” including the footnotes to the table and the associated narrative discussion. The merger-related compensation proposal gives Essential shareholders the opportunity to express their views on the merger-related compensation of Essential’s named executive officers. The Essential board unanimously recommends that Essential shareholders approve the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the named executive officers of Essential in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the joint proxy statement/prospectus entitled “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Essential Directors and Executive Officers in the Merger” including the footnotes to the table and the associated narrative discussion, and the agreements and plans pursuant to which such compensation may be paid or become payable, is hereby APPROVED.”

The vote on the merger-related compensation proposal is a vote separate and apart from the votes to approve the other proposals being presented at the Essential special meeting and is not a condition to the completion of the merger. Accordingly, you may vote to approve the merger agreement proposal and vote not to approve the merger-related compensation proposal and vice versa. Because the vote on the merger-related compensation proposal is advisory only, it will not be binding on Essential or American Water. Accordingly, if the merger agreement is approved and the merger is completed, the merger-related compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the merger-related compensation proposal.

If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate how you wish to vote on the merger agreement proposal or the Essential adjournment proposal but do not indicate a choice on the merger-related compensation proposal, your shares will be voted in favor of the merger-related compensation proposal.

Required Vote

Assuming a quorum is present at the Essential special meeting, approval of the merger-related compensation proposal, which is a non-binding advisory vote, requires the approval of shareholders present, in person or by proxy, entitled to cast at least a majority of the votes which all shareholders present in person or by proxy are entitled to cast at the Essential special meeting. Abstentions will be counted as a vote “AGAINST” the merger-related compensation proposal and broker non-votes will have no effect in determining the outcome of the merger-related compensation proposal. However, the vote on the merger-related compensation proposal is non-binding and advisory only.

Recommendation

The Essential board unanimously recommends that Essential shareholders vote “FOR” the merger-related compensation proposal.

PROPOSAL 3 — THE ESSENTIAL ADJOURNMENT PROPOSAL

Essential shareholders are being asked to consider and vote on the Essential adjournment proposal, which will give the Essential board authority to adjourn the Essential special meeting from time to time, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes to approve the merger agreement proposal at the time of the Essential special meeting or any adjournment or postponement thereof, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Essential shareholders. If the Essential adjournment proposal is approved, the Essential special meeting could be adjourned to any date. Essential could adjourn the Essential special meeting and any adjourned session of the Essential special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Essential shareholders who have previously voted.

If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate how you wish to vote on the merger agreement proposal or the merger-related compensation proposal but do not indicate a choice on the Essential adjournment proposal, your shares will be voted in favor of the Essential adjournment proposal.

If the Essential special meeting is adjourned, Essential shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the merger agreement proposal but do not indicate a choice on the Essential adjournment proposal, your shares will be voted in favor of the Essential adjournment proposal.

Required Vote

Whether or not a quorum is present, approval of the Essential adjournment proposal requires the approval of shareholders present, in person or by proxy, entitled to cast at least a majority of the votes which all shareholders present in person or by proxy are entitled to cast at the Essential special meeting. Abstentions will be counted as a vote “AGAINST” the Essential adjournment proposal and broker non-votes will have no effect in determining the outcome of the Essential adjournment proposal.

The vote on the Essential adjournment proposal is separate and apart from the votes to approve the other proposals being presented at the Essential special meeting and is not a condition to the completion of the merger.

Recommendation

The Essential board unanimously recommends that Essential shareholders vote “FOR” the Essential adjournment proposal.

WHERE YOU CAN FIND MORE INFORMATION

American Water and Essential each file annual, quarterly, and current reports, proxy statements, and other information with the SEC. These SEC filings are available to the public via the Internet at the SEC’s website at www.sec.gov. American Water’s SEC filings are available to the public via the Internet at its website at ir.amwater.com, and Essential’s SEC filings are publicly available at its website at essential.co. Each company’s filings are made publicly available via those respective websites as soon as reasonably practicable after such reports are filed with or furnished to the SEC. The inclusion of the SEC’s website address in this joint proxy statement/prospectus is intended as an inactive textual reference only and the information contained on the SEC’s website is expressly not incorporated by reference into this joint proxy statement/prospectus other than as expressly set forth below.

American Water has filed with the SEC a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of American Water common stock to be issued to Essential shareholders in connection with the merger. The registration statement, including the exhibits and annexes attached hereto, contains additional relevant information about American Water and Essential. The rules and regulations of the SEC allow American Water and Essential to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows American Water and Essential to disclose important information to you by referring you to other documents filed separately with the SEC. This information, which is referred to as being “incorporated by reference” into this joint proxy statement/prospectus from these other documents, is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below.

This joint proxy statement/prospectus incorporates by reference the documents listed below that American Water and Essential have previously filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act).

American Water SEC Filings Incorporated by Reference

Filing	Period Covered or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2024, as filed with the SEC on February 19, 2025

Quarterly Reports on Form 10-Q

Quarter ended March  31, 2025, as filed with the SEC on April 30, 2025;

Quarter ended June  30, 2025, as filed with the SEC on July 30, 2025; and

Quarter ended September  30, 2025, as filed with the SEC on October 29, 2025

Current Reports on Form 8-K	Filed with the SEC on February 24, 2025; February 27, 2025; February 28, 2025; March 17, 2025; March 25, 2025; May 5, 2025; May 7, 2025; May 16, 2025; May 19, 2025 (Item 1.01); May 22, 2025; June 9, 2025 (Item 5.02); July 1, 2025; August 1, 2025; August 6, 2025; August 8, 2025; August 27, 2025; October 27, 2025 (Item 1.01); November 3, 2025; November 14, 2025; and December 18, 2025

Filing	Period Covered or Date Filed

Description of American Water common stock	Amendment No. 1 to Registration Statement on Form 8-A/A filed with the SEC on May 1, 2018, including any amendments or reports filed to update such description (including Exhibit 4.25 to American Water’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 19, 2025)

Essential SEC Filings Incorporated by Reference

Filing	Period Covered or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2024, as filed with the SEC on February 27, 2025

Quarterly Reports on Form 10-Q

Quarter ended March  31, 2025, as filed with the SEC on May 12, 2025;

Quarter ended June  30, 2025, as filed with the SEC on August 4, 2025; and

Quarter ended September  30, 2025, as filed with the SEC on November 5, 2025

Current Reports on Form 8-K	Filed with the SEC on February 18, 2025; March 19, 2025; May 12, 2025 (Item 5.07); August 7, 2025; and October 27, 2025 (Item 1.01).

Description of Essential common stock	The description of Essential common stock contained in the Description of Securities of Essential Utilities, Inc. filed as Exhibit 4.1 to Essential’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and any further Description of Securities of Essential filed thereafter for the purpose of updating such description

Incorporation by Reference of Future Filings

American Water and Essential incorporate by reference any future filings they make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act on or after the date of this joint proxy statement/prospectus and prior to the date on which the American Water special meeting is held and the Essential special meeting is held (excluding any information and exhibits to the extent such disclosure has been “furnished” and not “filed”). Those filings are considered to be a part of this joint proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

How to Obtain Documents

You can obtain any of the other documents listed above from the SEC, through the SEC’s website at the address indicated above, or from American Water or Essential, as applicable, by requesting them by mail, email or by telephone from the appropriate company at the following addresses and telephone numbers:

By Mail: American Water Works Company, Inc. Attention: Secretary 1 Water Street Camden, New Jersey 08102-1658	By Mail: Essential Utilities, Inc. Attention: Corporate Secretary 762 West Lancaster Avenue Bryn Mawr, PA 19010-3489

By Email: svc_corpsecoffice@amwater.com By Telephone: (856) 955-4001	By Email: investorrelations@essential.co By Telephone: (610) 527-8000

These documents are available from American Water or Essential, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part.

You may also obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from D.F. King & Co, Inc., American Water’s proxy solicitor, or MacKenzie Partners, Inc., Essential’s proxy solicitor, at the following addresses and telephone numbers:

For American Water Shareholders:	For Essential Shareholders:

D.F. King & Co, Inc. 28 Liberty Street, 53rd Floor New York, New York 10005 Shareholders may call toll free: (888) 869-7406 Banks and Brokers may call collect: (646) 582-2898 Email: AWK@dfking.com	MacKenzie Partners, Inc. 7 Penn Plaza New York, New York 10001 Shareholders may call toll free: (800) 322-2885 Banks and Brokers may call collect: (212) 929-5500 Email: proxy@MacKenziePartners.com

If you are a shareholder of Essential or American Water and would like to request documents, please do so by February 3, 2026, which is five business days before the special meetings, to receive them before your respective company’s special meeting. If you request any documents from American Water or Essential, American Water or Essential, as applicable, will mail them to you by first class mail, or another equally prompt means, within one business day after American Water or Essential, as the case may be, receives your request.

This joint proxy statement/prospectus is a prospectus of American Water and is a joint proxy statement of American Water and Essential for the American Water special meeting and the Essential special meeting. Neither American Water nor Essential has authorized anyone to give any information or make any representation about the merger or American Water or Essential that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that American Water or Essential has incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

AMERICAN WATER WORKS COMPANY, INC.,

ALPHA MERGER SUB, INC.

and

ESSENTIAL UTILITIES, INC.

Dated as of October 26, 2025

A-i

A-ii

EXHIBITS

Exhibit A – Form of Articles of Incorporation of the Surviving Corporation	A-87
Exhibit B – Form of Bylaws of the Surviving Corporation	A-91
Exhibit C – Post-Closing Governance Matters	A-99
Exhibit D – Post-Closing Executive Officer Matters	A-101

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 26, 2025 (this “Agreement”), is by and among American Water Works Company, Inc., a Delaware corporation (“Parent”), Alpha Merger Sub, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Essential Utilities, Inc., a Pennsylvania corporation (the “Company” and, together with Parent and Merger Sub, the “Parties” and each, a “Party”).

WITNESSETH:

WHEREAS, the Parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously adopted resolutions (a) determining that it is advisable, fair to and in the best interests of the Company and its shareholders to enter into this Agreement and to consummate the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), (b) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger, (c) directing that this Agreement be submitted to a vote of the Company’s shareholders entitled to vote thereon at a duly held meeting of the Company’s shareholders for such purpose (the “Company Shareholder Meeting”) and (d) recommending that the Company’s shareholders adopt and approve this Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has, by the affirmative vote of all directors present, adopted resolutions (a) determining that the Transactions, including the Merger and the Parent Common Stock Issuance, are advisable, fair to and in the best interests of Parent and its stockholders, (b) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger and the Parent Common Stock Issuance, (c) directing that the Parent Common Stock Issuance be submitted to Parent’s stockholders for approval and (d) recommending that Parent’s stockholders approve the Parent Common Stock Issuance;

WHEREAS, the board of directors of Merger Sub has unanimously approved and declared advisable this Agreement and the Transactions, including the Merger, and Parent has executed and not revoked or withdrawn a shareholder consent which adopts and approves this Agreement and the Transactions, including the Merger, as the sole shareholder of Merger Sub;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code (the “Code”); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Transactions and also to prescribe certain conditions to the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Pennsylvania Business Corporation Law of

1988 (the “PBCL”), the Pennsylvania Entity Transactions Law (the “PETL”) and the other applicable parts of the Pennsylvania Associations Code (together with the PBCL and the PETL, the “Pennsylvania Entity Laws”), Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease, and the Company shall continue its existence under the Pennsylvania Entity Laws as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

Section 1.2 Closing. Unless this Agreement has been terminated in accordance with Section 7.1, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. Eastern Time on a date no later than the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted under applicable Law) of all of the conditions to the Closing set forth in Article VI (except for those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions), unless another time, date or place is mutually agreed to in writing by the Company and Parent. The Closing shall be effected remotely via telecommunication and, to the maximum extent practical, the digital exchange of documents and instruments. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the Company and Merger Sub shall file a statement of merger providing for the Merger (the “Statement of Merger”), in each case in a form mutually agreed upon by Parent and the Company (acting reasonably), executed in accordance with, and containing such information as is required by, the relevant provisions of the Pennsylvania Entity Laws, with the Department of State of the Commonwealth of Pennsylvania (the “Pennsylvania DOS”). The Merger shall become effective at the time and on the date the Statement of Merger is duly filed with and accepted by the Pennsylvania DOS, or at such later time as is agreed by the Parties and specified in the Statement of Merger in accordance with the relevant provisions of the Pennsylvania Entity Laws (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the Pennsylvania Entity Laws. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation, all as provided under the Pennsylvania Entity Laws.

Section 1.5 Organizational Documents of the Surviving Corporation.

(a) Articles of Incorporation. As of the Effective Time, by virtue of the Merger and without any action by any Party or any other Person, the articles of incorporation of the Company in effect immediately prior to the Effective Time shall be amended and restated in their entirety in the form set forth on Exhibit A (with, to the fullest extent permitted by applicable Law, such changes as Parent and the Company may agree in writing prior to the Effective Time), and as so amended and restated, shall be the articles of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b) Bylaws. The Parties shall take all necessary action such that, as of the Effective Time, the bylaws of the Company in effect immediately prior to the Effective Time shall be amended and restated in their entirety in the form set forth on Exhibit B (with, to the fullest extent permitted by applicable Law, such changes as Parent and the Company may agree in writing prior to the Effective Time), and as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

Section 1.6 Directors and Officers of the Surviving Corporation.

(a) Directors. The Parties shall take all necessary action such that, as of the Effective Time, the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving

Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b) Officers. The Parties shall take all necessary action such that, as of the Effective Time, the officers of Merger Sub as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or qualified or appointed, as the case may be.

Section 1.7 Organizational Documents of Parent.

(a) Certificate of Incorporation. The certificate of incorporation of Parent in effect immediately prior to the Effective Time shall remain in effect and not be amended, restated, supplemented or otherwise modified as a result of the Merger or the other Transactions, until thereafter amended as provided therein or by applicable Law.

(b) Bylaws. The bylaws of Parent in effect immediately prior to the Effective Time shall remain in effect and not be amended, restated, supplemented or otherwise modified as a result of the Merger or the other Transactions, until thereafter amended as provided therein or by applicable Law.

Section 1.8 Directors and Officers of Parent.

(a) Directors. Prior to the Effective Time, Parent shall take all necessary action to implement the Parent Board, Parent Board committee and other related matters set forth in Exhibit C, in each case, in accordance with the provisions of Exhibit C.

(b) Officers. Unless otherwise mutually agreed in writing by Parent and the Company after the date of this Agreement:

(i) the chief executive officer of Parent as of immediately prior to the Effective Time (the “Parent CEO”); and

(ii) the individuals serving in executive vice president and senior executive positions of Parent who report to the Parent CEO as of immediately prior to the Effective Time,

in the case of (i) and (ii), shall continue in such positions as of the Effective Time until the earlier of such individual’s resignation or removal or until their respective successors are duly elected or qualified or appointed, as the case may be. Parent shall take all necessary action such that, as of the Effective Time, the individuals set forth on Exhibit D shall hold senior executive-level positions of Parent as of the Effective Time, in accordance with the provisions of Exhibit D.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES AND BOOK-ENTRY SHARES

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person:

(a) Conversion of Company Common Stock. Subject to Sections 2.1(b), 2.1(d) and 2.3, each share of common stock, par value $0.50 per share, of the Company issued and outstanding immediately prior to the Effective Time (such shares, collectively, “Company Common Stock”), other than any Canceled Shares, shall thereupon be converted automatically into and shall thereafter represent the right to receive 0.305 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock,” and such per-share amount, the “Merger Consideration”). As a result of the Merger, at the Effective Time, each holder of shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable in respect of such shares of Company Common Stock which are issued and outstanding immediately prior to the Effective Time, any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(d) and any dividends or other distributions payable pursuant to Section 2.2(c), all to be issued or paid, without interest, in consideration therefor upon the surrender of such shares of Company Common Stock in accordance with Section 2.2(b).

(b) Cancellation of Shares of Common Stock. Each share of Company Common Stock that is owned by Parent or Merger Sub, if any, immediately prior to the Effective Time or owned by the Company as treasury stock, if any, immediately prior to the Effective Time (in each case, other than the Company Restricted Shares) (the “Canceled Shares”) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation.

(c) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d) Fractional Shares.

(i) No fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.1(a). In lieu of receiving any such fractional share interests, each holder of shares of Company Common Stock otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.1(d), a cash payment in lieu of such fractional share of Parent Common Stock representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of shares of Parent Common Stock equal to the excess of (A) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.2(a) representing the Merger Consideration over (B) the aggregate number of whole shares of Parent Common Stock to be distributed to the holders of shares of Company Common Stock pursuant to Section 2.2(b) (such excess being herein called the “Excess Shares”). The Parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Parent Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares of Parent Common Stock. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of shares of Company Common Stock that would otherwise receive fractional shares of Parent Common Stock, shall sell the Excess Shares at the then-prevailing prices on the New York Stock Exchange (the “NYSE”) in the manner provided in the following paragraph.

(ii) The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent reasonably practicable. Until the net proceeds of such sale or sales have been distributed to the holders of shares of Company Common Stock, the Exchange Agent shall hold such net proceeds in trust for the holders of shares of Company Common Stock that would otherwise receive fractional shares of Parent Common Stock (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of shares of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust (after the sale of all Excess Shares) by a fraction, the numerator of which is the amount of the fractional shares to which such holder of shares of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional shares to which all holders of shares of Company Common Stock would otherwise be entitled.

(iii) As soon as reasonably practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock in lieu of any fractional shares of Parent Common Stock, the Exchange Agent shall make available such amounts to such holders of shares of Company Common Stock without interest, subject to and in accordance with Section 2.2.

(e) Adjustments to the Exchange Ratio. If at any time during the period between the date of this Agreement and the Effective Time the outstanding shares of capital stock of the Company or Parent shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, or any other similar event, other than pursuant to the Transactions, then the Exchange Ratio, the Merger Consideration and any other similarly dependent items shall be appropriately adjusted to provide to the holders of Company Common Stock and Parent Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 2.1(e) shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.2 Exchange of Shares.

(a) Exchange Agent. Prior to the Effective Time, Parent shall enter into an exchange agreement with the transfer agent of Parent or such other exchange agent determined by Parent and reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging shares of Company Common Stock for the Merger Consideration. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of the shares of Company Common Stock, certificates representing the shares of Parent Common Stock issuable pursuant to Section 2.1(a) (or appropriate alternative arrangements shall be made by Parent if the shares of Parent Common Stock issuable will be uncertificated). Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.2(c). All certificates representing shares of Parent Common Stock (including the amount of any dividends or other distributions payable with respect thereto pursuant to Section 2.2(c) and cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.1(d)) are hereinafter referred to as the “Exchange Fund.”

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event not later than the fourth (4th) Business Day following the Effective Time, Parent shall cause the Exchange Agent to send to each holder of record of shares of Company Common Stock represented by certificates as of the Effective Time (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the shares of Company Common Stock shall pass, only upon delivery of the shares of Company Common Stock to the Exchange Agent and which shall be in form and substance reasonably satisfactory to Parent and the Company) and (ii) instructions for use in effecting the surrender of the shares of Company Common Stock in exchange for certificates representing whole shares of Parent Common Stock (or appropriate alternative arrangements made by Parent if uncertificated shares of Parent Common Stock will be issued), cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.1(d) and any dividends or other distributions payable pursuant to Section 2.2(c). Exchange of any shares of Company Common Stock held in book-entry form shall be effected in accordance with the Exchange Agent’s customary procedures with respect to securities held in book-entry form. Notwithstanding anything to the contrary in this Agreement, no holders of shares of Company Common Stock held in book-entry form shall be required to deliver a share certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration in respect of such book-entry shares. Upon (A) in the case of shares of Company Common Stock represented by certificates, surrender of shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and (B) in the case of shares of Company Common Stock held in book-entry form, receipt by the Exchange Agent of an “agent’s message” in customary form (it being understood that the holders of such book-entry shares shall be deemed to have surrendered such book-entry shares upon receipt by the Exchange Agent of such “agent’s message” or such other evidence, if any, as the

Exchange Agent may reasonably request), in each case together with such other customary documents as may reasonably be required by the Exchange Agent or Parent, the holder of such shares of Company Common Stock shall be entitled to receive in exchange therefor that number of whole shares of Parent Common Stock (after taking into account all shares of Company Common Stock surrendered by such holder) to which such holder is entitled pursuant to Section 2.1 (which shall be in uncertificated book-entry form), payment by cash or check in lieu of fractional shares of Parent Common Stock which such holder is entitled to receive pursuant to Section 2.1(d) and any dividends or distributions payable pursuant to Section 2.2(c), and the shares of Company Common Stock so surrendered shall forthwith be canceled. If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered share of Company Common Stock is registered, it shall be a condition to the registration thereof that the surrendered share of Company Common Stock be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration pay any and all transfer and other similar Taxes required to be paid as a result of such registration in the name of a Person other than the registered holder of such share of Company Common Stock or establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until surrendered as contemplated by this Section 2.2(b), each share of Company Common Stock shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration (and any amounts to be paid pursuant to Section 2.1(d) or Section 2.2(c)) upon such surrender. No interest shall be paid or shall accrue on or with respect to the Merger Consideration or on or with respect to any amount payable pursuant to Section 2.1(d) or Section 2.2(c).

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered share of Company Common Stock with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.1(d), until such share of Company Common Stock has been surrendered in accordance with this Article II. Subject to applicable Laws, following surrender of any such share of Company Common Stock, there shall be paid to the recordholder thereof, without interest, (i) promptly after such surrender, the number of whole shares of Parent Common Stock issuable in exchange therefor pursuant to this Article II, together with any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.1(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) Withholdings. Each of the Parties, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld), from any consideration payable or otherwise deliverable under this Agreement to any holder of record of a share of Company Common Stock immediately prior to the Effective Time or any other Person who is entitled to receive the Merger Consideration pursuant to this Article II, such amounts as are required to be withheld or deducted under the Code or any applicable Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Person(s) to whom such amounts would otherwise have been paid.

(e) No Further Ownership Rights in Company Common Stock; Closing of Transfer Books. All shares of Parent Common Stock issued upon the surrender or exchange of shares of Company Common Stock in accordance with the terms of this Article II and any cash paid pursuant to Section 2.1(d) or Section 2.2(c) shall be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock. After the Effective Time, the stock transfer books of the Company shall be closed with respect to the shares of Company Common Stock that were outstanding immediately prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the

Effective Time, shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of shares of Company Common Stock for one (1) year after the Effective Time shall be delivered to Parent upon demand, and any holders of shares of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of such holder’s claim for the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.1(d) and any dividends or distributions pursuant to Section 2.2(c).

(g) No Liability; Unclaimed Property. Notwithstanding anything in this Agreement to the contrary, none of the Parties, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any holder of shares of Company Common Stock for any portion of the Merger Consideration (or any portion of the Common Shares Trust or any dividends or distributions to which such holders are entitled pursuant to Section 2.2(c)) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement to the contrary, any portion of the Merger Consideration (and any associated dividends or distributions to which such holders are entitled pursuant to Section 2.2(c)) that remains unclaimed as of immediately prior to the date on which any portion of such property would otherwise escheat to or become the property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(h) Lost Certificates. If any certificate representing a share of Company Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may require as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed certificate (i) the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, (ii) any cash in lieu of fractional shares of Company Common Stock to which such holders are entitled pursuant to Section 2.1(d) and (iii) any unpaid dividends and distributions to which such holders are entitled pursuant to Section 2.2(c) as the case may be, deliverable in respect thereof pursuant to this Agreement.

(i) Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund, as directed by Parent, on a daily basis; provided that no gain or loss thereon shall affect the amounts payable to the holders of shares of Company Common Stock pursuant to the other provisions of this Article II, and such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10,000,000,000, or in mutual funds investing in such assets. Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent. To the extent that there are any losses with respect to any investments of the funds deposited with the Exchange Agent, or the funds shall for any other reason not be sufficient for the Exchange Agent to make prompt payment of any amounts contemplated to be paid pursuant to this Article II, Parent shall promptly reimburse any such loss or otherwise provide additional funds so as to ensure that the funds are at all times maintained at a level sufficient for the Exchange Agent to make such payments contemplated by this Article II.

Section 2.3 Equity Awards.

(a) Conversion of Company Equity Awards. At the Effective Time, by virtue of the Merger and actions taken by the Company Board or a duly authorized committee thereof, each Company Equity Award outstanding as of immediately prior to the Effective Time shall be treated as follows, automatically and without any required action on the part of the recipient or holder thereof:

(i) Each Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be assumed and converted into an option (each, as so converted and adjusted as follows, an “Adjusted Option”) to acquire, on the same terms and conditions as were applicable under such Company Stock Option, including any “double trigger” vesting protections (except that, for any Company Stock Option subject to performance-based conditions, the vesting of the corresponding Adjusted Option will no longer be subject to achievement of the applicable performance goals), a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Company Common Stock subject to such Company Stock Option and (B) the Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the aggregate exercise price for the shares of Company Common Stock subject to such Company Stock Option by (2) the Exchange Ratio.

(ii) Each award of Company Restricted Shares that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be assumed and converted into, on the same terms and conditions as were applicable under such Company Restricted Shares, including any “double trigger” vesting protections, a number of restricted shares of Parent Common Stock (as so converted and adjusted as follows, the “Adjusted Restricted Shares”) equal to the product of (A) the total number of shares of Company Common Stock subject to such award of Company Restricted Shares and (B) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share of restricted Parent Common Stock.

(iii) Each Company RSU Award and each Company Performance Share Award that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be assumed and converted into a restricted stock unit award in respect of a number of shares of Parent Common Stock (each, as so converted and adjusted as follows, an “Adjusted RSU Award”) equal to the product obtained by multiplying (A) the total number of shares of Company Common Stock subject to the Company RSU Award or Company Performance Share Award, as applicable, as of immediately prior to the Effective Time by (B) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share. For purposes of the immediately preceding sentence, the number of shares of Company Common Stock subject to each Company Performance Share Award as of immediately prior to the Effective Time shall be determined based on (1) for each outstanding Company Performance Share Award for which the applicable performance period is ongoing as of the Closing Date, the greater of (x) the number of shares of Company Common Stock subject to such Company Performance Share Award based on the attainment of the applicable performance goals from the beginning of the appliable performance period through the Closing Date or (y) the target number of shares of Company Common Stock subject to such Company Performance Share Award, or (2) for each outstanding Company Performance Share Award for which the applicable performance period is completed as of the Closing Date, the number of shares of Company Common Stock subject to such Company Performance Share Award based on the attainment of the applicable performance goals as of the end of the applicable performance period. Each Adjusted RSU Award shall otherwise be subject to the same terms and conditions applicable to the corresponding Company RSU Award or Company Performance Share Award (including any “double trigger” vesting protections), as applicable, under the Company Stock Plan and the applicable award agreement, including vesting terms, except that any Adjusted RSU Award corresponding to a Company Performance Share Award shall no longer be subject to any performance-based vesting conditions.

(b) Company ESPP. Prior to the Effective Time, the Company Board or a duly authorized committee thereof shall take all actions reasonably necessary, including adopting any resolutions or amendments and providing any notices to participants (which resolutions, amendments and notices, if applicable, shall be reasonably satisfactory to Parent) with respect to the Company ESPP to (i) cause the offering period (as defined in the Company ESPP) ongoing as of the date of this Agreement to be the final offering period under the Company ESPP and the options under the Company ESPP to be exercised on the earlier of (A) the scheduled purchase date for such offering period and (B) the date that is ten (10) Business Days prior to the Closing Date (with any participant payroll deductions not applied to the purchase of shares of Company Common Stock promptly returned to the participant), (ii) prohibit any individual who is not participating in the Company ESPP as of the date of this Agreement from commencing participation in the Company ESPP following the date of this Agreement, (iii) prohibit any individual who is participating in the Company ESPP as of the date of this Agreement from increasing their payroll deferrals under the Company ESPP following the date of this Agreement and (iv) terminate the Company ESPP as of, and subject to, the Effective Time.

(c) Termination of Company DRIP. Prior to the Effective Time, the Company Board or a duly authorized committee thereof shall take all actions reasonably necessary, including adopting any resolutions or amendments and providing any notices to participants (which resolutions, amendments and notices, if applicable, shall be reasonably satisfactory to Parent) with respect to the Company DRIP, to (i) terminate the Company DRIP effective as of the Effective Time and (ii) ensure that no purchase or other rights under the Company DRIP enable the holder of such rights to acquire any Parent Equity Securities as a result of such purchase or the exercise of such rights after the Effective Time.

(d) Company 401(k) Plan Stock Fund. Prior to the Effective Time, the Company Board or a duly authorized committee thereof shall take all actions reasonably necessary, including adopting any resolutions or amendments and providing any notices to participants (which resolutions, amendments and notices, as applicable, shall be reasonably satisfactory to Parent) with respect to the Company 401(k) Plan to prohibit any future investments in Corporation Stock (as defined in the Company 401(k) Plan) and to prohibit any future investments in “employer securities” (as defined in Section 407(d)(1) of ERISA), under the Company 401(k) Plan, effective as of immediately prior to the Effective Time (conditioned on the occurrence of the Effective Time) or prior thereto.

(e) Resolutions Adopting Company Board or Committee Actions. Prior to the Effective Time, the Company Board shall adopt resolutions and the Company shall take all other actions as are necessary or appropriate to effectuate the foregoing provisions of this Section 2.3. The adjustments provided in Section 2.3(a)(i) with respect to any Company Equity Awards to which Section 409A or 421(a) of the Code applies shall be and are intended to be effected in a manner which is consistent with Section 409A and 424(a) of the Code, respectively. As soon as practicable following the Effective Time, Parent shall deliver to the holders of Adjusted Options, Adjusted Restricted Shares and Adjusted RSU Awards appropriate notices evidencing the grants of such Adjusted Options, Adjusted Restricted Shares and Adjusted RSU Awards, which notices shall provide, among other things, that such Adjusted Options, Adjusted Restricted Shares and Adjusted RSU Awards (and the applicable award agreements between the Company and each holder governing the corresponding Company Equity Awards) have been assumed by Parent and shall continue in effect on the same terms and conditions following the Effective Time (subject to the adjustments required by Section 2.3(a) and giving effect to any other terms and conditions applicable to the corresponding Company Equity Awards resulting from the Transactions).

(f) Form S-8. As soon as practicable following the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form) registering shares of Parent Common Stock subject to issuance upon the exercise of the Adjusted Options, Adjusted Restricted Shares, and Adjusted RSU Awards in respect of Parent Common Stock issuable in accordance with Section 2.3(a). The Surviving Corporation shall cooperate with, and assist Parent in the preparation of, such registration statement. Parent shall keep such registration statement effective (and maintain the current status of the prospectus required thereby) for so long as any Adjusted Options, Adjusted Restricted Shares, and Adjusted RSU Awards in respect of Parent Common Stock remain outstanding.

Section 2.4 No Dissenters’ or Appraisal Rights. Pursuant to Section 1571(b)(1) of the PBCL, no dissenters’ or appraisal rights shall be available to any holder of Company Common Stock with respect to the Merger or any of the other Transactions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents publicly available and filed with or furnished to the SEC prior to the date of this Agreement (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and any other disclosures or statements that are predictive or forward-looking in nature) where it is reasonably apparent on its face that such disclosure is applicable to any representation or warranty or (b) subject to Section 8.8, as set forth in the corresponding section of the disclosure schedule delivered by the Company to Parent concurrently with the execution and delivery by the Company of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification; Organization; Subsidiaries.

(a) The Company is a corporation duly organized and subsisting under the laws of the Commonwealth of Pennsylvania.

(b) Each Company Subsidiary is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (in the case of good standing, to the extent such jurisdiction recognizes such concept) and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets, to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company has made available to Parent true and complete copies of the articles of incorporation of the Company, as in effect as of the date of this Agreement (the “Company Charter”), and the bylaws of the Company, as in effect as of the date of this Agreement (together with the Company Charter, the “Company Organizational Documents”) and has made available to Parent true and complete copies of the Organizational Documents of each “significant subsidiary” (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the SEC) of the Company, as in effect as of the date of this Agreement (other than those set forth in Section 3.1(c) of the Company Disclosure Schedule).

(d) Section 3.1(d) of the Company Disclosure Schedule lists each Company Subsidiary and its jurisdiction of organization or formation. All of the outstanding shares of capital stock, voting securities or other equity interests of each Company Subsidiary have been validly issued and are fully paid and nonassessable, as applicable. All of the outstanding shares of capital stock, voting securities and other equity interests of each Company Subsidiary are owned by (i) the Company, (ii) one or more Company Subsidiaries or (iii) the Company and one or more Company Subsidiaries, in each case, free and clear of all liens, claims, mortgages, encumbrances, pledges, security interests or charges of any kind or nature (collectively, “Liens”). Except for the capital stock, voting securities and other equity interests of the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock, voting securities or other equity interests in any other Person (including through participation in any joint venture or similar arrangement), other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of two percent (2%) or less in publicly traded companies, and there are no Joint Ventures of the Company.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 600,000,000 shares of Company Common Stock and 1,770,819 shares of preferred stock, par value $1.00 per share, of the Company (the “Company

Preferred Stock”). As of the close of business on October 20, 2025 (the “Capitalization Date”), (i) (A) 282,975,137 shares of Company Common Stock were issued and outstanding, which includes no Company Restricted Shares outstanding as of such date, and (B) 3,427,257 shares of Company Common Stock were held in the Company’s treasury, (ii) Company Stock Options to purchase 1,079,266 shares of Company Common Stock (of which 794,059 Company Stock Options were exercisable) were outstanding with a weighted average exercise price of $36.60, (iii) Company RSU Awards covering 301,181 shares of Company Common Stock were outstanding, (iv) Company Performance Share Awards covering 524,467 shares of Company Common Stock were outstanding (based on target performance), (v) 2,534,432 shares of Company Common Stock were reserved and available for issuance under the Company Stock Plan, (vi) 960,299 shares of Company Common Stock were reserved and available for issuance under the Company ESPP, (vii) 3,177,820 shares of Company Common Stock were reserved for issuance under the Company DRIP and (viii) no shares of Company Preferred Stock were issued or outstanding. All shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any preemptive right, purchase option, call, right of first refusal or any similar right and all shares of Company Common Stock reserved for issuance as noted in this Section 3.2(a), when issued in accordance with the respective terms thereof, will be duly authorized, validly issued, fully paid and nonassessable and not issued in violation of any preemptive right, purchase option, call, right of first refusal or any similar right. No shares of Company Common Stock are held by any Company Subsidiary. Except as set forth in this Section 3.2(a), at the close of business on the Business Day immediately preceding the date of this Agreement, no shares of capital stock, voting securities or other equity interests of the Company were issued, reserved for issuance or outstanding.

(b) Except as set forth in Section 3.2(a), as of the date hereof, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (ii) any subscriptions, options, warrants, calls, derivative contract, forward contract or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary (the foregoing clauses (i) and (ii), collectively, “Company Equity Securities”).

(c) There is no outstanding Indebtedness of the Company or any Company Subsidiary, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or any Company Subsidiary on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of, any Company Equity Securities.

(e) The Company has delivered or made available to Parent an accurate and complete copy of the Company Stock Plan and the form award agreements evidencing grants of Company Stock Options, Company Restricted Shares, Company Performance Share Awards and Company RSU Awards (collectively, “Company Equity Awards”). There have been no repricing of any Company Stock Options through amendments, cancellation and reissuance or other means during the current or prior two (2) calendar years. None of the Company Stock Options were granted with an exercise price below or deemed to be below fair market value on the date of grant. All grants of Company Equity Awards were validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and properly recorded on the consolidated financial statements of the Company in accordance with GAAP, and, where applicable, no such grants involved any “back dating,” “forward dating” or similar practices with respect to grants of Company Stock Options.

(f) Section 3.2(f) of the Company Disclosure Schedule sets forth a schedule of all outstanding Company Equity Awards as of the Capitalization Date, including, for each award, as applicable, the holder, type of award (including, in the case of options, whether or not an “incentive stock option” within the meaning of Section 422 of the Code), the number of shares of Company Common Stock subject to the award, vesting schedule and portion vested, settlement date (including pursuant to any deferral election), per share exercise price and expiration date.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its covenants and agreements hereunder and, assuming that the representations and warranties of Parent contained in Section 4.15 are true and correct, to consummate the Transactions, including the Merger, subject, in the case of the Merger, to the Company Shareholder Approval. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board and, except for the Company Shareholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the Merger or the consummation of the Transactions. The Company Board, at a meeting duly called and held, unanimously adopted resolutions (i) determining that it is advisable, fair to and in the best interests of the Company and its shareholders to enter into this Agreement and to consummate the Transactions, including the Merger, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger, (iii) directing that this Agreement be submitted to a vote of the Company’s shareholders entitled to vote thereon at the Company Shareholder Meeting and (iv) recommending that the Company’s shareholders adopt and approve this Agreement (the “Company Board Recommendation”) at the Company Shareholder Meeting, and such resolutions have not been subsequently rescinded, modified or withdrawn in any way. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms; provided that such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exceptions”).

(b) Except for (i) such Consents or Filings as may be required under (A) the provisions of the Pennsylvania Entity Laws, (B) the Exchange Act, (C) the Securities Act, (D) the rules and regulations of the NYSE, (E) the HSR Act and (F) the rules and regulations of the Applicable PSCs (such Consents or Filings referred to in clause (F), collectively, the “Company Regulatory Approvals”), and (ii) pre-approvals of license transfers by the FCC, and, subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.3(b), no authorization, consent, order, license, permit or approval of (each, a “Consent”), or registration, declaration, notice, submission or filing (each, a “Filing”) made to or with any Governmental Entity is necessary or required to be obtained or made under applicable Law in connection with the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder or the consummation of the Transactions by the Company, except for such Consents or Filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as set forth in clauses (i) and (ii) of Section 3.3(b), the execution and delivery by the Company of this Agreement do not, and the consummation of the Transactions and compliance with the provisions hereof will not, (i) conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, payment or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any Company Subsidiary or result in the creation of any Lien, other than any such Lien (A) for Taxes or governmental assessments, the charges or claims of payment for which are not yet due or payable, or that are being contested in good faith and for which adequate accruals or reserves have been established, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business consistent with past practice, (C) which is disclosed on the most recent consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet, (D) which was incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet of the Company or (E) which does not and would not reasonably be expected to materially impair the continued use and operation of the assets to which they relate as operated as of the date hereof or any property at which the material operations of the Company or any Company Subsidiary are conducted as of the date hereof (each of the foregoing (A) through (E), a “Company Permitted Lien”), upon any of the properties or assets of the Company or any Company Subsidiary, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or the Organizational Documents of any Company Subsidiary or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, payment, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 SEC Reports; Financial Statements; No Undisclosed Liabilities.

(a) Since January 1, 2023, the Company has furnished or filed on a timely basis all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC under the Exchange Act or the Securities Act (such documents, together with all exhibits, financial statements, including the Company Financial Statements, and schedules thereto and all information incorporated therein by reference, but excluding the Joint Proxy Statement, being collectively referred to as the “Company SEC Documents”). None of the Company Subsidiaries is or has been required to make or makes any filings with the SEC under the Exchange Act or the Securities Act. Each Company SEC Document (i) at the time furnished or filed, complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and the listing standards and corporate governance rules and regulations of the NYSE and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Document, and, to the Knowledge of the Company, none of the Company SEC Documents is the subject of any outstanding SEC comment or investigation. As of the date hereof, the Company is in compliance in all material respects with all current listing standards of the NYSE.

(b) Each of the consolidated financial statements of the Company (including any related notes) contained or incorporated by reference in the Company SEC Documents (the “Company Financial Statements”) (i) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP (except, in the case of unaudited quarterly financial statements, as permitted by the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto), (iii) fairly presents in all material respects, in accordance with GAAP, the consolidated financial position of the Company and the Company Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end audit adjustments that are not material and to any other adjustments described therein, including the notes thereto) and (iv) was prepared from, and in accordance with, the books and records of the Company and the Company Subsidiaries in all material respects. No financial statements of any Person other than the Company and the Company Subsidiaries are required by GAAP to be included in the Company Financial Statements. The books and records of the Company and the Company Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date of this Agreement, PricewaterhouseCoopers LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company.

(c) The Company maintains, and at all times since January 1, 2023 has maintained, a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects. The Company maintains “disclosure controls and procedures” required by Rule 13a-15 or 15d-15 under the Exchange Act that are sufficient to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company has disclosed in writing, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, known to the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. There is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due. Since January 1, 2023, no executive officer of the Company has failed in any respect to make the certifications required of such executive officer under Section 302 or Section 906 of the Sarbanes-Oxley Act. Neither the Company nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(d) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company Financial Statements or other Company SEC Documents.

(e) Since January 1, 2023, (i) none of the Company or any Company Subsidiary, nor, to the Knowledge of the Company, any director or officer of the Company or any Company Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or any material complaint, allegation, assertion or claim from employees of the Company or any Company Subsidiary regarding questionable accounting or auditing matters with respect to the Company or any Company Subsidiary and (ii) to the Knowledge of the Company, no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company, any Company Subsidiary or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof, or to the chief executive officer of the Company or the general counsel of the Company.

(f) Except (i) as reflected or reserved against in the Company’s most recent audited consolidated balance sheets (or stated in the notes thereto) included in the Company SEC Documents filed prior to the date hereof, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice after the date of such balance sheet and (iii) liabilities incurred in connection with the Merger or any of the other Transactions or agreements contemplated by this Agreement, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (or in the notes thereto), other than those which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5 Absence of Certain Changes or Events.

(a) Since January 1, 2025 through the date of this Agreement, there has not been any Change that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since January 1, 2025 through the date of this Agreement, each of the Company and the Company Subsidiaries has conducted its respective business in the ordinary course of business consistent with past practice in all material respects, except in connection with the Transactions.

Section 3.6 Litigation. Neither the Company nor any Company Subsidiary is party to, and there is no Claim before any Governmental Entity pending or, to the Knowledge of the Company, threatened against the Company, any Company Subsidiary, or any of their current or former directors or executive officers that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity of the Company, any Company Subsidiary, any of their respective properties or assets, or any of their current or former directors or executive officers, that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7 Information Supplied. None of the information provided or to be provided by the Company or the Company Subsidiaries for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided that, with respect to projected financial information provided by or on behalf of the Company, the Company represents only that such information was prepared in good faith by management of the Company on the basis of assumptions believed by such management to be reasonable as of the time made. None of the information provided by the Company or the Company Subsidiaries for inclusion or incorporation by reference in the Joint Proxy Statement will, at the date it is first mailed to the Company’s shareholders or Parent’s stockholders or at the time of the Company Shareholder Meeting or the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that, with respect to projected financial information provided by or on behalf of the Company, the Company represents only that such information was prepared in good faith by management of the Company on the basis of assumptions believed by such management to be reasonable as of the time made. The Joint Proxy Statement (other than the portion thereof relating solely to the Parent Stockholder Meeting) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 3.7, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement that were not supplied by or on behalf of the Company.

Section 3.8 Compliance with Law; Permits.

(a) Except for matters that would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023, (i) the Company and the Company

Subsidiaries are in compliance with all applicable Laws and all Permits applicable to the business and operations of the Company and the Company Subsidiaries, (ii) the Company and each Company Subsidiary hold, and are in compliance with, all Permits required by Law for the conduct of their respective businesses as they are now being conducted and (iii) all Permits of the Company and the Company Subsidiaries are valid and in full force and effect. None of the Company, the Company Subsidiaries or, to the Knowledge of the Company, their respective Representatives (A) is a Sanctioned Person, (B) is a Person that is owned or controlled by a Sanctioned Person, (C) is located, organized or resident in a Sanctioned Jurisdiction or (D) has or is now, in connection with the business of the Company or the Company Subsidiaries, engaged in any dealings or transactions (1) with any Sanctioned Person, (2) in any Sanctioned Jurisdiction or (3) otherwise in material violation of Sanctions.

(b) Since January 1, 2020, the Company, the Company Subsidiaries, and their respective directors, officers, employees, and, to the Knowledge of the Company, their Representatives have complied with applicable Anti-Corruption Laws. Neither the Company, the Company Subsidiaries, nor their directors, officers, employees, or, to the Knowledge of the Company, any Representative has, directly or indirectly, since January 1, 2020 given, offered, promised, or authorized the giving of any payment, gift or other item of value or similar benefit to any Person (including any foreign official, foreign political party, foreign political party official or candidate for foreign political office) in violation of any applicable Anti-Corruption Law. The Company has not (i) received written or oral notice of or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to any actual or potential violation of any Anti-Corruption Law or (ii) been a party to or the subject of any pending or, to the Knowledge of the Company, threatened action or investigation related to any actual or potential violation of Anti-Corruption Laws. The Company has implemented and maintains policies and procedures reasonably designed to ensure compliance by its directors, officers, employees, and Representatives with applicable Anti-Corruption Laws.

(c) Notwithstanding anything contained in this Section 3.8, no representation or warranty shall be deemed to be made in this Section 3.8 in respect of the matters referenced in Section 3.4, or in respect of Tax, employee benefits, labor or compliance with Environmental Laws.

Section 3.9 Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) Each of the Company and each of the Company Subsidiaries has (i) timely filed or caused to be filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by it, and all such Tax Returns were true, correct and complete, (ii) timely paid in full or caused to be paid in full to the appropriate Governmental Entity all Taxes required to be paid by it (whether or not shown as due on such Tax Returns), (iii) established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Company SEC Documents for all Taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (iv) not received any written notice of any deficiencies for any Tax of the Company or any of the Company Subsidiaries from any taxing authority for which there are not adequate accruals or reserves on the financial statements included in the Company SEC Documents.

(b) Neither the Company nor any Company Subsidiary is the subject of any currently ongoing examination, audit, litigation or other proceeding with respect to Taxes, nor has any examination, audit, litigation or other proceeding with respect to Taxes been proposed against any of them in writing, and any deficiencies asserted or assessments made as a result of any examination, audit, litigation or other proceeding with respect to Taxes have been paid in full or are being contested in good faith and adequate accruals or reserves for such deficiencies or assessments have been established. There are no Liens for Taxes on any of the assets of the Company or any Company Subsidiary other than Company Permitted Liens. No claim has ever been made in writing by a taxing authority of a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns or paid taxes of a particular type that the Company or such Company Subsidiary is or may be subject to taxation by that jurisdiction, or is required to file Tax Returns or pay Taxes of such type in such jurisdiction.

(c) Neither the Company nor any Company Subsidiary (i) has ever been a member of any affiliated, combined, unitary or other similar group (other than any such group the common parent of which is the Company or any Company Subsidiary), (ii) is a party to or bound by any written Tax allocation, indemnification, sharing or similar agreement (other than an agreement exclusively between or among the Company and the Company Subsidiaries), except for customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes, or (iii) has any liability for any Taxes of any Person (other than the Company or any Company Subsidiary) under Section 1.1502-6 of the Treasury regulations promulgated under the Code (or any analogous or similar provision of any state, local or non-U.S. Tax Law), as a transferee or successor, by contract (other than pursuant to customary commercial agreement entered into in the ordinary course of business the primary purpose of which is not related to Taxes), or otherwise by operation of Law.

(d) The Company and the Company Subsidiaries (A) have timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over, or set aside in accounts for such purpose, any amounts so withheld, deducted or collected to the appropriate Governmental Entity), and (B) have otherwise complied with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes (including information reporting requirements).

(e) Neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code within the past two (2) years or otherwise as part of a plan that includes the Merger.

(f) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury regulations promulgated under the Code (or any analogous or similar provision of state, local or non-U.S. Law).

(g) Neither the Company nor any Company Subsidiary (i) has filed or agreed to any extension of time within which to file any Tax Returns that have not been filed, except for automatic extensions of time to file income Tax Returns entered into in the ordinary course of business, (ii) has entered into any agreement or other arrangement waiving or extending the statute of limitations or the period of assessment or collection of any Taxes, (iii) has applied for a ruling from a taxing authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a taxing authority that is pending or (iv) is party to or bound by any “closing agreement” as described in Section 7121 of the Code (or any analogous or similar provision of state, local or non-U.S. Tax Law) or any private letter rulings, technical advice memoranda or similar agreement or rulings by or with any taxing authority.

(h) Neither the Company nor any Company Subsidiary has taken or agreed to take any action, intends to take any action, or has Knowledge of any fact or circumstance, in each case, that could reasonably be expected to prevent or impede the Merger from qualifying as, or to cause the Merger to fail to qualify as, a “reorganization” within the meaning of Section 368(a)(1) of the Code.

(i) It is agreed and understood that no representation or warranty is made by the Company in respect of Tax matters in any Section of this Agreement other than Section 3.4, this Section 3.9 and Section 3.10.

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all material Company Benefit Plans. With respect to each material Company Benefit Plan, the Company has made available to Parent copies of such Company Benefit Plan and all amendments thereto and, if applicable, (i) any related trust, funding agreements or insurance policies, (ii) summary plan description and summaries of material modifications, (iii) the most recent IRS determination letter or foreign equivalent issued by a Governmental Entity, as may be applicable, (iv) actuarial reports and financial statements for the most recently completed fiscal year, (v) the most recent annual report (Form 5500) and all applicable schedules thereto or foreign equivalent and (vi) all material, non-routine documents and correspondence relating thereto received from or provided to any Governmental Entity during the past year.

(b) Each Company Benefit Plan has been operated and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service as to its qualification and, to the Company’s Knowledge, no event has occurred that could reasonably be expected to result in the disqualification of such Company Benefit Plan. Since January 1, 2023, there have not been any actions pending against or involving or, to the Company’s Knowledge, threatened against or threatened to involve any Company Benefit Plan (other than routine claims for benefits). No events have occurred with respect to any Company Benefit Plan that has resulted in, or to the Company’s Knowledge, would reasonably be expected to result in, the assessment of any material excise Taxes or penalties against the Company. All contributions, premiums and payments that are due to have been made for each Company Benefit Plan within the time periods prescribed by the terms of such plan and applicable Law have been made.

(c) The Company does not sponsor, contribute to, have an obligation to contribute to or have any liability, and has not since January 1, 2019, sponsored, contributed to, had an obligation to contribute to or had any liability with respect to (i) a plan subject to Title IV of ERISA, including any defined benefit plan (as defined in Section 3(35) of ERISA), (ii) a multiple employer plan subject to Section 4063 or 4064 of ERISA, (iii) a plan subject to Section 302 of ERISA or Section 412 of the Code, (iv) a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA) or (v) a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code. Neither the Company nor any Company Subsidiary contributes to a “multiemployer plan” (as defined in Section 3(37) of ERISA). Other than routine claims for benefits, no liability under Title IV of ERISA has been incurred by the Company or any Company Subsidiary that has not been satisfied in full when due, and no condition exists that could reasonably be expected to result in a material liability to the Company or any Company Subsidiary under Title IV of ERISA.

(d) Except as set forth in Section 3.10(d) of the Company Disclosure Schedule, the consummation of the Transactions will not (i) entitle any current or former employee, director, consultant or other individual service provider of the Company or any Company Subsidiary to any compensation or benefits (including severance, retention or change in control pay, unemployment compensation or any other payment), (ii) accelerate the time of payment or vesting, or increase the amount, of compensation due any such current or former employee or director or (iii) limit or restrict the right of the Company and, after the consummation of the Transactions, Parent or the Surviving Corporation, to merge, amend or terminate any Company Benefit Plans.

(e) There are no material pending or, to the Company’s Knowledge, threatened Claims against, by or on behalf of, or any Liens filed against or with respect to, any of the Company Benefit Plans or otherwise involving any Company Benefit Plan.

(f) Neither the Company nor any Company Subsidiary is a party to any agreement, contract or arrangement that would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(g) The Company has no obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director, consultant or other individual service provider for any Tax incurred by such individual, including under Section 409A or 4999 of the Code.

(h) No Company Benefit Plan provides any benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or any Company

Subsidiary beyond their retirement or other termination of service, other than (i) health continuation coverage pursuant to Section 4980B of the Code, (ii) coverage mandated solely by applicable Law or (iii) benefits the full costs of which are borne by the current or former employee or director or his or her beneficiary.

(i) Each Company Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code complies and has complied, both in form and operation, in all material respects, with the requirements of Section 409A of the Code and the final regulations and other applicable guidance thereunder.

Section 3.11 Employment and Labor Matters.

(a) (i) To the Knowledge of the Company, since January 1, 2023, no labor union, labor organization, employee association, or works council (each, a “Union”) has attempted to organize employees at the Company or any Company Subsidiary or filed a petition with the National Labor Relations Board seeking to be certified as the bargaining representative of any employees of the Company or any Company Subsidiary (“Company Employees”), (ii) since January 1, 2023, there have been no actual or, to the Knowledge of the Company, threatened (A) work stoppages, lock-outs or strikes, (B) slowdowns, boycotts, handbilling, picketing, walkouts, demonstrations, leafleting, sit-ins or sick-outs by Company Employees, causing significant disruption to the operations of a Company facility, or (C) other form of Union disruption at the Company or any Company Subsidiary, (iii) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no unfair labor practice, labor dispute, or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened with respect to Company Employees and (iv) neither the Company nor any Company Subsidiary are required under applicable Law or Contract to provide notice to, or to enter into any consultation procedure with, any Union or similar foreign labor organization, in connection with the execution of this Agreement or the Transactions.

(b) Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries are, and since January 1, 2023 have been, in compliance with all applicable state, federal, and local Laws respecting labor and employment, including all Laws relating to discrimination, disability, labor relations, unfair labor practices, hours of work, payment of wages, employee benefits, retirement benefits, compensation, immigration, workers’ compensation, working conditions, occupational safety and health, family and medical leave, reductions in force, plant closings, notification of employees, and employee terminations and (ii) neither the Company nor any Company Subsidiary has any liabilities under the Worker Adjustment and Retraining Notification Act (“WARN Act”) or any state or local Laws requiring notice with respect to such layoffs or terminations.

(c) Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023, (i) no Governmental Entity has initiated or, to the Knowledge of the Company, threatened to initiate, any material complaints, charges, lawsuits, grievances, claims, arbitrations, administrative proceedings, or other proceeding(s) or investigation(s) with respect to the Company or the Company Subsidiaries arising out of, in connection with, or otherwise relating to any Company Employees or any Laws governing labor or employment, and (ii) no Governmental Entity has issued or, to the Knowledge of the Company, threatened to issue any significant citation, order, judgment, fine or decree against the Company or any of the Company Subsidiaries with respect to any Company Employees or any Laws governing labor or employment.

(d) To the Knowledge of the Company, no Company Employee is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation (i) to the Company or any Company Subsidiary or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or any Company Subsidiary or (B) to the knowledge or use of trade secrets or proprietary information.

(e) Since January 1, 2023, neither the Company nor any Company Subsidiary is or has been party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or the Company Subsidiaries that involves allegations relating to harassment or discrimination of any kind by either (i) an officer of the Company or any Company Subsidiary or (ii) an employee of the Company or any Subsidiary at the level of Senior Vice President or above. To the Knowledge of the Company, since January 1, 2023, no allegations of harassment or discrimination of any kind have been made against (i) any officer of the Company or any Company Subsidiary or (ii) an employee of the Company or any Company Subsidiary at a level of Senior Vice President or above.

Section 3.12 Environmental Laws and Regulations.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) there is no pending or, to the Knowledge of the Company, threatened claim, lawsuit, or administrative proceeding against the Company or any Company Subsidiary, under or pursuant to any Environmental Law, and neither the Company nor any Company Subsidiary has received notice from any Person, including any Governmental Entity, alleging that the Company has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved;

(ii) the Company and the Company Subsidiaries are and, since January 1, 2020, have been in compliance with all applicable Environmental Laws and with all material permits, licenses and approvals required under Environmental Laws for the conduct of their business or the operation of their facilities;

(iii) the Company and the Company Subsidiaries have all material permits, licenses, authorizations and any other approvals required for the ownership operation of the businesses and their facilities pursuant to applicable Environmental Law, all such permits, licenses and approvals are in effect, and, to the Knowledge of the Company, there is no actual or threatened proceeding to revoke, modify or terminate such permits, licenses, authorizations and approvals;

(iv) there has been no release of Hazardous Materials at any real property currently or, to the Knowledge of the Company, formerly owned, leased, or operated by the Company or any Subsidiary in concentrations or under conditions or circumstances that (A) would reasonably be expected to result in liability to the Company or any Company Subsidiary under any Environmental Laws or (B) would require reporting, investigation, remediation, or other corrective or response action by the Company or any Subsidiary under any Environmental Law and that has not otherwise been addressed through such reporting, investigation, remediation, or other corrective or responsive action by the Company or any Subsidiary;

(v) the Company is not party to any order, judgment or decree that imposes any obligations under any Environmental Law and, to the Knowledge of the Company, has not, either expressly or by operation of Law, undertaken any such obligations, including any obligation for corrective or remedial action, of any other person; and

(vi) this Agreement and the Transactions will not trigger, or otherwise be subject to, any Environmental Law requiring the investigation or remediation of environmental conditions at any property currently owned or leased by the Company or any of the Company Subsidiaries as a result of such transactions, including the Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq. and all implementing rules and regulations, and neither the Company nor any Company Subsidiary has any unresolved obligations under any such Environmental Laws.

(b) The Company has delivered or otherwise made available for inspection to Parent (including through documents or discussions) information reasonably describing any (i) material unresolved liabilities under Environmental Law, (ii) Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of the Company Subsidiaries that would be reasonably likely to form the basis of any material claim against the Company or any of the Company Subsidiaries under Environmental Law or (iii) material non-compliance with Environmental Laws by the Company or any of the Company Subsidiaries.

Section 3.13 Insurance. Except as would not have or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and the Company Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined in good faith to be prudent and consistent with industry practice, and the Company and the Company Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof and (b) all material fire and casualty, general liability, director and officer, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any Company Subsidiary (“Company Insurance Policies”) are in full force and effect, all premiums due with respect to all Company Insurance Policies have been paid and neither the Company nor any Company Subsidiary has received any written notice of cancellation, invalidation or non-renewal of any Company Insurance Policy. The Company has made available to Parent a summary of the Company Insurance Policies.

Section 3.14 Required Vote of the Company Shareholders. The affirmative vote of a majority of the votes cast by all shareholders of the Company entitled to vote on this Agreement at the Company Shareholder Meeting (so long as a quorum is present) is the only vote of the holders of securities of the Company that is required to approve this Agreement and the Merger (the “Company Shareholder Approval”).

Section 3.15 Lack of Ownership of Parent Common Stock. Neither the Company nor any Company Subsidiary beneficially owns, directly or indirectly, any shares of Parent Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Parent Common Stock or any securities of any Parent Subsidiary (other than, for the avoidance of doubt, any shares of Parent Common Stock that may be held by Company Benefit Plans), and neither the Company nor any Company Subsidiary has any rights to acquire any shares of Parent Common Stock except pursuant to this Agreement. There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interest of Parent or any Parent Subsidiary.

Section 3.16 Antitakeover Laws; Rights Plan.

(a) Subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.15, the Company has taken all necessary actions, if any, so that the Transactions, including the Merger, are not subject to any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder,” “affiliated transaction,” “business combination” or any other antitakeover Law (each, a “Takeover Law”), including any antitakeover provision in the Pennsylvania Entity Laws or of any other applicable U.S. state or federal Law, or any antitakeover provision in the Company Organizational Documents.

(b) Neither the Company nor any Company Subsidiary has any shareholders’ rights plan or similar plan or arrangement in effect.

Section 3.17 Regulatory Matters.

(a) Section 3.17(a) of the Company Disclosure Schedule lists each Company Subsidiary that is subject to regulation by a state regulatory commission as a public utility or public service company (or similar designation) and the states where such Company Subsidiary is subject to such regulation (the “Regulated Company Subsidiaries”). Other than as set forth in Section 3.17(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any Company Subsidiary is subject to regulation as a public utility or public service company (or similar designation) by any state in the U.S. or in any foreign country. No asset of the Company or any of the Regulated Company Subsidiaries is currently disallowed from recovery in rates based on its value and associated expenses in any ratemaking procedure before any Applicable PSC, as applicable.

(b) All filings (other than immaterial filings) required to be made by the Company or any Company Subsidiary since January 1, 2023 with any applicable state public utility commissions and under applicable state Law, as the case may be, have been made, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs, franchises, service agreements, and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of applicable Laws, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable Laws, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Each of the Company and the Company Subsidiaries, as applicable, is legally entitled to provide services in all areas (i) where it currently provides service to its customers and (ii) as identified in its respective Permits, in each case, except for failures to be so entitled that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) As of the date hereof, neither the Company nor any Company Subsidiary all or part of whose rates or services are regulated by a Governmental Entity (i) is a party to any rate proceeding before a Governmental Entity with respect to rates charged by the Company or any Company Subsidiary other than in the ordinary course of business consistent with past practice, (ii) other than as set forth in Section 3.17(d) of the Company Disclosure Schedule, has rates in any amounts that have been or are being collected subject to refund, pending final resolution of any rate proceeding pending before a Governmental Entity or on appeal to a court (other than rates based on estimated costs or revenues that are subject to adjustment once the actual costs or revenues become known) or (iii) is a party to any contract with any Governmental Entity entered into other than in the ordinary course of business consistent with past practice imposing conditions on rates or services in effect as of the date hereof or which, to the Knowledge of the Company, are as of the date hereof scheduled to go into effect at a later time, except, in the case of clauses (i) through (iii), that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.18 Water Quality and Water Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the drinking water supplied by the Company and the Company Subsidiaries to their respective customers is and has been, since January 1, 2023, in compliance with all applicable federal and state drinking water standards and (b) the Company and the Company Subsidiaries have all rights, authorizations, permits, easements, prescriptive rights and rights of way, whether or not of record, which are necessary to extract and deliver water to their respective customers in a manner adequate and sufficient for the conduct of its business as currently conducted (the “Company Water Rights”). To the Knowledge of the Company, (i) there is not any existing breach or default by the Company or any Company Subsidiary under any of the Company Water Rights which (with or without notice, lapse of time or both) would cause any of the Company Water Rights to be lost, revoked or compromised or not be satisfied and (ii) there is no other reason to believe that any Company Water Rights will be lost, revoked or compromised or will not be satisfied, except, in each of clauses (i) and (ii), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.19 Intellectual Property; Information Technology; Data Protection.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries own or have a valid right to use all Intellectual Property Rights used in connection with and reasonably necessary for the business of the Company and the Company Subsidiaries as currently conducted. To the Knowledge of the Company, neither the Company nor any Company Subsidiary has infringed, misappropriated or violated in any material respect any Intellectual Property Rights of any third party except where such infringement, misappropriation or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing, misappropriating or violating any Intellectual Property Rights owned or exclusively licensed by or to the Company or any Company Subsidiary, except where such infringement, misappropriation or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the computer systems (including the software, hardware, networks, platforms and related systems) used in connection with the business of the Company or any Company Subsidiary are adequate and sufficient for the operation of the business of the Company and the Company Subsidiaries as currently conducted.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023, the Company and the Company Subsidiaries have in all material respects Processed Personal Data in compliance with Information Privacy Requirements. Since January 1, 2023, to the Knowledge of the Company, no Claim or investigation has been filed, commenced or threatened in writing against the Company or any Company Subsidiary alleging, and neither the Company nor any Company Subsidiary have given any written Claim of, any material failure to comply with any Information Privacy Requirement. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023, the Company and the Company Subsidiaries have implemented and maintained industry standard administrative, technical, physical and organizational security measures, including written policies and procedures designed to protect the integrity, confidentiality and security of Personal Data Processed by the Company or the Company Subsidiaries.

Section 3.20 Real Property.

(a) Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has either good, valid or marketable fee title to each parcel of real property owned in whole or in part by the Company or any Company Subsidiary, together with all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any Company Subsidiary relating to the foregoing (collectively, the “Company Owned Real Property”) free and clear of all Liens, other than Company Permitted Liens. Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no outstanding agreements, options, rights of first offer or rights of first refusal, leases, licenses or other occupancy agreements granting to any third party any right to purchase, use, occupy or enjoy any Company Owned Real Property or any portion thereof or interest therein.

(b) Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries holds a valid and existing leasehold or other real property interest in all leasehold or subleasehold estates, license or occupancy agreements (collectively, the “Company Real Property Leases”), easements, rights of ways or other real property rights to the land, buildings, wires, pipes, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted (whether written or oral), and all amendments or modifications thereto (collectively, the “Company Leased Real Property”). Except as would not reasonably be expected to interfere in any material respect with the current use and operation of the Company Leased Real Property by the Company and the Company Subsidiaries, each Company Real Property Lease is in full force and effect, and the Company or a Company Subsidiary holds a valid and existing leasehold or other real property interest in all of the Company Leased Real Property, free and clear of all subtenancies and other occupancy rights, and Liens other than Company Permitted Liens. All parties to each Company Real Property Lease are in material compliance with the terms thereof and there are no material defaults thereunder or events, which with the passage of time or notice, or both, would constitute a material default.

(c) With respect to each Company Owned Real Property and each Company Leased Real Property, (i) neither the Company nor any of the Company Subsidiaries has received written notice of any pending or threatened eminent domain, condemnation, or similar taking proceedings, (ii) neither the Company nor any of the Company Subsidiaries has received any written notice that would reasonably be likely to cause either the Company or any of the Company Subsidiaries to materially curtail its operations at such property, or that would reasonably be expected to materially impair such operations, (iii) to the Knowledge of the Company, each Company Owned Real Property and each Company Leased Real Property is in compliance with all applicable Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (iv) all utilities presently serving the Company Owned Real Property and Company Leased Real Property are presently adequate to service the existing normal operations of the Company and the Company Subsidiaries, in each case, except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Owned Real Property and Company Leased Real Property, including all structures, buildings, fixtures, building systems, facilities, improvements or the like located thereon, are in good operating condition and repair, ordinary wear and tear and deferred maintenance excepted, and are sufficient for the uses in which such properties are presently employed.

Section 3.21 Material Contracts.

(a) Except for this Agreement, as set forth in Section 3.21 of the Company Disclosure Schedule and Company Benefit Plans, as of the date hereof, neither the Company nor any Company Subsidiary is a party to or bound by any Contract that:

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii) would, after giving effect to the Merger, materially limit or materially restrict the Surviving Corporation or any Company Subsidiary or any successor thereto, from engaging or competing in any line of business that it currently engages in or is a reasonable extension thereof (including with respect to Parent after the Effective Time) or in any geographic area (including through exclusivity, non-solicitation or “most favored nation” provisions with respect to customers);

(iii) limits or otherwise restricts the ability of the Company or any Company Subsidiary to pay dividends or make distributions to its shareholders;

(iv) (A) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement or commitment that provides for or relates to any Indebtedness of the Company or any Company Subsidiary, including any sale and leaseback transactions or other similar financing arrangements or (B) provides for the guarantee, support, indemnification, assumption or endorsement by the Company or any Company Subsidiary of, or any similar commitment by the Company or any Company Subsidiary with respect to, the obligations, liabilities or Indebtedness of any other Person of the nature described in clause (A), in the case of each of clauses (A) and (B), in the principal amount of $100,000,000 or more;

(v) is a settlement, consent or similar Contract to resolve litigation and that contains any material continuing obligations of the Company or any Company Subsidiary;

(vi) is a collective bargaining agreement, work rules or other agreement with any Union;

(vii) (A) is a joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any Joint Venture of the Company (other than any such Contract solely among any of the Company and the wholly owned Company Subsidiaries), in each case, that is material to the Company and the Company Subsidiaries taken as a whole or (B) is a shareholder or stockholder agreement between the Company or any Company Subsidiary, on the one hand, and any other Person, on the other hand;

(viii) grants any right of first refusal, right of first offer, or right of first negotiation with respect to any assets, rights or properties of the Company or the Company Subsidiaries that are material to the Company and the Company Subsidiaries taken as a whole; or

(ix) relates to any past or pending acquisition or disposition of any Person, business or assets constituting a business and under which the Company or the Company Subsidiaries have any material continuing guarantee, “earnout” or other contingent, deferred or fixed payment obligations.

(b) Each Contract of the type described in this Section 3.21, whether or not set forth on Section 3.21 of the Company Disclosure Schedule and whether or not entered into on or prior to the date hereof, is referred to herein as a “Company Material Contract.” The Company has made available to Parent true, correct and complete copies of each Company Material Contract in effect as of the date hereof (other than any Contracts publicly available and filed as exhibits to the Company SEC Documents prior to the date of this Agreement), excluding any schedules, annexes, exhibits, work orders, statements of work or other ancillary documents with respect to any such Company Material Contracts that are no longer in force or effect or do not contain terms that are, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(c) Each Company Material Contract is a valid and binding obligation of the Company or the Company Subsidiary party thereto enforceable against the Company or such Company Subsidiary in accordance with its terms (except that such enforcement may be subject to the Bankruptcy and Equity Exceptions) and, to the Company’s Knowledge, each other party thereto, and is in full force and effect, and each of the Company and each of the Company Subsidiaries which is a party thereto has performed in all material respects all obligations required to be performed by it to the date hereof under each Company Material Contract and, to the Company’s Knowledge, each other party to each Company Material Contract has performed in all material respects all obligations required to be performed by it under such Company Material Contract, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has no Knowledge of, and none of the Company or any Company Subsidiary has received notice of, any violation of or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.22 Opinion of Financial Advisor. The Company Board has received the oral opinion of Moelis & Company LLC, which opinion will be subsequently confirmed in writing, to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of shares of Company Common Stock, and such opinion has not been withdrawn, revoked or modified. The Company shall, promptly following receipt of such opinion in written form, furnish an accurate and complete copy of such opinion to Parent solely for informational purposes and on a non-reliance basis.

Section 3.23 Finders or Brokers. Except for Moelis & Company LLC (the fees and expenses of which will, prior to the Closing, be the responsibility of the Company), neither the Company nor any Company Subsidiary has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as disclosed in the Parent SEC Documents publicly available and filed with or furnished to the SEC prior to the date of this Agreement (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and any other disclosures or statements that are predictive or forward-looking in nature) where it is reasonably apparent on its face that such disclosure is applicable to any representation or warranty or (b) subject to Section 8.8, as set forth in the corresponding section of the disclosure schedule delivered by Parent to the Company concurrently with the execution and delivery by Parent of this Agreement (the “Parent Disclosure Schedule”), Parent (on behalf of itself and Merger Sub) represents and warrants to the Company as follows:

Section 4.1 Qualification; Organization; Subsidiaries.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) Each Parent Subsidiary, including Merger Sub, is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (in the case of good standing, to the extent such jurisdiction recognizes such concept) and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets, to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Parent has made available to the Company true and complete copies of the certificate of incorporation of Parent, as in effect as of the date of this Agreement (the “Parent Charter”), and the bylaws of Parent, as in effect as of the date of this Agreement (together with the Parent Charter, the “Parent Organizational Documents”). Parent has provided to the Company true and complete copies of the Organizational Documents of Merger Sub and made available to the Company true and complete copies of the Organizational Documents of each “significant subsidiary” (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the SEC) of Parent, in each case, as in effect as of the date of this Agreement (other than those set forth in Section 4.1(c) of the Parent Disclosure Schedule).

(d) Section 4.1(d) of the Parent Disclosure Schedule lists each Parent Subsidiary and its jurisdiction of organization or formation. All of the outstanding shares of capital stock, voting securities or other equity interests of each Parent Subsidiary have been validly issued and are fully paid and nonassessable, as applicable. All of the outstanding shares of capital stock, voting securities and other equity interests of each Parent Subsidiary are owned by (i) Parent, (ii) one or more Parent Subsidiaries or (iii) Parent and one or more Parent Subsidiaries, in each case, free and clear of all Liens. Except for the capital stock, voting securities and other equity interests of the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns, directly or indirectly, any capital stock, voting securities or other equity interests in any other Person (including through participation in any joint venture or similar arrangement), other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of two percent (2%) or less in publicly traded companies, and there are no Joint Ventures of Parent.

Section 4.2 Capitalization.

(a) The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of the close of business on the Capitalization Date, (i) (A) 195,123,565 shares of Parent Common Stock were issued and outstanding, which includes no Parent Restricted Shares outstanding as of such date, and (B) 5,453,167 shares of Parent Common Stock were held in Parent’s treasury, (ii) Parent RSU Awards covering 519,983 shares of Parent Common Stock were outstanding, (iii) no Parent Performance Share Awards covering shares of Parent Common Stock were outstanding (based on target performance), (iv) 5,608,197 shares of Parent Common Stock were reserved and available for issuance under the Parent Stock Plans, (v) 1,306,820 shares of Parent Common Stock were reserved and available for issuance under the Parent ESPP, (vi) 4,203,946 shares of Parent Common Stock were reserved for issuance under the Parent DRIP and (vii) no shares of Parent Preferred Stock were issued or outstanding. All shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any preemptive right, purchase option, call, right of first refusal or any similar right and all shares of Parent Common Stock reserved for issuance as noted in this Section 4.2(a), when issued in accordance with the respective terms thereof, will be duly authorized, validly issued, fully paid and nonassessable and not issued in violation of any preemptive right, purchase option, call, right of first refusal or any similar right. No shares of Parent Common Stock are held by any Parent Subsidiary. Except as set forth in this Section 4.2(a), at the close of business on the Business Day immediately preceding the date of this Agreement, no shares of capital stock, voting securities or other equity interests of Parent were issued, reserved for issuance or outstanding.

(b) Except as set forth in Section 4.2(a), as of the date hereof, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock of Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary or (ii) any subscriptions, options, warrants, calls, derivative contract, forward contract or other rights to acquire from Parent or any Parent Subsidiary, or any other obligation of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary (the foregoing clauses (i) and (ii), collectively, “Parent Equity Securities”).

(c) There is no outstanding Indebtedness of Parent or any Parent Subsidiary, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent or any Parent Subsidiary on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of, any Parent Equity Securities.

(e) Parent has delivered or made available to the Company an accurate and complete copy of each Parent Stock Plan and the forms of award agreement covering Parent Performance Share Awards, Parent Restricted Shares and Parent RSU Awards (collectively, “Parent Equity Awards”). All grants of Parent Equity Awards were validly made and properly approved by the Parent Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and properly recorded on the consolidated financial statements of Parent in accordance with GAAP.

(f) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of one thousand (1,000) shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Parent Subsidiary. Merger Sub has outstanding no option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub. Merger Sub is a newly formed entity for purposes of consummating the Transactions and has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its covenants and agreements hereunder and, assuming that the representations and warranties of the Company contained in Section 3.15 are true and correct, to consummate the

Transactions, including the Merger, subject, in the case of the Merger, to the Parent Stockholder Approval. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Parent Board and the board of directors of Merger Sub and by Parent, as the sole stockholder of Merger Sub, and, except for the Parent Stockholder Approval, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the Merger, the Parent Common Stock Issuance or the consummation of the Transactions. The Parent Board, at a meeting duly called and held, by the affirmative vote of all directors present, adopted resolutions (i) determining that the Transactions, including the Merger and the issuance of shares of Parent Common Stock in connection with the Merger (the “Parent Common Stock Issuance”), are advisable, fair to and in the best interests of Parent and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger and the Parent Common Stock Issuance, (iii) directing that the Parent Common Stock Issuance be submitted to Parent’s stockholders for approval and (iv) recommending that Parent’s stockholders approve the Parent Common Stock Issuance (the “Parent Board Recommendation”) at a duly held meeting of Parent’s stockholders for such purpose (the “Parent Stockholder Meeting”), and such resolutions have not been subsequently rescinded, modified or withdrawn in any way. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub, and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms; provided that such enforcement may be subject to the Bankruptcy and Equity Exceptions.

(b) Except for (i) such Consents or Filings as may be required under (A) the provisions of the Delaware General Corporation Law, (B) the Exchange Act, (C) the Securities Act, (D) the rules and regulations of the NYSE, (E) the HSR Act and (F) the rules and regulations of the Applicable PSCs (such Consents or Filings referred to in clause (F), collectively, the “Parent Regulatory Approvals”), and (ii) pre-approvals of license transfers by the FCC, and, subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), no Consent of or Filing made to or with any Governmental Entity is necessary or required to be obtained or made under applicable Law in connection with the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their respective obligations hereunder or the consummation of the Transactions by Parent and Merger Sub, except for such Consents or Filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as set forth in clauses (i) and (ii) of Section 4.3(b), the execution and delivery by Parent and Merger Sub of this Agreement do not, and the consummation of the Transactions and compliance with the provisions hereof will not, (i) conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, payment or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any Parent Subsidiary or result in the creation of any Lien, other than any such Lien (A) for Taxes or governmental assessments, the charges or claims of payment for which are not yet due or payable, or that are being contested in good faith and for which adequate accruals or reserves have been established, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business consistent with past practice, (C) which is disclosed on the most recent consolidated balance sheet of Parent or notes thereto or securing liabilities reflected on such balance sheet, (D) which was incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet of Parent or (E) which does not and would not reasonably be expected to materially impair the continued use and operation of the assets to which they relate as operated as of the date hereof or any property at which the material operations of Parent or any Parent Subsidiary are conducted as of the date hereof (each of the foregoing (A) through (E), a “Parent Permitted Lien”), upon any of the properties or assets of Parent or any Parent Subsidiary, (ii) conflict with or result in any violation of any provision of the Parent Organizational Documents or the Organizational Documents of any Parent Subsidiary or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, payment, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 SEC Reports; Financial Statements; No Undisclosed Liabilities.

(a) Since January 1, 2023, Parent has furnished or filed on a timely basis all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Parent with the SEC under the Exchange Act or the Securities Act (such documents, together with all exhibits, financial statements, including the Parent Financial Statements, and schedules thereto and all information incorporated therein by reference, but excluding the Joint Proxy Statement, being collectively referred to as the “Parent SEC Documents”). None of the Parent Subsidiaries is or has been required to make or makes any filings with the SEC under the Exchange Act or the Securities Act. Each Parent SEC Document (i) at the time furnished or filed, complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and the listing standards and corporate governance rules and regulations of the NYSE and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Document, and, to the Knowledge of Parent, none of the Parent SEC Documents is the subject of any outstanding SEC comment or investigation. As of the date hereof, Parent is in compliance in all material respects with all current listing standards of the NYSE.

(b) Each of the consolidated financial statements of Parent (including any related notes) contained or incorporated by reference in the Parent SEC Documents (the “Parent Financial Statements”) (i) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP (except, in the case of unaudited quarterly financial statements, as permitted by the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto), (iii) fairly presents in all material respects, in accordance with GAAP, the consolidated financial position of Parent and the Parent Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end audit adjustments that are not material and to any other adjustments described therein, including the notes thereto) and (iv) was prepared from, and in accordance with, the books and records of Parent and the Parent Subsidiaries in all material respects. No financial statements of any Person other than Parent and the Parent Subsidiaries are required by GAAP to be included in the Parent Financial Statements. The books and records of Parent and the Parent Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date of this Agreement, PricewaterhouseCoopers LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent.

(c) Parent maintains, and at all times since January 1, 2023 has maintained, a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects. Parent maintains “disclosure controls and procedures” required by Rule 13a-15 or 15d-15 under the Exchange Act that are sufficient to ensure that information required to be disclosed by Parent in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Parent has disclosed in writing, based on its most recent evaluation prior to the date of this Agreement, to Parent’s outside auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, known to Parent, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. There is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due. Since January 1, 2023, no executive officer of Parent has failed in any respect to make the certifications required of such executive officer under Section 302 or Section 906 of the Sarbanes-Oxley Act. Neither Parent nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(d) Neither Parent nor any Parent Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent or any Parent Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any Parent Subsidiary in the Parent Financial Statements or other Parent SEC Documents.

(e) Since January 1, 2023, (i) none of Parent or any Parent Subsidiary, nor, to the Knowledge of Parent, any director or officer of Parent or any Parent Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or any material complaint, allegation, assertion or claim from employees of Parent or any Parent Subsidiary regarding questionable accounting or auditing matters with respect to Parent or any Parent Subsidiary and (ii) to the Knowledge of Parent, no attorney representing Parent or any Parent Subsidiary, whether or not employed by Parent or any Parent Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Parent, any Parent Subsidiary or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof, or to the Parent CEO or the general counsel of Parent.

(f) Except (i) as reflected or reserved against in Parent’s most recent audited consolidated balance sheets (or stated in the notes thereto) included in the Parent SEC Documents filed prior to the date hereof, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice after the date of such balance sheet and (iii) liabilities incurred in connection with the Merger or any of the other Transactions or agreements contemplated by this Agreement, neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (or in the notes thereto), other than those which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5 Absence of Certain Changes or Events.

(a) Since January 1, 2025 through the date of this Agreement, there has not been any Change that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Since January 1, 2025 through the date of this Agreement, each of Parent and the Parent Subsidiaries has conducted its respective business in the ordinary course of business consistent with past practice in all material respects, except for in connection with the Transactions.

Section 4.6 Litigation. Neither Parent nor any Parent Subsidiary is party to, and there is no Claim before any Governmental Entity pending or, to the Knowledge of Parent, threatened against Parent, any Parent Subsidiary, or any of their current or former directors or executive officers that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity of Parent, any Parent Subsidiary, any of their respective properties or assets, or any of their current or former directors or executive officers, that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Information Supplied. None of the information provided or to be provided by Parent or the Parent Subsidiaries for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided that, with respect to projected financial information provided by or on behalf of Parent, Parent represents only that such information was prepared in good faith by management of Parent on the basis of assumptions believed by such management to be reasonable as of the time made. None of the information provided by Parent or the Parent Subsidiaries for inclusion or incorporation by reference in the Joint Proxy Statement will, at the date it is first mailed to Parent’s stockholders or the Company’s shareholders at the time of the Parent Stockholder Meeting or the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that, with respect to projected financial information provided by or on behalf of Parent, Parent represents only that such information was prepared in good faith by management of Parent on the basis of assumptions believed by such management to be reasonable as of the time made. The Form S-4 and the Joint Proxy Statement (other than the portion thereof relating solely to the Company Shareholder Meeting) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 4.7, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement that were not supplied by or on behalf of Parent.

Section 4.8 Compliance with Law; Permits.

(a) Except for matters that would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2023, (i) Parent and the Parent Subsidiaries are in compliance with all applicable Laws and all Permits applicable to the business and operations of Parent and the Parent Subsidiaries, (ii) Parent and each Parent Subsidiary hold, and are in compliance with, all Permits required by Law for the conduct of their respective businesses as they are now being conducted and (iii) all Permits of Parent and the Parent Subsidiaries are valid and in full force and effect. None of Parent, the Parent Subsidiaries or, to the Knowledge of Parent, their respective Representatives (A) is a Sanctioned Person, (B) is a Person that is owned or controlled by a Sanctioned Person, (C) is located, organized or resident in a Sanctioned Jurisdiction or (D) has or is now, in connection with the business of Parent or the Parent Subsidiaries, engaged in any dealings or transactions (1) with any Sanctioned Person, (2) in any Sanctioned Jurisdiction or (3) otherwise in material violation of Sanctions.

(b) Since January 1, 2020, Parent, the Parent Subsidiaries, and their respective directors, officers, employees, and, to the Knowledge of Parent, their Representatives have complied with applicable Anti-Corruption Laws. Neither Parent, the Parent Subsidiaries, nor their directors, officers, employees, or, to the Knowledge of Parent, any Representative has, directly or indirectly, since January 1, 2020 given, offered, promised, or authorized the giving of any payment, gift or other item of value or similar benefit to any Person (including any foreign official, foreign political party, foreign political party official or candidate for foreign political office) in violation of any applicable Anti-Corruption Law. Parent has not (i) received written or oral notice of or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to any actual or potential violation of any Anti-Corruption Law or (ii) been a party to or the subject of any pending or, to the Knowledge of Parent, threatened action or investigation related to any actual or potential violation of Anti-Corruption Laws. Parent has implemented and maintains policies and procedures reasonably designed to ensure compliance by its directors, officers, employees, and Representatives with applicable Anti-Corruption Laws.

(c) Notwithstanding anything contained in this Section 4.8, no representation or warranty shall be deemed to be made in this Section 4.8 in respect of the matters referenced in Section 4.4, or in respect of Tax, employee benefits, labor or compliance with Environmental Laws.

Section 4.9 Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) Each of Parent and each of the Parent Subsidiaries has (i) timely filed or caused to be filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by it, and all such Tax Returns were true, correct and complete, (ii) timely paid in full or caused to be paid in full to the appropriate Governmental Entity all Taxes required to be paid by it (whether or not shown as due on such Tax Returns), (iii) established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Parent SEC Documents for all Taxes payable by Parent and the Parent Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (iv) not received any written notice of any deficiencies for any Tax of Parent or any of the Parent Subsidiaries from any taxing authority for which there are not adequate accruals or reserves on the financial statements included in the Parent SEC Documents.

(b) Neither Parent nor any Parent Subsidiary is the subject of any currently ongoing examination, audit, litigation or other proceeding with respect to Taxes, nor has any examination, audit, litigation or other proceeding with respect to Taxes been proposed against any of them in writing, and any deficiencies asserted or assessments made as a result of any examination, audit, litigation or other proceeding with respect to Taxes have been paid in full or are being contested in good faith and adequate accruals or reserves for such deficiencies or assessments have been established. There are no Liens for Taxes on any of the assets of Parent or any Parent Subsidiary other than Parent Permitted Liens. No claim has ever been made in writing by a taxing authority of a jurisdiction where Parent or any Parent Subsidiary has not filed Tax Returns or paid taxes of a particular type that Parent or such Subsidiary is or may be subject to taxation by that jurisdiction, or is required to file Tax Returns or pay Taxes of such type in such jurisdiction.

(c) Neither Parent nor any Parent Subsidiary (i) has ever been a member of any affiliated, combined, unitary or other similar group (other than any such group the common parent of which is Parent or any Parent Subsidiary), (ii) is a party to or bound by any written Tax allocation, indemnification, sharing or similar agreement (other than an agreement exclusively between or among Parent and the Parent Subsidiaries), except for customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes, or (iii) has any liability for any Taxes of any Person (other than Parent or any Parent Subsidiary) under Section 1.1502-6 of the Treasury regulations promulgated under the Code (or any analogous or similar provision of any state, local or non-U.S. Tax Law), as a transferee or successor, by contract (other than pursuant to customary commercial agreement entered into in the ordinary course of business the primary purpose of which is not related to Taxes), or otherwise by operation of Law.

(d) Parent and the Parent Subsidiaries (A) have timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over, or set aside in accounts for such purpose, any amounts so withheld, deducted or collected to the appropriate Governmental Entity), and (B) have otherwise complied with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes (including information reporting requirements).

(e) Neither Parent nor any Parent Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code within the past two (2) years or otherwise as part of a plan that includes the Merger.

(f) Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury regulations promulgated under the Code (or any analogous or similar provision of state, local or non-U.S. Law).

(g) Neither Parent nor any Parent Subsidiary (i) has filed or agreed to any extension of time within which to file any Tax Returns that have not been filed, except for automatic extensions of time to file income Tax Returns entered into in the ordinary course of business, (ii) has entered into any agreement or other arrangement waiving or extending the statute of limitations or the period of assessment or collection of any Taxes, (iii) has applied for a ruling from a taxing authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a taxing authority that is pending or (iv) is party to or bound by any “closing agreement” as described in Section 7121 of the Code (or any analogous or similar provision of state, local or non-U.S. Tax Law) or any private letter rulings, technical advice memoranda or similar agreement or rulings by or with any taxing authority.

(h) Neither Parent nor any Parent Subsidiary has taken or agreed to take any action, intends to take any action, or has Knowledge of any fact or circumstance, in each case, that could reasonably be expected to prevent or impede the Merger from qualifying as, or to cause the Merger to fail to qualify as, a “reorganization” within the meaning of Section 368(a)(1) of the Code.

(i) It is agreed and understood that no representation or warranty is made by Parent in respect of Tax matters in any Section of this Agreement other than Section 4.4, this Section 4.9 and Section 4.10.

Section 4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Parent Disclosure Schedule sets forth a complete and accurate list of all material Parent Benefit Plans. With respect to each material Parent Benefit Plan, Parent has made available to the Company copies of, as applicable, (i) each summary plan description and summaries of material modifications, (ii) the most recent IRS determination letter or foreign equivalent issued by a Governmental Entity, as may be applicable, (iii) actuarial reports and financial statements for the most recently completed fiscal year, (iv) the most recent annual report (Form 5500) and all applicable schedules thereto or foreign equivalent and (v) all material, non-routine documents and correspondence relating thereto received from or provided to any Governmental Entity during the past year.

(b) Each Parent Benefit Plan has been operated and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. Each Parent Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service as to its qualification and, to Parent’s Knowledge, no event has occurred that could reasonably be expected to result in the disqualification of such Parent Benefit Plan. Since January 1, 2023, there have not been any actions pending against or involving or, to Parent’s Knowledge, threatened against or threatened to involve any Parent Benefit Plan (other than routine claims for benefits). No events have occurred with respect to any Parent Benefit Plan that has resulted in, or to Parent’s Knowledge, would reasonably be expected to result in, the assessment of any material excise Taxes or penalties against Parent. All contributions, premiums and payments that are due to have been made for each Parent Benefit Plan within the time periods prescribed by the terms of such plan and applicable Law have been made.

(c) Parent does not sponsor, contribute to, have an obligation to contribute to or have any liability, and has not since January 1, 2019, sponsored, contributed to, had an obligation to contribute to or had any liability with respect to (i) a plan subject to Title IV of ERISA, including any defined benefit plan (as defined in Section 3(35) of ERISA), (ii) a multiple employer plan subject to Section 4063 or 4064 of ERISA, (iii) a plan subject to Section 302 of ERISA or Section 412 of the Code, (iv) a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA) or (v) a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code. Neither Parent nor any Parent Subsidiary contributes to a “multiemployer plan” (as defined in Section 3(37) of ERISA). Other than routine claims for benefits, no liability under Title IV of ERISA has been incurred by Parent or any Parent Subsidiary that has not been satisfied in full when due, and no condition exists that could reasonably be expected to result in a material liability to Parent or any Parent Subsidiary under Title IV of ERISA.

(d) The consummation of the Transactions will not (i) entitle any current or former employee, director, consultant or other individual service provider of Parent or any Parent Subsidiary to any compensation or benefits (including severance, retention or change in control pay, unemployment compensation or any other payment), (ii) accelerate the time of payment or vesting, or increase the amount, of compensation due any such current or former employee or director or (iii) limit or restrict the right of Parent and, after the consummation of the Transactions, Parent or the Surviving Corporation, to merge, amend or terminate any Parent Benefit Plans.

(e) There are no material pending or, to Parent’s Knowledge, threatened Claims against, by or on behalf of, or any Liens filed against or with respect to, any of the Parent Benefit Plans or otherwise involving any Parent Benefit Plan.

(f) Neither Parent nor any Parent Subsidiary is a party to any agreement, contract or arrangement that would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(g) Parent has no obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director, consultant or other individual service provider for any Tax incurred by such individual, including under Section 409A or 4999 of the Code.

(h) No Parent Benefit Plan provides any benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Parent or any Parent Subsidiary beyond their retirement or other termination of service, other than (i) health continuation coverage pursuant to Section 4980B of the Code, (ii) coverage mandated solely by applicable Law, or (iii) benefits the full costs of which are borne by the current or former employee or director or his or her beneficiary.

(i) Each Parent Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code complies and has complied, both in form and operation, in all material respects, with the requirements of Section 409A of the Code and the final regulations and other applicable guidance thereunder.

Section 4.11 Employment and Labor Matters.

(a) (i) To the Knowledge of Parent, since January 1, 2023, no Union has attempted to organize employees at Parent or any Parent Subsidiary or filed a petition with the National Labor Relations Board seeking to be certified as the bargaining representative of any employees of Parent or any Parent Subsidiary (“Parent Employees”), (ii) since January 1, 2023, there have been no actual or, to the Knowledge of Parent, threatened (A) work stoppages, lock-outs or strikes, (B) slowdowns, boycotts, handbilling, picketing, walkouts, demonstrations, leafleting, sit-ins or sick-outs by Parent Employees, causing significant disruption to the operations of a Parent facility, or (C) other form of Union disruption at Parent or any Parent Subsidiary, (iii) except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no unfair labor practice, labor dispute, or labor arbitration proceeding pending or, to the Knowledge of Parent, threatened with respect to Parent Employees and (iv) neither Parent nor any Parent Subsidiary are required under applicable Law or Contract to provide notice to, or to enter into any consultation procedure with, any Union or similar foreign labor organization, in connection with the execution of this Agreement or the Transactions.

(b) Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and the Parent Subsidiaries are, and since January 1, 2023 have been, in compliance with all applicable state, federal, and local Laws respecting labor and employment, including all Laws relating to discrimination, disability, labor relations, unfair labor practices, hours of work, payment of wages, employee benefits, retirement benefits, compensation, immigration, workers’ compensation, working conditions, occupational safety and health, family and medical leave, reductions in force, plant closings, notification of employees, and employee terminations and (ii) neither Parent nor any Parent Subsidiary has any liabilities under the WARN Act or any state or local Laws requiring notice with respect to such layoffs or terminations.

(c) Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2023, (i) no Governmental Entity has initiated or, to the Knowledge of Parent, threatened to initiate, any material complaints, charges, lawsuits, grievances, claims, arbitrations, administrative proceedings, or other proceeding(s) or investigation(s) with respect to Parent or the Parent Subsidiaries arising out of, in connection with, or otherwise relating to any Parent Employees or any Laws governing labor or employment, and (ii) no Governmental Entity has issued or, to the Knowledge of Parent, threatened to issue any significant citation, order, judgment, fine or decree against Parent or any of the Parent Subsidiaries with respect to any Parent Employees or any Laws governing labor or employment.

(d) To the Knowledge of Parent, no Parent Employee is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation (i) to Parent or any Parent Subsidiary or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by Parent or any Parent Subsidiary or (B) to the knowledge or use of trade secrets or proprietary information.

(e) Since January 1, 2023, neither Parent nor any Parent Subsidiary is or has been party to a settlement agreement with a current or former officer, employee or independent contractor of Parent or the Parent Subsidiaries that involves allegations relating to harassment or discrimination of any kind by either (i) an officer of Parent or any Parent Subsidiary or (ii) an employee of Parent or any Parent Subsidiary at the level of Senior Vice President or above. To the Knowledge of Parent, since January 1, 2023, no allegations of harassment or discrimination of any kind have been made against (i) any officer of Parent or any Parent Subsidiary or (ii) an employee of Parent or any Parent Subsidiary at a level of Senior Vice President or above.

Section 4.12 Environmental Laws and Regulations.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) there is no pending or, to the Knowledge of Parent, threatened claim, lawsuit, or administrative proceeding against Parent or any Parent Subsidiary, under or pursuant to any Environmental Law, and neither Parent nor any Parent Subsidiary has received notice from any Person, including any Governmental Entity, alleging that Parent has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved;

(ii) Parent and the Parent Subsidiaries are and, since January 1, 2020, have been in compliance with all applicable Environmental Laws and with all material permits, licenses and approvals required under Environmental Laws for the conduct of their business or the operation of their facilities;

(iii) Parent and the Parent Subsidiaries have all material permits, licenses, authorizations and any other approvals required for the ownership operation of the businesses and their facilities pursuant to applicable Environmental Law, all such permits, licenses and approvals are in effect, and, to the Knowledge of Parent, there is no actual or threatened proceeding to revoke, modify or terminate such permits, licenses, authorizations and approvals;

(iv) there has been no release of Hazardous Materials at any real property currently or, to the Knowledge of Parent, formerly owned, leased, or operated by Parent or any Subsidiary in concentrations or under conditions or circumstances that (A) would reasonably be expected to result in liability to Parent or any Parent Subsidiary under any Environmental Laws or (B) would require reporting, investigation, remediation, or other corrective or response action by Parent or any Subsidiary under any Environmental Law and that has not otherwise been addressed through such reporting, investigation, remediation, or other corrective or responsive action by Parent or any Subsidiary;

(v) Parent is not party to any order, judgment or decree that imposes any obligations under any Environmental Law and, to the Knowledge of Parent, has not, either expressly or by operation of Law, undertaken any such obligations, including any obligation for corrective or remedial action, of any other person; and

(vi) this Agreement and the Transactions will not trigger, or otherwise be subject to, any Environmental Law requiring the investigation or remediation of environmental conditions at any property currently owned or leased by Parent or any of the Parent Subsidiaries as a result of such transactions, including the Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq. and all implementing rules and regulations, and neither Parent nor any Parent Subsidiary has any unresolved obligations under any such Environmental Laws.

(b) Parent has delivered or otherwise made available for inspection to the Company (including through documents or discussions) information reasonably describing any (i) material unresolved liabilities under Environmental Law, (ii) Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by Parent or any of the Parent Subsidiaries that would be reasonably likely to form the basis of any material claim against Parent or any of the Parent Subsidiaries under Environmental Law or (iii) material non-compliance with Environmental Laws by Parent or any of the Parent Subsidiaries.

Section 4.13 Insurance. Except as would not have or would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent and the Parent Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Parent reasonably has determined in good faith to be prudent and consistent with industry practice, and Parent and the Parent Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof and (b) all material fire and casualty, general liability, director and officer, business interruption, product liability, and sprinkler and water damage insurance policies maintained by Parent or any Parent Subsidiary (“Parent Insurance Policies”) are in full force and effect, all premiums due with respect to all Parent Insurance Policies have been paid and neither Parent nor any Parent Subsidiary has received any written notice of cancellation, invalidation or non-renewal of any Parent Insurance Policy. Parent has made available to the Company a summary of the Parent Insurance Policies.

Section 4.14 Required Vote of Parent Stockholders; Merger Sub Approval.

(a) The affirmative vote of holders of a majority of the Parent Common Stock present or represented and entitled to vote on the Parent Common Stock Issuance at the Parent Stockholder Meeting (so long as a quorum is present) is the only vote of the holders of any class or series of Parent capital stock necessary to approve the Parent Common Stock Issuance (the “Parent Stockholder Approval”), and no other vote of the holders of any class or series of Parent capital stock is necessary to approve the Parent Common Stock Issuance or to approve this Agreement or the Transactions.

(b) The board of directors of Merger Sub, by written consent duly adopted prior to the date hereof, (i) determined that this Agreement and the Transactions are advisable and in the best interests of Merger Sub and its stockholder, (ii) duly approved this Agreement and the Transactions, which approval has not been rescinded or modified and (iii) submitted this Agreement for adoption, and the Transactions for approval, by Parent, as the sole stockholder of Merger Sub. Parent, as the sole stockholder of Merger Sub, has duly adopted this Agreement and approved the Transactions.

Section 4.15 Lack of Ownership of Company Common Stock. Neither Parent nor any Parent Subsidiary beneficially owns, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Company Subsidiary (other than, for the avoidance of doubt, any shares of Company Common Stock that may be held by Parent Benefit Plans), and neither Parent nor any Parent Subsidiary has any rights to acquire any shares of Company Common Stock except pursuant to this Agreement. There are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary.

Section 4.16 Regulatory Matters.

(a) Section 4.16(a) of the Parent Disclosure Schedule lists each Parent Subsidiary that is subject to regulation by a state regulatory commission as a public utility or public service company (or similar designation) and the states where such Parent Subsidiary is subject to such regulation (the “Regulated Parent Subsidiaries”). Other than as set forth in Section 4.16(a) of the Parent Disclosure Schedule, as of the date hereof, neither Parent nor any Parent Subsidiary is subject to regulation as a public utility or public service company (or similar designation) by any state in the U.S. or in any foreign country. No asset of Parent or any of the Regulated Parent Subsidiaries is currently disallowed from recovery in rates based on its value and associated expenses in any ratemaking procedure before any Applicable PSC, as applicable.

(b) All filings (other than immaterial filings) required to be made by Parent or any Parent Subsidiary since January 1, 2023 with any applicable state public utility commissions and under applicable state Law, as the case may be, have been made, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs, franchises, service agreements, and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of applicable Laws, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable Laws, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Each of Parent and the Parent Subsidiaries, as applicable, is legally entitled to provide services in all areas (i) where it currently provides service to its customers and (ii) as identified in its respective Permits, in each case, except for failures to be so entitled that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) As of the date hereof, neither Parent nor any Parent Subsidiary all or part of whose rates or services are regulated by a Governmental Entity (i) is a party to any rate proceeding before a Governmental Entity with respect to rates charged by Parent or any Parent Subsidiary other than in the ordinary course of business consistent with past practice, (ii) other than as set forth in Section 4.16(d) of the Parent Disclosure Schedule, has rates in any amounts that have been or are being collected subject to refund, pending final resolution of any rate proceeding pending before a Governmental Entity or on appeal to a court (other than rates based on estimated costs or revenues that are subject to adjustment once the actual costs or revenues become known) or (iii) is a party to any contract with any Governmental Entity entered into other than in the ordinary course of business consistent with past practice imposing conditions on rates or services in effect as of the date hereof or which, to the Knowledge of Parent, are as of the date hereof scheduled to go into effect at a later time, except, in the case of clauses (i) through (iii), that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.17 Water Quality and Water Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) the drinking water supplied by Parent and the Parent Subsidiaries to their respective customers is and has been, since January 1, 2023, in compliance with all applicable federal and state drinking water standards and (b) Parent and the Parent Subsidiaries have all rights, authorizations, permits, easements, prescriptive rights and rights of way, whether or not of record, which are necessary to extract and deliver water to their respective customers in a manner adequate and sufficient for the conduct of its business as currently conducted (the “Parent Water Rights”). To the Knowledge of Parent, (i) there is not any existing breach or default by Parent or any Parent Subsidiary under any of the Parent Water Rights which (with or without notice, lapse of time or both) would cause any of the Parent Water Rights to be lost, revoked or compromised or not be satisfied and (ii) there is no other reason to believe that any Parent Water Rights will be lost, revoked or compromised or will not be satisfied, except, in each of clauses (i) and (ii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.18 Intellectual Property; Information Technology; Data Protection.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries own or have a valid right to use all Intellectual Property Rights used in connection with and reasonably necessary for the business of Parent and the Parent Subsidiaries as currently conducted. To the Knowledge of Parent, neither Parent nor any Parent Subsidiary has infringed, misappropriated or violated in any material respect any Intellectual Property Rights of any third party except where such infringement, misappropriation or violation would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no third party is infringing, misappropriating or violating any Intellectual Property Rights owned or exclusively licensed by or to Parent or any Parent Subsidiary, except where such infringement, misappropriation or violation would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the computer systems (including the software, hardware, networks, platforms and related systems) used in connection with the business of Parent or any Parent Subsidiary are adequate and sufficient for the operation of the business of Parent and the Parent Subsidiaries as currently conducted.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2023, Parent and the Parent Subsidiaries have in all material respects Processed Personal Data in compliance with Information Privacy Requirements. Since January 1, 2023, to the Knowledge of Parent, no Claim or investigation has been filed, commenced or threatened in writing against Parent or any Parent Subsidiary alleging, and neither Parent nor any Parent Subsidiary have given any written Claim of, any material failure to comply with any Information Privacy Requirement. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2023, Parent and the Parent Subsidiaries have implemented and maintained industry standard administrative, technical, physical and organizational security measures, including written policies and procedures designed to protect the integrity, confidentiality and security of Personal Data Processed by Parent or the Parent Subsidiaries.

Section 4.19 Real Property.

(a) Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and the Parent Subsidiaries has either good, valid or marketable fee title to each parcel of real property owned in whole or in part by Parent or any Parent Subsidiary, together with all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of Parent or any Parent Subsidiary relating to the foregoing (collectively, the “Parent Owned Real Property”) free and clear of all Liens, other than Parent Permitted Liens. Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material

Adverse Effect, there are no outstanding agreements, options, rights of first offer or rights of first refusal, leases, licenses or other occupancy agreements granting to any third party any right to purchase, use, occupy or enjoy any Parent Owned Real Property or any portion thereof or interest therein.

(b) Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and the Parent Subsidiaries holds a valid and existing leasehold or other real property interest in all leasehold or subleasehold estates, license or occupancy agreements (collectively, the “Parent Real Property Leases”), easements, rights of ways or other real property rights to the land, buildings, wires, pipes, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted (whether written or oral), and all amendments or modifications thereto (collectively, the “Parent Leased Real Property”). Except as would not reasonably be expected to interfere in any material respect with the current use and operation of the Parent Leased Real Property by Parent and the Parent Subsidiaries, each Parent Real Property Lease is in full force and effect, and Parent or a Parent Subsidiary holds a valid and existing leasehold or other real property interest in all of the Parent Leased Real Property, free and clear of all subtenancies and other occupancy rights, and Liens other than Parent Permitted Liens. All parties to each Parent Real Property Lease are in material compliance with the terms thereof and there are no material defaults thereunder or events, which with the passage of time or notice, or both, would constitute a material default.

(c) With respect to each Parent Owned Real Property and each Parent Leased Real Property, (i) neither Parent nor any of the Parent Subsidiaries has received written notice of any pending or threatened eminent domain, condemnation, or similar taking proceedings, (ii) neither Parent nor any of the Parent Subsidiaries has received any written notice that would reasonably be likely to cause either Parent or any of the Parent Subsidiaries to materially curtail its operations at such property, or that would reasonably be expected to materially impair such operations, (iii) to the Knowledge of Parent, each Parent Owned Real Property and each Parent Leased Real Property is in compliance with all applicable Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (iv) all utilities presently serving the Parent Owned Real Property and Parent Leased Real Property are presently adequate to service the existing normal operations of Parent and the Parent Subsidiaries, in each case, except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent Owned Real Property and Parent Leased Real Property, including all structures, buildings, fixtures, building systems, facilities, improvements or the like located thereon, are in good operating condition and repair, ordinary wear and tear and deferred maintenance excepted, and are sufficient for the uses in which such properties are presently employed.

Section 4.20 Material Contracts.

(a) Except for this Agreement, as set forth in Section 4.20 of the Parent Disclosure Schedule and Parent Benefit Plans, as of the date hereof, neither Parent nor any Parent Subsidiary is a party to or bound by any Contract that:

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii) would, after giving effect to the Merger, materially limit or materially restrict the Surviving Corporation or any of its Subsidiaries or any successor thereto, from engaging or competing in any line of business that it currently engages in or is a reasonable extension thereof (including with respect to Parent after the Effective Time) or in any geographic area (including through exclusivity, non-solicitation or “most favored nation” provisions with respect to customers);

(iii) limits or otherwise restricts the ability of Parent or any Parent Subsidiary to pay dividends or make distributions to its stockholders;

(iv) (A) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement or commitment that provides for or relates to any Indebtedness of Parent or any Parent Subsidiary, including any sale and leaseback transactions or other similar financing arrangements or (B) provides for the guarantee, support, indemnification, assumption or endorsement by Parent or any Parent Subsidiary of, or any similar commitment by Parent or any Parent Subsidiary with respect to, the obligations, liabilities or Indebtedness of any other Person of the nature described in clause (A), in the case of each of clauses (A) and (B), in the principal amount of $200,000,000 or more;

(v) is a settlement, consent or similar Contract to resolve litigation and that contains any material continuing obligations of Parent or any Parent Subsidiary;

(vi) is a collective bargaining agreement, work rules or other agreement with any Union;

(vii) (A) is a joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any Joint Venture of Parent (other than any such Contract solely among any of Parent and the wholly owned Parent Subsidiaries), in each case, that is material to Parent and the Parent Subsidiaries taken as a whole or (B) is a shareholder or stockholder agreement between Parent or any Parent Subsidiary, on the one hand, and any other Person, on the other hand;

(viii) grants any right of first refusal, right of first offer, or right of first negotiation with respect to any assets, rights or properties of Parent or the Parent Subsidiaries that are material to Parent and the Parent Subsidiaries taken as a whole; or

(ix) relates to any past or pending acquisition or disposition of any Person, business or assets constituting a business and under which Parent or the Parent Subsidiaries have any material continuing guarantee, “earnout” or other contingent, deferred or fixed payment obligations.

(b) Each Contract of the type described in this Section 4.20, whether or not set forth on Section 4.20 of the Parent Disclosure Schedule and whether or not entered into on or prior to the date hereof, is referred to herein as a “Parent Material Contract.” Parent has made available to the Company true, correct and complete copies of each Parent Material Contract in effect as of the date hereof (other than any Contracts publicly available and filed as exhibits to the Parent SEC Documents prior to the date of this Agreement), excluding any schedules, annexes, exhibits, work orders, statements of work or other ancillary documents with respect to any such Parent Material Contracts that are no longer in force or effect or do not contain terms that are, individually or in the aggregate, material to Parent and the Parent Subsidiaries, taken as a whole.

(c) Each Parent Material Contract is a valid and binding obligation of Parent or the Parent Subsidiary party thereto enforceable against Parent or such Parent Subsidiary in accordance with its terms (except that such enforcement may be subject to the Bankruptcy and Equity Exceptions) and, to Parent’s Knowledge, each other party thereto, and is in full force and effect, and each of Parent and each of the Parent Subsidiaries which is a party thereto has performed in all material respects all obligations required to be performed by it to the date hereof under each Parent Material Contract and, to Parent’s Knowledge, each other party to each Parent Material Contract has performed in all material respects all obligations required to be performed by it under such Parent Material Contract, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has no Knowledge of, and none of Parent or any Parent Subsidiary has received notice of, any violation of or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Parent Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.21 Opinion of Financial Advisor. The Parent Board has received the oral opinion of BofA Securities, Inc., which opinion will be subsequently confirmed in writing, to the effect that, as of the date of such opinion and based upon and subject to the various factors, limitations, qualifications, assumptions and other matters set forth therein, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to Parent. Parent shall, promptly following receipt of said opinion in written form, furnish an accurate and complete copy of said opinion to the Company solely for informational purposes and on a non-reliance basis.

Section 4.22 Finders or Brokers. Except for BofA Securities, Inc. (the fees and expenses of which will be the responsibility of Parent), neither Parent nor any Parent Subsidiary has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the Transactions.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company.

(a) Except (i) for matters set forth in Section 5.1(a) of the Company Disclosure Schedule or otherwise expressly contemplated or required by this Agreement, (ii) as required by applicable Law or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from and after the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Section 7.1 (the “Interim Period”), the Company shall, and shall cause each Company Subsidiary to, use commercially reasonable efforts to (A) conduct its business in the ordinary course of business consistent with past practice in all material respects and (B) preserve intact its present business organizations and maintain their relationships with Governmental Entities, customers and suppliers and others having significant business dealings with them; provided that no action by the Company or any Company Subsidiary with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this Section 5.1(a), unless such action would constitute a breach of Section 5.1(b).

(b) Without limiting the generality of the foregoing, except as set forth in Section 5.1(b) of the Company Disclosure Schedule or otherwise required or expressly contemplated by this Agreement, as required by applicable Law, or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(i) Organizational Documents. (A) Amend the Company Organizational Documents or (B) amend any of the Organizational Documents of any Company Subsidiary, in the case of clause (B) in a manner that would be materially adverse to Parent or that would reasonably be expected to interfere with the consummation of the Merger;

(ii) Dividends. Declare, set aside or pay any dividends on or make any distribution with respect to any Company Equity Securities (whether in cash, assets, stock or other securities of the Company or any Company Subsidiary), except (A) the declaration and payment of quarterly cash dividends with respect to the Company Common Stock on a schedule consistent with the Company’s past practices in an amount per share of Company Common Stock not in excess of the amounts set forth in Section 5.1(b)(ii) of the Company Disclosure Schedule, (B) the declaration and payment of dividends from a Company Subsidiary to the Company or to another wholly owned Company Subsidiary and (C) dividend equivalents accrued or payable by the Company in respect of Company Equity Awards in accordance with the applicable award agreements;

(iii) Splits, Issuances and Repurchases of Company Equity Securities. (A) Split, combine, reclassify or take similar actions with respect to any Company Equity Securities or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for such Company Equity Securities or (B) repurchase, redeem or otherwise acquire any Company Equity Securities, except for transactions (1) among the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, (2) among wholly owned Company Subsidiaries which remain wholly owned Company Subsidiaries after consummation of such transaction, (3) required by any Company Benefit Plan and (4) pursuant to the Company DRIP (in the case of the foregoing clauses (1) and (2), in the ordinary course of business consistent with past practice and that do not adversely affect the Company);

(iv) Company Equity Awards. Except for transactions (A) among the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand or (B) among the Company’s wholly owned Subsidiaries, in each case, in the ordinary course of business consistent with past practice and that do not adversely affect the Company, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any Company Equity Securities (except as otherwise provided by the terms of this Agreement or as required by the terms of any Company Benefit Plan or the Company DRIP), other than (1) issuances of shares of Company Common Stock in respect of any exercise of Company Stock Options and settlement of any Company Equity Awards outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.1(b) in accordance with their respective terms and (2) the issuances of Company Common Stock pursuant to the terms of the Company ESPP in respect of the current Company ESPP offering period;

(v) Liquidation; Merger; Reorganizations. Adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the Merger and other than any merger, consolidation, restructuring or reorganization among wholly owned Company Subsidiaries in the ordinary course of business consistent with past practice and that do not adversely affect the Company;

(vi) Redemption of Indebtedness. Redeem, repurchase, defease, cancel or otherwise acquire any Indebtedness of the Company or any Company Subsidiary, other than (A) transactions among the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or among wholly owned Company Subsidiaries, in each case, in the ordinary course of business consistent with past practice and that do not adversely affect the Company, (B) any required amortization payments and mandatory prepayments and (C) Indebtedness arising under the agreements disclosed in Section 5.1(b)(vi) of the Company Disclosure Schedule, in each case, in accordance with the terms of the instrument governing such Indebtedness as in effect on the date hereof;

(vii) Incurrence of Indebtedness. Create, incur, assume or otherwise be liable with respect to any Indebtedness, other than (A) in the ordinary course of business consistent with past practice, (B) Indebtedness incurred by any Company Subsidiary under any loan permitted by Section 5.1(b)(ix), (C) in connection with a refinancing of existing Indebtedness on commercially reasonable terms, (D) for borrowings under the Company’s and any Company Subsidiary’s existing commercial paper programs or revolving credit facilities, (E) guarantees and other credit support (including pursuant to support agreements) by the Company of existing Indebtedness of any wholly owned Company Subsidiary in the ordinary course of business or (F) guarantees and other credit support by any Company Subsidiary of obligations of any wholly owned Company Subsidiary in the ordinary course of business; provided that, in the case of each of clauses (A) through (F), (1) such actions are not reasonably likely to cause any of Fitch Ratings, Inc., S&P Global Ratings or Moody’s Investors Service to recognize the Company’s corporate credit rating to be less than investment grade and (2) in no event shall any Indebtedness incurred pursuant to this Section 5.1(b)(vii) or any amendment, modification or waiver to any Indebtedness include any term or provision pursuant to which the consummation of the Merger or the other Transactions would reasonably be expected to result in a breach, default or event of default with respect to such Indebtedness or permit the holders of any Indebtedness of the Company or any Company Subsidiary to accelerate payment of such Indebtedness or require the Company or any Company Subsidiary to voluntarily or involuntarily redeem, replace or repay such Indebtedness prior to its scheduled maturity;

(viii) Acquisitions; New Line of Business. (A) Acquire (whether by merger, consolidation, purchase or otherwise) any water or wastewater assets or any equity interests therein, or make investments in any other Person owning, operating or controlling such assets, in each case, except (1) in the ordinary course of business and consistent with past practice or (2) acquisitions of such assets that are reasonably expected to be included in the rate base of an applicable Regulated Company Subsidiary, (B) acquire (whether by merger, consolidation, purchase or otherwise) any assets that are not water or wastewater assets or any equity interests therein, or make investments in any other Person owning, operating or controlling such assets, or (C) enter into any new line of business or conduct any business outside the U.S.;

(ix) Capital Contributions. Make any loans, advances or capital contributions to any other Person, other than (A) in connection with actions permitted by Section 5.1(b)(vii) or Section 5.1(b)(viii), (B) in the ordinary course of business consistent with past practice, (C) between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries or (D) as required pursuant to any obligation in effect as of the date of this Agreement;

(x) Dispositions of Properties or Assets. Sell, lease, license, transfer, exchange or swap, mortgage (including securitizations), subject to any Lien, or otherwise dispose in any twelve (12)-month period of more than $100,000,000 in the aggregate of its properties or assets, including the capital stock of Company Subsidiaries, except (A) dispositions among the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, (B) dispositions among wholly owned Company Subsidiaries, (C) dispositions of obsolete equipment or assets or dispositions of assets being replaced, in each case in the ordinary course of business consistent with past practice, (D) dispositions by the Company or any Company Subsidiary of its assets in accordance with the terms of restructuring and divestiture plans mandated by any Governmental Entity, (E) Liens arising under existing first mortgage bond or other similar indentures and related securities and agreements of operating Company Subsidiaries, (F) provisions under existing credit facilities of the Company and the Company Subsidiaries that provide for the cash collateralization of letters of credit upon a default and (G) dispositions of accounts receivable of Company Subsidiaries under any accounts receivable financing, securitization, factoring or similar arrangements and Liens associated therewith;

(xi) Employee Matters. Except as required by the terms of a Company Benefit Plan set forth on Section 3.10(a) of the Company Disclosure Schedule as of the date of this Agreement, by any applicable collective bargaining agreement, by applicable Law, (A) materially increase the compensation or other benefits (including equity-based awards), payable or provided to the Company’s directors, executives, officers, managers or employees; (B) terminate the employment of any current officer or employee of the Company with annual base pay in excess of $200,000 other than for cause; (C) enter into any employment, change of control, separation, retention or similar agreement with any current or future employee of the Company; (D) establish, adopt, enter into, accelerate any rights or benefits under, or amend (other than any amendment that is immaterial or administrative in nature) any plan, policy, program or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except as permitted pursuant to clause (C) above; or (E) enter into, accelerate any rights or benefits under, amend or renew any collective bargaining agreement or any other labor-related agreement or arrangement with any Union except in the ordinary course of business consistent with past practice;

(xii) Employee Restrictive Covenants. Waive, release or amend the restrictive covenant obligations of any current or former director, officer, employee, or natural independent contractor of the Company or any Company Subsidiary;

(xiii) WARN Act Compliance. Engage in any “plant closing,” “mass layoff” or similar act requiring notice under the WARN Act or any similar federal, state or local Law;

(xiv) Accounting Policies. Materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(xv) Taxes. (A) Settle or compromise any material liability for Taxes or any Tax examination, audit, governmental claim, litigation or other proceeding relating to a material amount of Taxes, (B) change or revoke any material Tax election, except in the ordinary course of business, (C) change any Tax accounting period or any material methods of Tax accounting, except as required by GAAP, (D) file any material amended Tax Return, other than any amended Tax Return that is not expected to result in any additional material Tax liability (such as an amended Tax Return that results in an overall Tax refund), (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or non-U.S. Law), (F) agree to an extension or waiver of any statute of limitations regarding the assessment or collection of any material amount of Tax, except in the ordinary course of business, (G) surrender any right to claim a material refund of Taxes or (H) request any material ruling from any Governmental Entity with respect to Taxes (this Section 5.1(b)(xv) being the sole provision of this Section 5.1(b) governing Tax matters);

(xvi) Legal Proceedings. Pay or settle any material legal proceedings, other than payments or settlements (A) that do not exceed $25,000,000 individually or $50,000,000 in the aggregate in any consecutive twelve (12)-month period, (B) that have become due and payable prior to the date hereof or (C) in connection with regulatory proceedings before any Governmental Entities; provided that the exceptions set forth in this Section 5.1(b)(xvi) shall not apply to any proceedings arising out of or related to this Agreement or the Transactions; and

(xvii) agree or commit, in writing or otherwise, to take any of the foregoing actions.

(c) Notwithstanding anything to the contrary herein, the Company may, and may cause any Company Subsidiary to, take reasonable good faith actions in compliance with applicable Law with respect to any operational emergencies (including any emergency restoration measures in response to any hurricane, snow storm or blizzard, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural or manmade disaster or severe weather-related event, circumstance or development), equipment failures, outages, or an immediate and material threat to the health or safety of natural Persons; provided that the Company shall reasonably consult with Parent with respect to any such actions (prior to taking such actions, to the extent reasonably practicable) and shall consider in good faith feedback from Parent with respect to such actions.

Section 5.2 Conduct of Business by Parent.

(a) Except (i) for matters set forth in Section 5.2(a) of the Parent Disclosure Schedule or otherwise expressly contemplated or required by this Agreement, (ii) as required by applicable Law or (iii) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, Parent shall, and shall cause each Parent Subsidiary to, use commercially reasonable efforts to (A) conduct its business in the ordinary course of business consistent with past practice in all material respects and (B) preserve intact its present business organizations and maintain their relationships with Governmental Entities, customers and suppliers and others having significant business dealings with them; provided that no action by Parent or any Parent Subsidiary with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this Section 5.2(a) unless such action would constitute a breach of Section 5.2(b).

(b) Without limiting the generality of the foregoing, except as set forth in Section 5.2(b) of the Parent Disclosure Schedule or otherwise required or expressly contemplated by this Agreement, as required by applicable Law, or with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following:

(i) Organizational Documents. (A) Amend the Parent Organizational Documents or (B) amend any of the Organizational Documents of any Parent Subsidiary, in the case of clause (B) in a manner that would be materially adverse to the Company or that would reasonably be expected to interfere with the consummation of the Merger;

(ii) Dividends. Declare, set aside or pay any dividends on or make any distribution with respect to any Parent Equity Securities (whether in cash, assets, stock or other securities of Parent or any Parent Subsidiary), except (A) the declaration and payment of quarterly cash dividends with respect to Parent Common Stock on a schedule consistent with Parent’s past practices in an amount per share of Parent Common Stock not in excess of the amounts set forth in Section 5.2(b)(ii) of the Parent Disclosure Schedule, (B) the declaration and payment of dividends from a Parent Subsidiary to Parent or to another wholly owned Parent Subsidiary and (C) dividend equivalents accrued or payable by Parent in respect of Parent Equity Awards in accordance with the applicable award agreements;

(iii) Splits, Issuances and Repurchases of Company Equity Securities. (A) Split, combine, reclassify or take similar actions with respect to any Parent Equity Securities or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for such Parent Equity Securities or (B) repurchase, redeem or otherwise acquire any Parent Equity Securities, except for transactions (1) among Parent, on the one hand, and any wholly owned Parent Subsidiary, on the other hand, (2) among wholly owned Parent Subsidiaries which remain wholly owned Parent Subsidiaries after consummation of such transaction, (3) required by any Parent Benefit Plan and (4) pursuant to the Parent DRIP (in the case of the foregoing clauses (1) and (2), in the ordinary course of business consistent with past practice and that do not adversely affect Parent);

(iv) Parent Equity Awards. Except for transactions (A) among Parent, on the one hand, and any wholly owned Parent Subsidiary, on the other hand or (B) among Parent’s wholly owned Subsidiaries, in each case, in the ordinary course of business consistent with past practice and that do not adversely affect Parent, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any Parent Equity Securities (except as otherwise provided by the terms of this Agreement or as required by the terms of any Parent Benefit Plan or the Parent DRIP), other than (1) issuances of shares of Parent Common Stock in respect of any settlement of any restricted share units (including performance share units), phantom shares, restricted stock or similar equity awards with respect to shares of Parent Common Stock outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.2(b)(iv) and (2) the grant of equity compensation awards in the ordinary course of business in accordance with Parent’s customary compensation practices;

(v) Liquidation; Merger; Reorganizations. Adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the Merger and other than any merger, consolidation, restructuring or reorganization among wholly owned Parent Subsidiaries in the ordinary course of business consistent with past practice and that do not adversely affect Parent;

(vi) Redemption of Indebtedness. Redeem, repurchase, defease, cancel or otherwise acquire any Indebtedness of Parent or any Parent Subsidiary, other than (A) transactions among Parent, on the one hand, and any wholly owned Parent Subsidiary, on the other hand, or among wholly owned Parent Subsidiaries, in each case, in the ordinary course of business consistent with past practice and that do not adversely affect Parent, (B) any required amortization payments and mandatory prepayments and (C) Indebtedness arising under the agreements disclosed in Section 5.2(b)(vi) of the Parent Disclosure Schedule, in each case, in accordance with the terms of the instrument governing such Indebtedness as in effect on the date hereof;

(vii) Incurrence of Indebtedness. Create, incur, assume or otherwise be liable with respect to any Indebtedness, other than (A) in the ordinary course of business consistent with past practice, (B) Indebtedness incurred by any Parent Subsidiary under any loan permitted by Section 5.2(b)(ix), (C) in connection with a refinancing of existing Indebtedness on commercially reasonable terms, (D) for borrowings under Parent’s and any Parent Subsidiary’s existing commercial paper programs or revolving credit facilities, (E) guarantees and other credit support (including pursuant to support agreements) by Parent of existing Indebtedness of any wholly owned Parent Subsidiary in the ordinary course of business or (F) guarantees and other credit support by any Parent Subsidiary of obligations of any wholly owned Parent Subsidiary in the ordinary course of business; provided that, in the case of each of clauses (A) through (F), (1) such actions are not reasonably likely to cause any of Fitch Ratings, Inc., S&P Global Ratings or Moody’s Investors Service to recognize Parent’s corporate credit rating to be less than investment grade and (2) in no event shall any Indebtedness incurred pursuant to this Section 5.2(b)(vii) or any amendment, modification or waiver to any Indebtedness include any term or provision pursuant to which the consummation of the Merger or the other Transactions would reasonably be expected to result in a breach, default or event of default with respect to such Indebtedness or permit the holders of any Indebtedness of Parent or any Parent Subsidiary to accelerate payment of such Indebtedness or require Parent or any Parent Subsidiary to voluntarily or involuntarily redeem, replace or repay such Indebtedness prior to its scheduled maturity;

(viii) Acquisitions; New Line of Business. (A) Acquire (whether by merger, consolidation, purchase or otherwise) any water or wastewater assets or any equity interests therein, or make investments in any other Person owning, operating or controlling such assets, in each case, except (1) in the ordinary course of business and consistent with past practice or (2) acquisitions of such assets that are reasonably expected to be included in the rate base of an applicable Regulated Parent Subsidiary, (B) acquire (whether by merger, consolidation, purchase or otherwise) any assets that are not water or wastewater assets or any equity interests therein, or make investments in any other Person owning, operating or controlling such assets, or (C) enter into any new line of business or conduct any business outside the U.S.;

(ix) Capital Contributions. Make any loans, advances or capital contributions to any other Person, other than (A) in connection with actions permitted by Section 5.2(b)(vii) or Section 5.2(b)(viii), (B) in the ordinary course of business consistent with past practice, (C) between Parent, on the one hand, and any wholly owned Parent Subsidiary, on the other hand, or between wholly owned Parent Subsidiaries or (D) as required pursuant to any obligation in effect as of the date of this Agreement;

(x) Dispositions of Properties or Assets. Sell, lease, license, transfer, exchange or swap, mortgage (including securitizations), subject to any Lien, or otherwise dispose in any twelve (12)-month period of more than $200,000,000 in the aggregate of its properties or assets, including the capital stock of Parent Subsidiaries, except (A) dispositions among Parent, on the one hand, and any wholly owned Parent Subsidiary, on the other hand, (B) dispositions among wholly owned Parent Subsidiaries, (C) dispositions of obsolete equipment or assets or dispositions of assets being replaced, in each case in the ordinary course of business consistent with past practice, (D) dispositions by Parent or any Parent Subsidiary of its assets in accordance with the terms of restructuring and divestiture plans mandated by any Governmental Entity, (E) Liens arising under existing first mortgage bond or other similar indentures and related securities and agreements of operating Parent Subsidiaries, (F) provisions under existing credit facilities of Parent and the Parent Subsidiaries that provide for the cash collateralization of letters of credit upon a default and (G) dispositions of accounts receivable of Parent Subsidiaries under any accounts receivable financing, securitization, factoring or similar arrangements and Liens associated therewith;

(xi) Employee Matters. Except as required by the terms of a Parent Benefit Plan set forth on Section 4.10(a) of the Parent Disclosure Schedule as of the date of this Agreement, by any applicable collective bargaining agreement, by applicable Law or in the ordinary course of business consistent with past practice, (A) materially increase the compensation or other benefits (including equity-based awards), payable or provided to Parent’s directors or officers with a title of Vice President and above; (B) terminate the employment of any current officer of Parent with a title of Senior Vice President and above other than for cause; (C) enter into any employment, change of control or retention agreement with any current or future employee of Parent; (D) establish, adopt, enter into, accelerate any rights or benefits under, or amend (other than any amendment that is immaterial or administrative in nature) any plan, policy, program or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except as permitted pursuant to clause (C) above; or (E) enter into, accelerate any rights or benefits under, amend or renew any collective bargaining agreement or any other labor-related agreement or arrangement with any Union except in the ordinary course of business consistent with past practice;

(xii) Employee Restrictive Covenants. Waive, release or amend the restrictive covenant obligations of any current or former director, officer, employee, or natural independent contractor of Parent or any Parent Subsidiary;

(xiii) WARN Act Compliance. Engage in any “plant closing,” “mass layoff” or similar act requiring notice under the WARN Act or any similar federal, state or local Law;

(xiv) Accounting Policies. Materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(xv) Taxes. (A) Settle or compromise any material liability for Taxes or any Tax examination, audit, governmental claim, litigation or other proceeding relating to a material amount of Taxes, (B) change or revoke any material Tax election, except in the ordinary course of business, (C) change any Tax accounting period or any material methods of Tax accounting, except as required by GAAP, (D) file any material amended Tax Return, other than any amended Tax Return that is not expected to result in any additional material Tax liability (such as an amended Tax Return that results in an overall Tax refund), (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or non-U.S. Law), (F) agree to an extension or waiver of any statute of limitations regarding the assessment or collection of any material amount of Tax, except in the ordinary course of business, (G) surrender any right to claim a material refund of Taxes or (H) request any material ruling from any Governmental Entity with respect to Taxes (this Section 5.2(b)(xv) being the sole provision of this Section 5.2(b) governing Tax matters);

(xvi) Legal Proceedings. Pay or settle any material legal proceedings, other than payments or settlements (A) that do not exceed $50,000,000 individually or $100,000,000 in the aggregate in any consecutive twelve (12)-month period, (B) that have become due and payable prior to the date hereof or (C) in connection with regulatory proceedings before any Governmental Entities; provided that the exceptions set forth in this Section 5.2(b)(xvi) shall not apply to any proceedings arising out of or related to this Agreement or the Transactions; and

(xvii) agree or commit, in writing or otherwise, to take any of the foregoing actions.

(c) Notwithstanding anything to the contrary herein, Parent may, and may cause any Parent Subsidiary to, take reasonable good faith actions in compliance with applicable Law with respect to any operational emergencies (including any emergency restoration measures in response to any hurricane, snow storm or blizzard, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural or manmade disaster or severe weather-related event, circumstance or development), equipment failures, outages, or an immediate and material threat to the health or safety of natural Persons; provided that Parent shall reasonably consult with the Company with respect to any such actions (prior to taking such actions, to the extent reasonably practicable) and shall consider in good faith feedback from the Company with respect to such actions.

Section 5.3 Access to Information; Confidentiality.

(a) Subject to applicable Law, Parent and the Company shall, and shall cause each of their respective Subsidiaries to, afford to the other Party and its Representatives reasonable access (at such Party’s sole cost and expense), during normal business hours and upon reasonable advance notice, during the Interim Period, to the material properties, books, contracts, commitments, personnel and records of such Party, and during such period, Parent and the Company shall, and shall cause their respective Subsidiaries to, make available promptly to the other Party (i) to the extent not publicly available, a copy of each material Filing made by it during such period pursuant to the requirements of securities Laws or filed with or sent to the SEC and (ii) consistent with its obligations under applicable Law, all other information concerning its business, properties and personnel as such other Party may reasonably request, in each case, to the extent reasonably necessary to perform, and prepare for the consummation of the Transactions in accordance with its terms; provided, however, that none of Parent or the Company or any of their respective Subsidiaries or Representatives shall be required to provide access to or disclose information where such information or access would, in the reasonable judgment of such Party, (A) breach any agreement with any third party (provided that, to the extent any document or information is subject to the terms of confidentiality restrictions pursuant to an agreement with a third party, Parent and the Company, as applicable, shall use its reasonable best efforts to obtain the required consent of such third party to disclose such document or information, and develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the other Party), (B) constitute a waiver of the attorney-client or other privilege held by such Party (provided that Parent and the Company, as applicable, shall use its reasonable best efforts to allow the disclosure of such document or information (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege), (C) result in access to or disclosure of commercially sensitive information (as determined in Parent’s and the Company’s, as applicable, reasonable discretion), (D) result in access to or the disclosure of (1) any information concerning a Company Competing Proposal (which shall be governed by Section 5.4) or a Parent Competing Proposal (which shall be governed by Section 5.5), as applicable or (2) any information regarding the deliberations of the Parent Board or Company Board, as applicable, with respect to the Transactions or any similar transaction or transactions with any other Person, the entry into this Agreement, or any materials provided to the Parent Board or Company Board, as applicable, in connection therewith or (E) otherwise violate any applicable Law; provided, further, that neither Parent nor the Company nor their respective Representatives shall have the right to conduct any environmental sampling or testing on, under, at or from any of the properties owned, leased or operated by the other Party or its Subsidiaries.

(b) The Parties hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the Transactions shall be deemed to be “Proprietary Information,” as such term is used in, and shall be treated in accordance with, the Confidentiality Agreement, dated as of August 25, 2025, between Parent and the Company (the “Confidentiality Agreement”). The Parties hereby agree, pursuant to Section 17 of the Confidentiality Agreement (which permits amendment by mutual written agreement), to amend the Confidentiality Agreement such that its term shall be extended until the earlier of (i) the Effective Time and (ii) twenty-four (24) months after the termination of this Agreement pursuant to Section 7.1.

Section 5.4 No Solicitation by the Company.

(a) The Company shall not, and shall cause the Company Subsidiaries not to, and shall use reasonable best efforts to cause its and their respective Representatives engaged in connection with the Transactions not to, directly or indirectly during the Interim Period: (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information) or knowingly facilitate any Company Competing Proposal or any inquiry regarding, or the making of, a proposal that is or would reasonably be expected to lead to a Company Competing Proposal or (ii) participate in any discussions or negotiations with any Person (except for the Company’s Affiliates and their respective Representatives or Parent and Parent’s Affiliates and its and their respective Representatives) regarding, or furnish to any such Person, any nonpublic information with respect to, or knowingly cooperate in any way with any such Person with respect to, any Company Competing Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Competing Proposal (other than informing such Person of the existence of the provisions contained in this Section 5.4). The Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, promptly cease and cause to be terminated all existing discussions or negotiations with any Person (except for the Company’s Affiliates and their respective Representatives or Parent and Parent’s Affiliates and its and their respective Representatives) with respect to any Company Competing Proposal, request the prompt return or destruction of all confidential information previously furnished to any such Person with respect to any such Company Competing Proposal, and terminate all physical and electronic data room access previously granted to any such Person with respect to any such Company Competing Proposal. Notwithstanding anything to the contrary herein, at any time prior to obtaining the Company Shareholder Approval, in response to the receipt of a bona fide written Company Competing Proposal made after the date of this Agreement that does not result from a material breach of this Section 5.4 and that the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor) constitutes or would reasonably be expected to lead to a Company Superior Proposal, the Company and its Representatives may (A) furnish nonpublic information with respect to the Company and the Company Subsidiaries to the Person making such Company Competing Proposal (and its Representatives) (provided that all such information has previously been provided to Parent or is provided or made available to Parent or its Representatives prior to or substantially concurrently with the provision of such information to such Person) pursuant to an Acceptable Confidentiality Agreement and (B) participate in discussions regarding the terms of such Company Competing Proposal, including the terms of a Company Competing Agreement with respect thereto, and the negotiation of such terms with the Person making such Company Competing Proposal (and such Person’s Representatives). Notwithstanding anything to the contrary herein, the Company may (1) inform a Person that has made a Company Competing Proposal of the provisions of this Section 5.4 and (2) grant a waiver, amendment, modification or release under any confidentiality, standstill or similar agreement, solely to the extent that the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(b) Except as permitted by this Section 5.4(b), and except for the public disclosure of a Company Recommendation Change Notice, neither the Company Board nor any committee thereof shall (i) withdraw, change, qualify, withhold or modify in each case in any manner adverse to Parent, or propose publicly to withdraw, change, qualify, withhold or modify in any manner adverse to Parent, the Company Board Recommendation, (ii) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Company Competing Proposal, (iii) fail to include in the Joint Proxy Statement the Company Board Recommendation, (iv) fail to send to its securityholders, within ten (10) Business Days after the commencement of any tender offer or exchange offer relating to shares of Company Common Stock (or, if earlier, at least two (2) Business Days prior to the Company Shareholder Meeting), a statement disclosing that the Company recommends rejection of such tender or exchange offer and reaffirming its recommendation of this Agreement and the Merger or (v) fail to publicly reaffirm its recommendation of this Agreement and the Merger within ten (10) Business Days of Parent’s written request to do so (or, if earlier, at least two (2) Business Days prior to the Company Shareholder Meeting) following the public announcement of any Company Competing Proposal (or any material amendment thereto, including any change to the price or form of consideration); provided that Parent shall not be entitled to make such written request, and the Company Board shall not be required to make such reaffirmation, more than once with respect to any particular Company Competing Proposal (or any material amendment thereto) (any action or failure to act in the foregoing clauses (i) through (v) being referred to as a “Company Adverse Recommendation Change”). Except as set forth in Section 5.4(a) (including the entry into an Acceptable Confidentiality Agreement), Section 5.4(c) and Section 5.4(e), the Company and the Company’s officers and directors shall not, and the Company shall cause the Company Subsidiaries not to, and the Company shall instruct its and the Company Subsidiaries’ Representatives engaged in connection with the Transactions not to, and use its reasonable best efforts to cause its and the Company Subsidiaries’ Representatives not to, directly or indirectly, during the Interim Period, (A) authorize, permit, approve or recommend, or propose publicly to authorize, permit, approve or recommend, or allow the Company or any of the Company Subsidiaries to consummate, execute or enter into, any written letter of intent, memorandum of understanding, agreement in principle, agreement or commitment constituting, or that would reasonably be expected to lead to, any Company Competing Proposal, or requiring the Company to abandon or terminate this Agreement (a “Company Competing Agreement”), (B) take any action to make the restrictions of any Takeover Law inapplicable to any transactions contemplated by a Company Competing Proposal or (C) terminate, amend, release, modify or knowingly fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the applicable party in respect of or in contemplation of a Company Competing Proposal.

(c) Notwithstanding anything to the contrary herein, at any time prior to obtaining the Company Shareholder Approval, the Company Board may make a Company Adverse Recommendation Change if (i) the Company has received a Company Superior Proposal that does not result from a material breach of this Section 5.4 and (ii) the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor) that the failure to effect a Company Adverse Recommendation Change would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that the Company Board may not make such Company Adverse Recommendation Change unless (A) the Company Board has provided prior written notice (which itself shall not constitute a Company Adverse Recommendation Change) to Parent (a “Company Recommendation Change Notice”) that it is prepared to effect a Company Adverse Recommendation Change at least four (4) Business Days prior to taking such action, which notice shall specify the basis for such Company Adverse Recommendation Change and attach the most current draft of any Company Competing Agreement with respect to such Company Superior Proposal or, if no draft exists, a summary of the material terms and conditions of such Company Superior Proposal (it being understood that if there has been any subsequent material revision or amendment to the terms of a Company Superior Proposal, a new notice to which the provisions of clauses (B) and (C) of this Section 5.4(c) shall apply mutatis mutandis except that, in the case of such a new notice, all references to four (4) Business Days in this Section 5.4(c) shall be deemed to be two (2) Business Days), (B) during the four (4)-Business Day period after delivery of the Company Recommendation Change Notice, if requested by Parent, the Company and its Representatives negotiate in good faith with Parent and its Representatives regarding any revisions to this Agreement that Parent proposes to make to the terms of this Agreement and (C) at the end of such four (4)-Business Day period and taking into account any changes to the terms of this Agreement committed to in writing by Parent, the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor) that the failure to make such a Company Adverse Recommendation Change would be inconsistent with the Company Board’s fiduciary duties under applicable Law and that such Company Competing Proposal still constitutes a Company Superior Proposal.

(d) The Company shall promptly (and in any event within twenty-four (24) hours) advise Parent in writing of the receipt of any Company Competing Proposal, the material terms and conditions of any such Company Competing Proposal and the identity of the Person making any such Company Competing Proposal. The Company shall (i) keep Parent reasonably informed in all material respects on a reasonably current basis (and in any event no later than twenty-four (24) hours) of the material terms and status (including any material change thereto) of any Company Competing Proposal and (ii) provide to Parent as soon as reasonably practicable after receipt or delivery thereof copies of any letter of intent, term sheet, memorandum of understanding or similar written materials (including drafts thereof) exchanged between the Company or any Company Subsidiary or any of their Representatives, on the one hand, and any Person making such proposal or any of its Representatives, on the other hand, in each case, that describes or contains any such proposal.

(e) Nothing contained in this Section 5.4 shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided that any such disclosure or statement that constitutes or contains a Company Adverse Recommendation Change shall be subject to the provisions of Section 5.5(c).

(f) For the avoidance of doubt, any violation of the restrictions contained in this Section 5.4 by any Company Subsidiary, or any Representatives of the Company or any Company Subsidiary, shall be deemed to be a breach of this Section 5.4 by the Company.

(g) For purposes of this Agreement:

(i) “Company Competing Proposal” means any proposal or offer, with respect to any (A) merger, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution or similar transaction in which any Person (or group of Persons) other than Parent and the Parent

Subsidiaries (such Person (or group of Persons), a “Company Third Party”) acquires or would acquire, directly or indirectly, (1) business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or fair market value of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole or (2)(x) 20% or more of the outstanding Company Common Stock or (y) 20% or more of the aggregate voting power of the surviving entity or a resulting direct or indirect parent of the Company or such surviving entity, (B) sale, lease, contribution, transfer or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, extraordinary dividend or distribution, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise), pursuant to which any Company Third Party acquires or would acquire, directly or indirectly, business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or fair market value of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any Company Third Party (or the direct or indirect equityholders of such Company Third Party or the resulting company) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing direct or beneficial ownership of 20% or more of the voting power of the Company, (D) transaction (including any tender offer or exchange offer) in which any Company Third Party (or the direct or indirect equityholders of such Company Third Party or the resulting company) would acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of any class of capital stock of the Company or (E) any combination of the foregoing, in each case, except for this Agreement and the Transactions.

(ii) “Company Superior Proposal” means a bona fide written Company Competing Proposal (provided that for purposes of this definition, the applicable percentage in the definition of Company Competing Proposal shall be “more than 50%” rather than “20% or more”), which the Company Board determines in good faith, after consultation with outside legal counsel and a financial advisor, and taking into account, to the extent applicable, the legal, financial, regulatory, timing and other aspects of such Company Competing Proposal, the identity of the Person making the proposal and any financing required for such proposal, the ability of the Person making such proposal to obtain such required financing and the level of certainty with respect to such required financing, and such other factors, in each case, that are deemed relevant by the Company Board, (A) if accepted, is reasonably likely to be consummated and (B) if consummated, would result in a transaction that is more favorable from a financial point of view to the holders of Company Common Stock than the Transactions (after taking into account all adjustments or modifications to the terms thereof, and any revisions to the terms of this Agreement that are committed to in writing by Parent, including pursuant to Section 5.4(c)).

Section 5.5 No Solicitation by Parent.

(a) Parent shall not, and shall cause the Parent Subsidiaries not to, and shall use reasonable best efforts to cause its and their respective Representatives engaged in connection with the Transactions not to, directly or indirectly, during the Interim Period, (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information) or knowingly facilitate any Parent Competing Proposal or any inquiry regarding, or the making of, a proposal that is or would reasonably be expected to lead to a Parent Competing Proposal or (ii) participate in any discussions or negotiations with any Person (except for Parent’s Affiliates and their respective Representatives or the Company and the Company’s Affiliates and its and their respective Representatives) regarding, or furnish to any such Person, any nonpublic information with respect to, or knowingly cooperate in any way with any such Person with respect to, any Parent Competing Proposal or any inquiry or proposal that would reasonably be expected to lead to a Parent Competing Proposal (other than informing such Person of the existence of the provisions contained in this Section 5.5). Parent shall, and shall cause the Parent Subsidiaries and its and their respective Representatives to, promptly cease and cause to be terminated all existing discussions or negotiations with any Person (except Parent’s Affiliates and their respective

Representatives or the Company and the Company’s Affiliates and its and their respective Representatives) with respect to any Parent Competing Proposal, request the prompt return or destruction of all confidential information previously furnished to any such Person with respect to any such Parent Competing Proposal, and terminate all physical and electronic data room access previously granted to any such Person with respect to any such Parent Competing Proposal. Notwithstanding anything to the contrary herein, at any time prior to obtaining the Parent Stockholder Approval, in response to the receipt of a bona fide written Parent Competing Proposal made after the date of this Agreement that does not result from a material breach of this Section 5.5 and that the Parent Board determines in good faith (after consultation with outside legal counsel and a financial advisor) constitutes or would reasonably be expected to lead to a Parent Superior Proposal, Parent and its Representatives may (A) furnish nonpublic information with respect to Parent and Parent Subsidiaries to the Person making such Parent Competing Proposal (and its Representatives) (provided that all such information has previously been provided to the Company or is provided or made available to the Company or its Representatives prior to or substantially concurrently with the provision of such information to such Person) pursuant to an Acceptable Confidentiality Agreement and (B) participate in discussions regarding the terms of such Parent Competing Proposal, including the terms of a Parent Competing Agreement with respect thereto, and the negotiation of such terms with the Person making such Parent Competing Proposal (and such Person’s Representatives). Notwithstanding anything to the contrary herein, Parent may (1) inform a Person that has made a Parent Competing Proposal of the provisions of this Section 5.5 and (2) grant a waiver, amendment, modification or release under any confidentiality, standstill or similar agreement, solely to the extent that the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the Parent Board’s fiduciary duties under applicable Law.

(b) Except as permitted by this Section 5.5(b), and except for the public disclosure of a Parent Recommendation Change Notice, neither the Parent Board nor any committee thereof shall (i) withdraw, change, qualify, withhold or modify in each case in any manner adverse to Parent, or propose publicly to withdraw, change, qualify, withhold or modify in any manner adverse to Parent, the Parent Board Recommendation, (ii) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Parent Competing Proposal, (iii) fail to include in the Joint Proxy Statement the Parent Board Recommendation, (iv) fail to send to its securityholders, within ten (10) Business Days after the commencement of any tender offer or exchange offer relating to shares of Parent Common Stock (or, if earlier, at least two (2) Business Days prior to the Parent Stockholder Meeting), a statement disclosing that Parent recommends rejection of such tender or exchange offer and reaffirming its recommendation of this Agreement and the Merger or (v) fail to publicly reaffirm its recommendation of this Agreement and the Merger within ten (10) Business Days of the Company’s written request to do so (or, if earlier, at least two (2) Business Days prior to the Parent Stockholder Meeting) following the public announcement of any Parent Competing Proposal (or any material amendment thereto, including any change to the price or form of consideration); provided that the Company shall not be entitled to make such written request, and the Parent Board shall not be required to make such reaffirmation, more than once with respect to any particular Parent Competing Proposal (or any material amendment thereto) (any action or failure to act in the foregoing clauses (i) through (v) being referred to as a “Parent Adverse Recommendation Change”). Except as set forth in Section 5.5(a) (including the entry into an Acceptable Confidentiality Agreement), Section 5.5(c) and Section 5.5(e), Parent and Parent’s officers and directors shall not, and Parent shall cause the Parent Subsidiaries not to, and Parent shall instruct its and the Parent Subsidiaries’ Representatives engaged in connection with the Transactions not to, and use its reasonable best efforts to cause its and the Parent Subsidiaries’ Representatives not to, directly or indirectly, during the Interim Period, (A) authorize, permit, approve or recommend, or propose publicly to authorize, permit, approve or recommend, or allow Parent or any of the Parent Subsidiaries to consummate, execute or enter into, any written letter of intent, memorandum of understanding, agreement in principle, agreement or commitment constituting, or that would reasonably be expected to lead to, any Parent Competing Proposal, or requiring Parent to abandon or terminate this Agreement (a “Parent Competing Agreement”), (B) take any action to make the restrictions of any Takeover Law inapplicable to any transactions contemplated by a Parent Competing Proposal or (C) terminate, amend, release, modify or knowingly fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the applicable party in respect of or in contemplation of a Parent Competing Proposal.

(c) Notwithstanding anything to the contrary herein, at any time prior to obtaining Parent Stockholder Approval, the Parent Board may make a Parent Adverse Recommendation Change if (i) Parent has received a Parent Superior Proposal that does not result from a material breach of this Section 5.5 and (ii) the Parent Board determines in good faith (after consultation with outside legal counsel and a financial advisor) that the failure to effect a Parent Adverse Recommendation Change would be inconsistent with the Parent Board’s fiduciary duties under applicable Law; provided, however, that the Parent Board may not make such Company Adverse Recommendation Change unless (A) the Parent Board has provided prior written notice (which itself shall not constitute a Parent Adverse Recommendation Change) to the Company (a “Parent Recommendation Change Notice”) that it is prepared to effect a Parent Adverse Recommendation Change at least four (4) Business Days prior to taking such action, which notice shall specify the basis for such Parent Adverse Recommendation Change and attach the most current draft of any Parent Competing Agreement with respect to such Parent Superior Proposal or, if no draft exists, a summary of the material terms and conditions of such Parent Superior Proposal (it being understood that if there has been any subsequent material revision or amendment to the terms of a Parent Superior Proposal, a new notice to which the provisions of clauses (B) and (C) of this Section 5.5(c) shall apply mutatis mutandis except that, in the case of such a new notice, all references to four (4) Business Days in this Section 5.5(c) shall be deemed to be two (2) Business Days), (B) during the four (4)-Business Day period after delivery of Parent Recommendation Change Notice, if requested by the Company, Parent and its Representatives negotiate in good faith with the Company and its Representatives regarding any revisions to this Agreement that the Company proposes to make to the terms of this Agreement and (C) at the end of such four (4)-Business Day period and taking into account any changes to the terms of this Agreement committed to in writing by the Company, the Parent Board determines in good faith (after consultation with outside legal counsel and a financial advisor) that the failure to make such a Parent Adverse Recommendation Change would be inconsistent with the Parent Board’s fiduciary duties under applicable Law and that such Parent Competing Proposal still constitutes a Parent Superior Proposal.

(d) Parent shall promptly (and in any event within twenty-four (24) hours) advise the Company in writing of the receipt of any Parent Competing Proposal, the material terms and conditions of any such Parent Competing Proposal and the identity of the Person making any such Parent Competing Proposal. Parent shall (i) keep the Company reasonably informed in all material respects on a reasonably current basis (and in any event no later than twenty-four (24) hours) of the material terms and status (including any material change thereto) of any Parent Competing Proposal and (ii) provide to the Company as soon as reasonably practicable after receipt or delivery thereof copies of any letter of intent, term sheet, memorandum of understanding or similar written materials (including drafts thereof) exchanged between Parent or any Parent Subsidiary or any of their Representatives, on the one hand, and any Person making such proposal or any of its Representatives, on the other hand, in each case, that describes or contains any such proposal.

(e) Nothing contained in this Section 5.5 shall prohibit Parent from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided that any such disclosure or statement that constitutes or contains a Parent Adverse Recommendation Change shall be subject to the provisions of Section 5.4(c).

(f) For the avoidance of doubt, any violation of the restrictions contained in this Section 5.5 by any Parent Subsidiary, or any Representatives of Parent or any Parent Subsidiary, shall be deemed to be a breach of this Section 5.5 by Parent.

(g) For purposes of this Agreement:

(i) “Parent Competing Proposal” means any proposal or offer, with respect to any (A) merger, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution or similar transaction in which any Person (or group of Persons) other than the Company and the Company Subsidiaries (such Person (or group of Persons) a “Parent Third Party”) acquires or would acquire, directly or indirectly, (1) business or assets of Parent or the Parent Subsidiaries representing 20% or more of the consolidated revenues, net income or fair market value of the consolidated assets of Parent and the Parent Subsidiaries, taken as a whole or (2)(x) 20% or more of the outstanding Parent Common Stock or (y) 20% or more of the aggregate voting power of the surviving entity or a resulting direct or indirect parent of Parent or such surviving entity, (B) sale, lease, contribution, transfer or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, extraordinary dividend or distribution, sale of capital stock of or other equity interests in a Parent Subsidiary or otherwise) pursuant to which any Parent Third Party acquires or would acquire, directly or indirectly, business or assets of Parent or the Parent Subsidiaries representing 20% or more of the consolidated revenues, net income or fair market value of the consolidated assets of Parent and the Parent Subsidiaries, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any Parent Third Party (or the direct or indirect equityholders of such Parent Third Party or the resulting company) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing direct or beneficial ownership of 20% or more of the voting power of Parent, (D) transaction (including any tender offer or exchange offer) in which any Parent Third Party (or the direct or indirect equityholders of such Parent Third Party or the resulting company) would acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of any class of capital stock of Parent or (E) any combination of the foregoing, in each case, except for this Agreement and the Transactions.

(ii) “Parent Superior Proposal” means a bona fide written Parent Competing Proposal (provided that, for purposes of this definition, the applicable percentage in the definition of Parent Competing Proposal shall be “more than 50%” rather than “20% or more”), which the Parent Board determines in good faith, after consultation with outside legal counsel and a financial advisor, and taking into account, to the extent applicable, the legal, financial, regulatory, timing and other aspects of such Parent Competing Proposal, the identity of the Person making the proposal and any financing required for such proposal, the ability of the Person making such proposal to obtain such required financing and the level of certainty with respect to such required financing, and such other factors, in each case, that are deemed relevant by the Parent Board, (A) if accepted, is reasonably likely to be consummated and (B) if consummated, would result in a transaction that is more favorable from a financial point of view to the holders of Parent Common Stock than the Transactions (after taking into account all adjustments or modifications to the terms thereof, and any revisions to the terms of this Agreement that are committed to in writing by Parent, including pursuant to Section 5.5(c)).

Section 5.6 Preparation of the Form S-4 and the Joint Proxy Statement; Meetings.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) Parent and the Company shall jointly prepare (A) a proxy statement relating to the Parent Stockholder Meeting and a proxy statement relating to the Company Shareholder Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”) in preliminary form and (B) a registration statement on Form S-4, which shall include the Joint Proxy Statement as a prospectus relating to the registration of shares of Parent Common Stock to be issued in connection with the Merger (the “Form S-4”), and (ii) Parent shall file the Form S-4 and Joint Proxy Statement with the SEC, in coordination with the Company. Each of the Parties shall use their respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger. Each of the Parties shall furnish all information concerning itself and its Affiliates to the other Party, and provide such other assistance, as may be reasonably requested by the other Party or its outside legal counsel in connection with the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement.

(b) Parent agrees that (i) none of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Joint Proxy Statement will, at the date it is first sent to Parent’s stockholders and the Company’s shareholders or at the time of the Parent Stockholder Meeting and the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) except with respect to any information supplied by the Company for inclusion or incorporation by reference in the Joint Proxy Statement, the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder. The Company agrees that (i) none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Joint Proxy Statement will, at the date it is first sent to Parent’s stockholders and the Company’s shareholders or at the time of the Parent Stockholder Meeting and the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) except with respect to any information supplied by Parent for inclusion or incorporation by reference in the Joint Proxy Statement, the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

(c) Each of Parent and the Company shall promptly notify the other Party after the receipt of any comments from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Joint Proxy Statement and shall provide the other Party with copies of all correspondence between it and its Affiliates and Representatives, on the one hand, and the SEC, on the other hand. Each of Parent and the Company shall:

(i) use its reasonable best efforts to (A) respond as promptly as reasonably practicable to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Joint Proxy Statement and (B) have the SEC advise Parent and the Company as promptly as reasonably practicable that the SEC has no further comments on the Joint Proxy Statement;

(ii) file the Joint Proxy Statement in definitive form with the SEC and cause such definitive Joint Proxy Statement to be sent to the stockholders of Parent and the shareholders of the Company as promptly as reasonably practicable after the SEC advises Parent and the Company that the SEC has no further comments on the Joint Proxy Statement; and

(iii) subject to Section 5.4(c) and Section 5.5(c), include the Parent Board Recommendation and the Company Board Recommendation in the preliminary and definitive Joint Proxy Statements.

Notwithstanding anything to the contrary herein, prior to filing the Form S-4 or the Joint Proxy Statement in preliminary form with the SEC, responding to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Joint Proxy Statement or mailing the Joint Proxy Statement in definitive form to the stockholders of Parent or to the shareholders of the Company, each of Parent and the Company shall provide the other Party with a reasonable opportunity to review and comment on such document or response and consider in good faith any of the other Party’s comments thereon.

(d) If, prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Joint Proxy Statement, that is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s stockholders and the Company’s shareholders. Nothing in this Section 5.6(d) shall limit the obligations of any Party under Section 5.6(a).

(e) If prior to the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Joint Proxy

Statement, that is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s stockholders and the Company’s shareholders. Nothing in this Section 5.6(e) shall limit the obligations of any Party under Section 5.6(a).

(f) Parent (in consultation with the Company) shall set a single record date for Persons entitled to notice of, and to vote at, the Parent Stockholder Meeting and shall not change such record date (whether in connection with the Parent Stockholder Meeting or any adjournment or postponement thereof) without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Parent shall, as soon as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold the Parent Stockholder Meeting in accordance with the Delaware General Corporation Law and the rules of the NYSE for the purpose of obtaining the Parent Stockholder Approval, and, subject to Section 5.5(c), through the Parent Board, recommend to its stockholders and solicit in favor of the approval of the Parent Common Stock Issuance. Except with the Company’s prior written consent, Parent may only postpone or adjourn the Parent Stockholder Meeting (i) to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Parent has determined after consultation with outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Parent prior to the Parent Stockholder Meeting; provided that Parent shall postpone or adjourn the Parent Stockholder Meeting once for up to thirty (30) days upon the reasonable request of the Company.

(g) The Company (in consultation with Parent) shall set a single record date for Persons entitled to notice of, and to vote at, the Company Shareholder Meeting and shall not change such record date (whether in connection with the Company Shareholder Meeting or any adjournment or postponement thereof) without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall, as soon as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold the Company Shareholder Meeting in accordance with the Pennsylvania Entity Laws and the rules of the NYSE for the purpose of obtaining the Company Shareholder Approval and, subject to Section 5.4(c), through the Company Board, recommend to its shareholders and solicit in favor of adoption of the this Agreement. Except with Parent’s prior written consent, the Company may only postpone or adjourn the Company Shareholder Meeting (i) to solicit additional proxies for the purpose of obtaining the Company Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined after consultation with outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of the Company prior to the Company Shareholder Meeting; provided that the Company shall postpone or adjourn the Company Shareholder Meeting once for up to thirty (30) days upon the reasonable request of Parent.

(h) Each of the Company and Parent shall use reasonable best efforts to hold the Company Shareholder Meeting and the Parent Stockholder Meeting, respectively, at the same time and on the same date as the other Party and as soon as reasonably practicable after the date of this Agreement.

(i) Without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the only matters to be voted upon at the Company Shareholder Meeting are (i) the Merger, (ii) any adjournment of the Company Shareholder Meeting, (iii) any other matters of a purely administrative nature and as mutually agreed by Parent and the Company and (iv) any other matters that are required by applicable Law.

(j) Unless this Agreement has been terminated in accordance with Section 7.1, the Company’s obligation to call, give notice of and hold the Company Shareholder Meeting in accordance with Section 5.6(g) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Company Superior Proposal or Company Competing Proposal, or by any Company Adverse Recommendation Change.

(k) Without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), the only matters to be voted upon at the Parent Stockholder Meeting are (i) the Parent Common Stock Issuance, (ii) any adjournment of the Parent Stockholder Meeting, (iii) any other matters of a purely administrative nature as mutually agreed by the Company and Parent and (iv) any other matters that are required by applicable Law.

(l) Unless this Agreement has been terminated in accordance with Section 7.1, Parent’s obligation to call, give notice of and hold the Parent Stockholder Meeting in accordance with Section 5.6(f) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Parent Superior Proposal or Parent Competing Proposal, or by any Parent Adverse Recommendation Change.

Section 5.7 Employee Matters.

(a) From the Effective Time until the end of the calendar year following the calendar year during which the Effective Time occurs, Parent shall provide, or shall cause to be provided, to each Company Employee who is employed by the Company immediately prior to the Effective Time whose employment with the Company (or Parent or any Parent Subsidiary) continues after the Effective Time (each, a “Continuing Employee”) (other than such employees covered by collective bargaining agreements), while employed (i) base salary or wage rate, target annual cash incentive opportunity and target long-term performance opportunity that are no less favorable, in the aggregate, than the base salary or wage rate, target annual cash incentive opportunity and target long-term performance opportunity provided to such Continuing Employee as of immediately prior to the Effective Time; provided that (A) Parent shall provide, or shall cause to be provided, to each Continuing Employee with at least the same base salary or wage rate as provided to such Continuing Employee as of immediately prior to the Effective Time and (B) any long-term performance opportunities provided may be cash-based or equity-based as determined by Parent in its sole discretion, and (ii) employee benefits (excluding defined benefit pension benefits, retiree health or welfare benefits, equity-based compensation or change in control, transaction or retention bonuses (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to the employee benefits (other than the Excluded Benefits) provided to such Continuing Employee under Company Benefit Plans as of immediately prior to the Closing Date. In the case of any Continuing Employee whose terms and conditions of employment are subject to a collective bargaining agreement, Parent shall provide for such continued employment to be on such terms and conditions as may be required under that collective bargaining agreement. Nothing contained in this Section 5.7 whether express or implied shall require Parent, any Parent Subsidiary or the Surviving Corporation to continue the employment of any Continuing Employee.

(b) Any Continuing Employee whose employment is terminated by Parent, the Company or any Affiliate thereof without cause during the twelve (12)-month period following the Effective Time, and who is not eligible to receive severance benefits pursuant to an individual agreement with the Company or a Company Subsidiary, shall be eligible to receive severance benefits as specified in Section 5.7(b) of the Company Disclosure Schedule, subject to the Continuing Employee entering into a customary release of claims.

(c) For purposes of vesting, eligibility to participate and accrual and level of benefits under the employee benefit plans of Parent and the Parent Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited for his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or to benefit accrual under a defined benefit pension plan or retiree welfare benefit plan unless otherwise required by a collective bargaining agreement. In addition, and without limiting the generality of the foregoing, (i) Parent shall use commercially reasonably efforts to cause each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a Company Benefit Plan set forth on Section 3.10(a) of the Company Disclosure Schedule in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent shall use commercially reasonable efforts to (A) cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or the Company Subsidiaries in which such employee participated immediately prior to the Effective Time, and (B) cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) The Parties agree to the matters set forth in Section 5.7(d) of the Company Disclosure Schedule.

(e) Prior to the Effective Time, the Company shall cause the applicable Company Subsidiaries to satisfy all legal or contractual requirements to provide notice to, or to enter into any consultation procedure with, any Union which is representing any Company Employee in connection with the Transactions contemplated by this Agreement.

(f) Following the Effective Time, Parent shall cause the Surviving Corporation’s applicable Subsidiaries to continue to honor the terms of each applicable collective bargaining agreement until such collective bargaining agreement otherwise expires pursuant to its terms or is modified by the parties thereto.

(g) The Parties acknowledge and agree that all provisions contained in this Section 5.7 are included for the sole benefit of the Parties, and that nothing in this Section 5.7, whether express or implied, (i) shall create any third-party beneficiary or other rights (A) in any other Person, including any current or former employees or other service providers of the Company or any Affiliate of the Company, any Continuing Employee, or any dependent or beneficiary thereof or (B) to continued employment with Parent or any of its Affiliates (including, following the Effective Time, the Surviving Corporation), (ii) shall be treated as an amendment or other modification of any Old Plan or New Plan or (iii) shall limit the right of Parent or its Affiliates (including, following the Effective Time, the Surviving Corporation) to amend, terminate or otherwise modify any Old Plan or New Plan.

Section 5.8 Regulatory Approvals; Third-Party Consents; Reasonable Best Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, the Parties shall use their respective reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Transactions, including (i) the obtaining of all necessary actions or nonactions and Consents, including the HSR Clearance, the Company Regulatory Approvals and the Parent Regulatory Approvals, from Governmental Entities and the making of all necessary Filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity and (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall use their respective reasonable best efforts to:

(i) make, or cause to be made, in consultation and cooperation with the other Party, at a mutually agreeable time after the date of this Agreement, (A) an appropriate Filing pursuant to the HSR Act relating to the Merger and thereafter any other required submissions under the HSR Act, (B) all other necessary Filings relating to the Merger under any other applicable Antitrust Law and (C) all necessary Filings with the FCC;

(ii) make, or cause to be made, in consultation and cooperation with the other Party, all necessary Filings with other Governmental Entities relating to the Merger, including any such Filings with the Applicable PSCs, as promptly as practicable after the date hereof (and use reasonable best efforts to make, or cause to be made, such Filings within sixty (60) days after the date hereof, which may be extended by mutual agreement of the Parties (such consent not to be unreasonably withheld, conditioned or delayed));

(iii) shall furnish to the other Party all assistance, cooperation and information reasonably required for any such Filing made by such Party and in order to achieve the effects set forth in this Section 5.8; and

(iv) subject to Section 5.8(e), (A) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Transactions, including taking all such further action as may be necessary to resolve such objections, if any, the FTC, the DOJ or the Applicable PSCs may assert under Regulatory Law with respect to the Transactions so as to enable the Closing to occur as soon as reasonably practicable (and in any event no later than the End Date), including (1) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent or the Parent Subsidiaries or Parent’s Affiliates or of the Company or the Company Subsidiaries or the Company’s Affiliates and (2) otherwise taking or committing to take actions that after the Closing Date would limit Parent’s or any Parent Subsidiary’s (including the Surviving Corporation’s) or Parent’s Affiliates’ freedom of action with respect to, or its or their ability to retain, one or more of Parent’s or any Parent Subsidiary’s (including the Surviving Corporation’s) businesses, product lines or assets, in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing or materially delaying the Closing, and (B) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other Party with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any third party or any Governmental Entity with respect to such transactions. The Company and Parent shall permit counsel for the other Party reasonable opportunity to review in advance, and consider in good faith the views of the other Party in connection with any proposed written communication to any Governmental Entity. Each of the Company and Parent agrees not to participate in any substantive meeting or discussion, either in person, by telephone or other telecommunication, with any Governmental Entity in connection with the proposed transactions unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity, gives the other Party the opportunity to attend and participate.

(c) Parent and the Company shall jointly be responsible for, and Parent shall take the lead in, scheduling and conducting any meeting with any Governmental Entity or any intervenor in any proceeding relating to the HSR Clearance, a Parent Regulatory Approval or a Company Regulatory Approval, coordinating, preparing and making any applications and Filings with, and communicating with and resolving any investigation or other inquiry of, any agency or other Governmental Entity, and determining the strategy and timing for, and making all material decisions relating to, obtaining the HSR Clearance, the Parent Regulatory Approvals and

Company Regulatory Approvals and any other approvals from any Governmental Entity or other Person necessary, proper or advisable to consummate the Merger.

(d) In furtherance and not in limitation of the covenants of the Parties contained in this Section 5.8, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law, each of the Company and Parent shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.8 shall limit a Party’s right to terminate this Agreement pursuant to Section 7.1(b) or 7.1(c) so long as such Party has, prior to such termination, complied with its obligations under this Agreement, including this Section 5.8.

(e) Notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.8 shall be construed to require the Company, Parent or any of their respective Affiliates to undertake any efforts or take any action (including agreeing to accept or accepting any terms, conditions, liabilities, obligations, commitments, sanctions or other measures and proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of the Company, Parent or any of their respective Affiliates) as may be required to resolve objections, if any, of the FTC, the DOJ or Applicable PSC (or any other Governmental Entity that may assert jurisdiction under applicable Law and to which the Parties deem it necessary, proper or advisable to obtain or make a Consent or Filing with such Governmental Entity to consummate the Merger), if the taking of such efforts or action with respect thereto would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, condition (financial or otherwise), properties, results of operations, liabilities, assets or operations of Parent and the Parent Subsidiaries and Parent’s Affiliates, taken as a whole, or the Company and the Company Subsidiaries and the Company’s Affiliates, taken as a whole (any of the foregoing effects, a “Burdensome Effect”); provided that, for purposes of determining whether a potential adverse effect would constitute a Burdensome Effect, Parent and the Parent Subsidiaries and Parent’s Affiliates, taken as a whole, shall be deemed to be a consolidated group of entities that is the size and scale of the Company and the Company Subsidiaries and the Company’s Affiliates, taken as a whole. Notwithstanding the foregoing, no undertakings, commitments, actions, terms, conditions or obligations set forth in Section 1.7, Section 1.8 or Section 5.20 shall constitute or be taken into account in determining whether there has been a Burdensome Effect. Neither Parent nor the Company shall accept, or agree to accept, any commitments, actions or conditions in connection with the Merger pursuant to any settlement or otherwise with any Applicable PSC or any other Person without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Nothing in this Section 5.8 shall obligate Parent or the Company or any of their respective Subsidiaries or Affiliates to take any action that is not conditioned on the Closing.

(f) Neither the Company nor Parent shall, and each shall cause its respective Subsidiaries and Affiliates not to, take any action, including acquiring any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), that would reasonably be expected to (i) materially increase the risk of not obtaining any Consent or Filing contemplated by this Section 5.8 prior to the End Date or (ii) result in a Consent being required from a state public utility commission (other than an Applicable PSC) in connection with the consummation of the Transactions, and, subject to applicable Law, including any Antitrust Law, each of the Company and Parent shall promptly notify and consult with the other Party with respect to any contemplated action of the type described in clauses (i) or (ii).

Section 5.9 Takeover Laws. If any Takeover Law becomes applicable to the Transactions, each of Parent, the Parent Board, the Company and the Company Board shall use reasonable best efforts to grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Takeover Law on the Transactions.

Section 5.10 Public Announcements. Except with respect to (a) a Company Adverse Recommendation Change (or any response thereto) or a Company Recommendation Change Notice (or any response thereto), (b) a Parent Adverse Recommendation Change (or any response thereto) or a Parent Recommendation Change Notice (or any response thereto), (c) any dispute between or among the Parties regarding this Agreement or the Transactions and (d) a press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a Party in accordance with this Agreement, including in investor conference calls, SEC Filings, Q&As or other publicly disclosed documents, in each case under this clause (d), to the extent such disclosure is still accurate in all material respects, the Company and Parent shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or making any other public statement with respect to this Agreement or the Transactions, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such Party reasonably concludes (based upon advice of its outside legal counsel) is required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to this Agreement shall be in a form agreed to by the Parties.

Section 5.11 Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to honor all rights to exculpation, indemnification and advancement of expenses now existing in favor of Company Personnel as provided in the Company Organizational Documents or the Organizational Documents of the Company Subsidiaries or in any agreement to which the Company or any Company Subsidiary is a party, which rights shall survive the Merger and shall continue in full force and effect to the extent permitted by Law. For a period of six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company Organizational Documents and any Organizational Documents of the Company Subsidiaries in effect as of the date hereof or in any indemnification agreements of the Company or the Company Subsidiaries with any of their respective directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any Company Subsidiary; provided, however, that all rights to indemnification in respect of any Claim pending, asserted or made within such period shall continue until the disposition or resolution of such Claim. Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.11.

(b) From and after the Effective Time, each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each Company Personnel and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any Company Subsidiary (each, together with such Person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Claim to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement (provided that any Claim may only be settled with the prior written consent of Parent, not to be unreasonably withheld) in connection with any actual or threatened Claim, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred before or at the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company). In the event of any such Claim, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Claim.

(c) For a period of six (6) years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Closing Date maintained by the Company and the Company Subsidiaries with respect to matters arising on or before the Effective Time either through the Company’s existing insurance provider or another provider reasonably selected by Parent; provided, however, that after the Effective Time, Parent shall not be required to pay annual premiums in excess of three hundred percent (300%) of the last annual premium paid by the Company prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided, further, that in lieu of the foregoing insurance coverage, Parent may direct the Company to purchase “tail” insurance coverage, at a cost no greater than the aggregate amount which the Surviving Corporation would be permitted to spend during the six (6)-year period provided for in this Section 5.11(c), that provides coverage not materially less favorable than the coverage described above.

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.11.

(e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Company Organizational Documents or the Organizational Documents of the Company Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the Pennsylvania Entity Laws or otherwise. The provisions of this Section 5.11 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f) In the event that the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.11.

Section 5.12 Integration Planning Committee. Subject to applicable Law, including any Antitrust Law, as soon as reasonably practicable after the date hereof, the Parties shall create a special transition committee to oversee integration planning, including consulting with respect to operations and major regulatory decisions, and after the expiration or termination of the waiting periods (and any extensions thereof) under the HSR Act applicable to the Merger and the Transactions, providing post-Closing operations recommendations (the “Integration Planning Committee”). The Integration Planning Committee shall be co-led by a designee of each of Parent and the Company. Notwithstanding anything herein to the contrary, the members of the Integration Planning Committee designated by Parent shall have the authority, on behalf of Parent, to provide any consents or approvals required to be given by Parent pursuant to Section 5.1, and the members of the Integration Planning Committee designated by the Company shall have the authority, on behalf of the Company, to provide any consents or approvals required to be given by the Company pursuant to Section 5.2.

Section 5.13 Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties acknowledge and agree that:

(a) (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations; and

(b) (i) nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent or any Parent Subsidiary prior to the Effective Time and (ii) prior to the

Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Parent Subsidiaries’ respective operations.

Section 5.14 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15 Tax Matters.

(a) Parent shall reasonably promptly notify the Company, and the Company shall reasonably promptly notify Parent, in each case, if such Party becomes aware of any fact or circumstance that would reasonably be likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”).

(b) Each of Parent and the Company shall use reasonable best efforts to obtain, and reasonably cooperate with the other Party in connection with the issuance to Parent or the Company of any Tax opinion(s) of counsel (i) required to be issued in connection with the declaration of effectiveness of the Form S-4 by the SEC regarding the U.S. federal income tax treatment of the Merger or (ii) reasonably necessary to confirm (or otherwise permit one or more of the Parties to report the Merger consistently with) the Intended Tax Treatment, in each case, including using reasonable best efforts to deliver to the relevant counsel certificates (dated as of the necessary date and signed by an officer of Parent or of the Company, as applicable) that contain customary representations reasonably necessary or appropriate for such counsel to render such opinions.

(c) Each of Parent and the Company shall (and shall cause its respective Subsidiaries and Affiliates to) use its commercially reasonable efforts (i) to cause the Merger to qualify for the Intended Tax Treatment with respect to which Parent and the Company will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code and (ii) not to, and not permit or cause any of its respective Subsidiaries or Affiliates to, take or cause to be taken any action, or fail to take or cause to be taken any action, which action, failure or cessation, as applicable, could reasonably be expected to cause the Merger to fail to or cease to qualify for the Intended Tax Treatment; provided, however, that taking, permitting or causing to be taken any action, or any failure to act, in each case, that is required or specifically contemplated by any other provision of this Agreement shall not constitute a breach of this Section 5.15(c).

(d) Except as prohibited by applicable Law, the Parties shall (and shall cause their respective Subsidiaries and Affiliates to) report and treat the Merger for U.S. federal, state and other applicable income tax purposes in accordance with the Intended Tax Treatment (and comply with all reporting and recordkeeping requirements applicable to the Merger that are prescribed by the Code, the Treasury Regulations or forms, instructions or other publications of the Internal Revenue Service, including the recordkeeping and information-filing requirements prescribed by Treasury Regulations Section 1.368-3) and take no tax position inconsistent with reporting and treating the Merger for U.S. federal, state and other applicable income tax purposes in accordance with the Intended Tax Treatment.

(e) Any liability arising out of any real estate transfer Tax with respect to interests in real property owned directly or indirectly by the Company or any Company Subsidiary immediately prior to the Merger, if applicable and due with respect to the Merger, shall be borne by the Surviving Corporation and expressly shall not be a direct liability of shareholders of the Company.

Section 5.16 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued as Merger Consideration to be listed on the NYSE, subject to official notice of issuance, prior to the Effective Time. The Company shall use its reasonable best efforts to cooperate with Parent in connection with the foregoing, including by providing information reasonably requested by Parent in connection therewith.

Section 5.17 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Parties shall use their respective reasonable best efforts to facilitate the commencement of the delisting of the Company and of the Company Common Stock from the NYSE and the deregistration of such Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time. Prior to the Effective Time, the Company shall not voluntarily delist the Company Common Stock from the NYSE.

Section 5.18 Transaction Litigation. Each of the Company and Parent and shall promptly notify the other Party of any litigation commenced after the date of this Agreement of which it has received notice relating to this Agreement, the Merger or the other Transactions that is brought against the Company or Parent or members of the Company Board or the Parent Board (“Transaction Litigation”). Each of the Company and Parent shall reasonably consult with the other Party with respect to the defense or settlement of any Transaction Litigation and shall provide such other Party the opportunity to participate in (but not control) such defense and settlement and shall not settle or compromise or agree to settle or compromise any Transaction Litigation without the other Party’s consent (not to be unreasonably withheld, conditioned or delayed).

Section 5.19 Dividends. During the Interim Period, each of the Company and Parent shall coordinate with the other Party regarding the declaration and payment of dividends in respect of Company Common Stock and Parent Common Stock and the record dates and payment dates relating thereto, it being the intention of the Company and Parent that no holder of Company Common Stock or Parent Common Stock shall receive two (2) dividends, or fail to receive one (1) dividend, for any single calendar quarter with respect to its shares of Company Common Stock or Parent Common Stock (including Parent Common Stock issued in connection with the Merger), as the case may be.

Section 5.20 Headquarters and Operations of Parent.

(a) Following the Effective Time, Parent shall:

(i) retain its current name; and

(ii) maintain its headquarters and principal corporate offices in Camden, New Jersey.

(b) Following the Effective Time, Parent shall, and shall cause its Subsidiaries to, maintain substantial operations within the Commonwealth of Pennsylvania, including (i) maintaining the Company’s office complex located in Bryn Mawr, Pennsylvania for a period of five (5) years immediately following the Effective Time and (ii) maintaining the headquarters and principal corporate offices for the Company’s gas business in Pittsburgh, Pennsylvania, in the case of clause (ii), in accordance with the Company’s settlement with the Pennsylvania Public Utility Commission in connection with the acquisition of the Company’s gas business.

Section 5.21 Charitable Contributions. During the two (2)-year period immediately following the Effective Time, Parent shall provide, directly or indirectly, community development and charitable contributions within the service areas of the Company and the Company Subsidiaries that are utilities at levels consistent with the levels of community development and charitable contributions historically provided by the Company and the Company Subsidiaries, and thereafter, at levels consistent with those provided by Parent and the Parent Subsidiaries within their service areas.

Section 5.22 Indebtedness.

(a) During the Interim Period, the Parties shall cooperate in good faith to mutually determine and use commercially reasonable efforts to implement any necessary, appropriate or desirable arrangements, in anticipation of the consummation of the Merger and the other Transactions, regarding each Party’s and its

Subsidiaries’ credit agreements, indentures or other documents governing or relating to Indebtedness of the Parties and their Subsidiaries, including arrangements by way of amendments, consents, redemption, payoff, new financing or otherwise, with respect to refinancing or retaining a Party’s or its Subsidiaries’ credit agreements or notes. Notwithstanding the foregoing, and without limiting Section 5.23, in the event that a Specified Debt Amendment has not been obtained in respect of the Specified Debt Agreement prior to the date that is thirty (30) days prior to the anticipated Closing Date, the Company shall use commercially reasonable efforts to deliver (or cause to be delivered) to Parent, on or prior to the Closing Date (with drafts delivered at least five (5) Business Days prior to the anticipated Closing Date), a fully executed copy of a customary payoff letter with respect to the obligations under the Specified Debt Agreement.

(b) Notwithstanding the foregoing, and without limiting Section 5.23, as soon as reasonably practicable, the Company shall use its commercially reasonable efforts to (i) (A) commence offers to prepay (including change in control offers) all of the notes issued pursuant to the 2016 Note Purchase Agreement on such terms and conditions that are set forth in Section 8.7 thereof and (B) cause the Company Subsidiaries, and direct its and their respective non-legal Representatives, to provide all cooperation reasonably requested by Parent in connection with any such prepayment or (ii) obtain a waiver of, or an amendment or modification to the 2016 Note Purchase Agreement such that the consummation of the Merger shall not constitute a “Change in Control” or a “Control Event” (each term as defined in the 2016 Note Purchase Agreement); provided that, in the case of clauses (i) and (ii), any such prepayment, waiver, amendment or modification must be conditioned on the occurrence of the Closing and consummated or executed and delivered on or prior to the Closing Date.

Section 5.23 Third Party Consents. Prior to the Closing, each Party shall use its commercially reasonable efforts, subject to and in accordance with applicable Law, to obtain, and to cooperate in obtaining, all Consents from third parties (other than Governmental Entities) necessary to consummate and make effective the Transactions; provided that any material amendment, waiver or other modification to the Specified Debt Agreement or the 2016 Note Purchase Agreement that is not contemplated by Section 5.22 shall be in form and substance reasonably satisfactory to Parent; provided, further, that no Party shall be required to (a) incur any liability or pay any consent fees in order to obtain any such Consent which would require any such fees to be payable prior to the Closing Date, (b) agree to any amendment to, or modification of, any Contract, or to waive any rights thereunder, as a condition to obtaining such Consent if such amendment, modification or waiver would be effective prior to the Closing Date or (c) unreasonably interfere with any customer relationship of such Party or any of its Affiliates.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction or waiver (to the extent permitted by applicable Law) at or prior to the Effective Time of the following conditions:

(a) Shareholder and Stockholder Approvals. Each of the Company Shareholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) No Legal Restraint. No (i) Judgment issued by any court or Governmental Entity that prevents, makes illegal or prohibits the consummation of the Merger, whether preliminary, temporary or permanent, shall be in effect and (ii) Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity after the date of this Agreement which prevents, makes illegal or prohibits the consummation of the Merger (any such Judgment or Law, a “Legal Restraint”).

(c) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(d) NYSE Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction or the waiver by the Company on or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth herein (i) with respect to Section 4.1(a), Section 4.1(b), Section 4.2(b), Section 4.3(a), Section 4.5(a) and Section 4.14 shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), in all material respects, (ii) with respect to Section 4.2(a) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), in all respects (except for de minimis inaccuracies), and (iii) with respect to all other representations and warranties shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except in the case of clause (iii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Covenants and Agreements. Each of Parent and Merger Sub shall have in all material respects performed or complied with all covenants and other agreements required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Change that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Officer’s Certificates. The Company shall have received from Parent a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) have been satisfied.

(e) Required Regulatory Approvals. (i) The Company Regulatory Approvals and the Parent Regulatory Approvals shall have been obtained and the expiration or termination of the waiting periods or agreements between the Parties and a Governmental Entity not to close the transaction embodied in a “timing agreement” (and any extensions thereof) required under the HSR Act applicable to the Merger and the Transactions (such termination or expiration, the “HSR Clearance”) shall have occurred at or prior to the Effective Time, and such approvals shall have become Final Orders and (ii) such Final Orders shall not impose terms or conditions that, individually or in the aggregate, constitute a Burdensome Effect. For purposes of this Article VI, a “Final Order” means a Judgment by the relevant Governmental Entity that (A) has not been reversed, stayed, enjoined, set aside, annulled or suspended and is in full force and effect and (B) with respect to which, if applicable, any mandatory waiting period expressly prescribed by Law before the Merger may be consummated has expired or been terminated; provided that the HSR Clearance (i.e., the expiration or termination of the waiting periods (and any extensions thereof) required under the HSR Act) shall constitute a Final Order once such waiting periods or agreements between the Parties and a Governmental Entity not to close the transaction embodied in a “timing agreement” have expired or been terminated.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent and Merger Sub to effect the Merger is further subject to the satisfaction or the waiver by Parent on or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth herein (i) with respect to Section 3.1(a), Section 3.1(b), Section 3.2(b), Section 3.3(a), Section 3.5(a) and Section 3.14 shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), in all material respects, (ii) with respect to Section 3.2(a) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), in all respects (except for de minimis inaccuracies), and (iii) with respect to all other representations and warranties shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except in the case of clause (iii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Covenants and Agreements. The Company shall have in all material respects performed and complied with all covenants and other agreements required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Change that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Officer’s Certificates. Parent shall have received from the Company a certificate, dated as of the Closing Date and signed by an executive officer of the Company, certifying to the effect that the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied.

(e) Required Regulatory Approvals. (i) The Company Regulatory Approvals and the Parent Regulatory Approvals shall have been obtained and the HSR Clearance shall have occurred at or prior to the Effective Time, and such approvals shall have become Final Orders and (ii) such Final Orders shall not impose terms or conditions that, individually or in the aggregate, constitute a Burdensome Effect.

ARTICLE VII

TERMINATION

Section 7.1 Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the shareholders of the Company or the stockholders of Parent:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent if the Merger shall not have been consummated on or prior to the eighteen (18)-month anniversary of the date hereof (the “End Date”); provided, however, that if all of the conditions to Closing contained in Article VI shall have been satisfied or shall be then capable of being satisfied (other than the conditions set forth in Section 6.1(b) (No Legal Restraints), Section 6.2(e) (Required Regulatory Approvals) or Section 6.3(e) (Required Regulatory Approvals)), the End Date shall automatically be extended by an additional three (3) months after the End Date (the “First Extended End Date”); provided, further, that if, on the First Extended End Date, all of the conditions to Closing contained in Article VI shall have been satisfied or shall be then capable of being satisfied (other than the conditions set forth in Section 6.1(b) (No Legal Restraints), Section 6.2(e) (Required Regulatory Approvals) or Section 6.3(e) (Required Regulatory Approvals)), then either the Company or Parent may, by written notice to the other Party, further extend the End Date for an additional three (3) months (the “Second Extended End Date”); provided, further, that if the End Date shall occur (i) during any mandatory waiting period prescribed by Law, the End Date shall be extended until the third (3rd) Business Day after the expiration of such waiting period or (ii) during the three (3)-Business Day period referred to in Section 1.2, the End Date shall be extended until the Business Day immediately after the expiration of such three (3)-Business Day period, and all references to the term “End Date” herein shall mean the End Date as extended pursuant to this Section 7.1(b), including, as applicable, the First Extended End Date and the Second Extended End Date; provided, moreover, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a Party if such Party is then in material breach of any of its covenants or other agreements under this Agreement and such breach has been the principal cause of or principally resulted in the failure of the Closing to have occurred prior to the End Date;

(c) by either the Company or Parent if any Legal Restraint having any of the effects set forth in Section 6.1(b) shall be in effect and shall have become final and nonappealable; provided that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any Party if such failure to satisfy the condition set forth in Section 6.1(b) was principally caused by or principally resulted from a material breach by such Party of its covenants or other agreements under this Agreement;

(d) by either the Company or Parent if the Company Shareholder Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Shareholder Approval contemplated by this Agreement shall not have been obtained;

(e) by either the Company or Parent if the Parent Stockholder Meeting (including any adjournments or postponements thereof) shall have concluded and the Parent Stockholder Approval contemplated by this Agreement shall not have been obtained;

(f) by the Company, if Parent or Merger Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) cannot be cured or, if curable, is not cured prior to the earlier of (A) thirty (30) days after written notice thereof is given by the Company to Parent and (B) three (3) Business Days prior to the End Date; provided that the right to terminate this Agreement pursuant to this Section 7.1(f) shall not be available to the Company if the Company is then in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement such that any of the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be capable of being satisfied;

(g) by Parent, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) cannot be cured or, if curable, is not cured prior to the earlier of (A) thirty (30) days after written notice thereof is given by Parent to the Company and (B) three (3) Business Days prior to the End Date; provided that the right to terminate this Agreement pursuant to this Section 7.1(g) shall not be available to Parent if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement such that any of the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be capable of being satisfied;

(h) by the Company, at any time prior to obtaining the Company Shareholder Approval, in order to enter into a written definitive agreement for a Company Superior Proposal, if the Company has complied with its obligations under Section 5.4(c); provided that any such purported termination by the Company pursuant to this Section 7.1(h) shall be void and of no force or effect unless the Company pays to Parent the Company Termination Fee substantially concurrently with such termination in accordance with Section 7.2 (provided, further, that Parent shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions);

(i) by Parent, at any time prior to obtaining the Parent Stockholder Approval, in order to enter into a written definitive agreement for a Parent Superior Proposal, if Parent has complied with its obligations under Section 5.5(c); provided that any such purported termination by Parent pursuant to this Section 7.1(i) shall be void and of no force or effect unless Parent pays to the Company the Parent Termination Fee substantially concurrently with such termination in accordance with Section 7.2 (provided, further, that the Company shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions);

(j) by the Company, if there has been a Parent Adverse Recommendation Change; provided, however, that the right to terminate this Agreement under this Section 7.1(j) shall not be available to the Company if the Parent Stockholder Approval has been obtained at the Parent Stockholder Meeting; and

(k) by Parent, if there has been a Company Adverse Recommendation Change; provided, however, that the right to terminate this Agreement under this Section 7.1(k) shall not be available to Parent if the Company Shareholder Approval has been obtained at the Company Shareholder Meeting.

In the event of termination of this Agreement pursuant to this Section 7.1, this Agreement shall terminate (except for the last sentence of Section 5.3(b), Section 7.2, and the applicable provisions of Article VIII), and there shall be no other liability on the part of the Company or Parent to the other Party except for liabilities or damages (which, the Parties acknowledge and agree, (i) in the case of liabilities or damages payable by Parent, shall be based upon the loss of the benefit of the bargain by the Company and its shareholders (including any lost premium), and (ii) in the case of liabilities or damages payable by the Company, shall be based upon the loss of the benefit of the bargain by Parent and its stockholders) incurred or suffered as a result of a Willful Breach by such Party of its covenants or other agreements set forth in this Agreement or as provided for in the Confidentiality Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity.

Section 7.2 Effect of Termination.

(a) Parent and the Company agree that:

(i) if this Agreement is terminated by (A) Parent pursuant to Section 7.1(k) (Company Adverse Recommendation Change) or (B) the Company pursuant to Section 7.1(h) (Company Superior Proposal); or

(ii) (A) if this Agreement is terminated (1) by Parent pursuant to Section 7.1(g) (Breach of Company Representations or Covenants) and the breach or other circumstance giving rise to such termination was willful or (2) by the Company or Parent pursuant to Section 7.1(b) (End Date) or Section 7.1(d) (No Company Shareholder Approval), (B) prior to any such termination, any Person shall have made a Company Competing Proposal which shall have been publicly announced or disclosed and not publicly withdrawn, and (C) within twelve (12) months after such termination of this Agreement, the Company shall have entered into a Company Competing Agreement, then the Company shall pay to Parent the Company Termination Fee. Any Company Termination Fee shall be paid to Parent by the Company in immediately available funds (x) upon termination of this Agreement in the case of a termination pursuant to Section 7.2(a)(i)(B), (y) within five (5) Business Days after termination in the case of a termination pursuant to Section 7.2(a)(i)(A) and (z) upon the execution of or entry into a Company Competing Agreement in the case of a termination pursuant to Section 7.2(a)(ii).

(b) Parent and the Company agree that:

(i) if this Agreement is terminated by (A) the Company pursuant to Section 7.1(j) (Parent Adverse Recommendation Change) or (B) Parent pursuant to Section 7.1(i) (Parent Superior Proposal); or

(ii) (A) if this Agreement is terminated (1) by the Company pursuant to Section 7.1(f) (Breach of Parent Representations or Covenants) and the breach or other circumstance giving rise to such termination was willful or (2) by the Company or Parent pursuant to Section 7.1(b) (End Date) or Section 7.1(e) (No

Parent Stockholder Approval), (B) prior to any such termination, any Person shall have made a Parent Competing Proposal which shall have been publicly announced or disclosed and not publicly withdrawn, and (C) within twelve (12) months after such termination of this Agreement, Parent shall have entered into a Parent Competing Agreement, then Parent shall pay to the Company the Parent Termination Fee. Any Parent Termination Fee shall be paid to the Company by Parent in immediately available funds (x) upon termination of this Agreement in the case of a termination pursuant to Section 7.2(b)(i)(B), (y) within five (5) Business Days after termination in the case of a termination pursuant to Section 7.2(b)(i)(A) and (z) upon the execution of or entry into a Parent Competing Agreement in the case of a termination pursuant to Section 7.2(b)(ii).

(c) Solely for purposes of this Section 7.2, “Company Competing Proposal” and “Parent Competing Proposal” shall have the meanings ascribed thereto in Section 5.4(g)(i) and Section 5.5(g)(i), respectively, except that all references to twenty percent (20%) shall be changed to fifty percent (50%).

(d) Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated under circumstances in which the Company Termination Fee or the Parent Termination Fee, as applicable, is required to be paid pursuant to this Section 7.2, and the Company Termination Fee or the Parent Termination Fee, as applicable, is paid, then payment of such fee, together with any costs, expenses and interest payable pursuant to Section 7.2(e), shall be the sole and exclusive remedy of the other Party and its shareholders or stockholders, as applicable, and the paying Party shall have no further liability to the other Party or any of its respective Affiliates or Representatives or such Party’s shareholders or stockholders, as applicable, with respect to this Agreement or the Transactions; provided that, in all circumstances in which this Agreement is terminated and the Company Termination Fee or the Parent Termination Fee, as applicable, is not required to be paid pursuant to this Section 7.2, nothing herein shall release any Party from liability or damages incurred or suffered as a result of a Willful Breach by such Party of its covenants or other agreements set forth in this Agreement. The Parties acknowledge and agree that in no event shall a Party be required to pay the Company Termination Fee or the Parent Termination Fee on more than one occasion.

(e) Each Party acknowledges and agrees that the agreements contained in this Section 7.2 are integral parts of the Transactions and that, without these agreements, such Party would not enter into this Agreement. Each Party further acknowledges and agrees that payment of the Company Termination Fee and Parent Termination Fee, as applicable, if, as and when required pursuant to this Section 7.2, shall not constitute a penalty but rather will constitute liquidated damages, in a reasonable amount that will compensate the Party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Accordingly, (i) if Parent fails to pay the Parent Termination Fee pursuant to Section 7.2(b) when due, and, in order to obtain such payment, the Company commences a Claim that results in a Judgment against Parent for the Parent Termination Fee, Parent shall pay to the Company, together with the Parent Termination Fee, the Company’s costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Claim, and interest on the Parent Termination Fee for the period commencing as of the date such payment was required to be made and ending on the date such payment is actually paid to the Company at a rate per annum equal to the Prime Rate in effect on the date such payment was required to be made, or (ii) if the Company fails to pay the Company Termination Fee pursuant to Section 7.2(a) when due, and, in order to obtain such payment, Parent commences a Claim that results in a Judgment against the Company for the Company Termination Fee, the Company shall pay to Parent, together with the Company Termination Fee, Parent’s costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Claim, and interest on the Company Termination Fee for the period commencing as of the date such payment was required to be made and ending on the date such payment is actually paid to Parent at a rate per annum equal to the Prime Rate in effect on the date such payment was required to be made.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations, Warranties, Covenants and Agreements; Recourse Limitations.

(a) None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

(b) Any opinion, projection, forecast, statement, budget, estimate, advice or other information with respect to the projections, budgets, or estimates of future revenues, results of operations (or any component thereof), cash flows, financial condition (or any component thereof) or the future business and operations of another Party or its Subsidiaries (collectively, “Projections”) that may have been provided or made available by such Party or its Representatives has been provided on a non-reliance basis without any representation or warranty. Except for the representations and warranties expressly set forth in Article III (as modified by the Company Disclosure Schedule), in Article IV (as modified by the Parent Disclosure Schedule) or in any certificate delivered by a Party to another Party in accordance with the terms hereof (the “Express Representations”), each Party (i) specifically acknowledges and agrees that none of the Parties or any of their Representatives or any other Person makes, or has made, any other express or implied representation or warranty whatsoever (whether at law or in equity), including with respect to such Party or its Subsidiaries or Affiliates or any of their respective businesses, assets, employees, Permits, liabilities, operations, prospects, condition (financial or otherwise) or any Projection, and hereby expressly waives and relinquishes any and all rights, Claims or causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) based on, arising out of or relating to any such other representation or warranty or any Projection, (ii) specifically acknowledges and agrees to each other Party’s express disclaimer and negation of any such other representation or warranty or any Projection and of all liability and responsibility for any such other representation or warranty or any Projection, (iii) expressly waives and relinquishes any and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) against any Person (including any other Party) based on, arising out of, relating to or in connection with any Projection or any other information provided by or on behalf of any other Party (including the accuracy, completeness or materiality thereof) and (iv) agrees that the sole recourse under this Agreement shall be against the other Parties and that no other Person (including the Representatives, stockholders or shareholders of the other Parties) shall have any liability or obligation (and, in furtherance thereof, hereby expressly waives and relinquishes any and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) against any such Person) based on, arising out of, relating to or in connection this Agreement (or the negotiation, execution, performance or subject matter of this Agreement) or the Transactions (including for any alleged nondisclosure or misrepresentations made by any such Person). Each Party acknowledges and agrees that it has conducted to its satisfaction its own independent investigation of the Transactions and, in making its determination to enter into this Agreement and proceed with the Transactions, has relied solely on the Express Representations, and except for such Express Representations, it has not relied on, or been induced by, any representation, warranty or other statement of or by any other Party (or the Affiliates or other Representatives of any Party) or any other Person, including any Projection, in determining to enter into this Agreement and proceed with the Transactions.

Section 8.2 Expenses. Except as otherwise provided in Section 7.2, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the Transactions shall be paid by the Party incurring or required to incur such expenses, except that (a) the HSR Act filing fees, (b) the costs and expenses incurred in connection with the printing, filing and mailing of the Form S-4 and Joint Proxy Statement (including applicable SEC filing fees or registration fees) and (c) any filing fees in connection with the applications to the Applicable PSCs in connection with the Transactions shall be borne equally by Parent and the Company.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original but all of which together shall constitute but one and the same agreement. An executed copy of this Agreement delivered by email, facsimile or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action of the Parties (whether in contract or in tort or otherwise, or whether at law or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, performance or subject matter hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to principles of conflict of laws; provided that, notwithstanding the foregoing, the Merger and matters related to the fiduciary obligations of the Company Board shall be governed by, and construed and enforced in accordance with, the Laws of the Commonwealth of Pennsylvania.

Section 8.5 Jurisdiction; Specific Enforcement. The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery (or, if such court does not have subject matter jurisdiction, any federal or state court in the State of Delaware, to whose jurisdiction and venue the Parties unconditionally consent and submit). The Parties further agree that no Party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each Party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery (or, if such court does not have subject matter jurisdiction, any federal or state court in the State of Delaware, to whose jurisdiction and venue the Parties unconditionally consent and submit). Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid court and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid court. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named court for any reason other than the failure to serve in accordance with this Section 8.5, (b) any claim that it or its property is exempt or immune from jurisdiction of such court or from any legal process commenced in such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Laws, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such court.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 8.7 Notices. Any notice, request, instruction or other document to be given hereunder by any Party to any other Party shall be in writing and shall be given and shall be deemed to have been given (a) when personally delivered or one (1) day after deposit with a nationally recognized overnight courier service for delivery on an overnight basis or (b) when sent in the form of an email (provided that there is no automated return email indicating the email address is no longer valid or active or the recipient thereof is unavailable) between 9:00 a.m. and 5:00 p.m. (New York time) on any Business Day (and, when sent outside of such hours, at 9:00 a.m. (New York time) on the next Business Day) (provided, however, that delivery of email notice pursuant to Section 5.4(d) and Section 5.5(d) shall be deemed to have been given at the time sent, regardless of the time or day of delivery), and shall be directed to the address or email address set forth below (or at such other address, facsimile number or email address as such Party shall designate by like notice).

To Parent or Merger Sub:

American Water Works Company, Inc.

1 Water Street

Camden, NJ 08102

Attention: Stacy Mitchell, General Counsel

Email: stacy.mitchell@amwater.com

with copies to:

American Water Works Company, Inc.

1 Water Street

Camden, NJ 08102

Attention: Jordan Mersky

Email: jordan.mersky@amwater.com

and

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, DC 20005

Attention: Pankaj Sinha; Emily Prezioso Walsh

Email: psinha@skadden.com; emily.walsh@skadden.com

To the Company:

Essential Utilities, Inc.

762 West Lancaster Avenue

Bryn Mawr, PA 19010

Attention: Christopher Luning

Email: CPLuning@essential.co

with copies to:

Gibson, Dunn & Crutcher LLP

1700 M Street N.W.

Washington, DC 20036

Attention: George Stamas; Alexander Fine; Evan D’Amico

Email: gstamas@gibsondunn.com; afine@gibsondunn.com;

edamico@gibsondunn.com

Section 8.8 Disclosure Schedules. The Parties acknowledge and agree that (a) any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant Party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such Party that are contained in this Agreement (regardless of the absence of an express reference or cross-reference in a particular Section of this Agreement or a particular Section of either the Company Disclosure Schedule or Parent Disclosure Schedule), but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent and (b) the fact that any item of information is disclosed in the Company Disclosure

Schedule or the Parent Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement, and such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material,” “material adverse effect” or other similar terms in this Agreement.

Section 8.9 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns.

Section 8.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.11 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except for the provisions of Section 5.11, is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder.

Section 8.12 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub or, in the case of a waiver, by the Party against whom the waiver is to be effective; provided, however, that after receipt of the Company Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the shareholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of the Company. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.13 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE IX

DEFINITIONS AND INTERPRETATION

Section 9.1 Certain Defined Terms. For purposes of this Agreement, each of the following terms has the meaning specified in this Section 9.1:

“2016 Note Purchase Agreement” means that certain Note Purchase Agreement, dated as of November 3, 2016 (as amended, restated or otherwise modified from time to time), by and among the Company (f/k/a Aqua America, Inc.) and the note purchasers thereto, with respect to $35,000,000 3.01% Senior Notes, Series A, due November 3, 2031, $30,000,000 3.19% Senior Notes, Series B, due November 3, 2034, $25,000,000 3.25% Senior Notes, Series C, due November 3, 2035, $10,000,000 3.41% Senior Notes, Series D, due November 3, 2038 and $25,000,000 3.57% Senior Notes, Series E, due November 3, 2041.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to Parent or the Company, as applicable, than those contained in the Confidentiality Agreement; provided that such confidentiality agreement shall not include any provision calling for an exclusive right to negotiate with any Party to this Agreement or otherwise conflicting with the obligations of any Party under this Agreement and shall permit the disclosures contemplated by Section 5.4 or Section 5.5, as applicable.

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, including the ability to elect the members of the board of directors or other governing body of a Person, and the terms “controlled” and “controlling” have correlative meanings.

“Anti-Corruption Laws” means any Laws concerning or relating to bribery or corruption (governmental or commercial), including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, and all national and international Laws enacted to implement the Organisation for Economic Co-operation and Development’s Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable state, foreign or supranational Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable PSCs” means collectively the state public utility commissions set forth in Section 9.1 of the Company Disclosure Schedule and Section 9.1 of the Parent Disclosure Schedule.

“Business Day” means a day, other than a Saturday or Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Change” means any fact, circumstance, effect, change, condition, occurrence, event or development.

“Claim” means any demand, claim, action, suit, proceeding, investigation, complaint or indictment (whether at law or in equity, civil, criminal, administrative or investigative) or any other arbitration, mediation or similar proceeding, in each case, by or before any Governmental Entity.

“Company 401(k) Plan” means the Essential Utilities, Inc. 401(k) Plan, as amended.

“Company Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock purchase, stock option or other equity or equity-based compensation arrangement or plan, incentive compensation, deferred compensation, retirement or supplemental retirement, severance plan or policy, termination pay, employment, consulting, change-in-control, retention, transaction bonus, profit sharing, pension, retirement, vacation, cafeteria, dependent care, medical care, death and disability benefit, flexible benefits, supplemental unemployment benefit, employee assistance program, education or tuition assistance program, and each insurance and other fringe or employee benefit plan, program or arrangement, in each case, (a) that is sponsored, maintained, entered into, contributed to or required to be contributed to by the Company or any Company Subsidiary or any of their ERISA Affiliates, (b) for the benefit of current or former employees, directors, individual consultants or other individual service providers (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or any of their ERISA Affiliates or (c) with respect to which the Company, any Company Subsidiary has or may have any obligation or liability (whether actual or contingent), other than any plan to which the Company or any Company Subsidiary (or has an obligation to contribute) pursuant to applicable Law and that is sponsored or maintained by a Governmental Entity.

“Company DRIP” means the Company’s Dividend Reinvestment and Direct Stock Purchase Plan.

“Company ESPP” means the Aqua America, Inc. 2012 Employee Stock Purchase Program.

“Company Material Adverse Effect” means any Change that has, individually or in the aggregate with all other Changes, a material adverse effect on the business, condition (financial or otherwise), properties, results of operations, liabilities, assets or operations of the Company and the Company Subsidiaries, taken as a whole, or on the ability of the Company to consummate the Transactions, but shall not be deemed to include any Change resulting from or arising out of: (a)(i) Changes generally affecting the economy, legislative or political conditions; (ii) Changes generally affecting any financial, securities, commodities or other capital markets; or (iii) Changes in prevailing interest rates, in each case of the foregoing clauses (i), (ii) and (iii), whether in the U.S. or elsewhere in the world, (b) Changes generally affecting the industry or industries in which the Company or the Company Subsidiaries operate, (c) the execution and delivery of this Agreement or the public announcement, pendency or performance of the Merger or any of the other Transactions, including (x) any action taken by the Company or any Company Subsidiary that is expressly required pursuant to this Agreement, or the failure to take any action specifically prohibited by this Agreement (in each case, excluding any such actions required to be taken or not taken pursuant to Section 5.1) or (y) any adverse change in customer, supplier, employee, regulatory, partner or similar relationships resulting therefrom, (d) any taking of any action at the written request or with the written consent of Parent or Merger Sub, (e) any Claim brought or threatened by shareholders of the Company or stockholders of Parent asserting allegations of breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the Transactions, (f) any change or proposed change after the date hereof in applicable Law, (g) any change or proposed change after the date hereof in GAAP or accounting standards or interpretations thereof, (h) geopolitical conditions, the outbreak or escalation of hostilities, any act of war, sabotage or terrorism, any civil unrest, or any escalation or worsening of any of the foregoing, (i) any public health emergency (including any epidemic or pandemic), (j) any hurricane, snow storm or blizzard, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural or manmade disaster or severe weather-related event, circumstance or development, (k) any reduction in the credit rating or outlook of the Company or any of the Company Subsidiaries (other than a change to a rating, or an outlook contemplating a change to a rating, below investment grade) (it being understood that the facts or occurrences giving rise to or contributing to such change may, if not otherwise excluded from being, or being taken into account in determining whether, a Company Material Adverse Effect has occurred or would reasonably be expected to occur, be deemed to constitute, or be taking into account in determining whether there has or will be, a Company Material Adverse Effect), (l) any failure in and of itself by the Company or any Company Subsidiary to meet any internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may, if not otherwise excluded from being, or being taken into account in determining whether, a Company Material Adverse Effect has occurred or would reasonably be expected to occur, be deemed to constitute, or be taken into account in determining whether there has or will be, a Company Material Adverse Effect), (m) any change in and of itself in the market price or trading volume of shares of Company Common Stock on the NYSE (it being understood that the facts or occurrences giving rise to or contributing to such change may, if not otherwise excluded from being, or being taken into account in determining whether, a Company Material Adverse Effect has occurred or would reasonably be expected to occur, be deemed to constitute, or be taking into account in determining whether there has or will be, a Company Material Adverse Effect), or (n) any Change arising from any requirements imposed by or commitment offered to any Governmental Entities as a condition to obtaining the HSR Clearance, the Company Regulatory Approvals or the Parent Regulatory Approvals; provided, however, that any Change described in each of clauses (a), (b), (f), (g), (h), (i) or (j) above may be taken into account in determining whether a Company Material Adverse Effect has occurred solely to the extent such Change has had or would reasonably be expected to have a disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and the Company Subsidiaries operate (in which case, only the incremental disproportionate effect of such Change may be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect, to the extent such Change is not otherwise excluded from being taken into account under this definition).

“Company Performance Share Award” means each restricted stock unit awarded under the Company Stock Plan that is outstanding as of immediately prior to the Effective Time and is subject to one or more performance-based vesting conditions.

“Company Personnel” means any current or former director, officer or employee of the Company or any Company Subsidiary.

“Company Restricted Share” means each share of Company Common Stock awarded under the Company Stock Plan that is outstanding as of immediately prior to the Effective Time that is subject to one or more vesting conditions.

“Company RSU Award” means each restricted stock unit awarded under the Company Stock Plan that is outstanding as of immediately prior to the Effective Time and is subject to solely time-based vesting conditions.

“Company Stock Option” means each stock option awarded under the Company Stock Plan that is outstanding immediately prior to the Effective Time.

“Company Stock Plan” means the Aqua America, Inc. Amended & Restated Omnibus Equity Compensation Plan.

“Company Subsidiary” means any Subsidiary of the Company.

“Company Termination Fee” means $370,000,000.

“Contract” means any written or oral agreement, undertaking, contract, commitment, lease, license, permit, franchise, concession, deed of trust, contract, note, bond, mortgage, indenture, arrangement or other instrument or obligation.

“Environment” means any ambient air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata, sediment, plant or animal life and natural resources.

“Environmental Law” means any Law issued or entered by or with any Governmental Entity relating to (a) the protection of the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment, (b) any release or threatened release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such release or threatened release, (c) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport or recycling of any Hazardous Materials or (d) the presence of Hazardous Materials in any building, physical structure, product or fixture.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“FCC” means the U.S. Federal Communications Commission.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any U.S. or foreign federal, state, provincial or local governmental authority, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing, including any governmental, quasi-governmental or nongovernmental body administering, regulating, or having general oversight over any energy-related markets, or any court, arbitrator, arbitration panel or similar judicial body.

“Hazardous Materials” means any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), hazardous or toxic substance, petroleum, asbestos or asbestos-containing material, per- and poly-fluoroalkyl substances, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any other substance, material or agent regulated under Environmental Law due to its deleterious substances.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money (other than intercompany indebtedness), (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person evidenced by letters of credit, bankers’ acceptances or similar facilities to the extent drawn upon by the counterparty thereto, (d) all capitalized lease obligations of such Person and (e) all guarantees or other assumptions of liability for any of the foregoing.

“Information Privacy Requirements” means (a) with respect to the Company and the Company Subsidiaries, collectively, all of the following to the extent applicable to the Company and the Company Subsidiaries: (i) applicable privacy Laws and (ii) the Company’s and the Company Subsidiaries’ written notices, policies and procedures related to privacy, security or the Processing of Personal Data and (b) with respect to Parent and the Parent Subsidiaries, collectively, all of the following to the extent applicable to Parent and the Parent Subsidiaries: (i) applicable privacy Laws and (ii) Parent’s and the Parent Subsidiaries’ written notices, policies and procedures related to privacy, security or the Processing of Personal Data.

“Intellectual Property Rights” means all intellectual property rights in any jurisdiction, including all (a) patents and patent applications, (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, Internet domain names and corporate names (whether or not registered), and other indicia of origin, and all applications and registrations in connection therewith, (c) all copyrights (whether or not published), and all applications and registrations in connection therewith, (d) mask works and industrial designs, and all applications and registrations in connection therewith and (e) trade secrets and other intellectual property rights in confidential and proprietary information (including intellectual property rights, if any, in inventions, research and development information, know how, formulas, compositions, technical data, designs, drawings, financial, marketing and business data, customer and supplier lists, algorithms, pricing and cost information, business and marketing plans and proposals, and databases and compilations of data).

“Joint Venture” means, as to any Person, any other Person or other entity which is not a Subsidiary of such Person and in which (a) such Person, directly or indirectly, owns or controls any shares of any class of the outstanding voting securities or other equity interests (other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of two percent (2%) or less in publicly traded companies) or (b) such Person is a general partner.

“Judgment” means a judgment, order, decree, ruling, writ, assessment or arbitration award of a Governmental Entity.

“Knowledge” means (a) with respect to the Company, the actual knowledge of the individuals listed in Section 1.1 of the Company Disclosure Schedule and (b) with respect to Parent, the actual knowledge of the individuals listed in Section 1.1 of the Parent Disclosure Schedule, in the case of each of clause (a) and (b), after making reasonable inquiry of such individual’s direct reports having primary responsibility for such matter.

“Law” means any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity, including common law or the interpretation thereof.

“Organizational Documents” means any corporate, partnership or limited liability organizational documents, including certificates or articles of incorporation, bylaws, certificates of formation, operating agreements

(including limited liability company agreement and agreements of limited partnership), certificates of limited partnership, partnership agreements, shareholder agreements and certificates of existence, as applicable.

“Parent Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock purchase, stock option or other equity or equity-based compensation arrangement or plan, incentive compensation, deferred compensation, retirement or supplemental retirement, severance plan or policy, termination pay, employment, consulting, change-in-control, retention, transaction bonus, profit sharing, pension, retirement, vacation, cafeteria, dependent care, medical care, death and disability benefit, flexible benefits, supplemental unemployment benefit, employee assistance program, education or tuition assistance program, and each insurance and other fringe or employee benefit plan, program or arrangement, in each case, (a) that is sponsored, maintained, entered into, contributed to or required to be contributed to by Parent or any Parent Subsidiary or any of their ERISA Affiliates, (b) for the benefit of current or former employees, directors, individual consultants or other individual service providers (or any dependent or beneficiary thereof) of Parent or any Parent Subsidiary or any of their ERISA Affiliates or (c) with respect to which Parent or any Parent Subsidiary has or may have any obligation or liability (whether actual or contingent), other than any plan to which Parent or any Parent Subsidiary contributes (or has an obligation to contribute) pursuant to applicable Law and that is sponsored or maintained by a Governmental Entity.

“Parent DRIP” means Parent’s Dividend Reinvestment and Direct Stock Purchase Plan.

“Parent ESPP” means the Second Amended and Restated American Water Works Company, Inc. and its Designated Subsidiaries 2017 Nonqualified Employee Stock Purchase Plan, adopted on July 27, 2018, effective as of February 5, 2019.

“Parent Material Adverse Effect” means any Change that has, individually or in the aggregate with all other Changes, a material adverse effect on the business, condition (financial or otherwise), properties, results of operations, liabilities, assets or operations of Parent and the Parent Subsidiaries, taken as a whole, or on the ability of Parent to consummate the Transactions, but shall not be deemed to include any Change resulting from or arising out of: (a)(i) Changes generally affecting the economy, legislative or political conditions; (ii) Changes generally affecting any financial, securities, commodities or other capital markets; or (iii) Changes in prevailing interest rates, in each case of the foregoing clauses (i), (ii) and (iii), whether in the U.S. or elsewhere in the world, (b) Changes generally affecting the industry or industries in which Parent or the Parent Subsidiaries operate, (c) the execution and delivery of this Agreement or the public announcement, pendency or performance of the Merger or any of the other Transactions, including (x) any action taken by Parent or any Parent Subsidiary that is expressly required pursuant to this Agreement, or the failure to take any action specifically prohibited by this Agreement (in each case, excluding any such actions required to be taken or not taken pursuant to Section 5.2) or (y) any adverse change in customer, supplier, employee, regulatory, partner or similar relationships resulting therefrom, (d) any taking of any action at the written request or with the written consent of the Company, (e) any Claim brought or threatened by shareholders of the Company or stockholders of Parent asserting allegations of breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the Transactions, (f) any change or proposed change after the date hereof in applicable Law, (g) any change or proposed change after the date hereof in GAAP or accounting standards or interpretations thereof, (h) geopolitical conditions, the outbreak or escalation of hostilities, any act of war, sabotage or terrorism, any civil unrest, or any escalation or worsening of any of the foregoing, (i) any public health emergency (including any epidemic or pandemic), (j) any hurricane, snow storm or blizzard, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural or manmade disaster or severe weather-related event, circumstance or development, (k) any reduction in the credit rating or outlook of Parent or any of the Parent Subsidiaries (other than a change to a rating, or an outlook contemplating a change to a rating, below investment grade) (it being understood that the facts or occurrences giving rise to or contributing to such change may, if not otherwise excluded from being, or being taken into account in determining whether, a Parent Material Adverse Effect has occurred or would reasonably be expected to occur, be deemed to constitute, or be taking into account in determining whether there has or will be, a Parent Material Adverse Effect), (l) any failure in and of itself by

Parent or any Parent Subsidiary to meet any internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may, if not otherwise excluded from being, or being taken into account in determining whether, a Parent Material Adverse Effect has occurred or would reasonably be expected to occur, be deemed to constitute, or be taken into account in determining whether there has or will be, a Parent Material Adverse Effect), (m) any change in and of itself in the market price or trading volume of shares of Parent Common Stock on the NYSE (it being understood that the facts or occurrences giving rise to or contributing to such change may, if not otherwise excluded from being, or being taken into account in determining whether, a Parent Material Adverse Effect has occurred or would reasonably be expected to occur, be deemed to constitute, or be taking into account in determining whether there has or will be, a Parent Material Adverse Effect), or (n) any Change arising from any requirements imposed by or commitment offered to any Governmental Entities as a condition to obtaining the HSR Clearance, the Company Regulatory Approvals or the Parent Regulatory Approvals; provided, however, that any Change described in each of clauses (a), (b), (f), (g), (h), (i) or (j) above may be taken into account in determining whether a Parent Material Adverse Effect has occurred solely to the extent such Change has had or would reasonably be expected to have a disproportionate adverse effect on Parent and the Parent Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and the Parent Subsidiaries operate (in which case, only the incremental disproportionate effect of such Change may be taken into account in determining whether there has been, or would be, a Parent Material Adverse Effect, to the extent such Change is not otherwise excluded from being taken into account under this definition).

“Parent Performance Share Award” means each restricted stock unit awarded under a Parent Stock Plan that is outstanding as of immediately prior to the Effective Time and is subject to one or more performance-based vesting conditions.

“Parent Restricted Share” means each share of Parent Common Stock awarded under a Parent Stock Plan that is outstanding as of immediately prior to the Effective Time that is subject to one or more vesting conditions.

“Parent RSU Award” means each restricted stock unit awarded under a Parent Stock Plan that is outstanding as of immediately prior to the Effective Time and is subject to solely time-based vesting conditions.

“Parent Stock Plan” means each of Parent’s 2017 Omnibus Equity Compensation Plan and Parent’s 2007 Omnibus Equity Compensation Plan.

“Parent Subsidiary” means any Subsidiary of Parent.

“Parent Termination Fee” means $835,000,000.

“Permits” means any Consents, franchises, grants, easements, variances, exceptions, certificates, clearances, permissions, qualifications and registrations and orders of any Governmental Entity.

“Person” means an individual, firm, body corporate (wherever incorporated), partnership, limited liability company, association, joint venture, trust, works council or employee representative body (whether or not having separate legal personality) or other entity or organization, including a government, state or agency of a state or a Governmental Entity.

“Personal Data” means (a) any information relating to an identified or identifiable natural person or that is reasonably capable of being used to identify a natural person and (b) any data or information defined as “public data,” “personal information,” “personally identifiable information,” or similar phrases under any applicable Law relating to data protection, data transfer, data processing, data breach notification.

“Prime Rate” means, as of any determination date, the rate per annum published in The Wall Street Journal as the prime lending rate prevailing as of such date.

“Process,” “Processed” or “Processing” means any operation or set of operations which is performed on information, including Personal Data, such as the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, combination or disposal of such information, or is considered “processing” by any applicable Information Privacy Requirements.

“Regulatory Law” means any Antitrust Law and the rules and regulations of the Applicable PSCs.

“Representatives” means with respect to a Person, such Person’s Affiliates and any of such Person’s and such Person’s Affiliates’ respective officers, directors, principals, partners, managers, employees, consultants, service providers, attorneys, accountants, agents, financial advisors, or other authorized representatives.

“Sanctioned Jurisdiction” means any country or territory that is itself the subject or target of any comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region, the so-called Luhansk People’s Republic, the so-called Donetsk People’s Republic regions of Ukraine and the non-government controlled areas of Ukraine in the oblasts of Kherson and Zaporizhzhia).

“Sanctioned Person” means any Person that is the target of Sanctions, including (a) any Person appearing on any Sanctions-related list (including export-control-related lists of restricted parties), (b) any Person located, organized, or resident in a Sanctioned Jurisdiction or (c) any Person directly or indirectly owned fifty percent (50%) or more or controlled, individually or in the aggregate, by one or more Persons described in the foregoing clauses (a) or (b).

“Sanctions” means any economic or financial sanctions or trade embargoes imposed, administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the government of Canada, Global Affairs Canada, Public Safety Canada, the Department of Justice Canada, the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Specified Debt Agreement” means the agreement set forth in Section 5.23 of the Company Disclosure Schedule.

“Specified Debt Amendment” means an amendment, waiver or other modification to the Specified Debt Agreement, in form and substance reasonably satisfactory to Parent, the purpose of which is to waive a “Change in Control” (as defined in the Specified Debt Agreement) or similar event that would occur as a result of the consummation of the Transactions.

“Subsidiary” means, with respect to a Person, any other Person (a) of which fifty percent (50%) or more of the outstanding capital stock, voting securities, limited liability company or membership interests, partnership interests or other voting equity interests are owned, directly or indirectly, by such first Person, (b) of which such first Person is entitled to elect, directly or indirectly, at least a majority of the board of directors or other persons performing similar functions or (c) if such other Person is a limited partnership or limited liability company, of which such first Person or one of its Subsidiaries is a general partner or managing member of has the power to direct the policies, management or affairs of such other Person.

“Tax Return” means any return (including any information return), report, declaration, estimate, claim for refund, statement, notice, notification, form, election, certificate, or other document, information, or similar filing (including any elections, notifications, declarations, schedules or attachments thereto, and any amendment thereof) required to be filed or submitted to any Governmental Entity with respect to Taxes.

“Taxes” means any and all U.S. federal, state, local, non-U.S. or other taxes, fees, levies, duties, imposts, obligations and other charges or assessments of the same or similar nature (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed, imposable, collected or collectable by any Governmental Entity, including any income, franchise, windfall or other profits, net worth, gross receipts, occupation, real or personal property, transfer, sales, use, goods and services, license, stamp, fuel, production, capital stock, payroll, employment, unemployment, social security, workers’ compensation, unemployment compensation, disability, welfare, alternative or add-on minimum, severance, gift, estate, recording, premium, registration, environmental, excise, withholding, ad valorem, value added or estimated tax, whether disputed or not.

“Willful Breach” means a material breach of a covenant or agreement set forth in this Agreement that is a consequence of an act or failure to act by the breaching Party with knowledge that the taking of such act or failure to act would, or would reasonably be expected to, cause or constitute a material breach of such covenant or agreement.

Section 9.2 Index of Other Defined Terms. Each of the following capitalized terms has the respective meaning specified on the page set forth opposite such term below:

Defined Term	Page
2016 Note Purchase Agreement	95
Acceptable Confidentiality Agreement	95
Adjusted Option	9
Adjusted Restricted Shares	10
Adjusted RSU Award	10
Affiliate	95
Agreement	1
Anti-Corruption Laws	95
Antitrust Laws	96
Applicable PSCs	96
Bankruptcy and Equity Exceptions	15
Burdensome Effect	77
Business Day	96
Canceled Shares	4
Capitalization Date	13
Change	96
Claim	96
Closing	2
Closing Date	2
Code	1
Common Shares Trust	5
Company	1
Company 401(k) Plan	96
Company Adverse Recommendation Change	63
Company Benefit Plan	96
Company Board	1
Company Board Recommendation	15
Company Charter	12
Company Common Stock	4
Company Competing Agreement	63
Company Competing Proposal	64
Company Disclosure Schedule	12
Company DRIP	96

Defined Term	Page
Company Employees	24
Company Equity Awards	14
Company Equity Securities	14
Company ESPP	96
Company Financial Statements	17
Company Insurance Policies	26
Company Leased Real Property	29
Company Material Adverse Effect	97
Company Material Contract	31
Company Organizational Documents	13
Company Owned Real Property	29
Company Performance Share Award	98
Company Permitted Lien	16
Company Personnel	98
Company Preferred Stock	13
Company Real Property Leases	29
Company Recommendation Change Notice	63
Company Regulatory Approvals	15
Company Restricted Share	98
Company RSU Award	98
Company SEC Documents	16
Company Shareholder Approval	26
Company Shareholder Meeting	1
Company Stock Option	98
Company Stock Plan	98
Company Subsidiary	98
Company Superior Proposal	65
Company Termination Fee	98
Company Third Party	64
Company Water Rights	28
Confidentiality Agreement	61
Consent	15
Continuing Employee	73

Contract	98
Effective Time	2
End Date	86
Environment	98
Environmental Law	98
ERISA	99
ERISA Affiliate	99
Excess Shares	5
Exchange Act	99
Exchange Agent	6
Exchange Fund	6
Exchange Ratio	4
Excluded Benefits	73
Express Representations	90
FCC	99
Filing	15
Final Order	85
First Extended End Date	86
Form S-4	69
GAAP	99
Governmental Entity	99
Hazardous Materials	99
HSR Act	99
HSR Clearance	85
Indebtedness	99
Indemnified Party	78
Information Privacy Requirements	99
Integration Planning Committee	80
Intended Tax Treatment	80
Interim Period	52
Joint Proxy Statement	69
Joint Venture	100
Judgment	100
Knowledge	100
Law	100
Legal Restraint	84
Liens	13
Merger	1
Merger Consideration	4
Merger Sub	1
New Plans	73
NYSE	5
Old Plans	74
Organizational Documents	100
Parent	1
Parent Adverse Recommendation Change	67
Parent Benefit Plan	100
Parent Board	1
Parent Board Recommendation	35
Parent CEO	4
Parent Charter	33
Parent Common Stock	4

Parent Common Stock Issuance	35
Parent Competing Agreement	67
Parent Competing Proposal	68
Parent Disclosure Schedule	32
Parent DRIP	101
Parent Employees	43
Parent Equity Awards	34
Parent Equity Securities	34
Parent ESPP	101
Parent Financial Statements	37
Parent Insurance Policies	46
Parent Leased Real Property	49
Parent Material Adverse Effect	101
Parent Material Contract	51
Parent Organizational Documents	33
Parent Owned Real Property	48
Parent Performance Share Award	102
Parent Permitted Lien	36
Parent Preferred Stock	33
Parent Real Property Leases	49
Parent Recommendation Change Notice	67
Parent Regulatory Approvals	35
Parent Restricted Share	102
Parent RSU Award	102
Parent SEC Documents	36
Parent Stock Plan	102
Parent Stockholder Approval	46
Parent Stockholder Meeting	35
Parent Subsidiary	102
Parent Superior Proposal	69
Parent Termination Fee	102
Parent Third Party	68
Parent Water Rights	47
Parties	1
PBCL	2
Pennsylvania DOS	2
Pennsylvania Entity Laws	2
Permits	103
Person	103
Personal Data	103
PETL	2
Prime Rate	103
Process	103
Processed	103
Processing	103
Projections	90
Regulated Company Subsidiaries	27
Regulated Parent Subsidiaries	46
Regulatory Law	103
Representatives	103
Sanctioned Jurisdiction	103
Sanctioned Person	103

Sanctions	103
Sarbanes-Oxley Act	104
SEC	104
Second Extended End Date	86
Securities Act	104
Specified Debt Agreement	104
Specified Debt Amendment	104
Statement of Merger	2
Subsidiary	104

Surviving Corporation	2
Takeover Law	27
Tax Return	104
Taxes	104
Transaction Litigation	82
Transactions	1
Union	23
WARN Act	24
Willful Breach	104

Section 9.3 Other Definitional and Interpretative Provisions. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article, Section or Exhibit of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall have the inclusive meaning represented by the phrase “and/or.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor laws and any rules or regulations promulgated thereunder, and references to all attachments thereto and instruments incorporated therein. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement. References to any Person include the successors and permitted assigns of that Person. Any reference in this Agreement to a “day” or a number of “days” (without explicit reference to “Business Days”) shall be interpreted as a reference to a calendar day or number of calendar days. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day. Any reference in this Agreement to “U.S.” means the United States of America. All documents or other materials that were uploaded to the Intralinks virtual data room titled “Project Summit” and the Firmex virtual data room titled “Project Summit – Epsilon’s VDR” as of 11:59 p.m. on the date that is two (2) Business Days immediately preceding the date hereof shall be deemed to have been “made available” to the Company and Parent, respectively, as for all purposes of this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

AMERICAN WATER WORKS COMPANY, INC.

By:	/s/ JOHN C. GRIFFITH
Name: John C. Griffith
Title: President and Chief Executive Officer

ALPHA MERGER SUB, INC.

By:	/s/ JOHN C. GRIFFITH
Name: John C. Griffith
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

ESSENTIAL UTILITIES, INC.

By:	/s/ CHRISTOPHER H. FRANKLIN
Name: Christopher H. Franklin
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Articles of Incorporation of the Surviving Corporation

Exhibit A

COMMONWEALTH OF PENNSYLVANIA

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

ESSENTIAL UTILITIES, INC.

Dated as of [    ]

The Amended and Restated Articles of Incorporation of Essential Utilities, Inc. (the “Corporation”) are hereby amended and restated in their entirety to read as follows:

1. Name. The name of the Corporation is Essential Utilities, Inc.

2. Registered Office. The location and address of the registered office of the Corporation in this Commonwealth is 762 West Lancaster Avenue, Bryn Mawr, Montgomery County, Pennsylvania 19010.

3. Statute. The Corporation was incorporated under the provisions of the Pennsylvania Business Corporation Law of 1933, as amended (the “BCL”).

4. Capital Stock. The aggregate number of shares of Common Stock which the Corporation shall have authority to issue is One Thousand (1,000) shares each with a par value of One Cent ($0.01).

5. Term. The term for which the Corporation is to exist is perpetual.

6. Authority of Board of Directors. The Board of Directors shall have the full authority permitted by law to fix by resolution full, limited, multiple or fractional, or no voting rights, and such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of any class or any series of any class that may be desired.

7. Cumulative Voting Rights. Shareholders of the Corporation shall not have the right to cumulate their votes for the election of Directors of the Corporation.

8. Bylaws. All conditions, qualifications, requirements, privileges and regulations regarding the Board of Directors and the shareholders, including voting rights, shall be fixed and governed by the Bylaws of the Corporation.

9. Personal Liability of Directors and Officers. To the fullest extent that the laws of the Commonwealth of Pennsylvania, as now in effect or as hereafter amended, permit elimination or limitation of the liability of directors, no director of the Corporation shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director. The provisions of this Article shall be deemed to be a contract with each director of the Corporation who serves as such at any time while this Article is in effect and each such director shall be deemed to be so serving in reliance on the provisions of this Article. Any amendment or repeal of this Article or adoption of any Bylaw or provision of the Articles of the Corporation which has the effect of increasing director liability shall operate prospectively only and shall not have any effect with respect to any action taken, or any failure to act, by a director prior thereto.

10. Indemnification of, and Advancement of Expenses.

(a) Except as prohibited by law, every director and officer of the Corporation shall be entitled as of right to be indemnified by the Corporation against expenses and any liabilities paid or incurred by such person in connection with any actual or threatened claim, action, suit or proceeding, civil, criminal, administrative, investigative or other, whether brought by or in the right of the Corporation or otherwise, in which he or she may be involved in any manner, as a party, witness or otherwise, or is threatened to be made so involved, by reason of such person being or having been a director or officer of the Corporation or of a subsidiary of the Corporation or by reason of the fact that such person is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or other representative of another company, partnership, joint venture, trust, employee benefit plan or other entity (such claim, action, suit or proceeding hereinafter being referred to as an “Action”) to the fullest extent permitted under the BCL. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Corporation or elects to continue to serve as a director or officer of the Corporation while this Article is in effect. Any repeal or amendment of this Article shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Article. Persons who are not directors or officers of the Corporation may be similarly indemnified in respect of service to the Corporation or to another such entity at the request of the Corporation to the extent the Board of Directors at any time denominates any of such persons as entitled to the benefits of this Article. Without limiting the generality of the foregoing, to the extent permitted by then applicable law, the grant of mandatory indemnification pursuant to this Article shall extend to proceedings involving the negligence of such person. As used in this Article, “indemnitee” shall include each director and officer of the Corporation and each other person denominated by the Board of Directors as entitled to the benefits of this Article, “expenses” shall mean all expenses actually and reasonably incurred, including fees and expenses of counsel selected by an indemnitee, and “liabilities” shall mean amounts of judgments, excise taxes, fines, penalties and amounts paid in settlement.

(b) Right to Advancement of Expenses. Every indemnitee shall be entitled as of right to have his or her expenses in investigating or defending any Action paid in advance by the Corporation prior to final disposition of such Action, provided that the Corporation receives a written undertaking by or on behalf of the indemnitee to repay the amount advanced if it should ultimately be determined that the indemnitee is not entitled to be indemnified for such expenses.

(c) Additional Rights. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense is not permitted under the BCL, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or shareholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or shareholders) that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives. The rights conferred above shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, bylaw, resolution of shareholders or directors, agreement, or otherwise.

IN TESTIMONY WHEREOF, the undersigned, being the sole shareholder of the Corporation, has signed these Amended and Restated Articles of Incorporation as of the date first written above.

AMERICAN WATER WORKS COMPANY, INC., as Sole Shareholder

By:
Name:
Title:

Exhibit B

Form of Bylaws of the Surviving Corporation

Exhibit B

AMENDED AND RESTATED BYLAWS

OF

ESSENTIAL UTILITIES, INC.

Dated as of [    ]

(A Pennsylvania Business Corporation)

The Amended and Restated Bylaws of Essential Utilities, Inc. (the “Corporation”) are hereby amended and restated in their entirety to read as follows:

ARTICLE 1

OFFICES

Section 1.01 Registered Office. The registered office of the Corporation in the Commonwealth of Pennsylvania shall be located at 762 West Lancaster Avenue, Bryn Mawr, Montgomery County, Pennsylvania 19010 until otherwise established by an amendment of the Articles of Incorporation or by the Board of Directors of the Corporation (the “Board of Directors” or the “Board”), and a statement of such change is filed with the Department of State of the Commonwealth of Pennsylvania in the manner provided by law.

Section 1.02 Offices. The principal office of the Corporation and any other offices of the Corporation shall be located at such places, within and without the Commonwealth of Pennsylvania, as the Board of Directors may from time to time determine or as the business of the Corporation may require.

ARTICLE 2

MEETINGS OF SHAREHOLDERS

Section 2.01 Place of Meeting. Meetings of shareholders of Corporation shall be held at such place, within the Commonwealth of Pennsylvania or elsewhere, as may be fixed from time to time by the Board of Directors; provided, however, if a meeting is held by means of the Internet or other electronic communications technology in a fashion pursuant to which shareholders have the opportunity to read or hear the proceedings substantially concurrently with their occurrence, vote on matters submitted to the shareholders and pose questions to the directors, the meeting need not be held at a particular geographic location.

Section 2.02 Annual Meeting. There shall be an annual meeting of shareholders that shall be held at such time and place as the Board may determine, at which the shareholders shall elect directors and transact such other business as may properly be brought before the meeting.

Section 2.03 Special Meetings. Special meetings of the shareholders may be called at any time by the Board of Directors, any member of the Board or the President. Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto.

Section 2.04 Notice of Meetings. Except as provided in Section 1707 of the Pennsylvania Business Corporation Law of 1988, as amended (the “BCL”), written notice of every meeting of shareholders shall be given in any manner permitted by law or at the direction of the Secretary or such other person as is authorized by the Board of Directors to each shareholder of record entitled to receipt thereof, at least one day prior to the day named for the meeting, unless a greater period of notice is required by law in a particular case.

Section 2.05 Organization. At every meeting of the shareholders, the Chair of the Board, or in his or her absence, the President, or in their absence, a person chosen by the shareholders, shall act as chair of the meeting; and the Secretary, or in his or her absence, a person appointed by the chair of the meeting, shall act as secretary of the meeting.

Section 2.06 Quorum. Shareholders may take action on a matter at a meeting only if a quorum exists with respect to that matter. Except as otherwise provided by law, a majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. Once a share is represented for any purpose at a meeting (other than solely to object to the holding of the meeting), it is deemed present for quorum purposes for the remainder of the meeting and the shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of sufficient shareholders to leave less than a quorum. The holders of a majority of the outstanding shares represented at a meeting, whether or not a quorum is present, may adjourn the meeting from time to time.

Section 2.07 Voting. Except as otherwise provided herein or in the Articles of Incorporation of the Corporation, every shareholder shall have the right at every meeting of shareholders to one vote for every share standing in the name of such shareholder on the books of the Corporation which is entitled to vote at such meeting. Except as otherwise specified herein or in the Articles of Incorporation or provided by law, whenever any corporate action is to be taken by vote of shareholders, it shall be authorized by a majority of the votes cast, in person or by proxy, at a duly organized meeting of shareholders by the holders of shares entitled to vote thereon.

Section 2.08 Consent in Lieu of Meetings. Any action required to be taken or which may be taken at any meeting of shareholders, whether annual or special, may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shareholders entitled to vote were present and voted. Prompt notice of the taking of corporate action by less than unanimous written consent shall be given to those shareholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting. The action must be evidenced by one or more written consents, describing the action taken, signed and dated by the shareholders entitled to take action without a meeting, and delivered to the Corporation at its registered office or to the officer having charge of the Corporation’s minute book.

Section 2.09 Record Date. The Board of Directors may fix any time whatsoever prior to the date of any meeting of shareholders, or the date fixed for the payment of any dividend or distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares will be made or will go into effect, or for any other purpose, as a record date for the determination of the shareholders entitled to notice of, or to vote at any such meeting, or entitled to receive payment of any such dividend or distribution, or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares, except that in the case of a meeting of shareholders (other than an adjourned meeting) such record date may not be more than 90 days prior to the date of the meeting of shareholders.

ARTICLE 3

DIRECTORS

Section 3.01 Management by Board of Directors. The business and affairs of the Corporation shall be managed by its Board of Directors. The Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders.

Section 3.02 Number. The Board of Directors of the Corporation shall consist of one or more members, as shall be designated from time to time by resolution of the Board of Directors. The directors of the Corporation shall be elected at each annual meeting of the shareholders to hold office until the next year’s annual meeting of the shareholders. Each director shall serve until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

Section 3.03 Removal; Resignations. Any or all of the directors may be removed by the affirmative vote of holders of not less than a majority of the Common Stock then issued and outstanding and voting as a single class, and any of the directors may be removed by action of the Board of Directors. Any director may resign at any time by giving written notice to the Board of Directors, the President or the Secretary. The resignation shall be effective upon receipt thereof or at such subsequent time as may be specified in the notice of resignation. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.04 Regular Meetings. Regular meetings of the Board of Directors shall be held on such day and at such hour as the Board shall from time to time designate. Notice of regular meetings of the Board of Directors need not be given.

Section 3.05 Special Meetings. Special meetings of the Board of Directors may be called by the Chair of the Board, by the President or by two or more of the directors, and shall be held at such time and place as shall be designated in the call for the meeting. Notice of each special meeting shall be given by or at the direction of the person or persons authorized to call such meeting to each director at least one day prior to the day named for the meeting.

Section 3.06 Quorum. A majority of the total number of directors shall constitute a quorum for transaction of business. The act of a majority of directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as provided by law, the Articles of Incorporation, or these Bylaws.

Section 3.07 Consent in Lieu of Meetings. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, such writing or writings to be filed with the minutes or proceedings of the Board or committee.

Section 3.08 Organization. Every meeting of the Board of Directors shall be presided over by the Chair of the Board, if present, and, if not, the President, or in the absence of the Chair of the Board and the President, a chair of the meeting chosen by a majority of the directors present. The Secretary, or in his or her absence, a person appointed by the chair of the meeting, shall act as secretary of the meeting.

Section 3.09 Committees. The Board of Directors may, by resolution adopted by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of two or more directors. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and exercise the authority of the Board of Directors in the management of the business and affairs of the Corporation. Vacancies in the membership of any committee shall be filled by the Board of Directors at a regular or special meeting of the Board of Directors. Each Committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required.

Section 3.10 Vacancies. Newly created directorships resulting from an increase in the number of directors and vacancies occurring on the Board of Directors for any reason may be filled by vote the Board of Directors or by the shareholders. A director elected to fill a vacancy, unless elected by the shareholders, shall hold office until the next meeting of shareholders at which the election of directors is in the regular order of business, and until his or her successor has been elected and qualified, and any director elected by the shareholders to fill a vacancy shall hold office for the unexpired term of his or her predecessor unless, in either case, he or she shall sooner die, resign or be removed.

ARTICLE 4

OFFICERS

Section 4.01 Number. The officers of the Corporation shall be a President, a Secretary and a Treasurer, and may include one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as the Board of Directors may authorize from time to time.

Section 4.02 Qualifications. The President, Secretary and Treasurer shall be natural persons of full age.

Section 4.03 Election and Term of Office. The officers of the Corporation shall be elected or appointed by the Board of Directors and each shall serve at the pleasure of the Board.

Section 4.04 Resignations. Any officer may resign at any time by giving written notice to the Board of Directors, the President or the Secretary. The resignation shall be effective upon receipt thereof or at such subsequent time as may be specified in the notice of resignation. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.05 Chair of the Board. If there is a Chair of the Board, the Chair of the Board shall preside at the meetings of the Board of Directors and at meetings of shareholders. Such Chair of the Board shall also perform such other duties as may be specified by the Board of Directors from time to time and as do not conflict with the duties of the President.

Section 4.06 The President. Except as otherwise expressly directed by the Board of Directors, the President shall be the chief executive officer and shall have general supervision of all of the departments and business of the Corporation; he or she shall prescribe the duties of the other officers and employees and see to the proper performance thereof. The President shall be responsible for having all orders and resolutions of the Board of Directors carried into effect. As authorized by the Board of Directors, he or she shall execute on behalf of the Corporation and may affix or cause to be affixed a seal to all instruments requiring such execution, except to the extent that signing and execution thereof shall have been expressly delegated to some other officer or agent of the Corporation. The President shall perform such other duties as may be prescribed by the Board of Directors.

Section 4.07 The Vice Presidents. The Vice Presidents shall perform such duties and do such acts as may be prescribed by the Board of Directors or the President. Subject to the provisions of this Section, the Vice Presidents shall perform the duties and have the powers of the President in the event of his or her absence or disability.

Section 4.08 The Secretary. The Secretary shall act under the direction of the President. Unless a designation to the contrary is made at a meeting, the Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all of the proceedings of such meetings, and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the President or the Board of Directors. If one is obtained, the Secretary shall keep in safe custody the seal of the Corporation, and, when authorized by the President or the Board of Directors, cause it to be affixed to any instruments requiring it.

Section 4.09 Assistant Secretaries. In the absence or disability of the Secretary or when so directed by the Secretary, any Assistant Secretary may perform all the duties of the Secretary, and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Secretary. The Assistant Secretaries shall perform such other duties as from time to time may be assigned to them respectively by the Board of Directors, the President, or the Secretary.

Section 4.10 The Treasurer. The Treasurer shall be the chief financial officer and shall act under the direction of the President. Subject to the direction of the President, he or she shall have custody or control of the Corporation funds and shall keep or cause to be kept full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit or cause to be deposited all moneys in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse or cause to be disbursed the funds of the Corporation as may be ordered by the President, taking appropriate vouchers for such disbursements, and shall on request render to the President and the Board of Directors, at its meetings, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

Section 4.11 Assistant Treasurers. In the absence or disability of the Treasurer or when so directed by the Treasurer, any Assistant Treasurer may perform all the duties of the Treasurer, and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Treasurer. The Assistant Treasurers shall perform such other duties as from time to time may be assigned to them respectively by the Board of Directors, the President, or the Treasurer.

ARTICLE 5

PERSONAL LIABILITIES OF DIRECTORS AND INDEMNIFICATION

Section 5.01 Personal Liabilities of Directors. A director of this Corporation shall not be personally liable, as such, for monetary damages for any action taken, or any failure to take any action, unless: (a) the director has breached or failed to perform the duties of his or her office under Chapter 17, Subchapter B of the BCL; and (b) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This Section shall not limit a director’s liability for monetary damages to the extent prohibited by Section 1713(b) of the BCL.

Section 5.02 Indemnification. The Corporation shall indemnify any person who was or is a party to or witness in, or is threatened to be made a party to or a witness in, any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Corporation, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving while a director or officer of the Corporation at the request of the Corporation as a director, officer, employee, agent, fiduciary or other representative of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding unless the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted self-dealing, willful misconduct or recklessness, subject to any limitations prescribed by state or federal law, rule or regulation or interpretations thereof.

Section 5.03 Advancement of Expenses. Expenses incurred by an officer or director of the Corporation in connection with participating in a civil or criminal action, suit or proceeding as described in Section 5.02 shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Corporation, subject to any limitations prescribed by state or federal law, rule or regulation or interpretations thereof.

Section 5.04 Other Rights. The indemnification and advancement of expenses provided by or pursuant to this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Corporation’s Articles of Incorporation, any insurance or other agreement, vote of shareholders or directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding an office, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such person.

Section 5.05 Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of these Bylaws.

Section 5.06 Modification. The duties of the Corporation to indemnify and to advance expenses to a director or officer provided in this Article shall be in the nature of a contract between the Corporation and each such director or officer, and no amendment or repeal of any provision of this Article shall alter, to the detriment of such director or officer, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment, repeal or termination.

Section 5.07 Exception. Notwithstanding anything in this Article 5 to the contrary, the Corporation shall not be obligated to indemnify any person under Section 5.02 or advance expenses under Section 5.03 with respect to an action, suit or proceeding commenced by such person, other than mandatory counterclaims, affirmative defenses or to enforce the right to indemnification under Section 5.02 or advancement of expenses under Section 5.03.

ARTICLE 6

SHARE CERTIFICATES; TRANSFER

Section 6.01 Share Certificates. Shares of stock in the Corporation shall be uncertificated and shall not initially be represented by certificates, except to the extent as may be required by applicable law, as requested by a shareholder or as may otherwise be authorized by the Board of Directors. In the event shares of stock are represented by certificates, such share certificates shall be in the form prescribed by the Board of Directors and shall be signed by the President or a Vice President and by the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer of the Corporation, but such signatures may be facsimiles, engraved or printed. In case any officer who has signed, or whose facsimile signature has been placed upon any share certificate shall have ceased to be such officer because of death, resignation, or otherwise, before the certificate is issued, it may be issued by the Corporation with the same effect as if the officer had not ceased to be such at the date of its issue.

Section 6.02 Transfer of Shares. Transfers of stock shall be made on the books of the Corporation, and in the case of certificated shares of stock, the Corporation shall maintain books in which the ownership and transfer of the Corporation’s shares shall be definitively registered. Transfer of share certificates and the shares represented thereby shall be made only on the books of the Corporation by the owner thereof or by the owner’s attorney thereunto authorized, by a power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender of the share certificates.

Section 6.03 Lost, Destroyed and Mutilated Certificates. The Board of Directors, by standing resolution or by resolutions with respect to particular cases, may authorize the issue of new share certificates in lieu of share certificates lost, destroyed or mutilated, upon such terms and conditions as the Board may direct.

Section 6.04 Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

ARTICLE 7

MISCELLANEOUS

Section 7.01 Fiscal Year. The fiscal year of the Corporation shall be the calendar year.

Section 7.02 Corporate Seal. If one is obtained, the corporate seal of the Corporation shall have inscribed thereon the name of the Corporation, the year of its organization, the words “Corporate Seal”, and the name of the State of Incorporation. The seal may be used by any person authorized by the Board of Directors of the Corporation or by these Bylaws by causing the seal or a facsimile thereof to be impressed or affixed, or in any manner reproduced.

Section 7.03 Execution of Documents. Except as otherwise required by law, the Articles of Incorporation or these Bylaws, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board may determine.

Section 7.03 Notice. Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the United States mail, or by email or other electronic communication, or facsimile, charges prepaid, to his or her address appearing in the books of the Corporation, or supplied by him or her to the Corporation for the purpose of notice. If the notice is sent by mail it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail. If the notice is sent by facsimile, e-mail or other electronic communication, it shall be deemed to have been given when sent at the date and time shown on the written transmission of such communication. If such notice is related to a meeting, the notice shall specify the place, day, and hour of the meeting, and, in the case of a special meeting of shareholders, the purpose of and general nature of the business to be transacted at such special meeting.

Section 7.04 Waiver of Notice. Whenever any written notice is required by law, or by the Articles of Incorporation or by these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of shareholders, neither the business to be conducted at nor the purpose of the meeting need be specified in the waiver of notice of the meeting. Attendance of a person either in person or by proxy, at any meeting, shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully convened or called.

ARTICLE 8

AMENDMENTS

Section 8.01 Amendments. Except as otherwise provided by the BCL, these Bylaws may be altered, amended or repealed by the affirmative vote of the holders of at least a majority of the outstanding shares of common stock at any regular or special meeting duly convened after notice to the shareholders of that purpose, or by a majority vote of the members of the Board of Directors at any regular or special meeting thereof duly convened after notice to the directors of that purpose.

Exhibit C

Post-Closing Governance Matters

1.

Parent Board Size. Prior to the Effective Time, Parent shall take all necessary action to increase the size of the Parent Board such that, at the Effective Time, the Parent Board shall be composed of fifteen (15) directors.

2.

Parent Board Composition. All ten (10) of the directors on the Parent Board as of immediately prior to the Effective Time (the “Parent Designees”) shall continue as directors as of the Effective Time, subject to their ability and willingness to serve. The Company shall designate five (5) of the directors of the Company who are directors of the Company on the date hereof (the “Company Designees”) and, following reasonable consultation with Parent with respect to the selection of such directors, and subject to compliance by such directors with (i) the Parent Organizational Documents, (ii) Parent’s Corporate Governance Guidelines, (iii) Parent’s typical procedures with respect to new directors (including completion of Parent’s director questionnaire) and (iv) other than with respect to the Executive Vice Chair, the independence requirements of the NYSE listing standards, such individuals shall be added as directors to the Parent Board as of the Effective Time, subject to such individual’s ability and willingness to serve. One (1) of the Company Designees shall be the CEO of the Company as of immediately prior to the Effective Time (the “Company CEO”). If any Company Designee is unable or unwilling to serve as a director of Parent as of the Effective Time, the Company shall designate a replacement, following reasonable consultation with Parent, which replacement shall be deemed a Company Designee for all purposes of the Agreement.

3.

Parent Board Committees. As of the Effective Time, the standing committees of the Parent Board shall consist of Parent’s existing committees. The allocation of the Parent Designees and the Company Designees on the committees of the Parent Board shall be approximately proportional in the aggregate to the representation of the Parent Designees and the Company Designees on the Parent Board.

4.

Parent Board Chair. The chair of the Parent Board as of immediately prior to the Effective Time (the “Parent Board Chair”) shall continue in such position as of the Effective Time. If the individual designated as the Parent Board Chair is unable or unwilling to serve in such position as of the Effective Time, the Parent Board shall designate a replacement from among the Parent Designees.

5.

Executive Vice Chair. For a period of two (2) years after the Effective Time, the Company CEO shall serve as Executive Vice Chair of the Parent (“Executive Vice Chair”). The Executive Vice Chair shall have such roles and responsibilities as described below.

a.	Parent Board Responsibilities

i.	The Executive Vice Chair shall support the Parent Board Chair in leading the Parent Board and maintaining effective governance.

ii.

The Executive Vice Chair shall preside over meetings in the Parent Board Chair’s absence. In the Executive Vice Chair’s absence, such other director as the Parent Board may determine shall preside over meetings.

iii.	The Executive Vice Chair shall serve on the executive committee of the Parent Board, should one be created.

iv.	The Executive Vice Chair may provide input to the Parent Board Chair and the Parent President and CEO (the “Parent CEO”) on the formulation of the Parent Board agenda.

v.	The Executive Vice Chair may advise the Parent CEO as to the quality, quantity and timeliness of the information sent to the Parent Board by management.

vi.	The Executive Vice Chair may assist in proposing to the Nominating/Corporate Governance Committee potential Parent Board candidates and mentoring future Parent Board leaders.

b.	Strategic Oversight

i.	The Executive Vice Chair shall provide input on long-term planning, including infrastructure upgrades, water resource management, mergers and acquisitions and sustainability initiatives.

ii.	The Executive Vice Chair shall assist in monitoring performance metrics such as service reliability, water quality, customer satisfaction, rate strategy and financial health.

c.	Limited Operating Responsibilities

i.	The Executive Vice Chair and the Parent CEO shall work collaboratively to achieve integration of Parent’s and the Company’s board members, management teams and operating units.

ii.	The Executive Vice Chair shall consult with the Parent CEO on regulatory and legislative matters and shall engage with regulators and legislators with approval of the Parent CEO.

iii.	The Executive Vice Chair shall act as executive sponsor and shall oversee the Integration Task Force.

d.	Reporting and Role

i.	The Executive Vice Chair shall report to the Parent Board.

ii.

In general, the Executive Vice Chair primarily would interface with: (i) the Parent Board with respect to matters included in Section 5(a) of this Exhibit C and (ii) the Parent CEO with respect to matters included in Sections 5(b) and 5(c) of this Exhibit C.

iii.

It is intended that the Executive Vice Chair shall continue to serve as a director of the Parent Board after the initial two-year Executive Vice Chair assignment is completed. This is subject to the Parent Board governance and election process.

6.

Integration Task Force. As of the Effective Time, Parent shall establish an Integration Task Force, which shall be comprised of a group of managers with equal representations from both Parties. The Integration Task Force shall evaluate and recommend the “best-in-breed” individuals, other than as described in the Agreement and organizational structures for Parent post-closing. The Integration Task Force shall operate for one (1) year after Closing, at which time it shall be dissolved, and all future decisions on management and organization shall be under the responsibility of the Parent CEO and his management team, with the exception of Named Executive Officers, which would continue to be recommended by the Parent CEO and approved by the Parent Board.

Exhibit D

Post-Closing Executive Officer Matters

Parent shall take all necessary action such that, as of the Effective Time, (i) Colleen Arnold shall hold a senior executive-level position with Parent as President, Regulated Operations, and (ii) Daniel Schuller shall hold a senior executive-level position with Parent as Executive Vice President and Chief Strategy Officer (each individual, an “Officer Designee”), in each case subject to compliance by such Officer Designee with Parent’s typical procedures with respect to new senior executives and subject to such Officer Designee’s ability and willingness to serve.

Annex B

October 24, 2025

The Board of Directors

American Water Works Company, Inc.

1 Water Street

Camden, NJ 08102

Members of the Board of Directors:

We understand that American Water Works Company, Inc. (“American Water”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), among American Water, Alpha Merger Sub, Inc., a wholly owned subsidiary of American Water (“Merger Sub”), and Essential Utilities, Inc. (“Essential”), pursuant to which, among other things, Merger Sub will merge with and into Essential (the “Transaction”) and each share of the common stock, par value $0.50 per share, of Essential issued and outstanding (“Essential Common Stock”) will be converted into the right to receive 0.305 (the “Exchange Ratio”) shares of the common stock, par value $0.01 per share, of American Water (“American Water Common Stock”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to American Water of the Exchange Ratio provided for in the Transaction.

In connection with this opinion, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to Essential and American Water;

(2)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Essential furnished to or discussed with us by the management of Essential, including certain financial forecasts relating to Essential prepared by the management of Essential (such forecasts, the “Essential Forecasts”);

(3)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of American Water furnished to or discussed with us by the management of American Water, including certain financial forecasts relating to American Water prepared by the management of American Water (such forecasts, the “American Water Forecasts”);

(4)

reviewed and discussed with members of senior management of American Water estimates of the amount and utilization of certain net operating losses and other tax attributes of Essential prepared by the management of American Water (the “NOLs”);

(5)

reviewed certain estimates as to the impact of incremental rate base investment and the amount and timing of temporary cost efficiencies (collectively, the “Efficiencies”) anticipated by the management of American Water to result from the Transaction;

(6)

discussed the past and current business, operations, financial condition and prospects of Essential with members of senior managements of Essential and American Water, and discussed the past and current business, operations, financial condition and prospects of American Water with members of senior management of American Water;

(7)

reviewed the potential pro forma financial impact of the Transaction on the future financial performance of American Water, including the potential effect on American Water’s estimated earnings per share;

(8)

reviewed the trading histories for Essential Common Stock and American Water Common Stock and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

The Board of Directors

American Water Works Company, Inc.

(9)	compared certain financial and stock market information of Essential and American Water with similar information of other companies we deemed relevant;

(10)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(11)	reviewed the relative financial contributions of Essential and American Water to the future financial performance of the combined company on a pro forma basis;

(12)	reviewed a draft, dated October 21, 2025, of the Agreement (the “Draft Agreement”); and

(13)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of American Water and Essential that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Essential Forecasts, we have been advised by Essential, and have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Essential as to the future financial performance of Essential. With respect to the American Water Forecasts, the Efficiencies and the NOLs, we have assumed, at the direction of American Water, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of American Water as to the future financial performance of Essential and American Water and the other matters covered thereby. We have relied, at the direction of American Water, on the assessments of the management of American Water as to American Water’s ability to achieve the Efficiencies and have been advised by American Water, and have assumed, that the Efficiencies will be realized in the amounts and at the times projected. We have relied, at the direction of American Water, on the assessments of the management of American Water as to the ability of Essential to utilize the NOLs and have been advised by American Water, and have assumed, at the direction of American Water, that such NOLs will be utilized in the amounts and at the times projected. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Essential, American Water or any other entity, nor have we made any physical inspection of the properties or assets of Essential, American Water or any other entity. We have not evaluated the solvency or fair value of Essential, American Water or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of American Water, that the Transaction will be consummated in accordance with the terms set forth in the Agreement, without waiver, modification or amendment of any material term, condition or agreement contemplated therein or thereby and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Essential, American Water, any other entity, or the Transaction (including the contemplated benefits thereof). We also have assumed, at the direction of American Water, that that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Exchange Ratio to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction, or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Transaction or otherwise. Our opinion is limited to the fairness,

The Board of Directors

American Water Works Company, Inc.

from a financial point of view, to American Water of the Exchange Ratio provided for in the Transaction and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Exchange Ratio. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to American Water or in which American Water might engage or as to the underlying business decision of American Water to proceed with or effect the Transaction. In addition, we are not expressing any view or opinion with respect to, and have relied, with the consent of American Water, upon the assessments of representatives of American Water regarding legal, regulatory, accounting, tax and similar matters relating to American Water or Essential and the Transaction (including the contemplated benefits thereof) as to which we understand that American Water obtained such advice as it deemed necessary from qualified professionals. We are not expressing any opinion as to what the value of American Water Common Stock actually will be when issued or the prices at which American Water Common Stock or Essential Common Stock will trade at any time, including following announcement or consummation of the Transaction. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to American Water in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, American Water has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of American Water, Essential and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to American Water and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial advisor to American Water in connection with a sale transaction, (ii) having acted or acting as a book-running manager, bookrunner and/or underwriter for certain debt and equity offerings of American Water and/or an affiliate thereof, (iii) having acted or acting as a dealer for a commercial paper program of American Water and/or an affiliate thereof, (iv) having acted or acting as a bookrunner, arranger and/or document agent for, and/or as a lender under, certain letters of credit, credit facilities and other credit arrangements of American Water and/or certain of its affiliates, (v) having provided or providing certain derivatives and other trading services to American Water and/or certain of its affiliates, and (vi) having provided or providing certain treasury management products and services to American Water and/or certain of its affiliates.

The Board of Directors

American Water Works Company, Inc.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Essential and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a manager, bookrunner, sales agent, forward seller, forward purchaser and/or underwriter for certain debt and equity offerings of Essential, (ii) having acted or acting as a dealer for a commercial paper program of Essential, and (iii) having acted or acting as a bookrunner, arranger and/or syndication agent for, and/or as a lender under, certain term loans, letters of credit, credit facilities and other credit arrangements of Essential and/or certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of American Water (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on American Water, Essential or the Transaction. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of BofA Securities, Inc.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio provided for in the Transaction is fair, from a financial point of view, to American Water.

Very truly yours,

/s/ BOFA SECURITIES, INC.

BOFA SECURITIES, INC.

Annex C

October 26, 2025

Board of Directors

Essential Utilities, Inc.

762 W. Lancaster Avenue

Bryn Mawr, Pennsylvania 19010

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.50 per share (“Company Common Stock”), of Essential Utilities, Inc., a Pennsylvania corporation (the “Company”), of the Exchange Ratio (as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among the Company, American Water Works Company, Inc., a Delaware corporation (“Parent”), and Alpha Merger Sub, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Parent (“Merger Sub”). As more fully described in the Agreement, Merger Sub will be merged with and into the Company (the “Transaction”) and each issued and outstanding share of Company Common Stock (other than any Canceled Shares (as defined in the Agreement)) will be converted into the right to receive 0.305 (the “Exchange Ratio”) shares of common stock, par value $0.01 per share (“Parent Common Stock”), of Parent.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information, including publicly available research analysts’ financial forecasts, relating to the Company and Parent; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company; (iii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Parent furnished to us by Parent, including financial forecasts provided to or discussed with us by the management of Parent; (iv) reviewed information regarding the capitalization of the Company and Parent furnished to us by the Company and Parent, respectively; (v) conducted discussions with members of the senior management and representatives of the Company and Parent concerning the information described in clauses (i) through (iv) of this paragraph, as well as the businesses and prospects of the Company and Parent generally; (vi) reviewed the reported prices and trading activity for the Company Common Stock and Parent Common Stock; (vii) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (viii) reviewed the financial terms of certain other transactions that we deemed relevant; (ix) reviewed the execution version of the Agreement; (x) participated in certain discussions and negotiations among representatives of the Company and Parent and their advisors; and (xi) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our analysis and opinion, we have, at your direction, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not independently verified any such information (or assumed any responsibility for the independent verification of any such information). We have also relied on the representation of the Company’s management that they are not aware of any facts or circumstances that would make any such information inaccurate or misleading. We have relied upon, without independent verification, the assessment of the Company

399 Park Avenue | 4th Floor | New York, NY 10022

Moelis & Company LLC doing business as Moelis

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and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts and other information relating to the Company and Parent referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company or Parent, as the case may be, as to the future performance of the Company and Parent. We also have assumed, at your direction, that the future financial results reflected in such forecasts and other information will be achieved at the times and in the amounts projected. In addition, we have relied on the assessments of the managements of the Company and Parent as to Parent’s ability to retain key employees of the Company and to integrate the businesses of the Company and Parent. We express no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company. Our opinion does not address any legal, regulatory, tax or accounting matters. We have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, except for the fairness of the Exchange Ratio from a financial point of view to the holders of Company Common Stock. We are not expressing any opinion as to fair value, viability or the solvency of the Company or Parent following the closing of the Transaction. Our opinion relates to the relative values of the Company and Parent. We have not considered, and we do not express any opinion with respect to, any transaction that the Company or Parent may undertake after the date hereof. We express no opinion as to what the value of Parent Common Stock actually will be when issued pursuant to the Transaction or the prices at which Company Common Stock or Parent Common Stock may trade at any time. In rendering this opinion, we have assumed that the Transaction will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, that the representations and warranties of each party set forth in the Agreement are accurate and correct, and that the parties to the Agreement will comply with all the material terms of the Agreement. We have assumed that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to our analysis. In addition, representatives of the Company have advised us, and we have assumed that the Transaction will qualify as a tax free reorganization for federal income tax purposes. We have not been authorized to solicit and have not solicited indications of interest in a possible transaction with the Company from any party.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof.

We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, (i) a portion of which is payable upon delivery of this opinion, regardless of the conclusion reached herein, (ii) a portion of which is payable upon the public announcement of the Transaction, (iii) a portion of which is payable upon receipt of shareholder approval of the Company’s shareholders of the Transaction and (iv) the principal portion of which is contingent upon the consummation of the Transaction. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and Parent. In the past two years prior to the date hereof, we have not been engaged by (and have not received any fees from) the Company or Parent. We may in the future provide investment banking and other services to the Company or Parent, for which we would expect to receive compensation for such services.

This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any

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holder of securities should vote or act with respect to the Transaction or any other matter. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Exchange Ratio from a financial point of view to the holders of Company Common Stock. In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Exchange Ratio or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Transaction is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

/s/ MOELIS & COMPANY LLC
MOELIS & COMPANY LLC

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